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ERICKSON AIR-CRANE INCORPORATED INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on December 5, 2011

Registration No. 333-166752

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 6
TO
FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ERICKSON AIR-CRANE INCORPORATED
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3720 (Primary Standard Industrial Classification Code Number)	93-1307561 (I.R.S. Employer Identification Number)

5550 SW Macadam Avenue, Suite 200
Portland, Oregon 97239
(503) 505-5800
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Charles Ryan
Chief Financial Officer
Erickson Air-Crane Incorporated
5550 SW Macadam Avenue, Suite 200
Portland, Oregon 97239
(503) 505-5800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:
Douglas A. Tanner, Esq. Milbank, Tweed, Hadley & McCloy LLP 1 Chase Manhattan Plaza New York, NY 10005 Tel: (212) 530-5000 Fax: (212) 530-5219	Michael P. Reed, Esq. Frank M. Conner III, Esq. DLA Piper LLP (US) 500 8th Street NW Washington, DC 20004 Tel: (202) 799-4000 Fax: (202) 799-5000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock, $0.0001 par value		$75,000,000	$5,347.50(3)

(1)
Includes shares of common stock that the underwriters have the option to purchase to cover the overallotment.

(2)
Estimated solely for purposes of determining the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

(3)
The registration fee of $5,347.50 was previously paid on May 12, 2010.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 5, 2011
PRELIMINARY PROSPECTUS

Erickson Air-Crane Incorporated
                      Shares
Common Stock
$             per share

This is Erickson Air-Crane Incorporated's initial public offering. We are selling                        shares of our common stock.

We expect the public offering price to be between $            and $            per share. Currently, no public market exists for the shares. We have applied to list our common stock on The NASDAQ Global Market under the symbol "EAC."

Investing in our common stock involves risks. See "Risk Factors" beginning on page 14 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

The selling stockholders named in this prospectus have granted the underwriters an option to purchase up to an additional                        shares of our common stock at the public offering price, less the underwriting discounts and commissions, to cover overallotments, if any, within 30 days from the date of this prospectus. We will not receive any proceeds from the sale of shares by the selling stockholders, if any; however, we will pay all expenses on behalf of the selling stockholders in connection with the offering other than the underwriting discounts and commissions payable by the selling stockholders.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                                    , 2012.

Stifel Nicolaus Weisel

The date of this prospectus is                                    , 2012.

    Neither we, the underwriters, nor the selling stockholders have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. You should not rely on any information other than the information contained in this prospectus and in any free writing prospectus that we prepare. Neither we, the underwriters, nor the selling stockholders take any responsibility for, nor can provide any assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

    Erickson Air-Crane Incorporated, our logo, and other trademarks mentioned in this prospectus are the property of their respective owners.

i

EXPLANATORY NOTE REGARDING RECAPITALIZATION

    In connection with this offering, we will amend and restate our certificate of incorporation to convert our Series A Redeemable Preferred Stock and our Class A Common Stock into an aggregate of 7,405,436 shares of a single class of common stock. Unless otherwise noted, the information in this prospectus gives effect to our recapitalization and the amendment and restatement of our certificate of incorporation. We also intend to adopt a 2012 Stock Incentive Plan under which we intend to issue restricted common stock or rights to receive stock to certain of our employees concurrent with the closing of this offering. See "Capitalization" and "Executive Compensation—2012 Stock Incentive Plan" for additional information.

ii

PROSPECTUS SUMMARY

    This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes included in this prospectus and the information set forth under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    In this prospectus, unless otherwise indicated or the context otherwise requires, references to "we," "us," "our," the "Company," and "Erickson" refer to Erickson Air-Crane Incorporated and its subsidiaries on a consolidated basis.

Our Company

    We specialize in the operation and manufacture of the Erickson S-64 Aircrane ("Aircrane"), a versatile and powerful heavy-lift helicopter. The Aircrane has a lift capacity of up to 25,000 pounds and is the only commercial aircraft built specifically as a flying crane without a fuselage for internal loads. The Aircrane is also the only commercial heavy-lift helicopter with a rear load-facing cockpit, combining an unobstructed view and complete aircraft control for precision lift and load placement capabilities.

    We own and operate a fleet of 17 Aircranes, which we use to support a wide variety of government and commercial customers worldwide across a broad range of aerial services, including firefighting, timber harvesting, infrastructure construction, and crewing. We refer to this segment of our business as Aerial Services. We also manufacture Aircranes and related components for sale to government and commercial customers and provide aftermarket support and maintenance, repair, and overhaul services for the Aircrane and other aircraft. We refer to this segment of our business as Aircraft Manufacturing and Maintenance, Repair, and Overhaul ("Manufacturing / MRO"). As part of our Manufacturing / MRO segment, we also offer cost per hour ("CPH") contracts pursuant to which we provide components and expendable supplies for a customer's aircraft at a fixed cost per flight hour. We believe CPH contracts help our customers better predict and manage their maintenance costs. In 2010, our Aerial Services and Manufacturing / MRO segments generated revenues of $105.7 million and $12.5 million, respectively. For the nine months ended September 30, 2011, our Aerial Services and Manufacturing / MRO segments generated revenues of $111.2 million and $10.8 million, respectively.

    We own the Type and Production Certificates for the Aircrane, granting us exclusive design, manufacturing, and related rights for the aircraft and original equipment manufacturer ("OEM") components. We invest in new technologies and proprietary solutions with a goal of increasing our market share and entering new markets. We have made more than 350 design improvements to the Aircrane since acquiring the Type Certificate and we have developed Aircrane accessories that enhance our aerial operations, such as our firefighting tank system and snorkel, timber "heli harvester," and anti-rotation device and hoist.

    We have manufactured 34 Aircranes for our own fleet and for our customers in several countries worldwide. To date, we have sold and delivered nine Aircranes, including our first sale to a commercial customer in 2009 (subject to the purchaser's right to resell the aircraft to us on July 31, 2013, which was an important term to the purchaser when the sale agreement was negotiated). In addition, we recently entered into an Aircraft Lease and Purchase Option Agreement with HRT Netherlands B.V. ("HRT"), a subsidiary of HRT Participações em Petróleo S.A., a Brazilian oil and gas exploration company, that provides HRT with an option to purchase one Aircrane on or prior to January 15, 2012. See "Summary—Recent Developments."

    We believe we are the only fully integrated developer, manufacturer, operator, and provider of aftermarket parts and services for a precision heavy-lift helicopter platform, and that there are significant growth opportunities for our business. For example, we believe population growth and deconcentration, which increases the size and breadth of communities that must be protected from wildfires, will lead to increased government spending on rapid response, heavy-lift firefighting solutions such as the Aircrane. See "Business—Competition" and "The Commercial Heavy-Lift Helicopter Industry—Commercial Heavy-Lift Helicopter Markets." There is, however, no guarantee that growth will occur in the markets we serve or that we will be able to take advantage of growth opportunities. See "Risk Factors."

    We target long-term contract opportunities and had a total backlog of $133.1 million as of September 30, 2011, of which $103.4 million was from signed contracts and $29.8 million was from anticipated contract extensions. We expect that approximately $111.8 million of the backlog will not be filled within the current fiscal year. See "Business—Backlog" for a discussion of how we define and calculate backlog. See "Risk Factors—Some of our backlog may be deferred or may not be entirely realized."

    Our Aerial Services operations are seasonal and tend to peak in June through October and tend to be at a low point in January through April. As a result of this seasonality, we have historically generated the majority of our revenues, and our cash flows, in the second half of the calendar year. We had cash used in operations of $8.4 million for the year ended December 31, 2010 and $14.4 million for the nine months ended September 30, 2011. We believe that our cash flows from operations, together with cash on hand and the availability of our credit facilities, will provide us with sufficient liquidity to operate our business for the foreseeable future.

    We are headquartered at 5550 SW Macadam Avenue, Suite 200, Portland, Oregon 97239, our phone number is (503) 505-5800, and our website address is www.ericksonaircrane.com. The information on, or accessible through, our website is not a part of this prospectus and should not be relied upon in determining whether to make an investment decision. We have production, maintenance, and logistics facilities in Central Point, Oregon. We currently maintain a year-round international presence with operations in Canada, Italy, Malaysia, and Peru, and an operating presence in Australia, Brazil, and Greece.

    We employ approximately 700 employees of whom approximately 500 are located in Oregon, primarily at our Central Point facilities and Portland headquarters. We employ approximately 100 pilots. We deploy crews, including pilots and maintenance personnel, on-site where we deploy our Aircranes.

Our Competitive Strengths

    We believe we have certain competitive advantages in the heavy-lift helicopter market that further our ability to execute on our strategy.

    Versatile Heavy-Lift Helicopter Solutions.    The versatility and high payload capacity of the Aircrane, its proprietary mission-specific accessories, and the skill of our pilots and crews, make the Aircrane an attractive solution for a wide variety of aerial services. We believe our fleet of 17 owned and operating Aircranes is the largest commercial fleet of helicopters in the world capable of carrying loads of up to 25,000 pounds and that our role as the manufacturer of the Aircrane, combined with our scale, service readiness, and comprehensive global support network, provides us with a leadership position in the heavy-lift helicopter industry. See "Business—Competition."

    Vertically Integrated Business Model.    We offer a full spectrum of heavy-lift helicopter solutions, including the design, engineering, development, manufacturing, and testing of the Aircrane, as well as Aerial Services and MRO services. We believe our integrated business model reduces our costs, diversifies our revenue stream, and results in better products and services through close collaboration between our product engineers and our operations personnel.

    Established International Presence.    During our history, we have operated in 18 countries across five continents. Global operations allow us to maximize the use of our fleet for seasonal aerial services and position us to capitalize on opportunities in a broad range of geographies. We currently maintain a year-round international presence in Canada, Italy, Malaysia, and Peru, and an operating presence in Australia, Brazil, and Greece.

    Proprietary Technologies and Continuous Innovation.    We have made more than 350 design improvements to the Aircrane and have developed a variety of innovative accessories for our Aerial Services, including a 2,650 gallon firefighting tank and snorkel refill system, a "heli harvester" for aerial timber harvesting, and an anti-rotation device and hoist that facilitates precision heavy load placement. We continuously explore ways to deliver innovative solutions to our customers and to potential customers in new markets.

    Valuable Long-Term Customer Relationships and Contracts.    We believe that our established relationships with customers, some of whom have been customers for more than 20 years, allow us to effectively compete for and win new projects and contract renewals. Our long-term relationships help provide us with visibility with respect to our revenue, aircraft utilization, and scheduled usage patterns. We increased our backlog as of September 30, 2011 by $100.1 million to $133.1 million compared to September 26, 2007, the date of the acquisition of the Company by a group of private equity investors. We derived more than 50% of our 2010 revenues from long-term contracts, some of which extend beyond 2013. See "Business—Backlog" for a discussion of how we define and calculate backlog. See "Risk Factors—Some of our backlog may be deferred or may not be entirely realized."

    Experienced and Growth-Oriented Management Team.    Within the last four years, we have added the six members of our senior management team, including our Chief Executive Officer ("CEO"), our Chief Financial Officer ("CFO"), our Senior Vice President of Global Sales and Marketing, our Vice President of Manufacturing and MRO, our Vice President of Aerial Services, and our Vice President, General Counsel, and Corporate Secretary. Our senior management team has an average of more than 20 years of experience in the aviation industry and rotorcraft sector. This professional aerospace team provides us with deep domain knowledge, extensive operational and manufacturing expertise, and strong customer and business relationships.

Our Strategy

    Our goals are to strengthen our position in the competitive heavy-lift helicopter industry by continuing to provide innovative, value-added solutions to our customers, and to expand our aircraft and component sales and MRO services. We intend to focus on the following strategies to achieve these goals:

    Maintain Position in Aerial Services and Expand into New Markets.    We intend to leverage our global presence, our vertically integrated offerings, and our innovative technologies to expand our customer base and increase our fleet utilization in existing and new markets. We expect to opportunistically expand our aircraft fleet to support customer demand.

  •
  Firefighting.  We intend to opportunistically enter European, Asian, and South American countries that have significant fire seasons. We expect the seasonal differences between these countries and those we currently serve will provide us with the opportunity to increase our global fleet utilization and provide more scale in each of our key target regions.

  •
  Timber harvesting.  We intend to opportunistically enter new markets in South America and Asia where abundant high-value timber resources present significant growth potential for our heavy-lift solutions. In addition, we expect to continue to capitalize on the growing desire for sustainable timber harvesting practices, as we have done in North America and Malaysia.

  •
  Infrastructure construction.  We believe that infrastructure construction represents a large market with growth potential for us. In particular, we believe that electrical grid development and modernization, oil and gas pipeline construction, wind turbine construction, and other alternative energy projects represent our most significant growth opportunities in this sector.

  •
  Emergency response.  We have developed and continue to expand a comprehensive emergency response marketing effort to provide advanced global aerial solutions in support of disaster recovery, hazard mitigation, and infrastructure restoration.

  •
  Crewing.  We have experienced strong demand for crewing services from customers who have purchased our Aircranes and we expect this trend to continue as the global installed base of Aircranes expands.

    Increase Our Aircrane Sales.    We intend to increase sales of the Aircrane to existing and new customers. In addition to generating profits upon sale, we expect an increase in the installed base of Aircranes to augment demand for our crewing services, OEM components, and MRO and other aftermarket services. We have established a sales team that is focused on expanding Aircrane sales.

    We completed our first sale of an Aircrane to a commercial customer in 2009 (subject to the purchaser's right to resell the aircraft to us on July 31, 2013, which was an important term to the purchaser when the sale agreement was negotiated). On August 1, 2011, we entered into an Aircraft Lease and Purchase Option Agreement with HRT, a subsidiary of a Brazilian oil and gas exploration company, pursuant to which HRT has leased an Aircrane, with an option to purchase the Aircrane that may be exercised by HRT on or prior to January 15, 2012. See "Risk Factors—Some of our backlog may be deferred or may not be entirely realized" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Trends and Uncertainties Affecting Our Business."

    Expand Our MRO and Aftermarket Solutions.    We intend to leverage the expertise of our highly trained engineers and maintenance support personnel to extend our MRO capabilities across aircraft platforms similar to the Aircrane. We have entered into a service and supply agreement with Bell Helicopter Textron Inc. ("Bell") pursuant to which we will manufacture and sell certain commercial aircraft parts and components to Bell. We believe that we are also well-positioned to provide similar services for other aircraft, directly or in partnership with OEMs.

    Maintain a Focus on Long-Term Customer Relationships and Contracts.    We intend to focus on developing long-term relationships with key customers through reliable performance and a strong commitment to safety and service. This focus has resulted in an increase in our backlog and we believe it has given us a competitive advantage in competing for new contracts and renewals of existing contracts.

    Maintain a Continued Focus on Research and Development.    We are dedicated to continuous innovation and significant research and development projects. Our operations have benefited from innovations such as our fire tank and snorkels, anti-rotation device and hoist, hydraulic grapple, and a redesigned automated flight control system ("AFCS"). We have several new product applications and aircraft accessories under development, including composite main rotor blades, and a universal multipurpose container for cargo transportation. See "Business—Research and Development."

    Selectively Pursue Acquisitions of Businesses and Complementary Aircraft.    We intend to continue to opportunistically evaluate the acquisition of businesses and aircraft that could complement and enhance our Aerial Services capabilities and service offerings and increase our access to customers and our penetration of new and existing markets.

    There is no guarantee that we will be able to execute on our strategies, and, even if we successfully execute on our strategies, there is no guarantee that our strategies will strengthen our position in the heavy-lift helicopter industry. Our ability to execute on our strategies is subject to risks and uncertainties described in "Risk Factors."

Changes to Our Company Since Our 2007 Acquisition

    All of our issued and outstanding common stock was acquired by a group of private equity investors in September 2007. Our new stockholders have taken several steps to improve our business and financial position and improve our focus on implementing our strategies.

  •
  Management.  We have added strong professional aerospace managers to our management team, adding six members of our senior management team, including our CEO and CFO, our Senior Vice President of Global Sales and Marketing, our Vice President of Manufacturing and MRO, our Vice President of Aerial Services, and our Vice President, General Counsel, and Corporate Secretary. This management team has extensive experience in the helicopter services and aerospace manufacturing sectors and has brought significant improvements to our operations.

  •
  Focus on Long-Term Contracts.  We have focused on building a diverse range of long-term relationships and obtaining long-term contracts. We have increased our backlog as of September 30, 2011 by $100.1 million to $133.1 million compared to September 26, 2007, the date of the acquisition of the Company by a group of private equity investors. We derived more than 50% of our 2010 revenues from long-term contracts, some of which extend beyond 2013. See "Business—Backlog" for discussion of how we define and calculate backlog. See "Risk Factors—Some of our backlog may be deferred or may not be entirely realized."

  •
  Increased MRO Focus.  We have begun to leverage our expertise with the Aircrane and the military version of the Aircrane, known as the CH-54, to offer MRO services to customers with similar aircraft platforms who need their aircraft components repaired or overhauled by a certified facility.

  •
  Oil and Gas Pipeline Construction.  We have begun penetrating the oil and gas pipeline construction services market. We have recently entered into a three-year services contract with an oil and gas exploration company in Peru and have entered into an Aircraft Lease and Purchase Option Agreement with a subsidiary of a Brazilian oil and gas exploration company. See "Summary—Recent Developments."

  •
  Increased Effort to Expand Aircrane Sales.  Our sales group is dedicated to expanding Aircrane sales, and has significantly increased our sales pipeline activities. We may enter into agreements providing options to potential customers on future aircraft deliveries, which options only become binding obligations on us if non-refundable deposits are paid, usually shortly after the agreement is signed. The options allow us to engage potential customers in the sale process.

  •
  Improved Standards for Safety and Quality.  We have implemented specific, company-wide safety and quality processes to further enhance our safety and quality culture and now exceed several recommended Federal Aviation Administration ("FAA") standards.

Recent Developments

    Since September 30, 2011, a number of developments have occurred that may have a material impact on our business:

  •
  Repsol Transaction.    In October 2011, we entered into a three-year helicopter services agreement with Repsol Exploración Perú S.A. ("Repsol"), a Peruvian subsidiary of a Spanish oil and gas exploration company that is developing natural gas resources in Peru. Under the terms of the agreement, we are providing helicopter services to Repsol in connection with Repsol's construction of a natural gas pipeline in Peru. The agreement with Repsol represents a material portion of our total backlog. See "Risk Factors—Some of our backlog may be deferred or may not be entirely realized."

  •
  HRT Transaction.    On October 11, 2011, we amended an Aircraft Lease and Purchase Option Agreement with HRT, a subsidiary of a Brazilian oil and gas exploration company, that we had entered into on August 1, 2011. Pursuant to the terms of the agreement, as amended, HRT has leased an Aircrane for a period beginning on September 1, 2011 and ending on January 15, 2012 and has an option to purchase the Aircrane on or prior to January 15, 2012. HRT's purchase option expires on January 15, 2012. Upon commencement of the agreement, HRT made an advance payment to us covering the cumulative fixed monthly lease payments for the full 4.5 month term of the lease. If HRT exercises the option and purchases the Aircrane, the advance payment will be credited against the purchase price of the Aircrane. If HRT purchases the Aircrane in 2012, we expect the sale to represent a significant portion of our revenues in 2012. However, there is no guarantee that such sale will occur. See "Risk Factors—Cancellations, reductions or delays in customer orders, delays in delivery of Aircranes, or customer breaches of purchase agreements may adversely affect our results of operations and our ability to comply with covenants under our Credit Agreement."

THE OFFERING

Common stock offered by Erickson Air-Crane Incorporated	shares
Common stock to be outstanding after this offering	shares
Common stock subject to overallotment option granted by selling stockholders	shares (these shares will only be sold, in full or in part, if the underwriters exercise their overallotment option to purchase additional shares)
Use of proceeds

We estimate that we will receive net proceeds from the sale of shares of common stock in this offering of approximately $            million, assuming an initial public offering price of $            per share, the midpoint of the sale price range set forth on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses. We intend to use the proceeds of this offering as follows:

• approximately $ million to manufacture Aircranes and related components;
• approximately $ million to pay down indebtedness under our revolving credit facility, which will increase the amounts available for future borrowing;
• approximately $19.5 million to pay down our unsecured subordinated promissory notes; and

•       the remaining net proceeds for general corporate and working capital purposes, including possible acquisitions of additional aircraft or businesses to complement our aerial services and enhance our service offerings. We have had informal discussions about potential acquisitions of this nature but currently have no definitive agreements or understandings with respect to any of them.

As of September 30, 2011, our total indebtedness, excluding letters of credit, was $122.0 million, consisting of $45.6 million borrowed under our revolving credit facility, $56.9 million borrowed under our term loan facility and $19.5 million borrowed under our unsecured subordinated promissory notes. At September 30, 2011, we had maximum availability for borrowings under our revolving credit facility of approximately $21.8 million. We issued $19.5 million of unsecured subordinated promissory notes to provide for additional borrowing capacity under our revolving credit facility, recognizing that the proceeds of this offering are intended to be used to pay off the remaining amounts owed under the unsecured subordinated promissory notes. Under the terms of our revolving credit facility, we are prevented from paying down principal on the unsecured subordinated promissory notes unless such payments are made with the proceeds of this offering.

We anticipate that the actual allocation of our resources to the above or other uses will depend on the needs and opportunities that our management perceives at the time of the allocation. For example, the amount allocated to the manufacture of Aircranes and related components represents management's current estimate based on its perceived needs and opportunities. The actual allocation of the net proceeds to this category may be greater or less than the amount currently estimated based on changes in our opportunities and requirements for aircraft and components, the availability and price of airframes and other components, or for other reasons that management does not currently anticipate.

We will not receive any of the proceeds from the sale of shares by the selling stockholders. However, we will pay all expenses related to this offering other than the underwriting discount and commissions in connection with the sales of shares of our common stock by the selling stockholders.

See "Use of Proceeds" for additional information.
Proposed NASDAQ Global Market symbol	"EAC"
Risk factors	See "Risk Factors" and the other information included in this prospectus for a discussion of factors you should carefully consider before investing in shares of our common stock.

    The number of shares of common stock to be outstanding after this offering is based on our shares outstanding as of the date of this prospectus, which gives effect to the completion of our recapitalization described in "Explanatory Note Regarding Recapitalization."

    Unless we indicate otherwise, all information in this prospectus excludes:

  •
  643,951 shares of common stock reserved for issuance under our 2012 Stock Incentive Plan, which we intend to adopt prior to the closing of this offering, which includes the following shares of restricted stock, or rights to receive stock, that we intend to issue concurrently with this offering: (1)             shares of restricted stock to certain members of our management; (2) an estimated 17,500 shares of restricted stock to a broad base of our employees based on years of service with us; and (3) an estimated 7,500 shares of restricted stock to our independent directors. The estimated share amounts for employees and independent directors are based on the midpoint of the sale price range set forth on the cover of this prospectus. The actual number of shares to be awarded to employees and independent directors will be based on an aggregate dollar amount and will depend on the sale price of our common stock in this offering; and

  •
  the shares of common stock to be sold by the selling stockholders if the underwriters exercise their overallotment option.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

    The following tables set forth our summary consolidated financial and other data. We derived our summary consolidated financial and other data as of December 31, 2009 and 2010, and for the years ended December 31, 2008, 2009, and 2010 from our audited consolidated financial statements and notes thereto, which are included elsewhere in this prospectus. The balance sheet data as of December 31, 2008 has been derived from our audited consolidated financial statements which are not included in this prospectus.

    We derived our summary consolidated financial and other data as of September 30, 2011 and for the nine months ended September 30, 2010 and 2011 from our unaudited condensed consolidated financial statements and notes thereto, which are included elsewhere in this prospectus. These unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth herein. Interim financial results are not necessarily indicative of results that may be expected for the full fiscal year or any future reporting period.

    Our summary consolidated financial and other data are not necessarily indicative of our future performance. The data provided in this table are only a summary and do not include all of the data contained in our financial statements. Accordingly, this table should be read in conjunction with, and is qualified in its entirety by, our consolidated financial statements and related notes contained elsewhere in this prospectus and the sections of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Capitalization."

(In thousands, except share and per share amounts)	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010	Nine Months Ended September 30, 2010	Nine Months Ended September 30, 2011
Consolidated Statement of Operations Data:
Net revenues:
Aerial services	$136,548	$113,603	$105,747	$82,358	$111,235
Manufacturing / MRO	5,376	36,019	12,493	10,682	10,819
Total net revenues	141,924	149,622	118,240	93,040	122,054
Cost of revenues:
Aerial Services	96,750	76,855	81,353	61,433	75,275
Manufacturing / MRO	5,019	21,272	7,651	6,047	8,394
Total cost of revenues	101,769	98,127	89,004	67,480	83,669
Gross profit	40,155	51,495	29,236	25,560	38,385
Operating expenses:
General and administrative	14,010	14,877	14,105	9,717	9,534
Research and development	7,024	6,889	6,400	5,398	3,223
Selling and marketing	1,984	5,115	6,987	4,630	5,469
Total operating expenses	23,018	26,881	27,492	19,745	18,226
Operating income (loss)	17,137	24,614	1,744	5,815	20,159
Other income (expense):
Interest income	305	157	14	19	24
Interest expense	(7,070)	(6,163)	(4,879)	(3,410)	(6,580)
Loss on early extinguishment of debt(1)	—	—	(2,265)	(2,265)	—
Other income (expense)(2)	5,962	(987)	(6,193)	5,507	890
Total other income (expense)	(803)	(6,993)	(13,323)	(149)	(5,666)
Net income (loss) before income taxes and noncontrolling interest	16,334	17,621	(11,579)	5,666	14,493
Income tax expense (benefit)	6,000	5,330	(3,544)	3,360	6,596
Net income (loss)	10,334	12,291	(8,035)	2,306	7,897
Less: Net (income) loss related to noncontrolling interest	(230)	(239)	(216)	(322)	(603)
Net income (loss) attributable to Erickson Air-Crane Incorporated	10,104	12,052	(8,251)	1,984	7,294
Dividends on Series A Redeemable Preferred Stock(3)	5,877	6,806	7,925	5,818	6,729
Net income (loss) attributable to common stockholders	4,227	5,246	(16,176)	(3,834)	565
Net income (loss)	10,334	12,291	(8,035)	2,306	7,897
Other comprehensive income (loss):
Foreign currency translation adjustment	(540)	571	45	(135)	(329)
Comprehensive income (loss)	$9,794	$12,862	$(7,990)	$2,171	$7,568
Pro forma earnings (loss) per share (unaudited):(4)
Basic	$1.36	$1.63	$(1.11)	$0.27	$0.98
Diluted	$1.26	$1.50	$(1.11)	$0.25	$0.91
Pro forma weighted average shares outstanding (unaudited):(4)
Basic	7,405,436	7,405,436	7,405,436	7,405,436	7,405,436
Diluted	8,049,387	8,049,387	7,405,436	8,049,387	8,049,387

(In thousands)	As of December 31, 2008	As of December 31, 2009	As of December 31, 2010	As of September 30, 2011
Consolidated Balance Sheet Data:
Cash and cash equivalents	$2,303	$3,536	$1,928	$3,056
Aircranes, property, plant and equipment, net	46,998	44,829	52,515	57,314
Working capital(5)	4,773	6,702	4,659	21,363
Total assets	168,369	178,967	203,703	239,154
Total debt(1)	86,208	80,546	93,015	122,009
Series A redeemable preferred stock(6)	42,279	49,085	57,010	63,739
Stockholders' equity:
Common stock	1	1	1	1
Total stockholders' equity (deficit)	(4,454)	485	(15,598)	(15,013)

(In thousands)	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010	Nine Months Ended September 30, 2010	Nine Months Ended September 30, 2011
Consolidated Statement of Cash Flow Data:
Net cash provided by (used in):
Operating activities	$(8,717)	$9,900	$(8,430)	$(6,982)	$(14,416)
Investing activities	546	(2,667)	(5,017)	(3,125)	(12,105)
Financing activities	2,111	(5,662)	11,057	6,291	28,216

(In thousands, except percentages)	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010	Nine Months Ended September 30, 2010	Nine Months Ended September 30, 2011
Other Financial Data:
Gross margin %	28.3%	34.4%	24.7%	27.5%	31.4%
Operating margin %	12.1%	16.5%	1.5%	6.3%	16.5%
EBITDA (unaudited)(7)	$27,537	$28,742	$(1,482)	$12,749	$26,600
Bank EBITDA (unaudited)(8)	$23,048	$31,496	$11,859	$12,815	$26,764

(1)
Debt is comprised of amounts outstanding under our credit facilities and our unsecured subordinated promissory notes. In June 2010, we replaced our revolving credit facility and our term loan with a new credit facility. As a result of the refinancing, we expensed $2.3 million, including the unamortized portion of the previously deferred financing costs and early termination fees. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Description of Indebtedness."

(2)
Other income (expense) for the year ended December 31, 2008 includes a $4.3 million net gain related to an insurance settlement with respect to an Aircrane accident; and for the 2010 period includes a net gain related to an Aircrane accident in Malaysia of $6.3 million, after accounting for insurance proceeds, and $10.0 million in litigation settlement expenses.

(3)
Dividends on Series A Redeemable Preferred Stock represent non-cash accruals. No cash dividends have been paid or will be paid to holders of Series A Redeemable Preferred Stock. The Series A Redeemable Preferred Stock and the Class A common stock will be converted into 7,405,436 shares of a single class of common stock in connection with this offering. See "Explanatory Note Regarding Recapitalization."

(4)
Pro forma amounts give effect to our recapitalization in connection with this offering, including the conversion of Series A Redeemable Preferred Stock into common stock. The pro forma weighted diluted share amounts also include 643,951 shares of restricted common stock, or rights to receive common stock, of which we intend to issue             shares, or rights to receive shares, concurrently with this offering under our 2012 Stock Incentive Plan (except for the year ended December 31, 2010 because the effect of including these shares would be anti-dilutive). See "Explanatory Note Regarding Recapitalization" and "Executive Compensation—2012 Stock Incentive Plan."

(5)
Working capital is calculated as our current assets less our current liabilities.

(6)
Represents Series A Redeemable Preferred Stock which will be converted into common stock in connection with this offering. See "Explanatory Note Regarding Recapitalization" and note 3 above.

(7)
We define EBITDA as net income (loss) before interest expense, net, provision for (benefit from) income taxes, and depreciation and amortization.

To provide investors with additional information regarding our financial results, we have disclosed in the table below and elsewhere in this prospectus EBITDA, a non-GAAP financial measure. We have provided a reconciliation below of EBITDA to net income (loss), the most directly comparable GAAP financial measure. EBITDA is not a financial measurement prepared in accordance with GAAP and should not be considered as an alternative to revenue, net income (loss) as a measure of operating performance or to cash flows from operating activities as a measure of liquidity or any other measure of financial performance presented in accordance with GAAP. We present EBITDA because we believe it is an important measure of our operating performance and provides more comparability between our historical results by taking into account our capital structure including (i) changes in our asset base (depreciation and amortization) from acquisitions and from capital expenditures, and (ii) changes in interest expense and amortization of financing costs. Because not all companies use identical calculations, our presentation of EBITDA may not be comparable to similarly titled measures of other companies.

The following table presents a reconciliation of net income (loss) to EBITDA for each of the periods indicated:

(In thousands)	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010	Nine Months Ended September 30, 2010	Nine Months Ended September 30, 2011
EBITDA Reconciliation:
Net income (loss) attributable to Erickson Air-Crane Incorporated	$10,104	$12,052	$(8,251)	$1,984	$7,294
Interest expense, net	6,765	6,006	4,865	3,391	6,556
Tax expense (benefit)	6,000	5,330	(3,544)	3,360	6,596
Depreciation	3,863	4,378	4,745	3,462	5,601
Amortization of debt issuance costs	805	976	703	552	553

EBITDA	$27,537	$28,742	$(1,482)	$12,749	$26,600

(8)
We use an adjusted EBITDA ("Bank EBITDA") to monitor compliance with various financial covenants under the credit agreement dated June 24, 2010, by and among us, Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, Keybank National Association and Bank of the West (as amended, the "Credit Agreement") and in connection with measuring performance for management incentive compensation. In addition to adjusting net income (loss) to exclude interest expense, net, provision for (benefit from) income taxes, and depreciation and amortization, Bank

  EBITDA also adjusts net income by excluding non-cash mark-to-market foreign exchange gains (losses), specified litigation expenses up to a maximum of $2.0 million for any 12-month period, certain management fees, gains from sale of equipment, non-cash charges arising from awards to employees relating to equity interests, non-cash charges relating to financings, initial public offering-related non-capitalized expenses up to a maximum of $2.0 million, certain fourth quarter 2010 charges up to $11.6 million and other unusual, extraordinary, non-recurring, non-cash costs. For each calculation of Bank EBITDA made as of the end of the quarters ending June, September, and December, 2011 and March, 2012, Bank EBITDA also includes an amount equal to the $10.0 million in new unsecured subordinated promissory notes dated June 30, 2011 and any additional subordinated debt issued in connection with an equity cure under the Credit Agreement. Such amounts have been excluded from this table for presentation purposes. Bank EBITDA also assists us in monitoring our ability to undertake key investing and financing functions such as making investments and incurring additional indebtedness, which may be prohibited by the covenants under our credit facilities unless we meet certain financial ratios and tests. Bank EBITDA, as presented herein, is a supplemental measure of our performance that is not required by or presented in accordance with GAAP. Bank EBITDA is not a measurement of our financial performance under GAAP and should not be considered as an alternative to revenue, net income (loss), cash flow, or any other performance measure derived in accordance with GAAP. Our presentation of Bank EBITDA may not be comparable to similarly titled measures of other companies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Description of Indebtedness—Bank EBITDA."

    The following table presents a reconciliation of EBITDA to Bank EBITDA for the periods indicated:

(In thousands)	Year Ended December 31, 2008		Year Ended December 31, 2009	Year Ended December 31, 2010		Nine Months Ended September 30, 2010		Nine Months Ended September 30, 2011
Bank EBITDA Reconciliation:
EBITDA	$27,537		$28,742	$(1,482)		$12,749		$26,600
Non-cash unrealized mark-to-market foreign exchange gains (losses)	(1,071)		992	905		82		(1,461)
Interest related to tax contingencies	680		500	495		371		270
Management fees(1)	500		500	165		165		—
Loss on early extinguishment of debt	—		—	2,265		2,265		—
Litigation expense	—		1,430	2,000		1,360		1,360
Legal settlements and other	—		—	11,600		—		—
Other (gains) losses	(4,598	)(2)	(668)	(4,089	)(3)	(4,177	)(3)	(5)

Bank EBITDA	$23,048		$31,496	$11,859		$12,815		$26,764 (4)

(1)
Fees paid to a previous stockholder pursuant to a management agreement that terminated in 2010.

(2)
Includes a $4.3 million net adjustment related to an Aircrane accident in 2008.

(3)
Includes a $4.2 million net adjustment related to an Aircrane accident in 2010.

(4)
As part of the amendments to the Credit Agreement on June 30, 2011, the new unsecured subordinated promissory notes are included, with limitation, as an addition to Bank EBITDA. Such amounts have been excluded from this table for presentation purposes.

RISK FACTORS

    Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before making a decision to invest in our common stock. If the events described below actually occur, our business, operating results, or financial condition could be materially adversely affected. In those cases, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Related to Our Business

Our helicopter operations involve significant risks, which may result in hazards that may not be covered by our insurance or may increase the cost of our insurance.

    The operation of helicopters inherently involves a high degree of risk. Hazards such as aircraft accidents, mechanical failures, collisions, fire, and adverse weather may result in loss of life, serious injury to employees and other persons, damage to property, losses of equipment and revenues, and suspension or reduction of operations. The aerial services we provide and the missions we fly, which include firefighting and timber harvesting in confined spaces, can be hazardous. Since 2003, we have experienced an average of 6.7 incidents per 1,000 flight hours and 0.07 accidents per 1,000 flight hours. An "incident" is an occurrence, other than an accident, which affects or could affect the safety of operations; an "accident" is an occurrence associated with the operation of an aircraft, which takes place between the time any person boards the aircraft with the intention of flight and all such persons have disembarked, and in which any person suffers death or serious injury, or in which the aircraft receives substantial damage. Since 2003, we had seven accidents that resulted in the loss or hangar rebuild of aircraft, injuries to pilots and crew, and four fatalities, including an accident in June 2010 that resulted in the loss of an aircraft and the death of a pilot. In addition, we ship our helicopters to various locations, which exposes them to risks, including risks relating to piracy and inclement weather, when in transit.

    We maintain hull and liability insurance on our aircraft, which insures us against physical loss of, or damage to, our aircraft and against certain legal liabilities to others. In addition, we carry war risk, expropriation, confiscation, and nationalization insurance for our aircraft involved in international operations. In some instances, we are covered by indemnity agreements from our customers in lieu of, or in addition to, our insurance. In addition, we maintain product liability insurance for aircraft and aircraft components we manufacture. We do not currently maintain business interruption insurance, which would cover the loss of revenue during extended periods, such as those that occur during unscheduled extended maintenance or due to damage to aircraft from accidents. In addition, our insurance will not cover any losses incurred pursuant to any performance provisions under agreements with our customers.

    Our insurance and indemnification arrangements may not cover all potential losses and are subject to deductibles, retentions, coverage limits, and coverage exceptions and, as a result, severe casualty losses or the expropriation or confiscation of significant assets could materially and adversely affect our financial condition or results of operations. The insured value of one of our aircraft is typically lower than its replacement cost, and our aircraft are not insured for loss of use. The occurrence of an event that is not fully covered by insurance could have a material adverse impact on our financial condition, results of operations, and cash flows. The loss of an aircraft, which we believe would take us approximately six months to replace, could negatively impact our operations.

Failure to maintain our safety record would seriously harm our ability to attract new customers and maintain our existing customers, and would increase our insurance costs.

    A favorable safety record is one of the primary factors a customer reviews in selecting an aviation provider. If we fail to maintain our safety and reliability record, our ability to attract new customers and maintain our current customers will be materially and adversely affected. In addition, safety violations could lead to increased regulatory scrutiny; increase our insurance rates, which is a significant operating cost; or increase the difficulty of maintaining our existing insurance coverage in the future, which would adversely affect our operations. Because of the inherent risks in our helicopter operations, no safety program can guarantee accidents will not occur. Since 2003, we have experienced an average of 6.7 incidents per 1,000 flight hours and 0.07 accidents per 1,000 flight hours. An "incident" is an occurrence, other than an accident, which affects or could affect the safety of operations; an "accident" is an occurrence associated with the operation of an aircraft, which takes place between the time any person boards the aircraft with the intention of flight and all such persons have disembarked, and in which any person suffers death or serious injury, or in which the aircraft receives substantial damage. Since June 2003, we had seven accidents that resulted in the loss or hangar rebuild of aircraft, injuries to pilots and crew, and four fatalities, including an accident in June 2010 that resulted in the loss of an aircraft and the death of a pilot.

Our indebtedness could adversely affect our financial condition and impair our ability to operate our business.

    We are a highly leveraged company and, as a result, have significant debt service obligations. As of September 30, 2011, our total indebtedness, excluding letters of credit, was $122.0 million, consisting of $45.6 million borrowed under our revolving credit facility, $56.9 million borrowed under our term loan facility and $19.5 million borrowed under unsecured subordinated promissory notes. At September 30, 2011, we had maximum availability for borrowings under our revolving credit facility of approximately $21.8 million.

    Our substantial indebtedness could have significant negative consequences to us that you should consider. For example, it could:

  •
  require us to dedicate a substantial portion of our cash flow from operations to pay principal of, and interest on, our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, or other general corporate purposes, or to carry out other aspects of our business plan;

  •
  increase our vulnerability to general adverse economic and industry conditions and limit our ability to withstand competitive pressures;

  •
  limit our flexibility in planning for, or reacting to, changes in our business and future business opportunities;

  •
  place us at a competitive disadvantage compared to our competitors that have less debt; and

  •
  limit our ability to obtain additional financing for working capital, capital expenditures, and other aspects of our business plan.

    Our ability to meet our debt obligations and other expenses will depend on our future performance, which will be affected by financial, business, economic, regulatory, and other factors, many of which we are unable to control. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Revenue Recognition."

    We amended the Credit Agreement effective December 31, 2010. An initial amendment removed the requirement to comply with existing financial covenants as of December 31, 2010, added a net income covenant calculation for fiscal 2010, and adjusted certain amounts related to the determination of Bank EBITDA and tangible net worth. In addition, the interest rate matrix was modified to add an additional pricing tier. Subsequent amendments waived our non-compliance with certain requirements and financial covenants under the Credit Agreement for both the fourth quarter of 2010 and the first quarter of 2011, and modified the financial covenants for future periods. These amendments modified the interest rate matrix and adjusted our financial reporting requirements. In connection with these amendments we issued new unsecured subordinated promissory notes in the amount of $10.0 million to ZM Private Equity Fund I, L.P. and ZM Private Equity Fund II, L.P., which were funded on June 30, 2011. Absent these amendments, we would not have been in compliance with the covenants in the Credit Agreement at December 31, 2010 and March 31, 2011. We were in compliance with our Credit Agreement covenants at June 30, 2011 and September 30, 2011. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Description of Indebtedness."

    Our indebtedness is secured by liens on substantially all of our assets, including our interests in our subsidiaries, against which our lenders could proceed if we default on our obligations. When our term loan and revolving loan come due in 2013, we will likely need to enter into new financing arrangements to repay those loans. We may be unable to obtain financing on favorable terms or at all, which could adversely affect our business, financial condition, and results of operations. For more information on our indebtedness, please see our financial statements included elsewhere in this prospectus and our description of indebtedness in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Description of Indebtedness."

We make estimates in accounting for revenues and costs, and any changes in these estimates may have significant impacts on our earnings.

    We sell Aircranes under long-term contracts with our customers. We have historically, including in the periods presented in this prospectus, recognized revenues on Aircrane sales when the aircraft is delivered to a customer. We expect to account for Aircrane sales using the percentage of completion method of accounting, when all of the requirements are met. Revenue on contracts using the percentage of completion method is recognized as work progresses toward completion and is based on estimates, including estimated labor hours. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Revenue Recognition."

    Our Aircranes are normally manufactured under long-term construction contracts, and we expect to recognize revenues for Aircrane sales over several fiscal periods. Changes in estimates affecting sales, costs, and profits are recognized in the period in which the change becomes known using the cumulative catch-up method of accounting, resulting in the cumulative effect of changes reflected in the period. A significant change in an estimate on one or more contracts could have a material effect on our results of operations.

    We also offer cost per hour contracts to customers under which we provide components and expendable supplies for a customer's aircraft at a fixed cost per flight hour. If actual costs vary materially from our estimates, our operating results could be materially and adversely affected.

The helicopter services business is highly competitive.

    Each of our segments faces significant competition. We compete for most of our work with other helicopter operators and, for some operations, with fixed-wing operators and ground-based alternatives. Many of our contracts are awarded after competitive bidding, and competition for those contracts is generally intense. The principal aspects of competition are safety, price, reliability, availability, and service.

    We have several major competitors and numerous small competitors operating in our aerial services markets. In the firefighting market, we compete heavily with both helicopter and fixed-wing operators. Our competitors may at times undercut our prices, especially if they are at risk of having too many idle aircraft. In the timber harvesting market, we compete with other heavy-lift helicopter operators, medium-lift helicopter operators, and ground-based solutions. The cyclical supply/demand for timber may at times drive down commodity prices, which in turn can make lower cost/productivity solutions more attractive. A competitor could develop, or acquire (including from the military) and adapt, an aircraft with heavy-lift capability that directly competes with one of our aircraft and diminishes its competitive advantages; while we are not aware of current development of a competitive aircraft or any competitor's plan to acquire and convert a military helicopter to civilian uses that would compete with our services, such a development could adversely affect our results of operations. The conversion of a military aircraft for civilian use would take time and expense and would typically be subject to an extended FAA approval process, which mitigates the short-term risk to our business of such a conversion.

    In the manufacturing and MRO market, our competitors may have more extensive or more specialized engineering, manufacturing, and marketing capabilities than we do in some areas. In addition, some of our largest customers could develop the capability to manufacture products or provide services similar to products that we manufacture or services that we provide. This could result in these customers supplying their own products or services and competing directly with us for sales of these products or services, all of which could significantly reduce our revenues. Furthermore, we are facing increased international competition and cross-border consolidation of competition.

    We cannot assure you that we will be able to compete successfully against our current or future competitors or that the competitive pressures we face will not result in reduced revenues and market share. If we are unable to adjust our costs relative to our pricing, our profitability will suffer. In addition, some of our competitors may have greater financial and other resources than we do, and may therefore be able to react to market conditions and compete more effectively than we do.

Factors beyond our control, including weather and seasonal fluctuations, may reduce aircraft flight hours, which would affect our revenues and operations.

    A significant portion of our operating revenue is dependent on actual flight hours, and a substantial portion of our direct costs is fixed. Flight hours could be negatively impacted by factors beyond our control and fluctuate depending on cyclical weather-related and seasonal limitations, which would affect our revenues and operations. These factors include:

  •
  poor weather conditions;

  •
  unexpected maintenance or repairs; and

  •
  unexpectedly calm fire seasons.

    From November through February, heavy snow in North America and significant rainfall in Asia Pacific can impede timber harvesting operations. Our aircraft are not currently equipped to fly at night, reinforcing the seasonality of our business with more activity in the Northern Hemisphere during the summer months and less activity during the winter months. Also, firefighting activity is dependent on fires in dry conditions during summer months. In addition, there is variability in the number and extent of fires from year to year, and these patterns are not predictable.

    The missions that we fly can be flown safely only if weather conditions permit. Poor visibility, high winds, and heavy precipitation can restrict the operation of helicopters and significantly reduce our flight hours. Reduced flight hours can have a material adverse effect on our business, financial condition, and results of operations. We budget for our operations based on historical weather information, but worse than expected weather could materially affect our results of operations.

We depend on a small number of large customers for a significant portion of our revenues.

    We expect to derive a significant amount of our revenue from a small number of major customers, including the U.S. Forest Service, the Hellenic Fire Brigade, the Italian Ministry of Civil Protection, and Samling Global. Approximately 61.5% of our 2010 revenues were attributable to these customers. Approximately 57.2% of revenues for the nine months ended September 30, 2011 were attributable to these customers. Several of our largest customers are governmental agencies or entities that may be subject to budget or other financial constraints. The economies of Greece and Italy in particular have been adversely affected by global financial pressures. We may suffer delays in payment, payment defaults or termination of contracts of governmental agencies or entities as a result of such financial difficulties, which would adversely affect our results of operations. Some of our customer contracts, including those with the U.S. Forest Service and the Australia Fire Service, include "call when needed" provisions, and therefore the precise amounts we will ultimately earn under these agreements are not known. Contracts with the majority of our significant customers are multi-year contracts; however, these contracts are periodically up for renewal or rebid. Renewal, or a successful rebid, is not guaranteed. Should we lose one of our significant customers, we cannot assure you that we will be able to offset the loss with revenues from new or other existing customers. Reduced revenues would have a material adverse effect on our business and operations. If one or more of these customers is disproportionately impacted by factors that affect its ability to pay us or to enter into new contracts, including general economic factors, our operations could be materially and adversely affected.

    In the past, several of our larger contracts have not been renewed for reasons unrelated to our performance, such as the financial condition of our customers or their decision to move the services we provided to them in-house. For example, in 2007 we were not awarded any long-term contracts by the U.S. Forest Service. Accordingly, we cannot assure you that in any given year we will be able to generate similar revenues from our customers as we did in the previous year. Our current contract with the U.S. Forest Service ends at the end of 2011 and, though we submitted a bid pursuant to our new tender for service in 2012, with three one-year extensions, there is no guarantee that this contract will be renewed.

Some of our backlog may be deferred or may not be entirely realized.

    Backlog represents the amount of revenue that we expect to derive from signed contracts, including oral contracts that have been subsequently memorialized in writing, or anticipated contract extensions. As of September 30, 2011, we had approximately $133.1 million of backlog, of which $103.4 million was from signed contracts and $29.8 million was from anticipated contract extensions. We expect that approximately $111.8 million of the backlog will not be filled within the current fiscal year. For contracts that include both a daily and hourly rate component, only the daily component of revenue is included in backlog and an estimate of the expected hourly revenue is not included. For contracts that include a guaranteed number of hours, the value of the guaranteed hours is included in backlog. For cost per hour contracts, which depend on hours flown by our customers, we calculate the contribution to backlog based on contracted minimum hours. When a binding aircraft sale contract has been signed with a customer, the purchase price of the aircraft is included in backlog. When we sign a contract giving a potential purchaser an option to purchase an aircraft which only becomes binding on a non-refundable payment of a material option fee, we do not include the purchase price of the aircraft in backlog until the non-refundable payment has been made and the contract is a binding purchase contract. A customer may default on a purchase contract that has become binding, and we may not be able to convert sales contract backlog into revenue. We calculate the contribution to backlog for some timber harvesting contracts based on our estimate of the cubic meters of high grade timber we expect to deliver under the contract based on our experience. As a result, our estimates of backlog for some of our timber harvesting contracts could be affected by variables beyond our control and may not be entirely realized, if at all.

    In addition, given the nature of our customers and our industry, there is a risk that our backlog may not be fully realized in the future. For example, the terms of contracts with the U.S. Government, such as our contract with the U.S. Forest Service, generally permit the U.S. Government to terminate the contract, partially or completely, without cause, at the end of each annual period of the contract. Our contracts with other customers may contain similar provisions. A large portion of our operating expenses are relatively fixed and cancellations, reductions or delays in orders by a customer could have a material adverse effect on our business, financial condition and results of operations. Any unexpected termination of a significant government contract could have a material adverse effect on our results of operations. Failure to realize sales from our existing or future backlog would negatively impact our financial results.

Cancellations, reductions or delays in customer orders, delays in delivery of Aircranes, or customer breaches of purchase agreements may adversely affect our results of operations and our ability to comply with covenants under our Credit Agreement.

    Operating results in our Manufacturing / MRO segment are affected by many factors, including the timing of orders from large customers and the timing of expenditures to manufacture parts and purchase inventory in anticipation of future sales of products and services. The sale of Aircranes has a material effect on our financial results, and Aircrane sales have been a dominant factor in fluctuations in our year-over-year results.

    As we have expanded internationally and sought to make Aircrane sales in the difficult economic environment in the last few years, several potential customers have defaulted or not completed anticipated Aircrane sales. In September 2010, we entered into an Aircrane purchase agreement with a potential Brazilian purchaser which required staged payments beginning in September 2010 based on set conditions, but was subject to financing being arranged by the purchaser. Although we substantially completed the

Aircrane for delivery, no payments were made by the purchaser and we terminated the agreement in December 2010. Subsequently, we have entered into non-binding letters of intent for several Aircrane sales that have not resulted in sales as the potential customers could not obtain financing or did not make required deposits. Accordingly, we have incurred significant costs in building Aircranes for sale but have been unable to sell any in 2010 or 2011. In the past, failures to make sales of an Aircrane have resulted in financial performance below our expectations, and we have obtained waivers from our lenders and have amended our Credit Agreement in order to meet our financial and reporting covenants.

    On August 1, 2011, we entered into an Aircraft Lease and Purchase Option Agreement with HRT, which agreement was amended on October 11, 2011. Pursuant to the terms of the agreement, as amended, HRT has an option to purchase one Aircrane on or prior to January 15, 2012. If HRT does not exercise its purchase option, or does not otherwise purchase the Aircrane, there is a risk that we may fail to meet certain covenants under our Credit Agreement in 2012. See "—Our indebtedness could adversely affect our financial condition and impair our ability to operate our business."

Some of our arrangements with customers are short-term, ad hoc or "call when needed." As a result, we cannot assure you that we will be able to continue to generate similar revenues from these arrangements.

    We generate a large portion of our revenues from arrangements with customers with terms of less than one year, ad hoc arrangements, and "call when needed" contracts. In 2010, for example, approximately 24% of our revenues were derived from such arrangements. There is a risk that customers may not continue to seek the same level of services from us as they have in the past or that they will not renew these arrangements or terminate them at short notice. Under "call when needed" contracts, we pre-negotiate rates for providing services that customers may request that we perform (but which we are not typically obligated to perform) depending on their needs. The rates we charge for these contingent services are higher than the rates under stand-by arrangements, and we attempt to schedule our aircraft to maximize our revenue from these types of contracts. The ultimate value we derive from such contracts is subject to factors beyond our control, such as the severity and duration of fire seasons. In the past, several of our larger contracts have not been renewed for reasons unrelated to our performance, such as the financial condition of our customers or their decision to move the services we provided to them in-house. For example, in 2007 we were not awarded any long-term contracts by the U.S. Forest Service. Accordingly, we cannot assure you that in any given year we will be able to generate similar revenues from our customers as we did in the previous year. Our current contract with the U.S. Forest Service ends at the end of 2011 and, though we submitted a bid pursuant to our new tender for service in 2012 with three one-year extensions, there is no guarantee that this contract will be renewed.

Our Aerial Services revenues depend on the availability and size of our Aircrane fleet.

    We currently have 17 Aircranes that we employ in providing Aerial Services. An accident could make an Aircrane unavailable to us temporarily or permanently. A sale of an Aircrane that is part of our fleet would also reduce the number of Aircranes available to provide Aerial Services. The Aircrane that is subject to the Aircraft Lease and Purchase Option Agreement with HRT is one of the 17 Aircranes in our Aerial Services fleet. If HRT exercises its purchase option, we will have 16 Aircranes in our fleet. Although we expect to be able to maintain the level of our operations through more efficient scheduling of our fleet or by allocating Aircranes held for sale to Aerial Services operations in 2012, we may not always have the ability to maintain our desired level of Aerial Services operations with a reduced fleet and our results of operations could be adversely affected.

Aircrane production rates could change.

    The market for Aircranes is variable and we have historically manufactured a limited number of Aircranes in any year. Production rate reductions could cause us to incur disruption and other costs, which could reduce our profitability. Higher orders for Aircranes could lead to production rate increases in order to meet customers' delivery schedules. If customer demand increases significantly, we anticipate being able to meet such demand by rapidly expanding our manufacturing capacity and related resources. While we believe our manufacturing operations are scalable, we may encounter difficulties in any period during which we seek to expand our manufacturing capacity and related resources. Failure to successfully implement any production rate changes could lead to extended delivery commitments, and depending on the length of any delay in meeting delivery commitments, additional costs and customers rescheduling their deliveries or terminating their related contract with us.

Foreign, domestic, federal, and local government spending and mission priorities may change in a manner that materially and adversely affects our future revenues and limits our growth prospects.

    Our business depends upon continued government expenditures on programs that we support. These expenditures have not remained constant over time. For example, the overall U.S. Forest Service budget declined for periods of time in the late 1980s and the early 1990s, resulting in a slowing of new program starts, program delays, and program cancellations. These reductions caused many Forest Service related government contractors to experience declining revenues, increased pressure on operating margins, and, in some cases, net losses. While spending authorizations for Forest Service programs by the U.S. Government have increased in recent years, future levels of expenditures, mission priorities, and authorizations for these programs may decrease, remain constant, or shift to program areas in which we do not currently provide services. Current foreign and domestic government spending levels on programs that we support may not be sustainable as a result of changes in government leadership, policies, or priorities. In addition, the economies of Greece and Italy in particular have been adversely affected by global financial pressures. Additionally, our business, prospects, financial condition, or operating results could be materially harmed by the following:

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  budgetary constraints affecting government spending generally, or specific departments or agencies in particular, and changes in fiscal policies or available funding;

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  changes in government programs or requirements;

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  realignment of funds to changed government priorities;

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  government shutdowns (such as that which occurred during the U.S. Government's 1996 fiscal year) and other potential delays in government appropriations processes;

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  delays in the payment of our invoices by government authorities;

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  adoption of new laws or regulations; and

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  general economic conditions.

    These or other factors could cause government agencies and departments to reduce their purchases under contracts, exercise their right to terminate contracts, or not exercise options to renew contracts, any of which could cause us to lose revenue. A significant decline in overall government spending or a shift in expenditures away from agencies or programs that we support could cause a material decline in our revenues and harm our financial results.

Product liability and product warranty risks could adversely affect our operating results.

    We produce, repair, and overhaul complex aircraft and critical parts for aircraft. Failure of our aircraft or parts could give rise to substantial product liability and other damage claims. We maintain insurance to address this risk, but our insurance coverage may not be adequate for some claims and there is no guarantee that insurance will continue to be available on terms acceptable to us, if at all.

    Additionally, aircraft and parts we manufacture for sale are subject to strict contractually established specifications using complex manufacturing processes. If we fail to meet the contractual requirements for a part, we may be subject to warranty costs to repair or replace the part itself and additional costs related to the investigation and inspection of non-complying parts. These costs are generally not insured. For example, in June 2011 we encountered an issue associated with an accessory failure on a customer's Aircrane that resulted in warranty cost to us of approximately $0.9 million in excess of amounts previously accrued.

    We establish warranty reserves that represent our estimate of the costs we expect to incur to fulfill our warranty requirements. We base our estimate for warranty reserves based on our historical experience and other assumptions. If actual results materially differ from these estimates, our results of operations could be materially affected.

    Because we own the S-64 Type Certificate, we are obligated to issue directives to operators of our aircraft and to identify defects or required replacements to our aircraft. We could be liable to operators of our aircraft if we fail to fulfill our obligation to issue directives, even if our aircraft or components of our aircraft are no longer under warranty.

Our failure to attract and retain qualified personnel could adversely affect us.

    Our pilots and maintenance and manufacturing personnel are highly trained and qualified. Our ability to attract and retain qualified pilots, mechanics, and other highly trained personnel will be an important factor in determining our future success. Our aircraft, and the aerial services we provide, require pilots with high levels of flight experience. The market for these experienced and highly trained personnel is extremely competitive. Accordingly, we cannot assure you that we will be successful in our efforts to attract and retain such persons. Some of our pilots and mechanics, and those of our competitors, are members of the U.S. military reserves and could be called to active duty. If significant numbers of such persons were called to active duty, it would reduce the supply of such workers, possibly curtailing our operations and likely increasing our labor costs. Because of our small size relative to many of our competitors, we may be unable to attract qualified personnel as easily as our competitors.

The loss of key managers could negatively affect our business.

    We are dependent upon a number of key managers, including our CEO, Udo Rieder, our CFO, Charles Ryan, our Vice President of Aerial Services, H.E. "Mac" McClaren, our Senior Vice President of Global Sales and Marketing, David Valaer, and our Vice President of Manufacturing and MRO, David Ford. We have employment agreements with each of these key executive officers and intend to encourage their retention, in part, through the award of time-vesting equity grants. See "Management—Employment Agreements." If we were to lose the services of one or more of our key team members, our operations could be materially impacted. We do not maintain key person insurance on any team member.

The outcome of litigation in which we may be named as a defendant and of government inquiries and investigations involving our business is unpredictable, and an adverse decision in any such matter could result in significant monetary payments and have a material adverse affect on our financial position and results of operations.

    We may be a defendant in future litigation matters. These claims may divert financial and management resources that would otherwise be used to benefit our operations. We cannot assure you that the results of these matters will be favorable to us. An adverse resolution of any of these lawsuits could have a material adverse affect on our financial position and results of operations. In addition, we are sometimes subject to government inquiries and investigations of our business due to, among other things, our business relationships with the U.S. Government, the heavily regulated nature of our industry, and, in the case of environmental proceedings, our ownership of certain property. Any such inquiry or investigation could potentially result in an adverse ruling against us, which could result in significant monetary payments (including possible environmental remediation costs) and a material adverse effect on our financial position and operating results. See "Business—Legal Proceedings."

We are subject to FAA regulation and similar international regulation, and our failure to comply with these regulations, or the adoption of any new laws, policies, or regulations, may have a material adverse effect on our business.

    The aerial services business is heavily regulated by governmental entities in the United States and in other countries in which we operate. We operate in the United States under laws and regulations administered by the Department of Transportation, principally through the FAA. The FAA promulgates rules relating to the general operation of our aircraft, the process by which our aircraft are maintained, the components and systems that are installed in our aircraft, the qualification of our flight crews and maintenance personnel, and the specialized operations that we undertake, including the carrying of loads and the use of various chemicals. We are regularly inspected by FAA personnel to ensure compliance. Compliance with these rules is complex and costly, and the failure to comply could result in the imposition of fines, the grounding of our aircraft, or other consequences detrimental to our operations and operating results. Our operations in other countries are similarly regulated under equivalent local laws and regulations.

    Our aircraft manufacturing and MRO operations are also subject to regulation by the FAA and other governmental authorities. The FAA promulgates regulations applicable to the design and manufacture of aircraft and aircraft systems and components. It also sets and enforces standards for the repair of aircraft, systems, and components and for the qualification of personnel performing such functions. It regularly conducts inspections to ensure compliance and has the power to impose fines or other penalties for non-compliance or to shut down non-compliant operations. Our manufacturing and MRO operations are also subject to complex environmental, safety, and other regulations. Failure to comply with applicable regulations could result in the imposition of fines or other penalties or in the shutting down of our operations, which could impair our ability to fulfill our contracts or otherwise negatively impact our reputation for safety and dependability.

    The FAA approves major changes in aircraft design such as fuel control systems or new rotor blades. Such approvals take time, require investment, and are not assured. Similar regulatory bodies in other countries may accept FAA certification or may impose their own individual requirements. The failure to obtain FAA or other required approval for such changes, or the imposition of unanticipated restrictions as a condition of approval, could increase our production costs or reduce the effectiveness of the system in question and could render our development effort less valuable or, in an extreme case, worthless.

    The laws and regulations affecting our business are subject to change at any time and, because we operate under numerous jurisdictions, we are particularly exposed to the possibility of such changes. Any change in laws or regulations applicable to our business could restrict our operations, increase our costs, or have other effects detrimental to our results of operations or competitive position.

Our business is affected by federal rules, regulations, and orders applicable to government contractors, and the award of government contracts may be challenged.

    Some of our services are sold under U.S. or foreign government contracts or subcontracts. Consequently, we are directly and indirectly subject to various federal rules, regulations and orders applicable to government contractors. From time to time, we are also subject to government inquiries and investigations of our business practices due to our participation in government programs. These inquiries and investigations are costly and consume internal resources. Violation of applicable government rules and regulations could result in civil liability, the cancellation or suspension of existing contracts, or the ineligibility for future contracts or subcontracts funded in whole or in part with federal funds, any of which could have a material adverse effect on our business.

    Governmental contracts typically require a competitive bid process, and the award of a contract may be subject to challenge by bid participants. For example, a competitor challenged the U.S. Forest Service contract we were awarded in 2008. As a result, we provided services to the U.S. Forest Service without a contract for a period of time, pending resolution of the challenge. See "Business—Legal Proceedings" for additional information.

Environmental and other regulation and liability may increase our costs and adversely affect us.

    We are subject to a variety of laws and regulations, including environmental and health and safety regulations. Because our operations are inherently hazardous, compliance with these regulations is challenging and requires constant attention and focus. We are subject to federal, state, and foreign environmental laws and regulations concerning, among other things, water discharges, air emissions, hazardous material and waste management, and environmental cleanup. Environmental laws and regulations continue to evolve, and we may become subject to increasingly stringent environmental standards in the future, particularly under air quality and water quality laws and standards related to climate change issues, such as reporting greenhouse gas emissions. We are required to comply with environmental laws and with the terms and conditions of multiple environmental permits. Our failure to comply with these regulations could subject us to fines and other penalties administered by the agencies responsible for environmental and safety compliance or by the FAA or other aviation-related agencies.

The occurrence of events for which the risk is allocated to us under our contracts could negatively impact our results of operations.

    Many of our contracts are fixed price contracts which could subject us to losses if we have cost overruns. Under these contracts, we typically are responsible for normal maintenance, repair, and fuel costs. In addition, some of our Aerial Services contracts have performance penalty provisions, subjecting us to the risk of unexpected down time caused by mechanical failures or otherwise, which could cause our net income to suffer. Risks associated with estimating our costs and revenues are exacerbated for long-term contracts, which include most of our material contracts.

    Our contracts to manufacture aircraft and major overhauls or components typically contain penalty provisions that require us to make payments to customers, or provide interim aerial services to them at no cost, if we are unable to timely deliver aircraft or components. Such contracts may also include a repurchase obligation by us if certain performance or other criteria are not met.

We may be required to provide components or services to owners or operators of the S-64 or the CH-54, which could limit our operational flexibility and divert resources from more productive uses.

    Because we own the S-64 Type Certificate, we may be required to supply components or provide MRO services to customers who own or operate the S-64 or the CH-54, the military version of the S-64. This could limit our operational flexibility, divert resources from more productive uses, and adversely affect our ability to execute on our growth plans.

Our dependence on a small number of manufacturers for some of our aircraft components and the costs associated with the purchase or manufacture of new components pose significant risks to our business.

    We rely on approximately 120 supplier business units or locations for significant or critical components. A small number of manufacturers make some of the key components for our aircraft, and in some instances there is only a single manufacturer. If these manufacturers experience production delays, or if the cost of components increases, our operations could suffer. If a manufacturer ceases production of a required component, we could incur significant costs in purchasing the right to manufacture those components or in developing and certifying a suitable replacement, and in manufacturing those components.

    Many key components and parts on the Aircrane have not been manufactured since originally introduced. A significant portion of our inventory was acquired in bulk on the surplus market. For some aviation components, our operating cost includes the overhaul and repair of these components but does not include the purchase of a new component. It may be difficult to locate a supplier willing to manufacture replacement components at a reasonable cost or at all. As we exhaust our inventory, the purchase of any new components, or the manufacture by us of new components, could materially increase our operating cost or delay our operations; we routinely monitor levels of out-of-production parts and design and certify replacement parts to mitigate this risk.

Our reliance on the Aircrane could harm our business and financial results if technical difficulties specific to the Aircrane occur.

    We exclusively fly and manufacture Aircranes and related components. If the Aircrane encounters technical or other difficulties, it may be grounded or lose value and we may be unable to sell the aircraft or parts or provide aerial services on favorable terms or at all. The inability to sell or contract out the Aircrane would virtually eliminate our ability to operate.

If we are unable to continue to develop new technologies and to protect existing technologies, we may be unable to execute on our growth and development plans.

    Our success has resulted in part from our development of new applications for our aircraft, such as our fire tank and snorkel for firefighting services, and we believe our growth will continue to depend on the development of new products or applications. Competitors may develop similar applications for their aircraft, which would increase our competition in providing aerial services. In addition, our growth strategy depends, in part, on our ability to develop new products and applications. A number of factors, including FAA certifications, could result in our being unable to capitalize on the development costs for such products or applications. For example, we have devoted significant resources to our program to develop composite-material main rotor blades. If they are not certified by the FAA, we will be unable to recover our research and development costs and will need to expend additional resources to develop an alternative blade.

    Not all of our products and applications have been, or may be, patented or otherwise legally protected. If we are not able to adequately protect the inventions and intellectual property we have developed, in the U.S. and in foreign countries, we may face increased competition from those who duplicate our products, and our results of operations and growth opportunities could suffer.

Failure to adequately protect our intellectual property rights could adversely affect our operations.

    We rely upon intellectual property law, trade secret protection, and confidentiality and license agreements with our employees, clients, consultants, partners, and others to protect our intellectual property rights. Any of these parties may breach these agreements and we may not have adequate remedies for any specific breach. In addition, our competitors may independently develop equivalent knowledge, methods, and know-how, and we would not be able to prevent their use. To the extent that employees, partners, and consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in the related or resulting know-how and inventions. If any of our trade secrets, know-how, or other technologies were to be disclosed to or independently developed by a competitor, our business, financial condition, and results of operations could be materially adversely affected.

    We may have to engage in litigation to defend our trademarks, trade secrets, and other intellectual property rights. Even if we are successful, such litigation could result in substantial costs and be a distraction to management. If we are not successful in such litigation, we may lose valuable intellectual property rights.

    Any of our patents may be challenged, invalidated, circumvented, or rendered unenforceable. Our patents may be subject to reexamination proceedings affecting their scope. We cannot assure you that we will be successful should one or more of our patents be challenged for any reason. If our patent claims are rendered invalid or unenforceable, or narrowed in scope, the patent coverage afforded our products could be impaired, which could significantly impede our ability to market our products, negatively affect our competitive position, and harm our business and operating results.

    Further, we are a party to licenses that grant us rights to intellectual property, including trade secrets, that is necessary or useful to our business. One or more of our licensors may allege that we have breached our license agreement with them, and accordingly seek to terminate our license. If successful, this could result in our loss of the right to use the licensed intellectual property, which could adversely affect our ability to commercialize our technologies, products, or services, as well as harm our competitive business position and our business prospects.

Success within our Maintenance, Repair, and Overhaul business is dependent upon fleet utilization and continued outsourcing by helicopter operating companies.

    We currently conduct MRO services at facilities in Central Point, Oregon. Revenues at these facilities fluctuate based on demand for maintenance which, in turn, is driven by the number of helicopters operating and the extent of outsourcing of maintenance activities by helicopter operating and OEM companies. If the number of helicopters operating globally declines or outsourcing of maintenance and OEM activities declines, our results of operations and financial condition could be adversely affected.

Our business is subject to risks associated with international operations, including operations in emerging markets.

    We purchase products from and supply products to businesses located outside of the United States. We also have significant operations outside the United States. For the year ended December 31, 2010 and the nine months ended September 30, 2011, approximately 62.5% and 55.9%, respectively, of our total revenues were attributable to operations in non-U.S. countries. A number of risks inherent in international operations could have a material adverse effect on our international operations and, consequently, on our results of operations, including:

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  the uncertain ability of select non-U.S. customers to finance purchases and our inability as a result of lesser transparency in certain jurisdictions to evaluate the credit of potential customers accurately;

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  currency fluctuations, which can reduce our revenues for transactions denominated in non-U.S. currency or make our services relatively more expensive if denominated in U.S. currency;

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  difficulties in staffing and managing multi-national operations;

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  risks associated with transporting our aircraft, including risks associated with piracy and adverse weather;

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  fluctuations in the costs associated with transporting our aircraft, pilots, and crews, which are significant operating costs for us;

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  limitations on our ability to enforce legal rights and remedies;

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  uncertainties regarding required approvals or legal structures necessary to operate aircraft or provide our products and services in a given jurisdiction;

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  restrictions on the repatriation of funds from our foreign operations;

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  changes in regulatory structures or trade policies;

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  tariff and tax regulations;

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  ensuring compliance with the Foreign Corrupt Practices Act;

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  difficulties in obtaining export and import licenses;

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  the risk of government-financed competition; and

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  political instability.

    Part of our growth strategy is to enter new markets, including emerging market countries such as China and in South America. Emerging market countries have less developed economies that are more vulnerable to economic and political problems and may experience significant fluctuations in gross domestic product, interest rates, and currency exchange rates, as well as civil disturbances, government instability, nationalization and expropriation of private assets, and the imposition of taxes or other charges by government authorities. The occurrence of any of these events and the resulting economic instability that may arise could adversely affect our operations in those countries, or the ability of our customers in those countries to meet their obligations. As a result, customers that operate in emerging market countries may be more likely to default than customers that operate in developed countries. In addition, legal systems in emerging market countries may be less developed, which could make it more difficult for us to enforce our legal rights in those countries. In particular, we have focused on expanding our presences in developing markets such as China and Malaysia, and the laws and regulations governing aviation sales and services may require approvals that are uncertain and enforcement of joint venture or other contractual relationships may be uncertain. For these and other reasons, our growth plans may be materially and adversely affected by adverse economic and political developments in emerging market countries.

If our employees unionize, our expenses could increase and our results of operations would suffer.

    Except for statutory protections for our 11 Italian pilots, none of our employees work under collective bargaining, union, or similar agreements. Unionization efforts have been made from time to time within our industry, with varying degrees of success. If our employees unionize, our expenses could increase and our results of operations would suffer.

The cost of fuel is a major operating expense, and fuel shortages and fluctuations in the price of fuel could adversely affect our operations.

    Our aerial operations depend on the use of jet fuel. Fuel costs have historically been subject to wide price fluctuations, and fuel availability is subject to shortage and is affected by demand for heating oil, gasoline, and other petroleum products. Fuel shortages and increases in the price of fuel, or decreases in the price of fuel when we have entered into hedging agreements, could adversely affect our operations.

We may not realize the anticipated benefits of acquisitions, joint ventures, strategic alliances, or divestitures.

    As part of our business strategy, we may acquire businesses or specific assets, form joint ventures or strategic alliances, and divest operations. Whether we realize the anticipated benefits from these transactions depends, in part, upon the integration between the businesses or assets involved; the performance of the underlying products, capabilities, or technologies; and the management of the transacted operations. We have had limited experience with such integrations. Accordingly, our financial results could be adversely affected by unanticipated performance issues, transaction-related charges, amortization of expenses related to intangibles, charges for impairment of long-term assets, credit guarantees, partner performance, and indemnifications. Consolidations of joint ventures could also impact our results of operations or financial position. Divestitures may result in continued financial involvement in the divested businesses, such as through guarantees or other financial arrangements, following the transaction. Nonperformance by those divested businesses could affect our future financial results.

We may be unable to access public or private debt markets to fund our operations and contractual commitments at competitive rates, on commercially reasonable terms, or in sufficient amounts.

    We depend, in part, upon borrowings under our credit facilities to fund our operations and contractual commitments. If we were called upon to fund all outstanding commitments, we may not have sufficient funds to do so. A number of factors could cause us to incur increased borrowing costs and to have greater difficulty accessing public and private markets for debt. These factors include general economic conditions, disruptions or declines in the global capital markets, and our financial performance, outlook, or credit ratings. An adverse change in any or all of these factors may materially adversely affect our ability to fund our operations and contractual or financing commitments.

    Our senior credit facilities require us, among other obligations, to meet four significant financial covenants on a quarterly basis, including:

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  a minimum tangible net worth amount;

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  a minimum fixed charge coverage ratio;

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  a maximum leverage ratio; and

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  a minimum net income.

    If we do not meet our financial covenants and we do not obtain a waiver or amendment, our lenders may accelerate payment of all amounts outstanding which would immediately become due and payable, together with accrued interest. Any default may require us to seek additional capital or modifications to our credit facilities which may not be available or which may be costly. Additionally, our suppliers may require us to pay cash in advance or obtain letters of credit as a condition to selling us their products and services. Any of these risks and uncertainties could have a material adverse effect on our financial position, results of operations or cash flow.

    In addition, a significant customer holds the right to exercise a put option that would, if exercised, require us to repurchase on July 31, 2013 the Aircrane we sold to the customer in 2009. The put option was an important term to the purchaser when the sale agreement was negotiated. The exercise price would be the fair market value of the Aircrane, determined by independent appraisers at the time of exercise. The fair market value of the Aircrane at July 31, 2013 will be highly dependent upon the hours of usage and the customer use profile for the Aircrane, which makes it difficult to estimate a fair value at this time. However, management believes an anticipated range of fair value, based upon our experience and industry knowledge, may be approximately between $10.0 million and $18.0 million. Because our existing credit facility terminates on June 24, 2013, our ability to finance the repurchase of this Aircrane may depend on our ability to obtain new financing.

    On August 1, 2011, we entered into an Aircraft Lease and Purchase Option Agreement with HRT, which agreement was amended on October 11, 2011. Pursuant to the terms of the agreement, as amended, HRT has an option to purchase one Aircrane on or prior to January 15, 2012. If HRT does not exercise its purchase option, or does not otherwise purchase the Aircrane, there is a risk that we may fail to meet certain covenants under our Credit Agreement in 2012. See "—Our indebtedness could adversely affect our financial condition and impair our ability to operate our business."

Our expected growth and new obligations as a public company will require us to add additional personnel, infrastructure, and internal systems with which we have limited experience.

    Our management is continuing to implement enhancements to a number of our internal systems, including inventory administration, human resources, and internal controls. We believe that these enhancements will be necessary to support our expected growth as well as our new status as a public company. Following the closing of this offering, we will be subject to various requirements of the SEC and NASDAQ, including record keeping, financial reporting, and corporate governance rules and regulations. Our management team has limited experience in managing a public company. In addition, historically, we have not had some of the internal systems typically found in a public company. Implementing new systems and procedures is always challenging, and we are subject to the risk that our new systems will not function as anticipated or that we will initially fail to understand or properly administer them. Our business could be adversely affected if our internal infrastructure is inadequate to ensure compliance with federal, state, and local laws and regulations.

Our business is subject to laws limiting ownership or control of aircraft companies, which may increase our costs and adversely affect us.

    Most of the countries in which we operate have laws requiring local ownership or control, or both, of certain kinds of companies that operate aircraft. We use various strategies to comply with these laws, including the formation of local subsidiaries that we do not wholly own and partnerships with local companies. FAA regulations may require that at least 75% of our voting securities be owned or controlled by United States citizens. The existence of these laws may restrict our operations; reduce our profit from, or control of, some foreign operations; or restrict the market for our securities.

Our production may be interrupted due to equipment failures or other events affecting our factories.

    Our manufacturing and testing processes depend on sophisticated and high-value equipment. Unexpected failures of this equipment could result in production delays, revenue loss, and significant repair costs. In addition, our factories rely on the availability of electrical power and natural gas, transportation for raw materials and finished product, and employee access to our workplace that are subject to interruption in the event of severe weather conditions or other natural or manmade events. While we maintain backup resources to the extent practicable, a severe or prolonged equipment outage or other interruptive event affecting areas where we have significant manufacturing operations may result in loss of manufacturing days or in shipping delays which could have a material adverse effect on our business.

General economic conditions and recent market events may expose us to new risks.

    Recent events in the financial markets and the economic downturn have contributed to severe volatility in the securities markets, a severe liquidity crisis in the global financial markets, and unprecedented government intervention. These conditions have affected our results of operations and may continue to affect them. In such an environment, significant additional risks may exist for us. The recent instability in the financial markets has led the U.S. Government to take a number of unprecedented actions designed to support certain financial and other institutions and segments of the financial market that have experienced extreme volatility, and in some cases, a lack of liquidity. There can be no assurance that this intervention will improve market conditions, that such conditions will not continue to deteriorate, or that further government intervention will or will not occur. For example, recently, general market volatility has been exacerbated by uncertainty about sovereign debt and the fear that countries such as Greece and Italy may default on their governments' financial obligations. If economic conditions continue or worsen, we face risks that may include:

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  declines in revenues and profitability from reduced or delayed orders by our customers, in particular with respect to infrastructure construction projects which may be delayed or cancelled;

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  supply problems associated with any financial constraints faced by our suppliers;

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  reductions in credit availability to us or in general;

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  increases in corporate tax rates to finance government spending programs; and

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  reductions in spending by governmental entities for services such as infrastructure construction and firefighting.

    The economic downturn and continued credit crisis and related turmoil in the global financial system may have an adverse impact on our business and our financial conditions. We cannot predict our ability to obtain financing due to the current credit crisis, and this could limit our ability to fund our future growth and operations. In addition, the creditworthiness of some of our customers may be affected, which may affect our ability to collect on our accounts receivable from such customers.

Risks Related to this Offering

Our stock price may be volatile, and you may not be able to resell your shares at or above the initial offering price.

    There has been no public market for shares of our common stock. An active trading market for our shares may not develop or be sustained following the closing of this offering. The initial public offering price of our shares will be determined by negotiations between us and the representative of the underwriters. Our common stock may trade at a lower price upon the closing of this offering.

    The stock market has experienced significant price and volume fluctuations. After the offering, the market price for our shares may fluctuate significantly in response to a number of factors, some of which are beyond our control, including:

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  quarterly or annual variations in our operating results;

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  changes in financial estimates by securities analysts;

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  additions or departures of our key personnel;

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  the adoption of new laws or regulations that apply to our business; and

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  sales of shares of our common stock in the public markets.

    Fluctuations or decreases in the trading price of our common stock may adversely affect your ability to trade your shares. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted. A securities class action suit against us could result in substantial costs and divert management's attention and resources that would otherwise be used to benefit the future performance of our operations. Such litigation expense may not be covered by insurance.

Within 180 days of the date of this offering, the outstanding shares of our common stock will become eligible for sale in the public market, which could cause the price of our common stock to decline.

    Our officers, our directors, and all of our stockholders have agreed with the representative of the underwriters not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this offering. When these lock-up agreements expire, the 7,405,436 outstanding shares held by our stockholders and approximately            shares underlying equity awards held by certain of our employees will become eligible for sale, in some cases subject only to the volume, manner of sale, and notice requirements of Rule 144 of the Securities Act of 1933, as amended (the "Securities Act "). Some of our stockholders have the right to require that we register their shares for public sale. See "Shares Eligible for Future Sale—Registration Rights." Sales of a substantial number of these shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional equity securities. See "Shares Eligible for Future Sale" for further discussion of the shares that will be freely tradable within 180 days after the date of this offering.

Existing stockholders will exert significant influence over us after the closing of this offering. Their interests may not coincide with yours, and they may make decisions with which you may disagree.

    After this offering, entities affiliated with ZM Equity Partners, LLC will own approximately        % of our outstanding common stock, and two of our directors are managing directors of Centre Lane Partners LLC, an affiliate of ZM Equity Partners. As a result, these stockholders, acting individually or together, could exert significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change in control of our Company and make some transactions more difficult or impossible without the support of these stockholders. The interests of these stockholders may not always coincide with our interests as a company or the interest of other stockholders. Accordingly, these stockholders could cause us to enter into transactions or agreements that you would not approve or make decisions with which you may disagree.

As a new investor, you will experience immediate and substantial dilution in net tangible book value.

    Investors purchasing shares of our common stock in this offering will pay more for their shares than the amount paid by stockholders who acquired shares before this offering. If you purchase common stock in this offering, you will incur immediate dilution in pro forma net tangible book value of approximately $            per share. See "Dilution."

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

    The trading market for our common stock will depend in part on the research and reports that we expect securities or industry analysts to publish about us or our business. If one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

Our management will continue to have broad discretion over the use of the proceeds we received in the offering and might not apply the proceeds in ways that increase the value of your investment.

    Our management will continue to have broad discretion to use the net proceeds we receive from the offering. We expect to use the net proceeds from the offering to manufacture Aircranes and related components, to pay down indebtedness under our revolving credit facility, and for working capital and other general corporate purposes, including the possible acquisition of additional aircraft to complement our fleet of Aircranes. We may also use a portion of the net proceeds for the acquisition of businesses, solutions, and technologies that we believe are complementary to our own. Our management retains the discretion, however, to use the proceeds differently if events we do not anticipate arise. Our management might not apply the net proceeds from the offering in ways that increase the value of our common stock. Until we use the net proceeds from the offering, we plan to invest them in short-term instruments, and these investments may not yield a favorable rate of return. If we do not invest or apply the net proceeds from the offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

Provisions in our charter documents and Delaware law could discourage takeover attempts and lead to management entrenchment.

    Our second amended and restated certificate of incorporation and bylaws contain provisions that could have the effect of delaying or preventing changes in control or changes in our management without the consent of our board of directors. These provisions include:

  •
  a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

  •
  no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

  •
  the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death, or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

  •
  the ability of our board of directors to determine to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

  •
  a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

  •
  the requirement that a special meeting of stockholders may be called only by the chairman of the board of directors, the chief executive officer, or the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and

  •
  advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders' meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or from otherwise attempting to obtain control of us.

    We are also subject to certain anti-takeover provisions under Delaware law. Under Delaware law, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus includes forward-looking statements. In some instances, you can identify forward-looking statements by the words such as "believe," "may," "estimate," "continue," "anticipate," "intend," "plan," "expect," "predict," "potential," and similar expressions, as they relate to us, our business, and our management. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management's good-faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

  •
  our safety record and any related impact on our reputation;

  •
  our ability to meet our debt obligations;

  •
  the effects of increased competition in our business;

  •
  our ability to accurately forecast revenues, convert our backlog into revenues, and appropriately plan our expenses;

  •
  the impact of worldwide economic conditions, including the resulting effect on governmental budgets and capital investments by governmental and private entities;

  •
  changes in government regulation affecting our business;

  •
  the attraction and retention of qualified employees and key personnel;

  •
  our ability to effectively manage our growth;

  •
  our ability to keep pace with changes in technology and our competitors;

  •
  our ability to successfully enter new markets, manage our international expansion, and expand and diversify our customer base;

  •
  our ability to expand and market our manufacturing and MRO services;

  •
  our ability to market our aerial services in new geographic areas and markets;

  •
  our ability to successfully manage any future acquisitions of businesses, solutions, or technologies;

  •
  the success of our marketing efforts;

  •
  the impact of fluctuations in currency exchange rates; and

  •
  other risk factors included under "Risk Factors" in this prospectus.

    The factors listed above are not exhaustive and new factors may emerge or changes to the foregoing factors may occur that could impact our business. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

    Forward-looking statements speak only as of the date of this prospectus. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions, or changes in other factors affecting forward-looking information, except to the extent required by applicable laws. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

 USE OF PROCEEDS

    We estimate that we will receive net proceeds from the sale of shares of common stock in this offering of approximately $             million, assuming an initial public offering price of $            per share, after deducting underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds of this offering as follows:

  •
  approximately $             million to manufacture Aircranes and related components;

  •
  approximately $             million to pay down indebtedness under our revolving credit facility, which will increase the amounts available for future borrowing under this facility;

  •
  approximately $             million to pay down our unsecured subordinated promissory notes; and

  •
  the remaining net proceeds for general corporate and working capital purposes, including possible acquisitions of additional aircraft or businesses to complement our aerial services and enhance our service offerings. We have had informal discussions about potential acquisitions of this nature but currently have no definitive agreements or understandings with respect to any of them.

    We anticipate that the actual allocation of our resources to the above or other uses will depend on the needs and opportunities that our management perceives at the time of allocation. For example, the amount allocated to the manufacture of Aircranes and related components represents management's current estimate based on its perceived needs and opportunities. The actual allocation of the net proceeds to this category may be greater or less the amount currently estimated based on changes in our opportunities and requirements for aircraft and components, the availability and price of airframes and other components or for other reasons that management does not currently anticipate.

    As of September 30, 2011, our total indebtedness, excluding letters of credit, was $122.0 million, consisting of $45.6 million borrowed under our revolving credit facility, $56.9 million borrowed under our term loan facility and $19.5 million borrowed under our unsecured subordinated promissory notes. At September 30, 2011, we had maximum availability for borrowings under our revolving credit facility of approximately $21.8 million. We issued $19.5 million of our unsecured subordinated promissory notes to provide for additional borrowing capacity under our revolving credit facility, recognizing that the proceeds of this offering were intended to be used to pay off the remaining amounts owed under the unsecured subordinated promissory notes. Under the terms of our revolving credit facility, we are prevented from paying down principal on the unsecured subordinated promissory notes unless such payments are made with the proceeds of this offering.

    At September 30, 2011, the interest rate on borrowings under our revolving credit facility, which terminates on June 24, 2013, was 3.90%, which was calculated based on the prime rate as quoted by Wells Fargo. As of September 30, 2011, there was $45.6 million outstanding under our revolving credit facility, not including letters of credit. Amounts under our revolving credit facility were borrowed within the prior year and used to refinance our prior senior debt and second lien debt and for general working capital purposes. At September 30, 2011, the interest rate under our unsecured subordinated promissory notes was 20.0%, which is payable in kind by increasing the principal amount of such notes and is payable quarterly, and the outstanding principal balance under the notes was $19.5 million, of which $8.5 million mature on June 30, 2015 and $11.0 million mature on June 30, 2016. For a description of the terms of our revolving credit facility and unsecured subordinated promissory notes see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Description of Indebtedness."

    Pending use for general corporate purposes, we intend to invest the net proceeds in short-term, investment-grade, interest-bearing securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" for additional information regarding our sources and uses of capital.

    We will not receive any proceeds from the sale of shares by the selling stockholders. Pursuant to a registration rights agreement, we are obligated to pay all expenses of the selling stockholders in connection with this offering except for underwriting discounts and commissions which will be paid by the selling stockholders. See "Principal and Selling Stockholders" and "Description of Capital Stock—Registration Rights."

 DIVIDEND POLICY

    We have never declared or paid, and do not anticipate declaring or paying, any cash dividends on our common stock. Instead, we currently anticipate that we will retain all of our future earnings, if any, to fund the operation and expansion of our business and to use as working capital and for other general corporate purposes. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects, and other factors our board of directors may deem relevant. Our existing credit facility limits our ability to declare and pay dividends.

CAPITALIZATION

    The table below sets forth our cash and cash equivalents and our capitalization on a consolidated basis as of September 30, 2011:

  •
  on an actual basis;

  •
  on a pro forma basis after giving effect to the completion of our recapitalization, as discussed under "Explanatory Note Regarding Recapitalization"; and

  •
  on a pro forma as adjusted basis after giving effect to the sale of                        shares of our common stock offered by us in this offering (at an estimated initial public offering price of $            per share, the midpoint of the sale price range set forth on the cover of this prospectus) less the underwriting discount and estimated offering expenses, and the use of proceeds received by us from this offering as discussed under "Use of Proceeds."

    You should read the following table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of September 30, 2011
	Actual	Pro Forma(1)	Pro Forma As Adjusted
(In thousands)
Cash and cash equivalents	$3,056	$3,056	$
Debt:
Revolving credit facility	45,634	45,634
Term debt	56,875	56,875
Unsecured subordinated promissory notes	19,500	19,500
Series A redeemable preferred stock, $0.0001 par value: 70,000 shares authorized, 34,999.5 shares issued and outstanding	63,739	—		—
Stockholders' equity:
Common stock, $0.0001 par value
Class A: 2,000 shares authorized, 1,000 shares issued and outstanding	1	—		—
Class B: 3,000 shares authorized, no shares issued and outstanding	—	—		—
Preferred stock, $0.0001 par value: 10,000,000 shares authorized, no shares issued and outstanding	—	—		—
Common stock, $0.0001 par value: 110,000,000 shares authorized, shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted	—	63,740
Accumulated earnings (deficit)	(16,142)	(16,142)
Accumulated other comprehensive income	(11)	(11)
Noncontrolling interest	1,139	1,139
Total stockholders' equity (deficit)	(15,013)	48,726
Total capitalization	$173,791	$173,791

(1)
See "Explanatory Note Regarding Recapitalization."

 DILUTION

    If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. Dilution results from the fact that the public offering price per share of our common stock is substantially in excess of net tangible book value per share attributable to existing stockholders for the presently outstanding stock. We calculate net tangible book value per share by dividing our net tangible book value, which equals total assets less intangible assets and total liabilities, by the number of shares outstanding.

    The discussion and tables below are based on 1,000 shares of our Class A common stock outstanding as of September 30, 2011 and also reflect the issuance of shares of common stock in the recapitalization. On this basis, our net tangible book value at September 30, 2011 was $            , or $            pro forma per share, based upon 8,049,387 shares outstanding.

    After giving effect to the sale of                        shares of common stock in this offering at a price of $            per share, the midpoint of the sale price range set forth on the cover of this prospectus, and after deducting the estimated underwriting discount and estimated offering expenses payable by us, our pro forma net tangible book value as of September 30, 2011 would have been approximately $             million, or $            per share. This represents an immediate increase in net tangible book value of $            per share to existing stockholders, and an immediate dilution in net tangible book value of $            per share to new investors, or approximately        % of the offering price of $            per share. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share	$
Net tangible book value per share as of September 30, 2011	$
Increase in net tangible book value per share attributable to new investors

Pro forma net tangible book value per share of common stock after this offering
Dilution per share to new investors	$

    The following table shows on a pro forma basis at September 30, 2011, after giving effect to the total cash consideration paid to us, the average price per share paid by existing stockholders and by new investors in this offering before deducting estimated underwriting discounts and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration
Average Price Per Share
	Number	%	Amount	%
Existing stockholders					$
New investors

Total		100%		100%	$

    The above table excludes 643,951 shares of common stock reserved for issuance under our 2012 Stock Incentive Plan, which we intend to adopt prior to the closing of this offering, which includes the following shares of restricted stock, or rights to receive stock, that we intend to issue concurrently with this offering: (1)             shares of restricted stock to certain members of our management; (2) an estimated 17,500 shares of restricted stock to a broad base of our employees based on years of service with us; and (3) an estimated 7,500 shares of restricted stock to our independent directors. The estimated share amounts for employees and independent directors are based on the midpoint of the sale price range set forth on the cover of this prospectus. The actual number of shares to be awarded to employees and independent directors will be based on an aggregate dollar amount and will depend on the sale price of our common stock in this offering.

 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

    The following tables set forth our selected consolidated financial and other data. We derived our selected consolidated financial and other data as of December 31, 2009, and 2010, and for the years ended December 31, 2008, 2009 and 2010 from our audited consolidated financial statements and notes thereto, which are included elsewhere in this prospectus. The balance sheet data as of December 31, 2008 has been derived from our audited consolidated financial statements which are not included in this prospectus.

    We derived our selected consolidated financial and other data as of September 30, 2011 and for the nine months ended September 30, 2010 and 2011 from our unaudited condensed consolidated financial statements and notes thereto, which are included elsewhere in the prospectus. These unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth herein. Interim financial results are not necessarily indicative of results that may be expected for the full fiscal year or any future reporting period.

    All of our issued and outstanding common stock was acquired in a merger transaction on September 27, 2007. Although we continued as the same legal entity following the acquisition, in the table below we refer to periods ended on or prior to September 26, 2007 as "predecessor" periods. The predecessor period balance sheets reflect the historical accounting basis in our assets and liabilities, and the balance sheets subsequent to September 27, 2007 reflect the new basis in our assets and liabilities resulting from the acquisition, which altered the book value of our aircraft, property, plant and equipment, and aircraft support parts and has impacted our operating costs compared to the predecessor periods.

    We derived our selected consolidated financial and other data of the predecessor as of December 31, 2006 and for the period from January 1, 2007 through September 26, 2007, and for us as of December 31, 2007 and 2008 and for the period from September 27, 2007 through December 31, 2007 from audited consolidated financial statements and notes thereto, which are not included in this prospectus.

    Our selected consolidated financial and other data are not necessarily indicative of our future performance. The data provided in this table are only a summary and do not include all of the data contained in our financial statements. Accordingly, this table should be read in conjunction with, and is qualified in its entirety by, our consolidated financial statements and related notes contained elsewhere in this prospectus and the sections of this prospectus entitled, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Capitalization."

	Predecessor(1)		Successor
(In thousands, except share and per share amounts)	Year Ended December 31, 2006	Period from January 1, 2007 through September 26, 2007	Period from September 27, 2007 through December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010	Nine Months Ended September 30, 2010	Nine Months Ended September 30, 2011
Consolidated Statement of Operations Data:
Net revenues:
Aerial services		$126,355	$25,524	$136,548	$113,603	$105,747	$82,358	$111,235
Manufacturing / MRO		35,872	17,823	5,376	36,019	12,493	10,682	10,819

Total net revenues	$189,948	$162,227	$43,347	$141,924	$149,622	118,240	93,040	122,054
Cost of revenues:
Aerial services		80,715	19,722	96,750	76,855	81,353	61,433	75,275
Manufacturing / MRO		24,360	13,065	5,019	21,272	7,651	6,047	8,394

Total cost of revenues	135,333	105,075	32,787	101,769	98,127	89,004	67,480	83,669

Gross profit	54,615	57,152	10,560	40,155	51,495	29,236	25,560	38,385
Operating expenses:
General and administrative		12,711	4,211	14,010	14,877	14,105	9,717	9,534
Research and development		10,290	3,328	7,024	6,889	6,400	5,398	3,223
Selling and marketing		1,140	354	1,984	5,115	6,987	4,630	5,469

Total operating expenses	26,750	24,141	7,893	23,018	26,881	27,492	19,745	18,226

Operating income (loss)	27,865	33,011	2,667	17,137	24,614	1,744	5,815	20,159
Other income (expense):
Interest income	594	205	95	305	157	14	19	24
Interest expense	(4,286)	(3,395)	(2,307)	(7,070)	(6,163)	(4,879)	(3,410)	(6,580)
Loss on early extinguishment of debt	—	—	—	—	—	(2,265)	(2,265)	—
Other income (expense)(2)	1,662	(1,207)	(12,906)	5,962	(987)	(6,193)	5,507	890

Total other income (expense)	(2,030)	(4,397)	(15,118)	(803)	(6,993)	(13,323)	(149)	(5,666)
Net income (loss) before income taxes and noncontrolling interest	25,835	28,614	(12,451)	16,334	17,621	(11,579)	5,666	14,493
Income tax expense (benefit)	6,100	10,000	(4,500)	6,000	5,330	(3,544)	3,360	6,596

Net income (loss)	19,735	18,614	(7,951)	10,334	12,291	(8,035)	2,306	7,897
Less: Net (income) loss related to noncontrolling interest	(257)	(473)	232	(230)	(239)	(216)	(322)	(603)

Net income (loss) attributable to Erickson Air-Crane Incorporated	19,478	18,141	(7,719)	10,104	12,052	(8,251)	1,984	7,294
Dividends on series A redeemable preferred stock(3)	—	—	1,403	5,877	6,806	7,925	5,818	6,729

Net income (loss) attributable to common stockholders	$19,478	$18,141	$(9,122)	$4,227	$5,246	$(16,176)	$(3,834)	$565

Net income (loss)	19,735	18,614	(7,951)	10,334	12,291	(8,035)	2,306	7,897
Other comprehensive income (loss):
Foreign currency translation adjustment	(17)	614	98	(540)	571	45	(135)	(329)
Comprehensive income (loss)	$19,718	$19,228	$(7,853)	$9,794	$12,862	$(7,990)	$2,171	7,568

Earnings (loss) per share attributable to common stockholders
Basic	$9,739.00	$9,070.50	$(9,122.00)	$4,227.00	$5,246.00	$(16,176.47)	$2,305.69	$7,897.45

Diluted	$9,739.00	$9,070.50	$(9,122.00)	$4,227.00	$5,246.00	$(16,176.47)	$2,305.69	$7,897.45

Weighted average shares outstanding
Basic	2,000	2,000	1,000	1,000	1,000	1,000	1,000	1,000

Diluted	2,000	2,000	1,000	1,000	1,000	1,000	1,000	1,000

Pro forma earnings (loss) per share (unaudited):(4)
Basic	$2.63	$2.45	$(1.04)	$1.36	$1.63	$(1.11)	$0.27	$0.98

Diluted	$2.42	$2.25	$(1.04)	$1.26	$1.50	$(1.11)	$0.25	$0.91

Pro forma weighted average shares outstanding (unaudited):(4)
Basic	7,405,436	7,405,436	7,405,436	7,405,436	7,405,436	7,405,436	7,405,436	7,405,436

Diluted	8,049,387	8,049,387	7,405,436	8,049,387	8,049,387	7,405,436	8,049,387	8,049,387

	Predecessor(1)	Successor
(In thousands)	As of December 31, 2006	As of December 31, 2007	As of December 31, 2008	As of December 31, 2009	As of December 31, 2010	As of September 30, 2011
Consolidated Balance Sheet Data:
Cash and cash equivalents	$8,946	$9,675	$2,303	$3,536	$1,928	$3,056
Aircranes, property, plant and equipment, net	43,707	46,804	46,998	44,829	52,515	57,314
Working capital(5)	7,625	5,359	4,773	6,702	4,659	21,363
Total assets	198,335	162,740	168,369	178,967	203,703	239,154
Total debt(6)	44,181	84,097	86,208	80,546	93,015	122,009
Series A redeemable preferred stock(7)		36,402	42,279	49,085	57,010	63,739
Stockholders' equity:
Common stock	2,000	1	1	1	1	1
Total stockholders' equity (deficit)	96,353	(8,008)	(4,454)	485	(15,598)	(15,013)

	Predecessor(1)		Successor
(In thousands)	Year Ended December 31, 2006	Period from January 1, 2007 through September 26, 2007	Period from September 27, 2007 through December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010	Nine Months Ended September 30, 2010	Nine Months Ended September 30, 2011
Consolidated Statement of Cash Flow Data:
Net cash provided by (used in):
Operating activities	$(10,638)	$(3,966)	$24,818	$(8,717)	$9,900	$(8,430)	$(6,982)	$(14,416)
Investing activities	(7,766)	667	(91,970)	546	(2,667)	(5,017)	(3,125)	(12,105)
Financing activities	17,680	1,152	69,737	2,111	(5,662)	11,057	6,291	28,216

(1)
The year ended December 31, 2006, and the period from January 1, 2007 through September 26, 2007 do not include the effect of fair value purchase accounting adjustments resulting from our acquisition on September 27, 2007. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Trends and Uncertainties Affecting Our Business."

(2)
Other income (expense) for the period ended December 31, 2007 includes $12.5 million in litigation settlement expenses; for the year ended December 31, 2008 includes a $4.3 million gain related to an insurance settlement with respect to an Aircrane accident; and for the 2010 period includes $10.0 million in litigation settlement expenses and a net gain related to an aircraft accident in Malaysia of $6.3 million, after accounting for insurance proceeds.

(3)
Dividends on Series A Redeemable Preferred Stock are non-cash accruals. No dividends have been paid or will be paid to holders of Series A Redeemable Preferred Stock. The Series A Redeemable Preferred Stock and the Class A Common Stock will be converted into 7,405,436 shares of a single class of common stock in connection with this offering. See "Explanatory Note Regarding Recapitalization."

(4)
Pro forma amounts give effect to our recapitalization in connection with this offering, including the conversion of Series A Redeemable Preferred Stock into common stock. The pro forma weighted diluted share amounts also include 643,951 shares of restricted common stock, or rights to receive common stock, of which we intend to issue             shares, or rights to receive shares, concurrently with this offering under our proposed 2012 Stock Incentive Plan (except for the period September 27, 2007 through December 31, 2007 and the year ended December 31, 2010 because the effect of including these shares would be anti-dilutive). See "Explanatory Note Regarding Recapitalization" and "Executive Compensation—2012 Stock Incentive Plan."

(5)
Working capital (deficit) is calculated as our current assets less our current liabilities.

(6)
Debt is comprised of amounts drawn under our revolving credit facility, our term loan, and our unsecured subordinated promissory notes. In June 2010, we replaced our revolving credit facility and our term loan with a new credit facility. As a result of the refinancing, we expensed $2.3 million, including the unamortized portion of the previously deferred financing costs, and early termination fees. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Description of Indebtedness."

(7)
Represents Series A Redeemable Preferred Stock which will be converted into common stock in connection with this offering. See "Explanatory Note Regarding Recapitalization" and note 4 above.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and the related notes to those statements included in this prospectus. In addition to historical financial information, this discussion contains forward-looking statements reflecting our current plans, estimates, beliefs, and expectations that involve risks and uncertainties. As a result of many important factors, particularly those set forth under "Risk Factors" and "Special Note Regarding Forward-Looking Statements" in this prospectus, our actual results and the timing of events may differ materially from those anticipated in these forward-looking statements.

Overview of the Business

    We specialize in the operation and manufacture of the Aircrane, a versatile and powerful heavy-lift helicopter. The Aircrane has a lift capacity of up to 25,000 pounds. and is the only commercial aircraft built specifically as a flying crane without a fuselage for internal load. The Aircrane is also the only commercial heavy-lift helicopter with a rear load-facing cockpit, combining an unobstructed view and complete aircraft control for precision lift and load placement capabilities. We own and operate a fleet of 17 Aircranes which we use to support a wide variety of government and commercial customers worldwide across a broad range of critical aerial services including firefighting, timber harvesting, infrastructure construction, and crewing. We refer to this segment of our business as Aerial Services. We also manufacture Aircranes and related components for sale to government and commercial customers and provide aftermarket support and maintenance, repair and overhaul services for the Aircrane and other aircraft. We refer to this segment of our business as Aircraft Manufacturing and Maintenance, Repair, and Overhaul ("Manufacturing / MRO") segment. In 2010, our Aerial Services and Manufacturing / MRO segments generated revenues of $105.7 million and $12.5 million, respectively. For the nine months ended September 30, 2011, our Aerial Services and Manufacturing / MRO segments generated revenues of $111.2 million and $10.8 million, respectively.

    In our Aerial Services segment, our engineering staff has developed enhanced mission-specific capabilities and modifications for the Aircrane that allow us to compete effectively and contribute to our market share. We typically lease our Aircranes to customers and provide associated crewing and maintenance services. Our pilots and mechanics are technical specialists with years of training. One of our offerings is to provide crewing for aircraft we have sold to various customers.

    Through our Manufacturing / MRO segment we manufacture Aircranes from existing airframes, manufacture new components on a contract basis, and provide customers with FAA- and European Aviation Safety Agency-certified MRO services in our AS9100 certified facility. AS9100 is a widely adopted and standardized quality management system for the aerospace industry. We also offer cost per hour ("CPH") contracts pursuant to which we provide components and expendable supplies for a customer's aircraft at a fixed cost per flight hour. We believe CPH contracts help our customers better predict and manage their maintenance costs.

    We manage our business using key operating indicators to measure our performance, balancing short-term results and strategic priorities.

Sales and Marketing

  •
  To maintain and strengthen our position in the Aerial Services market, we monitor revenue flight hours and aggregate revenues from firefighting, timber harvesting, construction and crewing contracts, and compare these against budgeted and forecasted targets to measure performance. We monitor our sales pipeline for each of these services, and maintain a master fleet schedule and attempt to maximize Aircrane utilization and revenues by minimizing our "white space," or Aircrane idle time.

  •
  To continue to build and develop our Manufacturing / MRO business, we focus on our aircraft sales pipeline, including the quality of our prospects, and on the number of bids and win-rate associated with bids for MRO and component manufacturing opportunities. We compare revenues against budgeted and forecasted targets to measure performance.

Operations and Safety

  •
  A key operating measure used by management in evaluating each of our business segments is gross profit, which is revenues less cost of revenues. Our most significant cost of revenues are material (including raw materials and plant labor and overhead including related employee benefits), fuel, and labor. We closely monitor material costs and fuel costs measured on a per-flight-hour basis. We also measure the costs of crewing (our pilots and field mechanics) and related expenses such as travel and local contract-related expenses, and compare these metrics against budgeted and forecasted targets to measure performance. We target all contracts to have positive gross profit; however, due to the seasonality of our business, we often have unabsorbed costs in the first quarter and the fourth quarter which could lead to negative reported gross profit in these quarters.

  •
  We evaluate key corporate projects and research and development projects based on projected returns on investment. We monitor implementation and development schedules and costs and compare performance to budgeted amounts.

  •
  Safety is critical to the operation of our business, and we measure a variety of safety metrics including detail by ground and aerial operations and by mechanical and human factor related causes. We measure all metrics for both the current period and long-term trending, both in absolute terms and on a per-flight-hour basis.

Financial and Overall Performance

  •
  We measure overall business performance according to five critical metrics: EBITDA, Bank EBITDA (see "—Bank EBITDA"), revenue growth, net income, and free cash flow.

  •
  Our key liquidity measures include revolver availability, receivables aging, capital investments, and bank covenant compliance.

  •
  We annually prepare a five-year strategic plan encompassing expected results of operations and key growth opportunities. Our strategic planning process results in a complete set of forecasted financial statements, a critical action plan to achieve our strategic goals, and specific performance goals and measurements.

Our Operating Revenue

    Aerial Services.    Our Aerial Services revenue is derived primarily from contracts with government and commercial customers who use our services for firefighting, timber harvesting, infrastructure construction projects, and crewing services. Many of our contracts for Aerial Services are multi-year, and these contracts provide the majority of our current revenue backlog.

  •
  Firefighting Contracts.  We generally charge a daily standby fee for the contract period with an additional rate for hours flown; some contracts include a minimum number of hours to be flown before the hourly rate is charged. We have both domestic and international contracts, which may be exclusive-use or call-when-needed in nature. Exclusive-use contracts denote that we are obligated to provide, and our customer is obligated to take and pay for, the use of our services. Call-when-needed contracts are contracts with pre-negotiated terms under which we may elect to provide services if requested.

  •
  Timber Harvesting Contracts.  We generally operate on either an hourly rate structure or a per cubic meter of high grade timber delivered basis. We serve a variety of private customers in North America and Asia.

  •
  Infrastructure Construction Contracts.  Our infrastructure construction operations vary from short-term construction jobs (generally one to five days in duration) to longer-term jobs (several months in duration) within the construction, energy transmission, and energy generation industries.

  •
  Crewing Services.  For customers who purchase an Aircrane but lack qualified operating personnel, we offer pilots and field maintenance crews on annual or multi-year contracts. We have contracts in place for crewing five of the nine aircraft we have sold since 2002.

    Manufacturing / MRO.    Our Manufacturing / MRO revenue is derived from the sale of Aircranes, from the sale of aircraft components, and from providing MRO and CPH services to various customers.

  •
  Aircrane Sales.  In our Central Point, Oregon facility we have the capability to remanufacture Aircranes on existing S-64 and CH-54 airframes. Customers who identify a year-round or otherwise critical application for an Aircrane may find it advantageous to own an Aircrane rather than leasing our fleet's services. We have sold nine Aircranes since 2002.

  •
  Component Part Sales.  We have an ongoing revenue stream from customers who own or operate either Aircranes or the military version, CH-54s and require parts support for their helicopters. We are also pursuing aftermarket opportunities to develop component parts for other aircraft.

  •
  MRO Services.  Similar to component part sales, we have an ongoing revenue stream from customers who own or operate Aircranes, CH-54s, or other aircraft and need their aircraft components repaired or overhauled by a certified facility.

  •
  CPH Services.  For customers who desire better predictability and stability in their aircraft operating costs, we offer contracts in which we provide components and expendable supplies at a fixed cost per flight hour.

Our Operating Expenses

    Cost of Revenues.    Our cost of revenues consists of purchased materials; consumed inventory; plant labor and overhead; aviation fuel; aircraft insurance; contract specific expenses associated with operating in various geographies; shipping costs for transporting our Aircranes; depreciation and amortization of our Aircranes, plant, property, and equipment; and pilot and field mechanic wages, benefits, and other related costs.

    Selling and Marketing.    Our selling and marketing expenses consist primarily of compensation, benefits, and travel related costs for sales and marketing employees and fees paid to contractors and consultants. Also included are expenses for trade shows, customer demonstrations, and public relations and other promotional and marketing activities, as well as cost of bad debts.

    Research and Development.    Our research and development expenses consist primarily of wages, benefits, and travel for our engineering employees and fees paid to contractors and consultants. Also included are expenses for materials needed to support research and development efforts and expenses associated with testing and certification.

    General and Administrative.    Our general and administrative expenses consist primarily of wages, benefits, and travel for general and administrative employees and fees paid to contractors and consultants in executive, finance, accounting, information technology, human resources, and legal roles, including employees in our foreign subsidiaries involved in these activities. Also included are expenses for legal, accounting, and other professional services and bank fees.

    Other Income (Expense), Net.    Our other income (expense) consists primarily of the interest paid on outstanding indebtedness, realized/unrealized foreign exchange gains and losses, amortization of debt issuance costs, and interest related to tax contingencies, as well as certain other charges and income, such as legal settlements, gain and loss on the disposal of equipment, amortization and write-off of deferred financing fees, and insurance settlements. With regard to foreign exchange gains and losses, our operations in foreign countries are partially self-hedged, with the majority of our European, Canadian, Australian and Asian contracts having both revenues and local expenses paid in the local currency; in addition, some of our contracts provide for rate adjustments based on changes in currency exchange rates. For currency exposure that is not self-hedged, we sometimes enter into forward contracts to reduce our currency risk.

Trends and Uncertainties Affecting Our Business

    Effect of 2007 Acquisition.    Our Company was acquired in a merger transaction on September 27, 2007, in which the buyers acquired 100% of our outstanding common stock for $93.1 million, which amount included direct acquisition costs of $3.4 million. The acquisition was accounted for as a purchase in accordance with the Financial Accounting Standard Board's Accounting Standards Codification No. 805, Business Combinations. As a result, we allocated the purchase price to the assets acquired and the liabilities assumed at the date of the acquisition based on their estimated fair value as of the closing date. As a result of this adjustment, the cost of revenues in each of the successor periods included in this prospectus reflects the lower carrying value of our aircraft support parts that we have sold or used in our maintenance, repair, and overhaul operations. The aggregate effect of the purchase accounting adjustment with respect to our inventory was approximately $28.0 million from the date of acquisition through September 30, 2011. Based on our past experience and historical inventory usage patterns, we expect to largely realize the benefit of the approximately $20.0 million remaining fair value purchase accounting adjustment to aircraft support parts over the next five years as we sell and use our legacy inventory. Our legacy inventory consists of aircraft parts and components purchased over multiple years for which there is no liquid market; therefore, there is no guarantee that we will be able to purchase new inventory at the carrying values of our legacy inventory currently reflected on our balance sheet.

    Aircrane Sales.    A sale of an Aircrane has a material effect on our financial results, and Aircrane sales have been a dominant factor in fluctuations in our year-over-year results. Although we have focused our sales and marketing efforts on increasing Aircrane sales, sales are not guaranteed in a particular financial period or at all. In the five years comprising 2006 to 2010, we sold three, three, zero, one and zero Aircrane(s), respectively. Since 2002, we have sold and delivered nine Aircranes. One of our significant customers holds the right to exercise a put option that would, if exercised, require us to repurchase on July 31, 2013 the Aircrane we sold to the customer in 2009. The exercise price would be the fair market value of the Aircrane, determined by independent appraisers at the time of exercise. The fair market value of the Aircrane at July 31, 2013 will be highly dependent upon the hours of usage and the customer use profile for the Aircrane, which makes it difficult to estimate a fair value at this time. However, management believes an anticipated range of fair value, based upon our experience and industry knowledge, should be approximately between $10.0 million and $18.0 million. Because our existing credit facility terminates on June 24, 2013, our ability to finance this purchase may depend on our ability to obtain new financing in the ordinary course of our business. If the put option is exercised, the customer must provide six months advance notice, and we would anticipate funding the purchase through our credit facilities, if available, or by improving our cash flow position by adjusting inventory levels and build plans. None of our other aircraft sale agreements have included a put option. We agreed to provide a put option in our 2009 sale agreement based on that customer's unique circumstances. Inclusion of the put option was important to the customer when the sale agreement was negotiated.

    We currently have 17 Aircranes that we employ in providing Aerial Services. The Aircrane that is subject to the Aircraft Lease and Purchase Option Agreement with HRT is one of the 17 Aircranes in the Aerial Services fleet. If HRT exercises its purchase option, we will have 16 Aircranes in our fleet. Although we expect to be able to maintain the level of our operations through more efficient scheduling of our fleet or by allocating Aircranes held for sale to Aerial Services operations in 2012, we may not always have the ability to maintain our desired level of Aerial Services operations with a reduced fleet which could reduce our ability to generate Aerial Services revenues.

    We have historically, including in the periods presented in this prospectus, recognized revenues on Aircrane sales when the aircraft is delivered to a customer. We expect to recognize revenues on future sales of Aircranes when the criteria for using the percentage of completion method of accounting have been met. Revenue on contracts using the percentage of completion method is based on estimates, including estimated labor hours. See "—Critical Accounting Policies and Estimates—Revenue Recognition—Manufacturing / MRO." Because the percentage of completion method requires management estimates of aggregate contract costs, changes in estimates between periods could affect our anticipated earnings. See "Risk Factors—We make estimates in accounting for revenues and costs, and any changes in these estimates may have significant impacts on our earnings."

    November 2011 Restructuring.    On November 2, 2011, we completed a company restructuring which included a reduction-in-force of 119 employees. The restructuring was needed to realign our operating expenses to ensure that we remain competitive in the markets we serve. However, as a result of the reduction-in-force, we may experience longer aircraft delivery lead times for future customers who wish to purchase Aircranes, which may delay the timing of our aircraft sales revenues going forward. In the event that we experience significantly increased customer demand to purchase our Aircranes, we anticipate being able to meet such demand by rapidly expanding our manufacturing capacity and related resources.

    Seasonality.    Our Aerial Services operations in any given location are heavily seasonal and depend on prevailing weather conditions. Our flight hours are substantially reduced in winter or monsoon seasons. The global deployment of our helicopters and crews helps to limit the effect of seasonality, but our Aerial Services operations tend to peak in June through October and to be at a low point in January through April.

    Stock-based Compensation.    Prior to the closing of this offering, we intend to adopt our 2012 Stock Incentive Plan and to commence granting equity awards thereunder. We expect increased operating expenses associated with stock-based compensation, which will be allocated and included primarily in general and administrative expenses and selling and marketing expenses. We expect substantially all of our stock-based compensation expense to be comprised of costs associated with restricted stock issued to employees. We will record the fair value of these equity-based awards and expense their cost ratably over related vesting periods, which we expect will generally be five years.

    We intend to issue            shares of restricted stock concurrently with the closing of this offering, including: (1)              shares of restricted stock to certain members of our management; (2) an estimated 17,500 shares of restricted stock to a broad base of our employees based on years of service with us; and (3) an estimated 7,500 shares of restricted stock to our independent directors to our senior management, employees and directors. The value of such shares of restricted stock will be the initial public offering price. Assuming issuance at a price of $            per share, the midpoint of the sale price range set forth on the cover of this prospectus, we would expect to recognize stock-based compensation expense of approximately $             million for the three months ending March 31, 2012 with an additional stock-based compensation expense of approximately $             million that will be recognized over the remaining vesting period of such restricted stock. In future periods, our stock-based compensation expense may increase materially if we issue additional stock-based awards to attract and retain employees.

Results of Operations

Nine Months Ended September 30, 2011 Compared to Nine Months Ended September 30, 2010

    The following table presents our consolidated operating results for the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010:

(Dollars in thousands)	Nine Months Ended September 30, 2010	% of Revenues	Nine Months Ended September 30, 2011	% of Revenues	Change	% Change
Net revenues:
Aerial Services	$82,358	88.5	$111,235	91.1	$28,877	35.1
Manufacturing / MRO	10,682	11.5	10,819	8.9	137	1.3

Total revenues	93,040	100.0	122,054	100.0	29,014	31.2
Cost of revenues:
Aerial Services	61,433	74.6	75,275	67.7	13,842	22.5
Manufacturing / MRO	6,047	56.6	8,394	77.6	2,347	38.8

Total cost of revenues	67,480	72.5	83,669	68.6	16,189	24.0

Gross profit
Aerial Services	20,925	25.4	35,960	32.3	15,035	71.9
Manufacturing / MRO	4,635	43.4	2,425	22.4	(2,210)	(47.7)

Total gross profit	25,560	27.5	38,385	31.4	12,825	50.2
Operating expenses:
General and administrative	9,717	10.4	9,534	7.8	(183)	(1.9)
Research and development	5,398	5.8	3,223	2.6	(2,175)	(40.3)
Selling and marketing	4,630	5.0	5,469	4.5	839	18.1

Total operating expenses	19,745	21.2	18,226	14.9	(1,519)	(7.7)

Income (loss) from operations	5,815	6.3	20,159	16.5	14,344	246.7
Other income (expense), net:
Interest expense, net	(3,391)	(3.6)	(6,556)	(5.4)	(3,165)	93.3
Loss on early extinguishment of debt	(2,265)	(2.4)	—	—	2,265	100.0
Other income (expense), net	5,507	5.9	890	0.7	(4,617)	(83.8)

Total other income (expense)	(149)	(0.2)	(5,666)	(4.6)	(5,517)	3702.7

Net income (loss) before income taxes and noncontrolling interest	5,666	6.1	14,493	11.9	8,827	155.8
Income tax expense (benefit)	3,360	3.6	6,596	5.4	3,236	96.3

Net income (loss)	2,306	2.5	7,897	6.5	5,591	242.5
Less: Net (income) loss related to noncontrolling interest	(322)	(0.3)	(603)	(0.5)	(281)	87.3

Net income (loss) attributable to Erickson Air-Crane Incorporated	1,984	2.1	7,294	6.0	5,310	267.6
Dividends on Series A redeemable preferred stock	5,818	6.3	6,729	5.5	911	15.7

Net income (loss) attributable to common stockholders	$(3,834)	(4.1)	$565	0.5	$4,399	(114.7)

Revenues

    Consolidated revenue increased by $29.0 million, or 31.2%, to $122.1 million in the 2011 period from $93.0 million in the 2010 period. The increase in revenues was attributable to a $28.9 million increase in Aerial Services revenues and a $0.1 million increase in Manufacturing / MRO revenues.

(Dollars in thousands)	Nine Months Ended September 30, 2010	% of Revenues	Nine Months Ended September 30, 2011	% of Revenues	Change	% Change
Net revenues:
Aerial Services	$82,358	88.5	$111,235	91.1	$28,877	35.1
Manufacturing / MRO	10,682	11.5	10,819	8.9	137	1.3

Total revenues	$93,040	100.0	$122,054	100.0	$29,014	31.2

    Aerial Services.    Aerial Services revenue increased by $28.9 million, or 35.1%, to $111.2 million in the 2011 period from $82.4 million in the 2010 period. Revenue flight hours for Aerial Services during the 2011 period increased 47.2% to 8,611 hours from 5,849 hours in the 2010 period.

    The following are our revenue and revenue flight hours by type of service for the nine months ended September 30, 2011 and 2010:

(Dollars in thousands)	Nine Months Ended September 30, 2010	Nine Months Ended September 30, 2011	Change	% Change
Aerial Services Revenue:
Firefighting	$44,973	$61,840	$16,867	37.5
Timber Harvesting	21,624	25,565	3,941	18.2
Infrastructure Construction	4,443	8,338	3,895	87.7
Crewing	11,318	15,492	4,174	36.9

Total Aerial Services revenue	$82,358	$111,235	$28,877	35.1

	Nine Months Ended September 30, 2010	Nine Months Ended September 30, 2011	Change	% Change
Aerial Services Revenue Flight Hours:
Firefighting	1,692	2,992	1,300	76.8
Timber Harvesting	3,015	3,671	656	21.8
Infrastructure Construction	268	624	356	132.8
Crewing	874	1,324	450	51.5

Total Aerial Services revenue flight hours	5,849	8,611	2,762	47.2

  •
  Firefighting revenue increased by $16.9 million, or 37.5%, to $61.8 million in the 2011 period from $45.0 million in the 2010 period. This increase was largely due to increases in firefighting revenues in North America of $14.8 million and in Australia of $3.2 million in the 2011 period compared to the 2010 period, partially offset by a $1.1 million decrease in firefighting revenues in Greece. In the 2011 period, both the United States and Canada experienced active fire seasons which resulted in higher demand for our services as compared to the 2010 period. In Australia the increase in revenues was primarily due to contract extensions.

  •
  Timber Harvesting revenue increased by $3.9 million, or 18.2%, to $25.6 million in the 2011 period from $21.6 million in the 2010 period. This increase was primarily due to revenues from a new Canadian customer in the 2011 period.

  •
  Infrastructure Construction revenue increased by $3.9 million, or 87.7%, to $8.3 million in the 2011 period from $4.4 million in the 2010 period. This increase was primarily due to longer duration jobs in North America, and new customers in South America and Asia.

  •
  Crewing revenue increased by $4.2 million, or 36.9%, to $15.5 million in the 2011 period from $11.3 million in the 2010 period. This increase was due to the mid-year 2010 start of the contract with a North American customer and to higher flight hours in Italy.

    Manufacturing / MRO.    Manufacturing / MRO revenue increased by $0.1 million to $10.8 million in the 2011 period from $10.7 million in the 2010 period.

Gross Profit

    Consolidated gross profit increased by $12.8 million, or 50.2%, to $38.4 million in the 2011 period from $25.6 million in the 2010 period. The increase was attributable to an increase in Aerial Services gross profit of $15.0 million, partially offset by a decrease in gross profit from Manufacturing / MRO of $2.2 million in the 2011 period.

(Dollars in thousands)	Nine Months Ended September 30, 2010	% of Related Revenues	Nine Months Ended September 30, 2011	% of Related Revenues	Change	% Change
Gross profit
Aerial Services	$20,925	25.4	$35,960	32.3	$15,035	71.9
Manufacturing / MRO	4,635	43.4	2,425	22.4	(2,210)	(47.7)

Total gross profit	$25,560	27.5	$38,385	31.4	$12,825	50.2

    Aerial Services.    Aerial Services gross profit increased by $15.0 million, or 71.9%, to $36.0 million in the 2011 period from $20.9 million in the 2010 period. Gross profit margin was 32.3% in the 2011 period compared to 25.4% in the 2010 period. The revenue increase of $28.9 million for the 2011 period compared to the 2010 period was the primary reason for the gross profit improvement; certain costs of Aerial Services revenues are fixed in nature, and the increase in flight hour revenues directly benefitted our operating margins and results, partially offset by costs associated with increased maintenance performed in the 2011 period.

    Manufacturing / MRO.    Manufacturing / MRO gross profit decreased by $2.2 million, or 47.7%, to $2.4 million in the 2011 period compared to $4.6 million in the 2010 period, primarily due to higher plant costs, including scrap and unabsorbed plant costs due to lower plant activity levels, and to higher warranty costs associated with an accessory failure on a customer's Aircrane.

Operating Expenses

(Dollars in thousands)	Nine Months Ended September 30, 2010	% of Revenues	Nine Months Ended September 30, 2011	% of Revenues	Change	% Change
Operating expenses:
General and administrative	$9,717	10.4	$9,534	7.8	$(183)	(1.9)
Research and development	5,398	5.8	3,223	2.6	(2,175)	(40.3)
Selling and marketing	4,630	5.0	5,469	4.5	839	18.1

Total operating expenses	19,745	21.2	18,226	14.9	(1,519)	(7.7)

Income (loss) from operations	$5,815	6.3	$20,159	16.5	$14,344	246.7

    Operating expenses, which include general and administrative, research and development, and selling and marketing, decreased by $1.5 million, or 7.7%, to $18.2 million in the 2011 period from $19.7 million in the 2010 period. The change was primarily due to a decrease in research and development expenses resulting from the completion of a major project during 2010, partially offset by investment in our sales and marketing functions, including the addition of key personnel.

Other Income (Expense), Net

(Dollars in thousands)	Nine Months Ended September 30, 2010	% of Revenues	Nine Months Ended September 30, 2011	% of Revenues	Change	% Change
Other income (expense), net:
Interest expense, net	$(3,391)	(3.6)	$(6,556)	(5.4)	$(3,165)	93.3
Loss on early extinguishment of debt	(2,265)	(2.4)	—	—	2,265	100.0
Other income (expense), net	5,507	5.9	890	0.7	(4,617)	(83.8)

Total other income (expense), net	$(149)	(0.2)	$(5,666)	(4.6)	$(5,517)	3,702.7

    Total other income (expense), net decreased by $5.5 million to $5.7 million of expense in the 2011 period from $0.1 million of expense in the 2010 period. Interest expense, net increased by $3.2 million, to $6.6 million in the 2011 period, from $3.4 million in the 2010 period, due to an increase in the effective interest rates on borrowings and an increase in our average outstanding borrowings. Loss on early extinguishment of debt included a $1.8 million write-off of debt issuance costs and early debt termination fees of $0.5 million in the 2010 period associated with signing our new Credit Agreement on June 30, 2010.

(In thousands)	Nine Months Ended September 30, 2010	Nine Months Ended September 30, 2011	Change
Other income (expense), net:
Gain on involuntary conversions	$6,285	$—	$(6,285)
Unrealized foreign exchange gain (loss)	(82)	1,461	1,543
Realized foreign exchange gain (loss)	(76)	(403)	(327)
Gain (loss) on disposal of equipment	6	5	(1)
Amortization of debt issuance costs	(546)	(553)	(7)
Interest expense related to tax contingencies	(371)	(270)	101
Other income (expense), net	291	650	359

Other income (expense), net	$5,507	$890	$(4,617)

    Other income (expense), net decreased by $4.6 million, or 83.8%, to $0.9 million of income in the 2011 period from $5.5 million of income in the 2010 period. Other income (expense), net included a net gain of $6.3 million, after accounting for insurance proceeds, in the 2010 period associated with an aircraft accident; and a foreign exchange net gain of $1.1 million in the 2011 period compared to a foreign exchange net loss of $0.2 million in the 2010 period.

Income Tax Expense (Benefit)

(Dollars in thousands)	Nine Months Ended September 30, 2010	% of Revenues	Nine Months Ended September 30, 2011	% of Revenues	Change	% Change
Net income (loss) before income taxes and noncontrolling interest	$5,666	6.1	$14,493	11.9	$8,827	155.8
Income tax expense (benefit)	3,360	3.6	6,596	5.4	3,236	96.3

Net income (loss)	$2,306	2.5	$7,897	6.5	$5,591	242.5

    Income tax expense increased by $3.2 million, or 96.3% to $6.6 million in the 2011 period from $3.4 million in the 2010 period, primarily due to the increase in net income before taxes and noncontrolling interest. The effective tax rate in the 2011 period was 45.5% compared to 59.3% in the 2010 period, primarily due to a decrease in the 2011 period of foreign tax, as a percentage of taxable income.

Net Income (Loss) Attributable to Erickson Air-Crane Incorporated

(Dollars in thousands)	Nine Months Ended September 30, 2010	% of Revenues	Nine Months Ended September 30, 2011	% of Revenues	Change	% Change
Net income (loss)	$2,306	2.5	$7,897	6.5	$5,591	242.5
Less: Net (income) loss related to noncontrolling interest	(322)	(0.3)	(603)	(0.5)	(281)	87.3

Net income (loss) attributable to Erickson Air-Crane Incorporated	1,984	2.1	7,294	6.0	5,310	267.6
Dividends on series A redeemable preferred stock	5,818	6.3	6,729	5.5	911	15.7

Net income (loss) attributable to common stockholders	$(3,834)	(4.1)	$565	0.5	$4,399	(114.7)

    Net income (loss) attributable to Erickson Air-Crane Incorporated increased by $5.3 million, or 267.6%, to $7.3 million in the 2011 period from $2.0 million in the 2010 period, primarily due to the changes in revenues and expenses discussed above. Net income (loss) attributable to common stockholders increased by $4.4 million, or 114.7%, to an income of $0.6 million in the 2011 period from a loss of $3.8 million in the 2010 period after accounting for accrued dividends on our Series A Redeemable Preferred Stock.

2010 Compared to 2009

    The following table presents our consolidated operating results for the year ended December 31, 2010 compared to the year ended December 31, 2009:

(Dollars in thousands)	Year Ended December 31, 2009	% of Revenues	Year Ended December 31, 2010	% of Revenues	Change	% Change
Net revenues:
Aerial Services	$113,603	75.9	$105,747	89.4	$(7,856)	(6.9)
Manufacturing / MRO	36,019	24.1	12,493	10.6	(23,526)	(65.3)

Total revenues	149,622	100.0	118,240	100.0	(31,382)	(21.0)
Cost of revenues:
Aerial Services	76,855	67.7	81,353	76.9	4,498	5.9
Manufacturing / MRO	21,272	59.1	7,651	61.2	(13,621)	(64.0)

Total cost of revenues	98,127	65.6	89,004	75.3	(9,123)	(9.3)

Gross profit
Aerial Services	36,748	32.3	24,395	23.1	(12,353)	(33.6)
Manufacturing / MRO	14,747	40.9	4,841	38.7	(9,906)	(67.2)

Total gross profit	51,495	34.4	29,236	24.7	(22,259)	(43.2)
Operating expenses:
General and administrative	14,877	9.9	14,105	11.9	(772)	(5.2)
Research and development	6,889	4.6	6,400	5.4	(489)	(7.1)
Selling and marketing	5,115	3.4	6,987	5.9	1,872	36.6

Total operating expenses	26,881	18.0	27,492	22.3	611	2.3

Income (loss) from operations	24,614	16.5	1,744	1.5	(22,870)	(92.9)
Other income (expense), net:
Interest expense, net	(6,006)	(4.0)	(4,865)	(4.1)	1,141	(19.0)
Loss on early extinguishment of debt	—	—	(2,265)	(1.9)	(2,265)	(100.0)
Other income (expense), net	(987)	(0.7)	(6,193)	(5.2)	(5,206)	527.5

Total other income (expense)	(6,993)	(4.7)	(13,323)	(11.3)	(6,330)	90.5

Net income (loss) before income taxes and noncontrolling interest	17,621	11.8	(11,579)	(9.8)	(29,200)	(165.7)
Income tax expense (benefit)	5,330	3.6	(3,544)	(3.0)	(8,874)	(166.5)

Net income (loss)	12,291	8.2	(8,035)	(6.8)	(20,326)	(165.4)
Less: Net (income) loss related to noncontrolling interest	(239)	(0.2)	(216)	(0.2)	(23)	(9.6)

Net income (loss) attributable to Erickson Air-Crane Incorporated	12,052	8.1	(8,251)	(7.0)	(20,303)	(168.5)
Dividends on Series A redeemable preferred stock	6,806	4.5	7,925	6.7	1,119	16.4

Net income (loss) attributable to common stockholders	$5,246	3.5	$(16,176)	(13.7)	$(21,422)	(408.3)

Revenues

    Consolidated revenue decreased by $31.4 million, or 21.0%, to $118.2 million in 2010 from $149.6 million in 2009. The decrease in revenues was attributable to a $7.9 million decrease in Aerial Services revenues and a $23.5 million decrease in Manufacturing / MRO revenues.

(Dollars in thousands)	Year Ended December 31, 2009	% of Revenues	Year Ended December 31, 2010	% of Revenues	Change	% Change
Net revenues:
Aerial Services	$113,603	75.9	$105,747	89.4	$(7,856)	(6.9)
Manufacturing / MRO	36,019	24.1	12,493	10.6	(23,526)	(65.3)

Total revenues	$149,622	100.0	$118,240	100.0	$(31,382)	(21.0)

    Aerial Services.    Aerial Services revenue decreased by $7.9 million, or 6.9%, to $105.7 million in 2010 from $113.6 million in 2009. Revenue flight hours for Aerial Services during 2010 decreased 10.8% to 7,252 hours from 8,132 hours in 2009.

    The following are our revenue and revenue flight hours by type of service for the year ended December 31, 2010 and 2009:

(Dollars in thousands)	Year Ended December 31, 2009	Year Ended December 31, 2010	Change	% Change
Aerial Services Revenue:
Firefighting	$74,802	$54,749	$(20,053)	(26.8)
Timber Harvesting	23,624	29,694	6,070	25.7
Infrastructure Construction	7,494	5,743	(1,751)	(23.4)
Crewing	7,683	15,561	7,878	102.5

Total Aerial Services revenue	$113,603	$105,747	$(7,856)	(6.9)

	Year Ended December 31, 2009	Year Ended December 31, 2010	Change	% Change
Aerial Services Revenue Flight Hours:
Firefighting	3,332	1,803	(1,529)	(45.9)
Timber Harvesting	3,611	4,137	526	14.6
Infrastructure Construction	406	342	(64)	(15.8)
Crewing	783	970	187	23.9

Total Aerial Services revenue flight hours	8,132	7,252	(880)	(10.8)

  •
  Firefighting revenue decreased by $20.1 million, or 26.8%, to $54.8 million in 2010 from $74.8 million in 2009. This decrease was primarily due to a contract restructuring with a European customer in 2009, in which we transitioned services from firefighting to crewing and CPH services, resulting in a decrease of approximately $9.9 million in firefighting revenues and an increase of approximately $8.9 million in crewing and CPH services in 2010 compared to 2009. This was coupled with decreases in firefighting revenues in Canada of $4.7 million, in Australia of $4.9 million and in Greece of $2.7 million in 2010 compared to 2009 partially offset by a $2.1 million increase in firefighting revenues in the United States. In 2009, both Canada and Australia experienced active fire seasons which resulted in relatively higher demand for our services. In the United States, an additional Aircrane was added to our U.S. Forest Service contract, resulting in increased revenues of $2.0 million in 2010.

  •
  Timber Harvesting revenue increased by $6.1 million, or 25.7%, to $29.7 million in 2010 from $23.6 million in 2009. This increase was primarily due to revenues from a full year of sales with a Malaysian customer in 2010 as compared to 2009.

  •
  Infrastructure Construction revenue decreased by $1.8 million, or 23.4%, to $5.7 million in 2010 from $7.5 million in 2009, primarily due to shorter-duration jobs and lower construction hours flown in 2010 compared to 2009.

  •
  Crewing revenue increased by $7.9 million, or 102.5%, to $15.6 million in 2010 from $7.7 million in 2009. The increase was primarily due to a contract restructuring with a significant European customer, resulting in an increase in crewing services and a decrease in firefighting services with this customer; as part of the contract restructuring, flight hours on this European customer's Aircranes, which were reported as Crewing flight hours before the restructuring, are reported as CPH flight hours in Manufacturing / MRO after the restructuring. Additionally, during 2010 we began crewing for the customer we sold and delivered an aircraft to in 2009.

    Manufacturing / MRO.    Manufacturing / MRO revenue decreased by $23.5 million to $12.5 million in 2010 from $36.0 million in 2009. The decrease in revenue was primarily the result of not having an aircraft sale in 2010 and having one aircraft sale in 2009, which was partially offset by an increase in CPH for 2010 as compared to 2009, primarily due to the restructuring of a contract with a European customer as discussed above.

Gross Profit

    Consolidated gross profit decreased by $22.3 million, or 43.2%, to $29.2 million in 2010 from $51.5 million in 2009. The decrease was attributable to a decrease in Aerial Services gross profit of $12.4 million and a decrease in gross profit from Manufacturing / MRO of $9.9 million in 2010 compared to 2009.

(Dollars in thousands)	Year Ended December 31, 2009	% of Related Revenues	Year Ended December 31, 2010	% of Related Revenues	Change	% Change
Gross profit
Aerial Services	$36,748	32.3	$24,395	23.1	$(12,353)	(33.6)
Manufacturing / MRO	14,747	40.9	4,841	38.7	(9,906)	(67.2)

Total gross profit	$51,495	34.4	$29,236	24.7	$(22,259)	(43.2)

    Aerial Services.    Aerial Services gross profit decreased by $12.4 million, or 33.6%, to $24.4 million in 2010 from $36.7 million in 2009. Gross profit margin was 23.1% in 2010 compared to 32.3% in 2009. The lower gross profit margin primarily resulted from (1) a change in the mix of our revenues from firefighting to timber harvesting and crewing, (2) increased insurance premiums after an aircraft accident in June 2010, (3) the $7.9 million revenue decrease in 2010 compared to 2009, and (4) the effects of our fixed costs related to Aerial Services spread across lower flight hour revenues in 2010 compared to 2009.

    Manufacturing / MRO.    Manufacturing / MRO gross profit decreased by $9.9 million, or 67.2%, to $4.8 million in 2010 compared to $14.7 million in 2009, primarily due to the decreased revenues. Gross profit margin was 38.7% in 2010 compared to 40.9% in 2009.

Operating Expenses

(Dollars in thousands)	Year Ended December 31, 2009	% of Revenues	Year Ended December 31, 2010	% of Revenues	Change	% Change
Operating expenses:
General and administrative	$14,877	9.9	$14,105	11.9	$(772)	(5.2)
Research and development	6,889	4.6	6,400	5.4	(489)	(7.1)
Selling and marketing	5,115	3.4	6,987	5.9	1,872	36.6

Total operating expenses	$26,881	18.0	$27,492	23.3	$611	2.3

Income (loss) from operations	$24,614	16.5	$1,744	1.5	$(22,870)	(92.9)

    Operating expenses, which include general and administrative, research and development, and selling and marketing, increased by $0.6 million, or 2.3%, to $27.5 million in 2010 from $26.9 million in 2009. The change was primarily due to a greater investment in our sales and marketing functions in 2010 compared to 2009, including the addition of key personnel, coupled with an increase in our allowance for bad debts and legal fees, partially offset by reductions in incentive based compensation and research and development spending.

Other Income (Expense), Net

(Dollars in thousands)	Year Ended December 31, 2009	% of Revenues	Year Ended December 31, 2010	% of Revenues	Change	% Change
Other income (expense), net:
Interest expense, net	$(6,006)	(4.0)	$(4,865)	(4.1)	$1,141	(19.0)
Loss on early extinguishment of debt	—	—	(2,265)	(1.9)	(2,265)	(100.0)
Other income (expense), net	(987)	(0.7)	(6,193)	(5.2)	(5,206)	527.5

Total other income (expenses), net	$(6,993)	(4.7)	$(13,323)	(11.3)	$(6,330)	90.5

    Total other income (expense), net increased by $6.3 million, or 90.5%, to $13.3 million of expense in 2010 from $7.0 million of expense in 2009. Interest expense, net decreased by $1.1 million, to $4.9 million in 2010, from $6.0 million in 2009, due to a decrease in the effective interest rates on borrowings and finance charges related to contract advance payments we received in 2009. Loss on early extinguishment of debt includes a $1.8 million write-off of debt issuance costs and early termination fees of $0.5 million in

2010 due to the signing of the Credit Agreement on June 30, 2010. Other income (expense), net is presented composed of the following items for 2009 and 2010:

(In thousands)	Year Ended December 31, 2009	Year Ended December 31, 2010	Change
Other income (expense), net:
Litigation settlement	$—	$(10,000)	$(10,000)
Gain on involuntary conversions	—	6,285	6,285
Unrealized foreign exchange gain (loss)	(992)	(905)	87
Realized foreign exchange gain (loss)	371	34	(337)
Gain (loss) on disposal of equipment	349	(83)	(432)
Amortization of debt issuance costs	(975)	(703)	272
Interest expense related to tax contingencies	(500)	(495)	5
Other income (expense), net	760	(326)	(1,086)

Other income (expense), net	$(987)	$(6,193)	$(5,206)

    Other income (expense), net in 2010 included our $10.0 million litigation settlement with Evergreen Helicopters, Inc., partially offset by a net gain of $6.3 million, after accounting for insurance proceeds, associated with an aircraft accident; and foreign exchange gains and (losses) of a net loss of $0.9 million in 2010 compared to a net loss of $0.6 million in 2009.

Income Tax Expense (Benefit)

(Dollars in thousands)	Year Ended December 31, 2009	% of Revenues	Year Ended December 31, 2010	% of Revenues	Change	% Change
Net income (loss) before income taxes and noncontrolling interest	$17,621	11.8	$(11,579)	(9.8)	$(29,200)	(165.7)
Income tax expense (benefit)	5,330	3.6	(3,544)	(3.0)	(8,874)	(166.5)

Net income (loss)	$12,291	8.2	$(8,035)	(6.8)	$(20,326)	(165.4)

    Income tax expense (benefit) decreased by $8.9 million to a benefit of $3.5 million in 2010 from an expense of $5.3 million in 2009, primarily due to the decrease in net income (loss) before taxes. The effective tax rate in 2010 was 30.6% compared to 30.3% in 2009.

Net Income (Loss) Attributable to Erickson Air-Crane Incorporated

(Dollars in thousands)	Year Ended December 31, 2009	% of Revenues	Year Ended December 31, 2010	% of Revenues	Change	% Change
Net income (loss)	$12,291	8.2	$(8,035)	(6.8)	$(20,326)	(165.4)
Less: Net (income) loss related to noncontrolling interest	(239)	(0.2)	(216)	(0.2)	(23)	(9.6)

Net income (loss) attributable to Erickson Air-Crane Incorporated	12,052	8.1	(8,251)	(7.0)	(20,303)	(168.5)
Dividends on series A redeemable preferred stock	6,806	4.5	7,925	6.7	1,119	16.4

Net income (loss) attributable to common stockholders	$5,246	3.5	$(16,176)	(13.7)	$(21,422)	(408.3)

    Net income (loss) attributable to Erickson Air-Crane Incorporated decreased by $20.3 million to a loss of $8.3 million in 2010 from an income of $12.1 million in 2009, primarily due to the changes in revenues and expenses discussed above. Net income (loss) attributable to common stockholders decreased by $21.4 million to a loss of $16.2 million in 2010 from an income of $5.2 million in 2009 after accounting for accrued dividends on our Series A Redeemable Preferred Stock.

2009 Compared to 2008

    The following table presents our consolidated operating results for 2009 compared to 2008:

(Dollars in thousands)	Year Ended December 31, 2008	% of Revenues	Year Ended December 31, 2009	% of Revenues	Change	% Change
Net revenues:
Aerial Services	$136,548	96.2	$113,603	75.9	$(22,945)	(16.8)
Manufacturing / MRO	5,376	3.8	36,019	24.1	30,643	570.0

Total revenues	141,924	100.0	149,622	100.0	7,698	5.4
Cost of revenues:
Aerial Services	96,750	70.9	76,855	67.7	(19,895)	(20.6)
Manufacturing / MRO	5,019	93.4	21,272	59.1	16,253	323.8

Total cost of revenues	101,769	71.7	98,127	65.6	(3,642)	(3.6)

Gross profit
Aerial Services	39,798	29.1	36,748	32.3	(3,050)	(7.7)

Manufacturing / MRO	357	6.6	14,747	40.9	14,390	4,030.8

Total gross profit	40,155	28.3	51,495	34.4	11,340	28.2
Operating expenses:
General and administrative	14,010	9.9	14,877	9.9	867	6.2
Research and development	7,024	4.9	6,889	4.6	(135)	(1.9)
Selling and marketing	1,984	1.4	5,115	3.4	3,131	157.8

Total operating expenses	23,018	16.2	26,881	18.0	3,863	16.8

Income from operations	17,137	12.1	24,614	16.5	7,477	43.6

Other income (expense), net:
Interest income	305	0.2	157	0.1	(148)	(48.5)
Interest expense	(7,070)	(5.0)	(6,163)	(4.1)	907	(12.8)
Other income (expense), net	5,962	4.2	(987)	(0.7)	(6,949)	(116.6)

Total other income (expense)	(803)	(0.6)	(6,993)	(4.7)	(6,190)	770.9

Net income (loss) before income taxes and noncontrolling interest	16,334	11.5	17,621	11.8	1,287	7.9
Income tax expense (benefit)	6,000	4.2	5,330	3.6	(670)	(11.2)

Net income (loss)	10,334	7.3	12,291	8.2	1,957	18.9
Less: Net (income) loss related to noncontrolling interest	(230)	(0.2)	(239)	(0.2)	(9)	3.9

Net income (loss) attributable to Erickson Air-Crane Incorporated	10,104	7.1	12,052	8.1	1,948	19.3
Dividends on Series A redeemable preferred stock	5,877	4.1	6,806	4.5	929	15.8

Net income (loss) attributable to common stockholders	$4,227	3.0	$5,246	3.5	$1,019	24.1

Revenues

    Consolidated revenue increased by $7.7 million, or 5.4%, to $149.6 million in 2009 from $141.9 million in 2008.

(Dollars in thousands)	Year Ended December 31, 2008	% of Revenues	Year Ended December 31, 2009	% of Revenues	Change	% Change
Net revenues:
Aerial Services	$136,548	96.2	$113,603	75.9	$(22,945)	(16.8)
Manufacturing / MRO	5,376	3.8	36,019	24.1	30,643	570.0

Total revenues	$141,924	100.0	$149,622	100.0	$7,698	5.4

    Aerial Services revenue decreased by $22.9 million, or 16.8%, to $113.6 million in 2009 from $136.5 million in 2008. Revenue flight hours for Aerial Services during 2009 decreased 15.1% to 8,132 from 9,583 in 2008.

    The following are our revenue and revenue flight hours by type of service for the years ended December 31, 2009 and 2008:

(Dollars in thousands)	Year Ended December 31, 2008	Year Ended December 31, 2009	Change	% Change
Aerial Services Revenue:
Firefighting	$82,454	$74,802	$(7,652)	(9.3)
Timber Harvesting	40,233	23,624	(16,609)	(41.3)
Infrastructure Construction	8,493	7,494	(999)	(11.8)
Crewing	5,368	7,683	2,315	43.1

Total Aerial Services revenue	$136,548	$113,603	$(22,945)	(16.8)

	Year Ended December 31, 2008	Year Ended December 31, 2009	Change	% Change
Aerial Services Revenue Flight Hours:
Firefighting	3,309	3,332	23	0.7
Timber Harvesting	5,260	3,611	(1,649)	(31.3)
Infrastructure Construction	549	406	(143)	(26.0)
Crewing	465	783	318	68.4

Total Aerial Services revenue flight hours	9,583	8,132	(1,451)	(15.1)

  •
  Firefighting revenue decreased by $7.7 million, or 9.3%, to $74.8 million in 2009 from $82.5 million in 2008. This decrease was primarily due to the expiration and renegotiation of a multi-year European firefighting contract, which resulted in delayed contract start dates in 2009. As part of the renegotiation, this contract was transitioned in part from an Aerial Services contract to a Manufacturing / MRO contract, which also impacted the firefighting revenues in this period. Firefighting in both Canada and Australia experienced active fire seasons, which partially offset a decrease in European firefighting.

  •
  Timber Harvesting revenue decreased by $16.6 million, or 41.3%, to $23.6 million in 2009 from $40.2 million in 2008. This decrease was primarily due to a worldwide timber harvesting decline and global economic downturn.

  •
  Infrastructure Construction revenue decreased by $1.0 million, or 11.8%, to $7.5 million in 2009 from $8.5 million in 2008. This decrease was primarily due to the global economic downturn.

  •
  Crewing revenue increased by $2.3 million, or 43.1%, to $7.7 million in 2009 from $5.4 million in 2008. The increase was due to the shift in the contract structure with a significant European customer.

    Manufacturing / MRO.    Manufacturing / MRO revenue increased by $30.6 million to $36.0 million in 2009 from $5.4 million in 2008. The sale of an aircraft contributed the majority of the increase. Additionally, as described above, our CPH business increased due to a partial transition from an Aerial Services contract to a Manufacturing / MRO contract with a significant European customer.

Gross Profit

    Consolidated gross profit increased by $11.3 million, or 28.2%, to $51.5 million in 2009 from $40.2 million in 2008.

(Dollars in thousands)	Year Ended December 31, 2008	% of Related Revenues	Year Ended December 31, 2009	% of Related Revenues	Change	% Change
Gross profit
Aerial Services	$39,798	29.1	$36,748	32.3	$(3,050)	(7.7)
Manufacturing / MRO	357	6.6	14,747	40.9	14,390	4,030.8

Total gross profit	$40,155	28.3	$51,495	34.4	$11,340	28.2

    Aerial Services.    Aerial Services gross profit decreased by $3.1 million, or 7.7%, to $36.7 million in 2009 from $39.8 million in 2008. Gross profit margin was 32.3% in 2009 compared to 29.1% in 2008. The revenue decrease of $22.9 million from 2008 to 2009 was the primary driver of the gross profit decline. The decrease in gross profit resulting from the revenue decline was partially offset by improved margins on our firefighting and timber harvesting contracts due to favorable pricing and contract terms, and lower costs due to spending controls implemented in 2009. Also offsetting the revenue decrease impact was lower overall spending to align with the change in revenues.

    Manufacturing / MRO.    Manufacturing / MRO gross profit increased by $14.4 million to $14.7 million in 2009 from $0.4 million in 2008. Gross profit margin was 40.9% in 2009 compared to 6.6% in 2008. The increase was primarily due to the sale of an aircraft, the addition of a CPH contract, and improved plant efficiencies.

Operating Expenses

(Dollars in thousands)	Year Ended December 31, 2008	% of Revenues	Year Ended December 31, 2009	% of Revenues	Change	% Change
Operating expenses:
General and administrative	$14,010	9.9	$14,877	9.9	$867	6.2
Research and development	7,024	4.9	6,889	4.6	(135)	(1.9)
Selling and marketing	1,984	1.4	5,115	3.4	3,131	157.8

Total operating expenses	23,018	16.2	26,881	18.0	3,863	16.8

Income from operations	$17,137	12.1	$24,614	16.5	$7,477	43.6

    Operating expenses, which include general and administrative, research and development, and selling and marketing increased by $3.9 million, or 16.8%, to $26.9 million in 2009 from $23.0 million in 2008. The increase was primarily due to an overall investment in our sales and marketing and finance functions, including the addition of key personnel.

Other Income (Expense), Net

(Dollars in thousands)	Year Ended December 31, 2008	% of Revenues	Year Ended December 31, 2009	% of Revenues	Change	% Change
Other income (expense), net:
Interest income	$305	0.2	$157	0.1	$(148)	(48.5)
Interest expense	(7,070)	(5.0)	(6,163)	(4.1)	907	(12.8)
Other income (expense), net	5,962	4.2	(987)	(0.7)	(6,949)	(116.6)

Total other income (expense)	(803)	(0.6)	(6,993)	(4.7)	(6,190)	770.9

Net income (loss) before income taxes and noncontrolling interest	$16,334	11.5	$17,621	11.8	$1,287	7.9

    Other income (expense), net increased by $6.2 million to $7.0 million of expense in 2009 from $0.8 million of expense in 2008. Interest expense decreased by $0.9 million to $6.2 million in 2009 from $7.1 million in 2008. Other income (expense), net is comprised of the following for 2009 and 2008:

(In thousands)	Year Ended December 31, 2008	Year Ended December 31, 2009	Change
Other income (expense), net:
Gain on involuntary conversions	$4,342	$—	$(4,342)
Unrealized foreign exchange gain (loss)	1,071	(992)	(2,063)
Realized foreign exchange gain (loss)	—	371	371
Gain (loss) on disposal of equipment	257	349	92
Amortization of debt issuance costs	(805)	(975)	(170)
Accrued interest related to tax contingencies	(680)	(500)	180
Other income (expense), net	1,777	760	(1,017)

Total other income (expense), net	$5,962	$(987)	$(6,949)

    Other income (expense), net includes amortization of debt issuance costs of $0.8 million in 2008 and $1.0 million in 2009, interest expense of $0.7 million in 2008 and $0.5 million in 2009 related to amounts accrued for tax uncertainties, interest related to tax contingencies, and foreign exchange gains and losses. In 2008, these items were offset by a $4.3 million net gain from an involuntary conversion related to an aircraft accident in Italy and unrealized foreign gains on foreign exchange contracts of $1.1 million due to the strengthening of the Euro.

Income Tax Expense

(Dollars in thousands)	Year Ended December 31, 2008	% of Revenues	Year Ended December 31, 2009	% of Revenues	Change	% Change
Net income (loss) before income taxes and noncontrolling interest	$16,334	11.5	$17,621	11.8	$1,287	7.9
Income tax expense (benefit)	6,000	4.2	5,330	3.6	(670)	(11.2)

Net income (loss)	$10,334	7.3	$12,291	8.2	$1,957	18.9

    Income tax expense decreased by $0.7 million, or 11.2%, to $5.3 million in 2009 from $6.0 million in 2008. The effective tax rate in 2009 was 30.3% compared to 36.7% in 2008.

Net Income Attributable to Erickson Air-Crane Incorporated

(Dollars in thousands)	Year Ended December 31, 2008	% of Revenues	Year Ended December 31, 2009	% of Revenues	Change	% Change
Net (income) loss related to noncontrolling interest	$(230)	(0.2)	$(239)	(0.2)	$(9)	3.9

Net income (loss) attributable to Erickson Air-Crane Incorporated	$10,104	7.1	$12,052	8.1	$1,948	19.3
Dividends on series A redeemable preferred stock	5,877	4.1	6,806	4.5	929	15.8

Net income (loss) attributable to common stockholders	$4,227	3.0	$5,246	3.5	$1,019	24.1

    Net income attributable to Erickson Air-Crane Incorporated increased by $1.9 million, or 19.3%, to $12.1 million in 2009 from $10.1 million in 2008. Net income (loss) attributable to common stockholders increased by $1.0 million, or 24.1%, to $5.2 million in 2009 from $4.2 million in 2008 after accounting for accrued dividends on our Series A Redeemable Preferred Stock.

Liquidity and Capital Resources

    We believe that our cash flows from operations, together with cash on hand and the availability of our credit facilities, provide us with the ability to fund our operations, make planned capital expenditures, and make scheduled debt service payments for at least the next 12 months. However, such cash flows are dependent upon our future operating performance, which, in turn, is subject to prevailing economic conditions and to financial, business, and other factors, including the conditions of our markets, some of which are beyond our control. Specifically, we have a concentration of large customers, several of which are U.S. and foreign government agencies or entities, and our cash flows depend on being able to collect our receivables from them. See "Risk Factors—We depend on a small number of large customers for a significant portion of our revenues." If, in the future, we cannot generate sufficient cash from operations to meet our debt service obligations, we will need to refinance such debt obligations, obtain additional financing, or sell assets. We cannot assure you that our business will generate cash from operations, or that we will be able to obtain financing from other sources, sufficient to satisfy our debt service or other requirements.

Nine Months Ended September 30, 2011 Compared to Nine Months Ended September 30, 2010

    The following chart is a condensed presentation of our statement of cash flows for the nine months ended September 30, 2011 and 2010 (in thousands):

	Nine Months Ended September 30, 2010	Nine Months Ended September 30, 2011	Change
Net cash provided by (used in) operating activities	$(6,982)	$(14,416)	$(7,434)
Net cash provided by (used in) investing activities	(3,125)	(12,105)	(8,980)
Net cash provided by (used in) financing activities	6,291	28,216	21,925
Foreign-currency effect on cash and cash equivalents	2,042	(567)	(2,609)

Net increase (decrease) in cash and cash equivalents	(1,774)	1,128	2,902
Cash and cash equivalents at beginning of period	3,536	1,928	(1,608)

Cash and cash equivalents at the end of period	$1,762	$3,056	$1,294

Sources and Uses of Cash

    At September 30, 2011, we had cash and cash equivalents of $3.1 million compared to $1.9 million at December 31, 2010. At September 30, 2011, we had restricted cash of $5.4 million compared to $4.3 million at December 31, 2010. Our cash and cash equivalents are intended to be used for working capital, capital expenditures, and debt repayments. Our restricted cash includes cash to secure certain performance and bid bonds on certain contracts.

    Net cash provided by (used in) operating activities.    For the nine months ended September 30, 2011, net cash provided by operating activities before the change in operating assets and liabilities was $21.5 million, which includes net income of $7.9 million and non-cash adjustments reconciling net income to net cash provided by operating activities of $13.6 million (depreciation of $5.6 million and amortization of debt issuance costs of $0.6 million coupled with an increase in deferred income taxes of $7.4 million). The change in operating assets and liabilities was a $35.9 million use consisting of the following: a $22.2 million increase in Aircranes and support parts (primarily attributable to the in-process build of aircraft), a $2.6 million increase in prepaid expenses and other assets, a $7.1 million increase in accounts receivable (primarily attributable to a receivable related to our Greece contract), a $2.8 million decrease in other long-term liabilities, a $1.6 million decrease in accrued and other current liabilities, and a $0.1 million decrease in income taxes payable, partially offset by a $0.5 million increase in accounts payable.

    For the nine months ended September 30, 2010, net cash provided by operating activities before the change in operating assets and liabilities was $4.6 million, which includes net income of $2.3 million and non-cash adjustments reconciling net income to net cash used in operating activities of $2.3 million (depreciation of $3.5 million, amortization and write-off of debt issuance costs of $2.3 million, and an increase in deferred income taxes of $2.8 million, partially offset by a gain on involuntary conversion related to an aircraft accident of $6.3 million after accounting for insurance proceeds). The change in operating assets and liabilities was an $11.6 million use consisting of the following: a $25.0 million increase in Aircranes and support parts (primarily attributable to the in-process build of aircraft), a $4.2 million increase in prepaid expenses and other assets, and a $1.7 million decrease in income taxes payable, partially offset by a $9.3 million decrease in accounts receivable (primarily attributable to the collection of a receivable of our 2009 aircraft sale), an $8.1 million increase in other long-term liabilities (primarily attributable to a customer prepayment under a CPH contract), a $1.2 million increase in accrued and other current liabilities, and $0.7 million increase in accounts payable.

    Net cash provided by (used in) investing activities.    Net cash used in investing activities was $12.1 million for the nine months ended September 30, 2011 compared to net cash used in investing activities of

$3.1 million for the nine months ended September 30, 2010. In the nine months ended September 30, 2011, we used net cash of $10.4 million for heavy maintenance on our fleet, implementing a new enterprise resource planning system ("ERP") system, as well as routine capital expenditures. In the nine months ended September 30, 2010, we used net cash of $3.6 million for routine capital expenditures.

    Net cash provided by (used in) financing activities.    Net cash provided by financing activities was $28.2 million for the nine months ended September 30, 2011 compared to $6.3 million for the nine months ended September 30, 2010. In the nine months ended September 30, 2011, net cash provided by financing activities of $29.0 million was from net borrowings of long-term debt and we used cash of $0.8 million for debt issuance costs related to our credit facility refinancing. In the nine months ended September 30, 2010, net cash provided by financing activities of $7.7 million was from net borrowings of long-term debt and we used cash of $1.4 million for debt issuance costs related to our credit facility refinancing.

2010 Compared to 2009

    The following chart is a condensed presentation of our statement of cash flows for the years ended December 31, 2010 and 2009 (in thousands):

	Year Ended December 31, 2009	Year Ended December 31, 2010	Change
Net cash provided by (used in) operating activities	$9,900	$(8,430)	$(18,330)
Net cash provided by (used in) investing activities	(2,667)	(5,017)	(2,350)
Net cash provided by (used in) financing activities	(5,662)	11,057	16,719
Foreign-currency effect on cash and cash equivalents	(338)	782	1,120

Net increase (decrease) in cash and cash equivalents	1,233	(1,608)	(2,841)
Cash and cash equivalents at beginning of period	2,303	3,536	1,233

Cash and cash equivalents at the end of period	$3,536	$1,928	$(1,608)

Sources and Uses of Cash

    At December 31, 2010, cash and cash equivalents was $1.9 million compared to $3.5 million at December 31, 2009. At December 31, 2010, we had restricted cash of $4.3 million compared to $5.0 million at December 31, 2009.

    Net cash provided by (used in) operating activities.    For the year ended December 31, 2010, net cash used in operating activities before the change in operating assets and liabilities was $10.5 million, which includes a net loss of $8.0 million and non-cash adjustments reconciling net income to net cash used in operating activities of $2.5 million (gain on involuntary conversion related to an aircraft accident of $6.3 million after accounting for insurance proceeds, coupled with a net decrease in deferred income taxes of $3.5 million, partially offset by depreciation of $4.7 million, and amortization and write-off of debt issuance costs of $2.5 million). The change in operating assets and liabilities was a $2.1 million source consisting of the following: a $15.2 million decrease in accounts receivable (primarily attributable to the collection of a receivable of our 2009 aircraft sale), a $8.4 million increase in other long-term liabilities (primarily attributable to a customer prepayment under a CPH contract), a $11.1 million increase in accrued warranty and other current liabilities (primarily attributable to the accrual of a legal settlement), and a $0.8 million increase in accounts payable, partially offset by a $26.7 million increase in Aircranes and support parts (primarily attributable to the in-process build of aircraft for sale), a $4.2 million increase in prepaid expenses and other assets, and a $2.5 million decrease in income taxes payable.

    For the year ended December 31, 2009, net cash provided by operating activities before the change in operating assets and liabilities was $20.6 million, which includes net income of $12.3 million and non-cash adjustments reconciling net income to net cash used in operating activities of $8.3 million (depreciation of $4.4 million, coupled with a net increase in deferred income taxes of $3.4 million, amortization of debt issuance costs of $1.0 million, partially offset by a gain on disposal of equipment of $0.3 million). The change in operating assets and liabilities was a $10.7 million use consisting of the following: a $9.6 million increase in Aircranes and support parts, including the in-process build of aircraft, a $4.9 million increase in accounts receivable (primarily attributable to the sale of an aircraft in December 2009), and a $2.3 million decrease in accrued warranty and other current liabilities, partially offset by a $4.6 million increase in income taxes payable and a $1.5 million decrease in prepaid expenses.

    Net cash provided by (used in) investing activities.    Net cash used in investing activities was $5.0 million for the year ended December 31, 2010 compared to net cash used in investing activities of $2.7 million for the year ended December 31, 2009. In the year ended December 31, 2010, we used net cash of $14.6 million for capital expenditures, including the addition of an aircraft to our fleet, and received $9.5 million in insurance proceeds from involuntary conversions. In the year ended December 31, 2009, we used net cash of $2.3 million for routine capital expenditures.

    Net cash provided by (used in) financing activities.    Net cash provided by financing activities was $11.1 million for the year ended December 31, 2010 compared to net cash used in financing activities of $5.7 million for the year ended December 31, 2009. In the year ended December 31, 2010, net cash provided by financing activities of $12.5 million was from net borrowings of long-term debt and we used net cash of $1.4 million for debt issuance costs related to our credit facility refinancing. In the year ended December 31, 2009, cash used in financing activities of $5.7 million was from net borrowings under our revolving credit facility.

2009 Compared to 2008

    The following chart is a condensed presentation of our statement of cash flows for the years ended December 31, 2009 and 2008 (in thousands):

	Year Ended December 31, 2008	Year Ended December 31, 2009	Change
Net cash provided by (used in) operating activities	$(8,717)	$9,900	$18,617
Net cash provided by (used in) investing activities	546	(2,667)	(3,213)
Net cash provided by (used in) financing activities	2,111	(5,662)	(7,773)
Foreign-currency effect on cash and cash equivalents	(1,312)	(338)	974

Net increase (decrease) in cash and cash equivalents	(7,372)	1,233	8,605
Cash and cash equivalents at beginning of period	9,675	2,303	(7,372)

Cash and cash equivalents at the end of period	$2,303	$3,536	$1,233

Sources and Uses of Cash

    At December 31, 2009, cash and cash equivalents was $3.5 million compared to $2.3 million at December 31, 2008. At December 31, 2009, we had restricted cash of $5.0 million compared to $4.9 million at December 31, 2008.

    Net cash provided by (used in) operating activities.    For the year ended December 31, 2009, net cash provided by operating activities before the change in operating assets and liabilities was $20.6 million, which includes net income of $12.3 million and non-cash adjustments reconciling net income to net cash used in operating activities of $8.3 million (depreciation of $4.4 million, a net increase in deferred income taxes of $3.4 million, and amortization of debt issuance costs of $1.0 million, partially offset by a gain on disposal of equipment of $0.3 million). The change in operating assets and liabilities was a $10.7 million use consisting of the following: a $9.6 million increase in Aircranes and support parts, a $4.9 million increase in accounts receivable (primarily attributable to the sale of an aircraft in December 2009), and a $2.3 million decrease in accrued warranty and other current liabilities, partially offset by a $4.6 million increase in income taxes payable and a $1.5 million decrease in prepaid expenses.

    For the year ended December 31, 2008, net cash provided by operating activities before the change in operating assets and liabilities was $17.6 million, which includes net income of $10.3 million and non-cash adjustments reconciling net income to net cash provided by operating activities of $7.3 million (a net increase in deferred income taxes of $7.2 million, depreciation of $3.9 million, and amortization of debt issuance costs of $0.8 million, partially offset by a $4.3 million net gain related to an aircraft loss in Italy and a gain on disposal of equipment of $0.3 million). The change in operating assets and liabilities was a $26.3 million use consisting of the following: a $15.7 million increase in net purchase of Aircrane support parts (primarily driven by lighter than expected Aerial Services activity), a $10.7 million decrease in accrued warranty and other liabilities (primarily attributable to cash used in the settlement of a 2007 lawsuit), and a $5.1 million increase in Aircranes held for sale due to work in process builds of aircraft, partially offset by other amounts including a $5.2 million decrease in accounts receivable.

    Net cash provided by (used in) investing activities.    Net cash used in investing activities was $2.7 million for the year ended December 31, 2009 compared to net cash provided by investing activities of $0.5 million for the year ended December 31, 2008. The use of cash in 2009 was primarily due to routine capital expenditures. During 2008, we used cash for routine capital expenditures, capital upgrades to several Aircranes in our fleet, and the posting of restricted cash for a performance bond on a contract in Europe, partially offset by insurance proceeds related to the loss of an aircraft.

    Net cash provided by (used in) financing activities.    Net cash used in financing activities was $5.7 million for the year ended December 31, 2009 compared to net cash provided by financing activities of $2.1 million for the year ended December 31, 2008. The use of cash in 2009 was primarily due to reductions in long-term debt of $5.4 million. Cash provided by financing activities in 2008 was primarily due to net borrowings of $7.5 million from our revolving credit facility, partially offset by reductions in long-term debt of $5.4 million.

Description of Indebtedness

    The following summary of certain provisions of the instruments evidencing our material indebtedness does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the corresponding agreements, including the definitions of certain terms therein that are not otherwise defined in this prospectus.

Senior Credit Facilities

    At the end of June, 2010, we entered into a Credit Agreement with a bank syndicate led by Wells Fargo Bank, National Association ("Wells Fargo"), which consists of up to $132.5 million of senior secured credit facilities, including a $65.0 million term loan facility and a revolving credit facility of up to $67.5 million. The $67.5 million revolving credit facility has a $30.0 million sublimit to be used for issuance of letters of credit and a $10.0 million sublimit for swingline loans. Subject to the terms of the Credit Agreement, including lender approval, we may request an increase in the senior credit facility of up to $50.0 million. A request for an increase must be in a minimum amount of $10.0 million and we may request an increase no more than three times during the term of the senior credit facilities.

    The commitment under the senior credit facilities is shared between Wells Fargo (60.4%), KeyBank (13.2%), Bank of the West (13.2%), Bank of America (7.5%), and Union Bank of California (5.7%).

    The interest rate on the senior credit facilities is calculated based on LIBOR or a base rate, in each case as defined in the Credit Agreement. The base rate is the higher of the Federal Funds rate plus 150 basis points, the prime rate as quoted by Wells Fargo, or LIBOR plus 150 basis points. The interest rate is calculated as LIBOR or base rate plus a LIBOR margin or base rate margin, respectively. Margin rates are tied to our total senior debt leverage covenant ("Funded Indebtedness to Bank EBITDA") per our Credit Agreement. LIBOR margin ranges between 2.75% and 5.00% and base rate margin ranges between 1.75% and 4.00%. We pay a quarterly unused commitment fee between 0.375% and 0.625% and fees between 2.75% and 5.00% on outstanding letters of credit, both of which fees are determined based on the level of the Funded Indebtedness to Bank EBITDA ratio.

    We amended the Credit Agreement effective December 31, 2010. An initial amendment removed the requirement to comply with existing financial covenants as of December 31, 2010, added a net income covenant calculation for fiscal 2010, and adjusted certain amounts related to the determination of Bank EBITDA and tangible net worth. In addition, the interest rate matrix was modified to add an additional pricing tier. Subsequent amendments waived our non-compliance with certain requirements and financial covenants under the Credit Agreement for both the fourth quarter of 2010 and the first quarter of 2011, and modified the financial covenants for future periods. These amendments modified the interest rate matrix and adjusted our financial reporting requirements. In connection with these amendments we issued new unsecured subordinated promissory notes in the amount of $10.0 million to ZM Private Equity Fund I, L.P. and ZM Private Equity Fund II, L.P., which were funded on June 30, 2011. Absent these amendments, we would not have been in compliance with the covenants in the Credit Agreement at December 31, 2010 and March 31, 2011. We were in compliance with its Credit Agreement covenants at June 30, 2011 and September 30, 2011.

    The senior credit facilities contain several affirmative and negative covenants customary for similar senior credit facilities, including the following financial covenants: a leverage ratio test based on maximum Funded Indebtedness (excluding subordinated debt) to Bank EBITDA, a minimum fixed charge coverage ratio and a minimum tangible net worth test. In addition, if at any time the amount outstanding under our senior credit facilities exceeds the most recent Asset Coverage Amount (as defined in our Credit Agreement), we have to prepay the amount of such excess. Under the senior credit facilities we have affirmative covenants to, among other things, deliver certain financial statements, notices, and certificates to our lenders and maintain certain insurance policies. The negative covenants include limitations on indebtedness, liens, acquisitions, mergers and dispositions, investments, fundamental changes, certain lease transactions, restricted payments, transactions with affiliates, agreements that burden our subsidiaries, and capital expenditures.

    We were in compliance with our debt covenants at September 30, 2011. The maximum leverage ratio under our senior credit facilities was 5.50:1 for the fiscal quarter ended September 30, 2011. Our actual maximum leverage ratio was 2.86 at September 30, 2011. We are required to reduce our maximum leverage ratio to a maximum of 3.50 to 1.00 at December 31, 2011. The minimum fixed charge coverage ratio at September 30, 2011 under our senior credit facilities was 1.40 to 1.0. Our calculated minimum fixed charge coverage ratio was 2.54 to 1.0 at September 30, 2011. The minimum fixed charge coverage ratio will increase to 2.00 to 1.0 at December 31, 2011. The minimum net income under our senior credit facilities was $1.00 for the nine months ending September 30, 2011. Our net income for the nine months ended September 30, 2011 was $7.3 million. The minimum net income will remain at $1.00 for the year ended December 31, 2011. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Revenue Recognition."

    The senior credit facilities are secured by a security interest in our real and personal property and interests in property and proceeds thereof, including, but not limited to, intangible assets, the type certificates and supplemental type certificates for our aircraft.

    The Credit Agreement allows borrowings up to $67.5 million under the revolving credit facility, which terminates on June 24, 2013. The weighted average interest rate for borrowings under the revolving credit facility for the nine months ended September 30, 2011 and 2010 was 5.88% and 3.81%, respectively. The outstanding balance under the revolving credit facility at September 30, 2011 and December 31, 2010, excluding letters of credit, was $45.6 million and $22.8 million, respectively. These amounts were classified as long-term debt based on the maturity date of the respective credit agreements. The borrowing rate at September 30, 2011 and December 31, 2010 was 3.90% and 3.86%, respectively. We had approximately $0.1 million and $7.8 million outstanding standby letters of credit issued as of September 30, 2011 and December 31, 2010, respectively.

    Due to the seasonality of our business, the amount outstanding under our revolving credit facility during the fiscal year varies significantly. During the nine months ended September 30, 2011 and the fiscal years ended December 31, 2010 and December 31, 2009, the outstanding balance on our existing and prior revolving credit facility, excluding letters of credit, ranged from $22.7 million to $61.6 million, $0.3 million to $33.7 million, and $0.5 million to $27.2 million, respectively. The outstanding balance on our revolving credit facility, excluding letters of credit of $0.1 million, was $45.6 million as of September 30, 2011. At September 30, 2011, we had a maximum availability for borrowings under our revolving credit facility, including letters of credit, of approximately $21.8 million.

    The Credit Agreement allows borrowings of up to $65.0 million under the term loan facility. On June 30, 2010, we borrowed $65.0 million and used the proceeds to pay off existing debt. We are required to pay $1.625 million per quarter for principal, plus accrued interest, until maturity, at which time the remaining principal balance of $45.5 million, plus accrued interest, is due. The term loan matures on June 24, 2013. The weighted average interest rate for the term loan borrowings for the nine months ended September 30, 2011 and 2010 was 5.20% and 3.2%, respectively. At September 30, 2011 and December 31, 2010 the outstanding balance under the term loan facility was $56.9 million and $61.8 million, respectively. The borrowing rate at September 30, 2011 and December 31, 2010 was 3.82% and 3.50%, respectively.

    On June 30, 2010 we expensed deferred loan costs and termination fees relating to the old debt in the amount of $2.3 million and capitalized loan costs relating to the new credit facilities in the amount of $1.7 million. On June 30, 2011 we paid $0.4 million in amendment fees in conjunction with the amendment of our credit agreement and the fees associated with obtaining the establishment of the Working Capital Guarantee Credit Agreement. Such loan costs will be amortized to amortization of debt issuance costs over the term of such credit agreements.

    We intend to use a portion of the proceeds from this offering to pay down indebtedness under our revolving credit facility, which will, in our view, provide us with greater certainty in terms of meeting our debt covenant obligations on an ongoing basis.

Working Capital Guarantee Credit Agreement

    On June 30, 2011, in connection with an amendment to the Credit Agreement, we obtained a separate credit facility with Wells Fargo of up to $10.0 million, pursuant to which Wells Fargo issues standby letters of credit to certain of our non-domestic customers for the purpose of assuring our performance of our obligations to such customers. The standby letters of credit are collateralized by the proceeds of unsecured subordinated promissory notes we issued to ZM Private Equity Fund I, L.P. in the initial principal amount of $700,000 and to ZM Private Equity Fund II, L.P. in the initial principal amount of $300,000. See "—Subordinated Notes" below. The $1.0 million is included in restricted cash. As of September 30, 2011 we had $7.9 million in outstanding letters of credit under this credit facility, and the largest amount we had outstanding during the nine months ended September 30, 2011 was $7.9 million.

Subordinated Notes

    On June 30, 2010, in connection with our entry into the Credit Agreement and our refinancing of existing indebtedness outstanding at that time, we issued $8.5 million of unsecured subordinated promissory notes to ZM Private Equity Fund I, L.P. and ZM Private Equity Fund II, L.P. Such notes mature on June 30, 2015.

    On June 30, 2011, in connection with amendments to the Credit Agreement, we borrowed an additional $10.0 million through the issuance of unsecured subordinated promissory notes to ZM Private Equity Fund I, L.P. and ZM Private Equity Fund II, L.P. Such notes mature on June 30, 2016.

    In addition, in connection with the Working Capital Guarantee Credit Agreement discussed above, we borrowed $1.0 million on June 30, 2011 through the issuance of unsecured subordinated promissory notes to ZM Private Equity Fund I, L.P. and ZM Private Equity Fund II, L.P. Such notes mature on June 30, 2016.

    Interest on all of the foregoing unsecured subordinated promissory notes accrues at a rate of 20.0% per year. Interest is payable quarterly in arrears and is payable in kind by increasing the principal amount of the note. No periodic payment of principal or interest in cash is required. We have the right to prepay all or any portion of the notes at any time prior to maturity without any prepayment premium or penalty.

    The aggregate balance of our unsecured subordinated promissory notes was $19.5 million and $8.5 million at September 30, 2011 and December 31, 2010, respectively. The weighted average interest rate for the nine months ended September 30, 2011 and 2010 was 20.0% and 12.18% respectively.

Bank EBITDA

    We use an adjusted EBITDA ("Bank EBITDA") to monitor compliance with various financial covenants under our Credit Agreement. In addition to adjusting net income (loss) to exclude interest expense, net, provision for (benefit from) income taxes, and depreciation and amortization, Bank EBITDA also adjusts net income by excluding non-cash mark-to-market foreign exchange gains (losses), specified litigation expenses up to a maximum of $2.0 million for any 12-month period, certain management fees, gains from sale of equipment, non-cash charges arising from awards to employees relating to equity interests, non-cash charges relating to financings, initial public offering-related non-capitalized expenses up to a maximum of $2.0 million, certain fourth quarter of 2010 charges up to $11.6 million and other unusual, extraordinary, non-recurring non-cash costs. For each calculation of Bank EBITDA made as of the end of the quarters ending June, September, and December, 2011 and March, 2012, Bank EBITDA also includes an amount equal to the $10.0 million in new unsecured subordinated promissory notes dated June 30, 2011 and any additional subordinated debt issued in connection with an equity cure under the Credit Agreement. Such amounts have been excluded from the table below for presentation purposes. Bank EBITDA also assists us in monitoring our ability to undertake key investing and financing functions such as making investments and incurring additional indebtedness, which may be prohibited by the covenants under the Credit Agreement unless we meet certain financial ratios and tests.

    Bank EBITDA is a supplemental measure of our performance that is not required by or presented in accordance with generally accepted accounting principles in the United States ("GAAP"). Bank EBITDA is not a measurement of our financial performance under GAAP and should not be considered as an alternative to revenue, net income (loss), cash flow, or any other performance measure derived in accordance with GAAP. A reconciliation of net income to EBITDA to Bank EBITDA is provided below.

(In thousands)	Year Ended December 31, 2008		Year Ended December 31, 2009	Year Ended December 31, 2010		Nine Months Ended September 30, 2010		Nine Months Ended September 30, 2011
Bank EBITDA Reconciliation:
Net income (loss) attributable to Erickson Air-Crane Incorporated	$10,104		$12,052	$(8,251)		$1,984		$7,294
Interest expense, net	6,765		6,006	4,865		3,391		6,556
Tax expense (benefit)	6,000		5,330	(3,544)		3,360		6,596
Depreciation	3,863		4,378	4,745		3,462		5,601
Amortization of debt issuance costs	805		976	703		552		553

EBITDA	$27,537		$28,742	$(1,482)		$12,749		$26,600

Non-cash unrealized mark-to-market foreign exchange gains (losses)	(1,071)		992	905		82		(1,461)
Interest related to tax contingencies	680		500	495		371		270
Management fees(1)	500		500	165		165		—
Loss on early extinguishment of debt	—		—	2,265		2,265		—
Litigation expense	—		1,430	2,000		1,360		1,360
Legal settlements and other	—		—	11,600		—		—
Other (gains) losses	(4,598	)(2)	(668)	(4,089	)(3)	(4,177	)(3)	(5)

Bank EBITDA	$23,048		$31,496	$11,859		$12,815		$26,764 (4)

(1)
Fees paid to a previous stockholder pursuant to a management agreement that terminated in 2010.

(2)
Includes a $4.3 million net adjustment related to an Aircrane accident in 2008.

(3)
Includes a $4.2 million net adjustment related to an Aircrane accident in 2010.

(4)
As part of the amendments to the Credit Agreement on June 30, 2011, the new unsecured subordinated promissory notes are included, with limitation, as an addition to Bank EBITDA. Such amounts have been excluded from this table for presentation purposes.

Restricted Cash

    We maintain restricted cash at financial institutions as collateral for performance bonds for certain contracts. At December 31, 2010 and September 30, 2011, the amount of such restricted cash was $4.3 million and $5.4 million, respectively.

Contractual Obligations

    As of December 31, 2010, we had $93.0 million of long-term debt (including current maturities), excluding letters of credit. This amount consisted of the term loan debt of $61.8 million and the revolving credit facility debt of $22.8 million under the Credit Agreement and the unsecured subordinated promissory notes of $8.5 million. As of September 30, 2011 we had $122.0 million of long-term debt (including current maturities), excluding letters of credit. This amount consisted of the term loan debt of $56.9 million and the revolving credit facility debt of $45.6 million under the Credit Agreement and unsecured subordinated promissory notes aggregating $19.5 million.

    The following table sets forth our long-term contractual cash obligations as of December 31, 2010 (in thousands):

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Contractual obligations(1):
Term debt	$61,750	$6,500	$55,250	$—	$—
Revolving credit facility	22,765	—	22,765	—	—
Unsecured subordinated promissory notes	8,500	—	8,500	—	—
Operating leases	1,623	476	567	192	388

Total contractual obligations	$94,638	$6,976	$87,082	$192	$388

(1)
Amounts shown above do not include outstanding purchase orders as of December 31, 2010.

    Our operating leases are described below in "—Off-Balance Sheet Arrangements—Operating Leases."

Off-Balance Sheet Arrangements

    With the exception of operating leases, letters of credit, and an advance agreement with a foreign bank, we are not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, or cash flows.

    Operating Leases.    We periodically lease certain premises on a short-term basis, and lease a minor amount of our facilities and certain other property under noncancelable operating lease agreements that expire on various dates through May 2032. Certain leases have renewal options.

    Letters of Credit.    To meet certain customer requirements, we issue letters of credit which are used as collateral for performance bonds, bid bonds, or advance customer payment on contracts. These instruments involve a degree of risk that is not recorded on our balance sheet. We had letters of credit with various expiration dates extending through 2013 valued at approximately $12.4 million outstanding at September 30, 2011, including $0.1 million outstanding under our revolving credit agreement, €5.8 million outstanding under our working capital guarantee credit agreement and €3.3 million outstanding under a performance bond issued by Banca Di Credito Cooperativo Di Cambiano that we have secured with €3.0 million restricted cash.

    Advance Agreements with Foreign Banks.    In order to provide short-term liquidity needs of our subsidiaries, we may allow those subsidiaries to enter into agreements with banks to obtain advances on key accounts receivable. At September 30, 2011, there were €1.4 million of advances outstanding under these types of arrangements.

Uncertainty in Income Taxes

    As of September 30, 2011, a tax contingency of $0.6 million relating to 2007 transaction costs was reversed due to expiration of the statute of limitations in respect of the 2007 tax return. In addition, we anticipate reversing another $9.5 million of tax contingencies in the fourth quarter of 2011 relating to foreign tax credits utilized in 2005 and 2006. The IRS has completed its audit and the appeal of audit procedures and has advised our counsel that there will not be additional adjustments to those reported by us on our tax return and the matter has now been formally settled. See "Business—Legal Proceedings—IRS Claim." While we believe we have adequately provided for all tax positions, amounts asserted by taxing authorities could materially differ from our accrued positions as a result of uncertain and complex application of tax regulations. Additionally, the recognition and measurement of certain tax benefits includes estimates and judgment by management and inherently includes subjectivity. Accordingly, additional provisions on tax-related matters could be recorded in the future as revised estimates are made or the underlying matters are settled or otherwise resolved.

Other Contingencies

    In the ordinary conduct of our business, we are subject to periodic lawsuits, investigations, and claims. See "Business—Legal Proceedings" in this prospectus for a description of significant legal proceedings in which we are currently involved. Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations, and claims asserted against us, we do not believe that any currently pending legal proceeding to which we are a party, if determined adversely to us, will have a material adverse effect on our business, financial condition, results of operation, or cash flows.

Critical Accounting Policies and Estimates

    Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect amounts reported in those statements. We have made our best estimates of certain amounts contained in our consolidated financial statements. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities. However, application of our accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties, and, as a result, actual results could differ materially from these estimates. Management believes that the estimates, assumptions, and judgments involved in the accounting policies described below have the most significant impact on our consolidated financial statements.

    We cannot predict what future laws and regulations might be passed that could have a material effect on our results of operations. We assess the impact of significant changes in laws and regulations on a regular basis and update the assumptions and estimates used to prepare our financial statements when we deem it necessary.

Revenue Recognition

    We determine and recognize revenue based on the type of service we provide to customers.

  •
  Aerial Services.  We enter into contracts with our customers that may range from one-day to multiple-years with extension options for additional years. We recognize revenue for contracts as the services are rendered, which services include leasing of the Aircrane(s), pilot and field maintenance support, and related services. We charge daily rates, hourly rates, and production rates (such as timber volume transported) depending on the type of lease or service. Revenues from timber harvesting operations in Canada, the U.S., and Malaysia may be based on estimates of the number of cubic meters of timber delivered to customers, which are adjusted after the logs are measured and scaled, or may be recorded based on the number of flight hours, depending on the terms of the contract.

  •
  Manufacturing / MRO.  Long-Term Construction Contracts. We recognize revenue using the percentage of completion method for long-term construction contracts, including contracts for the sale of Aircranes, when all of the requirements under percentage of completion are met. We have historically, and in the periods presented in this prospectus, recognized revenues on Aircrane sales when the aircraft is delivered to a customer. Revenue on contracts using the percentage of completion method is recognized as work progresses toward completion and is determined by multiplying (a) the ratio of contract labor costs incurred in the measurement period to estimated total contract labor costs at completion, by (b) the total estimated contract revenue, and subtracting cumulative revenue recognized in prior measurement periods.

    Aircranes are normally manufactured under long-term construction contracts. Changes in estimates affecting sales, costs and profits are recognized in the period in which the change becomes known using the cumulative catch-up method of accounting, resulting in the cumulative effect of changes reflected in the period. A significant change in an estimate on one or more contracts could have a material effect on our results of operations. For contracts with anticipated losses at completion, we establish a provision for the entire amount of the estimated remaining loss and charge it against income in the period in which the loss becomes known. Amounts representing performance incentives, penalties, contract claims or change orders are considered in estimating revenues, costs and profits when they can be reliably estimated and realization is considered probable.

    Contracts for the sale of Aircranes may have multiple deliverables, and such elements are accounted for separately. To recognize revenue, such item(s) must have value to the customer on a standalone basis. The item(s) have a standalone basis if they are sold separately by any vendor or the customer can resell the delivered item(s) on a standalone basis. Additionally, there must be objective and reliable evidence of the fair value of the undelivered item(s). Historically, sales recognized represent the price negotiated with the customer, adjusted by any discounts. The contractual arrangements may be either firm fixed-price or cost-plus contracts, and have historically been with governmental and commercial customers.

  •
  Other products and services.  We recognize revenue for other products and services when the products are delivered or services are performed. Sales to customers for maintenance, repair, overhaul, and/or assembly of various major components and other Aircrane parts are deferred until the repair work is completed and the customer accepts the final product. Spare parts sales are recognized at the time of delivery and customer acceptance of the spare parts. CPH contracts are accounted for on a long-term contract basis; revenues are recorded based upon negotiated hourly rates and applicable flight hours earned, and profitability of the contract is based upon estimated costs over the life of the contract.

Accounts Receivable

    Accounts receivable is composed of billed amounts for which revenue has been earned and recognized. The allowance for doubtful accounts, an estimate of the amount of accounts receivable outstanding which we believe may be uncollectable, is determined quarterly, principally based on the aging of receivables. We review the current trends and aged receivables periodically and adjust the estimated bad debt expense to accrue for doubtful accounts as needed. An account is written off when deemed uncollectable, although collection efforts may continue.

Aircrane Support Parts

    Aircrane support parts consist of Aircrane parts, overhauls of certain significant components, and work-in-process which are valued at the lower of cost or market utilizing the first-in first-out method. Costs capitalized for Aircrane support parts include materials, labor, and operating overhead. Overhauls on certain significant components are capitalized, and then amortized based on estimated flight hours between overhauls. All aircraft require daily routine repairs and maintenance based on inspections. Such maintenance costs are expensed as incurred. Periodically, Aircranes are removed from service and undergo heavy maintenance activities including inspections and repairs of the airframe and related parts as required. Such costs are expensed as incurred.

    A significant part of our inventory consists of Aircrane parts and components purchased over multiple years for which there is no liquid market. Therefore, there is no guarantee that we will be able to purchase new inventory at the carrying values currently reflected on our balance sheets.

    Aircrane parts are categorized as serviceable, which indicates that they are in a condition suitable for installing on an Aircrane, or repairable, which indicates that additional overhaul or repair work needs to be performed in order for the part to be certified as serviceable. Because we operate within a niche of the heavy-lift helicopter market, we experience long lead times and are required to carry large quantities of spare inventory in order to ensure availability of parts for servicing our fleet of Aircranes. As a result, the accounting judgments used in determining the provision for excess and obsolete Aircrane support parts can vary significantly based on forecasted demand.

Income Taxes

    We account for income taxes in accordance with Accounting Standards Codification 740, formerly Financial Accounting Standards No. 109, "Accounting for Income Taxes," and FIN 48, "Accounting for Uncertainties in Income Taxes." We recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns in accordance with applicable accounting guidance for accounting for income taxes, using currently enacted tax rates in effect for the year in which the differences are expected to reverse. We record a valuation allowance when necessary to reduce deferred tax assets to the amount expected to be realized. We are subject to income taxes in the U.S., state, and several foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes and recording the related assets and liabilities. In the ordinary course of business, there are many transactions and calculations where the ultimate tax determination is uncertain.

    Reserves for taxes are established for taxes that may become payable in future years as a result of audits by tax authorities. These tax reserves are reviewed as circumstances warrant and adjusted as events occur that affect our potential liability for additional taxes, such as conclusion of tax audits, identification of new issues, changes in federal or state laws, or interpretations of the law.

Impairment and Depreciation of Long-Lived Assets

    We record impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. In such cases, the amount of the impairment is determined based on the relative fair values of the impaired assets. Significant judgments and estimates used by management when evaluating long-lived assets for impairment cover, among other things, the following:

  •
  program product volumes and remaining production life for parts produced on the assets being reviewed;

  •
  product pricing over the remaining life of the parts, including an estimate of future customer price reductions which may be negotiated;

  •
  product cost information, including an assessment of the success of our cost reduction activities; and

  •
  assessments of future alternative applications of specific long-lived assets based on awarded programs.

    In addition, we follow our established accounting policy for estimating useful lives of long-lived assets. This policy is based upon significant judgments and estimates as well as historical experience. Actual future experience with those assets may indicate different useful lives resulting in a significant impact on depreciation expense.

Warranty Reserves

    Sales of Aircranes to third parties include limited warranty provisions that require us to remedy deficiencies in quality or performance of our products over a specified period of time, generally from two to five years depending on the type of part, component, or airframe, including technical assistance services. Warranty reserves are established at the time that revenue is recognized at levels that represent our estimate of the costs that will be incurred to fulfill those warranty requirements. Warranty reserves may be adjusted periodically to sustain levels representing the estimate of the costs to fulfill those warranty requirements over the remaining life of the warranty.

Recently Issued Accounting Pronouncements

    For information regarding recent accounting pronouncements, see Note 3 to our unaudited condensed consolidated financial statements included in this prospectus.

Quantitative and Qualitative Disclosure Regarding Market Risk

    We are exposed to market risk in the normal course of our business operations due to changes in interest rates, increase in cost of aircraft fuel, and our exposure to fluctuations in foreign currency exchange rates. We have established policies and procedures to govern our management of market risks.

Interest Rate Risk

    At September 30, 2011, we had total indebtedness of $122.0 million (excluding $12.4 million of letters of credit). Our exposure to market risk from adverse changes in interest rates is primarily associated with our senior secured credit facilities and long-term debt obligations. Market risk associated with our long-term debt relates to the potential reduction in fair value and negative impact to future earnings, respectively, from an increase in interest rates. Under the Credit Agreement, our borrowings bear interest at fluctuating rates. The applicable interest rate is calculated based on either LIBOR or a base rate plus a margin depending on the level of the Funded Indebtedness to Bank EBITDA ratio as defined in the Credit Agreement. The rates applicable to outstanding borrowings fluctuate based on many factors including, but not limited to, general economic conditions and interest rates, including the LIBOR, Federal Funds, and prime rates, and the supply of and demand for credit in the London interbank market. We estimate that a hypothetical 10% change in the LIBOR or prime rate as quoted by Wells Fargo would have impacted interest expense for the year ended December 31, 2010 by $0.5 million.

Aircraft Fuel

    Our results of operations are affected by changes in price and availability of aircraft fuel. Based on our 2011 fuel consumption, a 10% increase in the average price per gallon of fuel would increase fuel expense for 2011 by approximately $1.5 million. Many of our contracts allow for recovery of all or part of any fuel cost change through pricing adjustments. We do not currently purchase fuel under long-term contracts or enter into futures or swap contracts.

    We are not exposed to material commodity price risks except with respect to the purchase of aircraft fuel.

Foreign Currency Exchange Rate Risk

    A significant portion of our revenues are denominated in a currency other than the U.S. dollar. We are subject to exposures that arise from foreign currency movements between the date the foreign currency transactions are recorded and the date they are settled. Our exposure to foreign currency movements is somewhat mitigated through naturally offsetting asset and liability currency positions. We periodically enter into foreign currency hedging transactions to mitigate the risk of foreign currency movements and minimize the impact of exchange rate fluctuations on our profits. A hypothetical 10% decrease in the value of the foreign currencies in which our business is denominated relative to the U.S. dollar for the year ended December 31, 2010 would have resulted in an estimated pre-hedged $0.3 million decrease in our net income.

THE COMMERCIAL HEAVY-LIFT HELICOPTER INDUSTRY

    The heavy-lift helicopter is a highly specialized aircraft which typically has an external load capacity greater than 10,000 pounds. This large external load capacity, combined with the helicopter's maneuverability, provides a solution in situations where ground-based or fixed-wing lifting solutions are not optimal. Heavy-lift helicopters are essential in numerous commercial applications, including firefighting, timber harvesting, infrastructure construction, and emergency response.

    The heavy-lift helicopter industry extends beyond the services and operations of the aircraft, and encompasses all manufacturing, after-market services, and crew training required to properly equip the aircraft to support the demands of government agencies and commercial customers.

History and Development of the Commercial Heavy-Lift Helicopter

    Heavy-lift helicopters were first conceived in 1958, when the Sikorsky Aircraft Corporation designed and developed an aircraft capable of carrying heavy and irregular loads. After four years of development, the first S-64 model helicopter flight occurred in 1962. In 1965, Sikorsky worked with the U.S. Army to create the CH-54A Tarhe, a military aircraft similar to the S-64, and entered it into service in the Vietnam War. During the Vietnam War, the CH-54A earned recognition for its ability to transport 90-passenger pods, lift armored vehicles, recover aircraft, and relocate mobile hospitals and command posts for the U.S. Army's First Cavalry Division.

    Due to the CH-54's success in military operations, the S-64 platform drew renewed interest for its potential use in commercial applications. In 1968, Sikorsky introduced the S-64E Skycrane to serve alongside the S-61, a smaller aircraft which was developed in 1961 for use in heavy-lift operations, oil rigging construction, and passenger transport. Around the same time, Boeing began to market the Boeing Vertol 107 and 234 model aircraft, which competed with the Skycrane for use in firefighting, infrastructure construction, and oil drilling. In 1971, Jack Erickson and Wes Lematta, founders of Erickson Air-Crane and Columbia Helicopters, respectively, completed the first successful commercial aerial timber harvesting operation, demonstrating the effectiveness of heavy-lift helicopters in precision heavy-lift applications.

    Over the next several decades, design enhancements to the S-64 and other heavy-lift platforms increased their functionality and use in a variety of end markets. Heavy-lift helicopters became an attractive alternative to fixed-wing aircraft for firefighting due to their large water-carrying capacity, their precision in depositing water, and their ability to reload quickly and efficiently. The precision and heavy-lift capabilities applied in firefighting and timber harvesting projects were also used in the construction of transmission and utility grids, wind turbines, ski lifts, mine conveyor belts, and oil and gas pipelines, as well as in offshore oil-development work and heating, ventilating, and air conditioning ("HVAC") unit placement and general high-rise building construction. These applications are increasingly relied upon for projects in locations that lack ground vehicular access or require non-invasive and environmentally sustainable alternatives. Notable projects performed by the S-64 include the transportation of the 15,000-pound "Statue of Freedom" from the U.S. Capitol for restoration in 1993 and the movement of snow from Mount Strachan in British Columbia to nearby Cypress Mountain for the 2010 Winter Olympics.

    Due to the growing utility of heavy-lift helicopters, the universe of users has expanded to include large and medium-sized businesses and federal, state, local, and international government agencies. Customers often lease the aircraft under arrangements where they pay for the aircraft, crew, maintenance, and insurance, as well as fuel expense. However, in recent years, users who project heavy use of an aircraft, desire dedicated service, or lack scheduling flexibility have begun to consider owning heavy-lift aircraft.

Commercial Heavy-Lift Helicopter Alternatives

    The following table presents the most widely used commercial heavy-lift helicopters.

	S-64E/S-64F	CH-54A/CH-54B(1)	S-61(1)	Columbia 234(2)(3)	Columbia 107(2)(3)	KA-32(1)	MIL 26(1)
Manufacturer	Erickson	Sikorsky	Sikorsky	Boeing	Boeing	Kamov	MIL
Original Production	1962	1962	1959	1962	1964	1980	1977
Country of Origin	U.S.	U.S.	U.S.	U.S.	U.S.	Russia	Russia
Payload Capacity (pounds)	20,000/25,000	20,000/25,000	10,000	26,000	10,000	11,000	44,000
Range (nautical miles)	245/227	245/227	324	240	230	432	432
Max Speed (knots)	115/104	115/104	144	170	143	140	160
Primary Civilian Activities	-Firefighting	-Firefighting	-Firefighting	-Firefighting	-Firefighting	-Firefighting	-Firefighting
	-Timber	-Timber	-Timber	-Timber	-Timber	-Timber	-Construction
	Harvesting	Harvesting	Harvesting	Harvesting	Harvesting	Harvesting	-Passenger
	-Construction	-Construction	-Construction	-Construction	-Construction	-Construction	Transport
			-Passenger Transport	-Passenger Transport	-Passenger Transport	-Passenger Transport
Operating Restrictions
Geographic	None	Country Specific	None	None	None	U.S. and Country Specific	U.S. and Country Specific
Category(4)	Standard	Restricted	Depends on Configuration(6)	Standard	Standard	Restricted	Restricted
Approximate Number in Operation(6)	29(7)	11	102/47(5)(8)	6	16	Unknown	Unknown

Note: Data not provided by manufacturers are based on internal estimates. All performance data based on operations at sea level.

Sources:

(1)
Military Analysis Network, www.fas.org.

(2)
Columbia Helicopters, www.colheli.com.

(3)
The Boeing Company, www.boeing.com.

(4)
Category restrictions include not being authorized to fly over populated areas, carry passengers, and operate in multiple countries.

(5)
FAA Rotor Roster, www.faa.gov.

(6)
Erickson Air-Crane. Includes only commercial aircraft in operation.

(7)
Erickson Air-Crane. Includes 17 helicopters owned by us and 12 owned by other parties, including nine sold by us.

(8)
Erickson Air-Crane. 102 standard and 47 restricted S-61s in operation.

Current S-64 and CH-54 Operators

    The following table presents the current S-64 and CH-54 operators and the number of aircraft in operation.

	Standard	Restrictions for Use in U.S.(1)
	S-64E/S-64F	CH-54A/CH-54B	Total
Erickson Air-Crane	17	—	17
Corpo Forestale (Italy)	4	—	4
Korea Forest Service	4	—	4
SDG&E	1	—	1
Siller Brothers	2	1	3
Helicopter Transport Services	1	10	11

Approximate Number in Operation	29	11	40

(1)
CH-54 aircraft have a similar frame and similar capabilities to the S-64, but, because they are military aircraft, they are limited in the U.S. in their allowed applications due to certification restrictions.

Commercial Heavy-Lift Helicopter Markets

    While heavy-lift helicopters have been used in a number of commercial applications, we believe that the key markets with the most significant growth potential include firefighting, timber harvesting, infrastructure construction, and emergency response. There is no guarantee, however, that growth will occur in the markets we serve or that we will be able to take advantage of growth opportunities. See "Risk Factors." The demand for these applications varies by region and depends on local environmental, economic, social, and political considerations. We have existing customers in some markets, and with respect to some of the aerial services, described below. For example, we have existing contracts to provide aerial firefighting services in Australia, Greece, and the United States and timber harvesting services in Malaysia. In some markets where we have an established presence, we derive revenues, in part, from "call when needed" provisions, which could increase if government spending to fight fires increases. In addition, we believe we are well-positioned to expand our services as governmental and commercial spending for aerial firefighting, timber harvesting and construction expands in these markets. We also believe our long and successful track record and versatile product offering will be attractive to prospective customers in markets where we do not currently operate.

Aerial Firefighting

    Aerial firefighting can be one of the most efficient means of combating wildfires because of the speed, mobility, and large carrying capacity of certain aircraft. The types of aircraft used in aerial firefighting include heavy-lift rotary aircraft such as the Aircrane, as well as fixed-wing aircraft, including the Bombardier CL-215 and 415, the Lockheed Martin C-130, and the McDonnell Douglas DC-10. We believe heavy-lift helicopters have several advantages over fixed-wing aircraft, including hovering capabilities that enable operations in congested areas, rapid refill from a greater variety of water sources, and more accurate fire retardant dispersion. We also believe heavy-lift helicopters are more cost-competitive than fixed-wing aircraft when water sources are nearby.

Fire Trends

    Aerial firefighting has a long and established history. In recent years fires have become increasingly destructive around the world. For example, fires in 2007 in Greece, in 2009 in Australia, and in 2010 in Israel had unprecedented impacts on land and property. However, fires are inherently unpredictable and are impacted by a number of factors outside of our control, such as weather, population deconcentration, government policies and resources, and human factors. Population deconcentration reflects both regional shifts in population and the increasing attractiveness of owning property for both seasonal recreation and full-time residency in areas adjacent to public land. Population deconcentration has increased the amount of wildland-urban-interface ("WUI"), which has greatly complicated the mission of fire management in protecting communities at risk from wildfires. WUI creates an environment in which fire can move rapidly and readily, and threaten numerous buildings, homes, and people.

    We believe that fire seasons in some areas are growing more intense and lasting longer, a phenomenon which some climatologists ascribe to climate change. This is consistent with findings in the 2009 Quadrennial Fire Review ("QFR"), an integrated strategic assessment process conducted by the U.S. Fire Executive Council and other government agencies to evaluate the future environment of fire management, that climate change will continue to result in a greater probability of longer fire seasons and bigger fires in various regions in the U.S. Over the past five years, longer and drier summers in the U.S. have contributed to an increase in the number of fires annually. The QFR suggests that fire mitigation efforts must address potentially 10-12 million annual wildfire acres in the U.S. alone in the coming decade, up from the previous 2005 estimate of 8-10 million annual wildfire acres. According to the QFR, research also confirmed that fire seasons are lengthening in the U.S., indicating that 30 days or more should be added to the start of the traditional fire season and possibly to the end.

    We believe that if fire seasons in the U.S. and other parts of the world intensify and lengthen, government agencies may require more firefighting resources for longer periods of time, which we believe may benefit heavy-lift service providers. This increased demand for firefighting services may also ultimately drive some users to transition from leasing aircraft to owning them.

North America

    In North America, the Western U.S. and Canada have historically suffered the most from the effects of wildfires. Since 1999, the U.S. has experienced 242 large wildfires, compared to 119 in the previous two decades combined. To address concern over increasing fire exposure, the U.S. Government is expected to continue to provide significant funding for fire prevention and suppression. The following chart presents annual expenditures by the U.S. for fire suppression:

United States Federal Fire Suppression Costs

Source: National Interagency Fire Center.

    Larger and more frequent wildfires will continue to have a major impact on fire suppression strategy and spending. The following chart presents the number and size of large wildfires recorded by agencies in the U.S. from 1979 to 2008:

United States Large Wildfires 1979-2010 (Over 50,000 Acres)

Source: Fire report programs for each agency (Fish and Wildlife Service, National Park Service, Bureau of Land Management, USDA Forest Service and Bureau of Indian Affairs). Only agency fires are included in these data. Compiled by National Interagency Coordination Center, Predictive Services.

Southern Europe

    The Southern European "Fire Club" includes France, Greece, Italy, Portugal, and Spain, countries that have historically suffered the most from severe fires. The following chart presents the annual burnt area due to wildfires in the Fire Club from 1980 to 2010:

Burnt Area in the "Fire Club"—France, Greece, Italy, Portugal and Spain—1980 to 2010

Source: European Commission Joint Research Center, Forest Fires in Europe 2010.

    According to the European Commission Joint Research Center, the total burnt area in the 2007 fire season in Greece amounted to 225,734 hectares, making 2007 the country's most damaging year on record in terms of burned area and average fire size. Extremely hot and dry weather conditions combined with strong winds led to a disastrous upsurge in wildfires. Aerial firefighting techniques were heavily employed in the eventual calming of the fires. The Community Mechanism for Civil Protection, which facilitates civil protection assistance interventions in the event of major emergencies among European member states, deployed 10 Bombardier turboprops, three Pilatus prop planes, and 12 helicopters (including four Aircranes) to Greece over a 10-day period.

    The following chart presents annual burnt area from 1980 to 2010 in Greece:

Burnt Area in Greece 1980-2010

Source: European Commission Joint Research Center, Forest Fires in Europe 2010.

Australia

    Australia has endured forest fires that have damaged vast parts of the coast and have endangered metropolitan areas. As a result of the country's high susceptibility to forest fires, the Australian government continues to fund the civil defense budget for the procurement of firefighting suppression equipment, including the use of heavy-lift helicopters.

    Drought, high winds, and high temperatures contributed to an outbreak of major brushfires in the Sydney metropolitan area in December 2001. Known as "Black Christmas," the fire was one of the worst wildfires in Australia's recent history, burning over 750,000 hectares. Government, public, and media interest piqued due to the scale of the fire, the proximity to Sydney, and the threat to residential property. Aerial firefighting played a critical role in the containment and extinguishment of the fire, and the aircraft used received widespread recognition. The Australian United Firefighters Union designated our "Elvis" as the flagship of its Aerial Firefighting Fleet.

    Fires further devastated Australia in early 2009. The 2009 southeastern Australian heat wave began in late January 2009 and led to record-breaking prolonged high temperatures. The heat wave arrived during the peak of the 2008-2009 Australian fire season, and contributed to many bushfires throughout the region, the worst of which were the "Black Saturday" bushfires. The Black Saturday bushfires occurred on and around February 7, 2009 in the state of Victoria, as power lines were felled by winds in excess of 60 miles per hour and temperatures were near their peak during the heat wave. By the time the bushfires had been completely extinguished in mid-March, at least 173 people had perished, making it one of the deadliest wildfires in recorded history. The fires also injured over 400 people, burnt over 450,000 hectares, and destroyed over 3,500 structures.

    In May 2009, following the Black Saturday fires, the Australian Attorney General announced that the government would increase its contributions to the national aerial firefighting program by approximately 30%, raising them from AU$43.2 million to AU$56.0 million over the 2009 to 2013 period. In addition, the Australian government is providing annual funding of AU$14.0 million to assist states and territories in extending lease arrangements on aerial firefighting aircraft. The Attorney General's Department stated that aerial firefighting equipment, such as the Aircrane, was a key weapon in the fight against major wildfires.

Timber Harvesting

    Heavy-lift helicopters are used in timber harvesting to remove cut trees from forests, lifting them on cables attached to the aircraft. Due to helicopters' relatively high operational costs, companies use heavy-lift helicopters to harvest primarily high-value timber used in high-grade wood products such as furniture and flooring. Aerial timber harvesting is well suited for accessing high-grade timber where challenging terrain or environmental concerns limit the possibility of building access roads.

    Tropical timber species in particular can carry premiums large enough to justify aerial timber harvesting when more common harvesting methods are not economically, environmentally, or politically acceptable. Tropical species are often found in dense forests which are difficult to access and where the cost of building roads can be prohibitive. In addition, local governments are increasingly facing environmental pressures and have begun limiting, and in some cases forbidding, the use of access roads in order to protect and preserve forest lands. We believe the tropical forests of Malaysia and Indonesia present significant near-term opportunities for aerial timber harvesting, and think there are additional opportunities in South America and Southeast Asia.

    In addition to tropical forestlands, a number of countries have high-value timber in mountainous and difficult-to-reach locations, where aerial timber harvesting is a highly attractive alternative, including regions of the North America, Europe, and South America. North America, in particular, remains an attractive market for aerial timber harvesting. The demand for sawlogs, or softwood that typically carries a significant premium over pulpwood logs, remains strong and continues to grow. The following chart shows the historical and estimated future demand for sawlogs in the U.S. and Canada:

North American Harvest Demand for Sawlogs

Source: RISI, March 2010 data.

    Growing environmental awareness is a factor driving the use of aerial timber harvesting solutions. Consumer demand for more socially responsible businesses helped third-party forest certification emerge in the 1990s as a tool for communicating the environmental and social performance of forest operations. Today, 340 million hectares of forests are "certified," representing nearly 9.0% of the estimated four billion hectares of forestland in the world. Timber logged from certified forests is often more expensive and must be harvested in a sustainable manner, yielding growth opportunities for aerial timber harvesting as environmentally friendly forest resource management continues to grow in importance.

Infrastructure Construction

    Heavy-lift helicopters are used in a variety of infrastructure construction projects, including oil and gas pipeline construction, transmission and utility grid construction, wind turbine construction, and offshore oil-development work. Additionally, heavy-lift helicopters are used in construction projects such as building construction, HVAC unit placement, ski lift construction, and mine conveyor belt construction. Aerial services are often the most efficient means to accomplish heavy-lift project goals.

    Promising growth prospects exist on a global basis, as infrastructure development opportunities arise in both developing and developed countries for power, oil and gas pipeline, and telecommunications construction. Throughout the world's developing economies, population growth, globalization, international trade, and reliance on technology have encouraged governments to accelerate various infrastructure development projects. Government agencies and private businesses are expected to increase the number of power, oil and gas pipeline, and telecommunications construction projects in order to develop each of these sectors. CG/LA Infrastructure ("CG/LA") and CIBC World Markets ("CIBC") predict that between $25.0 trillion and $30.0 trillion of infrastructure investment will be carried out over the next two decades. CG/LA and CIBC believe that of this investment, 30.0% will be devoted to power projects, 22.5% to telecommunications projects, 10.0% to water projects, and 37.5% to transportation projects.

    The following chart presents projected average annual global infrastructure expenditures by geography through 2030:

Projected Annual Global Infrastructure Expenditures through 2030

Source: CG/LA Infrastructure and CIBC World Markets.

Building Construction and Specialized Heavy-Lift Projects

    Heavy-lift helicopters have a diverse range of construction and specialized heavy-lift applications, including the lifting of HVAC systems to building rooftops, the placement of mining conveyor systems over challenging terrain, and the assembly of ski lifts. Heavy-lift helicopters have also been used for projects such as the development of a NASA platform for astronaut training, the transportation of the 15,000-pound "Statue of Freedom" from the U.S. Capitol for restoration, and the movement of snow to Cypress Mountain in British Columbia for the 2010 Winter Olympics. Additional opportunities exist in the construction of high-rise buildings (e.g., lifting building materials and installing/removing construction cranes) and the construction of isolated structures such as bridges, tunnels, and ports. Heavy-lift helicopters are frequently used in building construction and specialized heavy-lift projects because they offer highly efficient and safe solutions and provide access to challenging terrain.

Energy Transmission and Distribution

    Heavy-lift helicopters are also used to support electric transmission line construction, allowing utilities and construction services firms to install infrastructure in remote or hard-to-access locations where traditional access methods may be too costly or impossible. Additionally, heavy-lift helicopters allow utilities to construct large lines faster and with minimal environmental impact, an increasing concern for asset owners.

    According to ABS Energy Research ("ABS"), the transmission and distribution global equipment market is expected to grow by an average of 3.1% annually from $94.4 billion to $109.5 billion between 2008 and 2015, and transmission lines are forecasted to grow from an installed base of 5.9 million kilometers in 2009 to 6.6 million kilometers in 2015. Catalysts for this spending include the acceleration of renewable energy generation project activity; allocation of stimulus funds to specific transmission, renewable energy generation, and smart grid installations; the availability of low-cost capital; and the continued need to upgrade aging grid components that are reaching the end of their useful lives.

    ABS forecasts that Asia will lead much of the transmission and distribution global market growth, driven by China's significant economic growth and investment in electrifying new housing, as well as India's initial progress in the electrical sector. Asian countries are expected to contribute 40.0% of total global spending in this sector from 2008 to 2013. Asian countries are expected to also account for 43.0% of predicted extra high voltage transmission tower spending from 2010 to 2013 (as part of global market growth from $2.4 billion in 2010 to $2.8 billion in 2013), 58.0% of the over-100,000 kilometers of predicted annual global transmission line additions from 2010 to 2013, and 38.0% of the over-200,000 kilometers of predicted global transmission lines added or replaced annually from 2010 to 2013.

    Significant infrastructure construction and other heavy-lift opportunities exist in mature economies as well. According to the American Society of Civil Engineers, the U.S. electric power grid and associated infrastructure is aging, overloaded, and in need of maintenance, upgrade, and expansion. Consequently, the Edison Electric Institute, the association of U.S. shareholder-owned electric companies, projects that investor-owned utilities will spend in excess of $11.0 billion on transmission projects in 2010, up from approximately $5.7 billion in 2004. The recent American Recovery and Reinvestment Act of 2009 ("ARRA") dedicated more than $90.0 billion in government investment and tax incentives to lay the foundation for a clean energy economy, including grid modernization, renewable generation, and energy efficiency.

    Power construction in the U.S. has already seen four years of rapid growth, with spending increasing at a compounded annual growth rate of 19%, from $35.5 billion in 2005 to $84.3 billion in 2010. FMI's Construction Outlook, a quarterly construction market forecast based on quantitative and qualitative studies within the construction industry, expects this trend to remain strong, with power construction spending projected to grow at a compounded annual growth rate of between 9.0% and 12.0%, or between $129.7 billion and $148.5 billion in 2015. This growth is mainly driven by investments in renewable energy projects, as well as by transmission and distribution projects, which include maintenance and replacement work.

    European investment is expected to be driven by the continued replacement of aging assets, as well as efforts by the 10 new states that joined the European Union in 2004 to bring their countries' infrastructure in line with other member states.

Alternative Energy

    The global wind power market grew in 2010, bolstered by the approval of the second Kyoto Protocol and promises of strong policy support such as the U.S. Government's Production Tax Credit ("PTC" ). The U.S and China accounted for 54.0% of the world's new wind turbine installations in 2008. Both nations have set in motion powerful policy supports, indicating that these two countries will likely lead the global wind market going forward. Both the U.S. and China are expected to provide various support measures including PTCs and cash grants in lieu of credits, investment tax credits, and setting much higher wind turbine installation targets. Other governments around the world have also been strengthening wind power support measures. According to MAKE Consulting and Hyundai Securities, the global wind power market is expected to grow at a compounded annual growth rate of over 10.0% from 2011 to 2016. We believe heavy-lift helicopters have the ability to play an important role in the construction of wind turbines, particularly in the delivery and installation of turbine blades.

Oil and Gas Pipeline Development

    Heavy-lift helicopters are expected to play a significant role in the continued development of global oil and gas pipelines. Continued global demand for natural gas, crude oil, and petroleum products, coupled with production of gas and oil moving to more remote areas, drives the need for constant pipeline expansion. According to data from Global Markets Direct, there is currently approximately 1.5 million Km of natural gas, crude oil, and petroleum product pipeline globally. An additional 125,000 Km of pipeline, equivalent to 8.5% of installed capacity, is expected to be developed by 2012, driven by a 25% increase in global consumption of natural gas from 2008 to 2015 and a 13% increase in global consumption of crude oil from 2009 to 2015.

    Significant regional opportunities exist around the world for pipeline development, as new projects come on-line in the next few years. The chart below shows the combined length of natural gas and crude oil pipeline projects currently planned in different regions:

Global Planned Crude Oil and Natural Gas Pipeline Planned (Km) 2010-2012

Source: Global Markets Direct.

    According to Global Markets Direct, an estimated $180.0 billion will be spent on onshore pipelines from 2008 to 2012 and an estimated $42.0 billion is expected to be spent on new infrastructures in the Asia-Pacific region. The following table highlights the key natural gas and crude oil pipeline projects currently planned around the world:

Region	Selected Projects
North America	• Connection of Rocky Express pipeline and West-East pipeline in New York
• Southeast Supply Header ("SESH")
• Midcontinent Express pipeline through Oklahoma and Texas
• Gulf Crossing interstate natural gas pipeline
Asia	• Kakinada (East-West) pipeline
• Kinada—Bharuch pipeline
• Vadinar—Bina pipeline
• Iran-Pakistan-India gas pipeline
Europe	• Medgaz
• Eastern Siberia-Pacific Osean ("ESPO") pipeline
• Nabucco pipeline
• Turkey-Italy-Greece pipeline
Middle East & Africa	• Pipeline to connect Gbaran oil and gas fields in Bayelsa State in Nigeria to processing center
• Shaybab 2 pipeline
South America	• Gasoducto del Sur pipeline
• Bolivia-Argentina gas pipeline
• Gasoducto del Noresta Argentina ("GNA") pipeline

Source: Global Markets Direct, "The Current and Future Outlook of Global Oil and Gas Pipeline Industry to 2012," published in December 2008.

Emergency Response

    We believe that heavy-lift helicopters will be increasingly used in rescue missions and disaster relief operations for severe natural and man-made disasters (e.g., the tsunami in Thailand in 2004, Hurricane Katrina in the U.S. in 2005, and earthquakes in Haiti, Chile, and China in 2010 and Japan in 2011). In the

U.S. alone, the number of natural and man-made disasters declared by the Federal Emergency Management Agency increased from 45 in 2000 to 81 in 2010. Although it is impossible to predict the number of future disasters, the increasing frequency with which they are occurring in certain regions and the growing population globally is forcing numerous governments and affiliated agencies to evaluate improving response preparedness and increasing relief spending. As governments do so, we believe heavy-lift helicopters, because of their unique attributes and ability to operate when ground-based solutions are unavailable, will increasingly be called upon to help.

    On March 8, 2010, the Office of Emergency Management of the Governor of Oregon addressed the development of a heavy-lift helicopter disaster response and recovery program in Oregon. The appropriations request for the program through the U.S. Department of Homeland Security noted that Oregon would "become the model for the effective and safe deployment of civil heavy-lift helicopter resources alongside National Guard assets as they work together to save lives and homes." The request also specifically set out steps of Phase 1 to work with Erickson Air-Crane to develop a State and Regional Disaster Airlift Plan according to FAA Advisory Circular 00-7D, and to then share this plan with the other 49 states. Phase 2 would consist of working primarily with Erickson, as the S-64 Type Certificate holder, to "research and develop advanced heavy-lift helicopter response to include ice jam busting, human rescue and evacuation, and tactical personnel transport missions."

After-Market Support

    After-market support is an important element of the heavy-lift helicopter industry and includes CPH agreements, MRO services, specialized educational and training services, and the development of customized aircraft components and tools. CPH involves an OEM providing a full suite of parts and services (e.g., replacement parts, spare parts replenishment, scheduled, and unscheduled engine maintenance) to the aircraft it manufactures for a fixed cost per hour of utilization over a specified time period. The option provides a level of reliability and cost certainty for customers. It also allows OEMs to deepen their relationships with users, monitor the performance of their aircraft, and generate additional contracted revenue.

    MRO business performance is directly correlated to the number of aircraft in service and the number of hours those aircraft are flown. In order to provide MRO services—including major and minor maintenance, modifications, refurbishment, and repairs of aircraft airframes, engines and parts—a provider must be licensed by the FAA in the U.S. and EASA in Europe. AeroStrategy, a specialist management consulting firm devoted to the aviation and aerospace sectors, estimated that the civil helicopter MRO market was approximately $5.0 billion in 2006, the most recent year for which information is available, with 50.0% dedicated to components, 20.0% dedicated to engines, 20.0% dedicated to modifications, and 10.0% dedicated to airframes. AeroStrategy predicts that this market will grow to $6.8 billion in 2016, representing a compounded annual growth rate of 3.1%.

    Crew training and education are additional after-market services for the heavy-lift helicopter industry. Typical training requires a combination of ground school and flight training, and in some cases, the use of flight simulators. Training may also include maintenance and type training, as well as annual FAA certification courses. Heavy-lift helicopter pilots are required to log a minimum number of flight hours each year and must keep current on all industry certifications.

COMPANY HISTORY

    Our company was founded in 1971 by Jack Erickson, a second-generation logger and entrepreneur. Mr. Erickson leased an S-64E Skycrane helicopter from Sikorsky Aircraft Corporation to assist in timber harvesting. After his initial success with the aircraft, the company purchased four Skycranes and subsequently changed its name to Erickson Air-Crane.

    In 1972 we expanded into construction, first using an Aircrane for power line construction while working as a subcontractor for utility companies such as the Bonneville Power Administration, Pacific Gas and Electric Company, and Southern California Edison Company. Since these initial operations, we have placed transmission towers for over 8,000 miles of power lines. In 1975, we expanded our construction offering as an Aircrane placed the final 17 steel sections on the CN Tower in Canada. In 1993, the U.S. Government hired us to remove and replace the "Statue of Freedom," which sits atop the U.S. Capitol dome in Washington, D.C., for renovation, garnering significant media attention. In the years since these initial heavy-lift operations, the Aircrane has been flown in North America, Europe, Southeast Asia, Australia, and South America for use in large-scale delivery, installation, and construction operations.

    In 1992, we purchased the Type Certificate to the Sikorsky S-64E and S-64F model Skycranes, and the aircraft designation was changed to the "S-64 Aircrane" helicopter. Since then, we have developed and certified over 350 modifications and improvements to the original design. By 1993, Erickson Air-Crane had become the manufacturer and support facility for all Aircrane parts and components.

    We certified our attachable fire tank system in 1992, providing the basis for our success in aerial firefighting. Initial overseas firefighting operations commenced in Australia in 1998, and the Aircrane has since maintained an annual presence with the Australian firefighting corps. Aircranes have also been used to fight fires in the U.S., Canada, Greece, France, Italy, Turkey, and South Korea. The performance of the helicopter allowed us to make our first Aircrane sale in 2002, when the South Korea Forest Service purchased four aircraft. A year later, we sold an additional four aircraft to the Italian Forest Service. All eight of those Aircranes were built and delivered between 2002 and 2007. We sold an Aircrane to our first commercial customer in 2009 (subject to the purchaser's right to resell the aircraft to us on July 31, 2013, which was an important term to the purchaser when the sale agreement was negotiated). On August 1, 2011, we entered into an Aircraft Lease and Purchase Option Agreement with HRT, a subsidiary of a Brazilian oil and gas exploration company, pursuant to which HRT leased one Aircrane with an option to purchase the Aircrane that may be exercised by HRT on or prior to January 15, 2012. See "Summary—Recent Developments."

    On September 27, 2007, Stonehouse Erickson Investment Co. LLC, Stonehouse Erickson Management Co. LLC and ZM EAC LLC acquired 100% of our outstanding common stock. On January 8, 2010, ZM Private Equity Fund I, L.P. and ZM Private Equity Fund II, L.P. purchased the interests of the Stonehouse entities.

BUSINESS

Overview

    We specialize in the operation and manufacture of the Aircrane, a versatile and powerful heavy-lift helicopter. The Aircrane has a lift capacity of up to 25,000 pounds and is the only commercial aircraft built specifically as a flying crane without a fuselage for internal loads. The Aircrane is also the only commercial heavy-lift helicopter with a rear load-facing cockpit, combining an unobstructed view and complete aircraft control for precision lift and load placement capabilities.

    We own and operate a fleet of 17 Aircranes, which we use to support a wide variety of government and commercial customers worldwide across a broad range of aerial services, including firefighting, timber harvesting, infrastructure construction, and crewing. We refer to this segment of our business as Aerial Services. We also manufacture Aircranes and related components for sale to government and commercial customers and provide aftermarket support and maintenance, repair, and overhaul services for the Aircrane and other aircraft. We refer to this segment of our business as Aircraft Manufacturing / MRO. As part of our Manufacturing / MRO segment, we also offer CPH contracts pursuant to which we provide components and expendable supplies for a customer's aircraft at a fixed cost per flight hour. We believe CPH contracts help our customers better predict and manage their maintenance costs. In 2010, our Aerial Services and Manufacturing / MRO segments generated revenues of $105.7 million and $12.5 million, respectively. For the nine months ended September 30, 2011, our Aerial Services and Manufacturing / MRO segments generated revenues of $111.2 million and $10.8 million, respectively.

    We own the Type and Production Certificates for the Aircrane, granting us exclusive design, manufacturing, and related rights for the aircraft and OEM components. We invest in new technologies and proprietary solutions with a goal of increasing our market share and entering new markets. We have made more than 350 design improvements to the Aircrane since acquiring the Type Certificate and we have developed S-64 Aircrane accessories that enhance our aerial operations, such as our firefighting tank system and snorkel, timber "heli harvester," and anti-rotation device and hoist.

    We have manufactured 34 Aircranes for our own fleet and for our customers in several countries worldwide. To date, we have sold and delivered nine Aircranes, including our first sale to a commercial customer in 2009 (subject to the purchaser's right to resell the aircraft to us on July 31, 2013, which was an important term to the purchaser when the sale agreement was negotiated). In addition, we recently entered into an Aircraft Lease and Purchase Option Agreement with HRT, a subsidiary of a Brazilian oil and gas exploration company, that provides HRT with an option to purchase one Aircrane on or prior to January 15, 2012. See "Summary—Recent Developments."

    We believe we are the only fully integrated developer, manufacturer, operator, and provider of aftermarket parts and services for a precision heavy-lift helicopter platform, and that there are significant growth opportunities for our business. For example, we believe population growth and deconcentration, which increases the size and breadth of communities that must be protected from wildfires, will lead to increased government spending on rapid response, heavy-lift firefighting solutions such as the Aircrane. See "Business—Competition" and "The Commercial Heavy-Lift Helicopter Industry—Commercial Heavy-Lift Helicopter Markets." There is, however, no guarantee that growth will occur in the markets we serve or that we will be able to take advantage of growth opportunities. See "Risk Factors."

    We target long-term contract opportunities and had a total backlog of $133.1 million as of September 30, 2011, of which $103.4 million was from signed contracts and $29.8 million was from anticipated contract extensions. We expect that approximately $111.8 million of the backlog will not be filled within the current fiscal year. See "Business—Backlog" for a discussion of how we define and calculate backlog. See "Risk Factors—Some of our backlog may be deferred or may not be entirely realized."

    Our Aerial Services operations are seasonal and tend to peak in June through October and tend to be at a low point in January through April. As a result of this seasonality, we have historically generated the majority of our revenues, and our cash flows, in the second half of the calendar year. We had cash used in operations of $8.4 million for the year ended December 31, 2010 and $14.4 million for the nine months ended September 30, 2011. We believe that our cash flows from operations, together with cash on hand and the availability of our credit facilities, will provide us with sufficient liquidity to operate our business for the foreseeable future.

    We have production, maintenance, and logistics facilities in Central Point, Oregon. We currently maintain a year-round international presence with operations in Canada, Italy, Malaysia, and Peru, and an operating presence in Australia, Brazil, and Greece. We employ approximately 700 employees of whom approximately 500 are located in Oregon, primarily at our Central Point facilities and Portland headquarters. We employ approximately 100 pilots. We deploy crews, including pilots and maintenance personnel, on-site where we deploy our Aircranes.

Our Competitive Strengths

    We believe we have certain competitive advantages in the heavy-lift helicopter market that further our ability to execute on our strategy.

    Versatile Heavy-Lift Helicopter Solutions.    The versatility and high payload capacity of the Aircrane, its proprietary mission-specific accessories, and the skill of our pilots and crews, make the Aircrane an attractive solution for a wide variety of aerial services. We believe our fleet of 17 owned and operating Aircranes is the largest commercial fleet of helicopters in the world capable of carrying loads of up to 25,000 pounds and that our role as the manufacturer of the Aircrane, combined with our scale, service readiness, and comprehensive global support network, provides us with a leadership position in the heavy-lift helicopter industry. See "Business—Competition."

    Vertically Integrated Business Model.    We offer a full spectrum of heavy-lift helicopter solutions, including the design, engineering, development, manufacturing, and testing of the Aircrane, as well Aerial Services and MRO services. Our business benefits from close cooperation between our designers and engineers, on the one hand, and our operations personnel, on the other hand, allowing us to quickly react to changing customer needs and new business opportunities. We provide MRO services on our Aircrane fleet, and we continue to supply parts and major maintenance and overhaul services to every aircraft we have sold. We also perform similar operations on components for owners of other aircraft platforms. Our FAA-certificated repair station offers a full array of services, from small repairs to extensive heavy airframe maintenance. Beyond the usual capabilities of a repair station, we have a team of engineers and resident Designated Engineering Representatives to assist in repair and modifications, as well as to address engineering issues that arise during the maintenance process. We believe our integrated approach business model reduces our costs and diversifies our revenue stream, and results in better products and services through close collaboration between our product engineers and our operations personnel.

    Established International Presence.    During our history, we have operated in 18 countries across five continents. Global operations allow us to maximize the use of our fleet for seasonal aerial services and position us to capitalize on opportunities in a broad range of geographies. We currently maintain a year-round international presence in Canada, Italy, Malaysia and Peru, and an operating presence in Australia, Brazil, and Greece. Our global reach and our efficient management structure enable us to provide high-quality, reliable services with high levels of operational availability to our customers. In addition, our geographically distributed fleet minimizes our mobilization costs and the response times in meeting our customers' service requirements. Revenues from external customers by geographic area for the last three fiscal years are provided in Note 11 to our consolidated financial statements included in this prospectus.

    Proprietary Technologies and Continuous Innovation.    We have made more than 350 design improvements to the Aircrane and have developed a variety of innovative accessories for our Aerial

Services, including a 2,650 gallon firefighting tank and snorkel refill system, a "heli harvester" for aerial timber harvesting, and an anti-rotation device and hoist that facilitates precision heavy load placement. We continuously explore ways to deliver innovative solutions to our customers and to potential customers in new markets.

    Valuable Long-Term Customer Relationships and Contracts.    We believe that our established relationships with customers, some of whom have been customers for more than 20 years, allow us to effectively compete for and win new projects and contract renewals. Our long-term relationships help provide us with visibility with respect to our revenue, aircraft utilization, and scheduled usage patterns. We increased our backlog as of September 30, 2011 by $100.1 million to $133.1 million compared to September 26, 2007, the date of the acquisition of the Company by a group of private equity investors. We derived more than 50% of our 2010 revenues from long-term contracts, some of which extend beyond 2013. See "Business—Backlog" for a discussion of how we define and calculate backlog. See "Risk Factors—Some of our backlog may be deferred or may not be entirely realized."

    Experienced and Growth-Oriented Management Team.    Within the last four years, we have added the six members of our senior management team, including our CEO and CFO, our Senior Vice President of Global Sales and Marketing, our Vice President of Manufacturing and MRO, our Vice President of Aerial Services, and our Vice President, General Counsel, and Corporate Secretary. Our senior management team has an average of more than 20 years of experience in the aviation industry and rotorcraft sector. This professional aerospace team provides us with deep domain knowledge, extensive operational and manufacturing expertise, and strong customer and business relationships.

Our Strategy

    Our goals are to strengthen our position in the competitive heavy-lift helicopter industry by continuing to provide innovative, value-added solutions to our customers, and to expand our aircraft and component sales and MRO services. We intend to focus on the following strategies to achieve these goals:

    Maintain Position in Aerial Services and Expand into New Markets.    We intend to leverage our global presence, our vertically integrated offerings, and our innovative technologies to expand our customer base and increase our fleet utilization in existing and new markets. We expect to opportunistically expand our aircraft fleet to support customer demand.

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  Firefighting.  We intend to opportunistically enter European, Asian, and South American countries that have significant fire seasons. We expect the seasonal differences between these countries and those we currently serve will provide us with the opportunity to increase our global fleet utilization and provide more scale in each of our key target regions.

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  Timber harvesting.  We intend to opportunistically enter new markets in South America and Asia where abundant high-value timber resources present significant growth potential for our heavy-lift solutions. In addition, we expect to continue to capitalize on the growing desire for sustainable timber harvesting practices, as we have done in North America and Malaysia.

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  Infrastructure construction.  We believe that infrastructure construction represents a large market with growth potential for us. In particular, we believe that electrical grid development and modernization, oil and gas pipeline construction, wind turbine construction, and other alternative energy projects represent our most significant growth opportunities in this sector.

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  Emergency response.  We have developed and continue to expand a comprehensive emergency response marketing effort to provide advanced global aerial solutions in support of disaster recovery, hazard mitigation, and infrastructure restoration.

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  Crewing.  We have experienced strong demand for crewing services from customers who have purchased our Aircranes and we expect this trend to continue as the global installed base of Aircranes expands.

    Increase Our Aircrane Sales.    We intend to increase sales of the Aircrane to existing and new customers. In addition to generating profits upon sale, we expect an increase in the installed base of Aircranes to augment demand for our crewing services, OEM components, and MRO, and other aftermarket services. We have established a sales team that is focused on expanding Aircrane sales. We completed our first sale of an Aircrane to a commercial customer in 2009 (subject to the purchaser's right to resell the aircraft to us on July 31, 2013, which was an important term to the purchaser when the sale agreement was negotiated). On August 1, 2011, we entered into an Aircraft Lease and Purchase Option Agreement with HRT, a subsidiary of a Brazilian oil and gas exploration company, pursuant to which HRT has leased an Aircrane, with an option to purchase the Aircrane that may be exercised by HRT on or prior to January 15, 2012. See "Risk Factors—Some of our backlog may be deferred or may not be entirely realized" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Trends and Uncertainties Affecting Our Business."

    Expand Our MRO and Aftermarket Solutions.    We intend to leverage the expertise of our highly trained engineers and maintenance support personnel to extend our MRO capabilities across aircraft platforms similar to the Aircrane. We have entered into a service and supply agreement with Bell pursuant to which we will manufacture and sell certain commercial aircraft parts and components to Bell. We believe that we are also well-positioned to provide similar services for other aircraft, directly or in partnership with OEMs. These OEMs are increasingly focused on developing new platforms rather than on servicing legacy platforms, because their large fixed-cost structures and limited engineering capacity often render the latter uneconomical. We are currently pursuing aftermarket OEM opportunities that leverage our engineering expertise.

    Maintain a Focus on Long-Term Customer Relationships and Contracts.    We intend to focus on developing long-term relationships with key customers through reliable performance and a strong commitment to safety and service. This focus has resulted in an increase in our backlog and we believe it has given us a competitive advantage in competing for new contracts and renewals of existing contracts.

    Maintain a Continued Focus on Research and Development.    We are dedicated to continuous innovation and significant research and development projects. Our operations have benefited from innovations such as our fire tank and snorkels, anti-rotation device and hoist, hydraulic grapple and a redesigned AFCS. We have several new product applications and aircraft accessories under development, including composite main rotor blades, and a universal multipurpose container for cargo transportation. See "Business—Research and Development." Innovative new products and capabilities enhance the reliability and versatility of our aircraft in existing and new markets, enabling us to expand our market access, increase our customer base, and capture additional market share.

    Selectively Pursue Acquisitions of Businesses and Complementary Aircraft.    We intend to continue to opportunistically evaluate the acquisition of businesses and aircraft that could complement and enhance our Aerial Services capabilities and service offerings and increase our access to customers and our penetration of new and existing markets.

    There is no guarantee that we will be able to execute on our strategies, and, even if we successfully execute on our strategies, there is no guarantee that our strategies will strengthen our position in the heavy-lift helicopter industry. Our ability to execute on our strategies is subject to risks and uncertainties described in "Risk Factors."

Changes to Our Company Since Our 2007 Acquisition

    All of our issued and outstanding common stock was acquired by a group of private equity investors in September 2007. Our new stockholders have taken several steps to improve our business and financial position and improve our focus on implementing our strategies.

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  Management.  We have added strong professional aerospace managers to our management team, adding six members of our senior management team, including our CEO and CFO, our Senior Vice President of Global Sales and Marketing, our Vice President of Manufacturing and MRO, our Vice President of Aerial Services, and our Vice President, General Counsel, and Corporate Secretary. This management team has extensive experience in the helicopter services and aerospace manufacturing sectors and has brought significant improvements to our operations.

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  Corporate Functions.  Under the leadership of the current management team, we have institutionalized all corporate functions and developed key performance indicators that are reviewed monthly with our senior leadership team. This includes a comprehensive revenue forecasting process. Our governance has been enhanced through the use of a transaction approval process for all material transactions. Safety, operating, and strategic plans are now in place. Investments in leadership talent and systems have been made in our sales and marketing and finance groups. We have implemented a new ERP that integrates our financial and manufacturing processes.

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  Focus on Long-Term Contracts.  We have focused on building a diverse range of long-term relationships and obtaining long-term contracts. We have increased our backlog as of September 30, 2011 by $100.1 million to $133.1 million compared to September 26, 2007, the date of the acquisition of the Company by a group of private equity investors. We derived more than 50% of our 2010 revenues from long-term contracts, some of which extend beyond 2013. See "Business—Backlog" for discussion of how we define and calculate backlog. See "Risk Factors—Some of our backlog may be deferred or may not be entirely realized."

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  Increased MRO Focus.  Prior to our acquisition, our MRO effort was primarily internally focused. While servicing our own fleet of 17 Aircranes remains the largest component of our current MRO activities, we have broadened our focus to leverage our expertise with the Aircrane to offer MRO services across similar aircraft platforms. We are currently pursuing various aftermarket OEM opportunities.

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  Increased Effort to Expand Aircrane Sales.  Our sales group is dedicated to expanding Aircrane sales, and has significantly increased our sales pipeline activities. We may enter into agreements providing options to potential customers on future aircraft deliveries, which options only become binding obligations on us if non-refundable deposits are paid, usually shortly after the agreement is signed. The options allow us to engage potential customers in the sale process.

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  Oil and Gas Pipeline Construction.  We have begun penetrating the oil and gas pipeline construction services market. We have recently entered into a three-year services contract with an oil and gas exploration company in Peru and have entered into an Aircraft Lease and Purchase Option Agreement with a subsidiary of a Brazilian oil and gas exploration company.

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  Improved Standards for Safety and Quality.  We have implemented specific, company-wide safety and quality processes to further enhance our safety and quality culture and now exceed several recommended FAA standards. These processes allow us to provide all of our employees and customers with consistently safe and high-quality service, which we believe is essential to our business. In recognition of the importance of safety, we have a full-time dedicated Safety & Compliance Department reporting directly to the CEO. We operate under a fully implemented Safety Management System, which meets or exceeds current FAA requirements. We received AS9100 Certification in May 2009. In March 2010, United Registrar Services performed an annual surveillance audit and gave us a 100% performance rating.

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  Increased Media Exposure.  Our management team has pursued various opportunities to increase the Aircrane's media exposure. In addition to features in newspapers and magazines, the unique design and capabilities of our Aircrane have been featured in a recent documentary by National Geographic and at the center stage of the 2009 EAA Airventure Oshkosh airshow.

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  Headquarters Relocation.  In March 2009, we relocated our corporate headquarters from Central Point, Oregon to Portland, Oregon, which we believe has improved our ability to attract and retain highly qualified management personnel and provides us with improved access to our global customers and facilities.

Products and Services

    Our Aircrane is a versatile and powerful precision heavy-lift helicopter with lift capacity of up to 25,000 pounds. The Aircrane is the only commercial aircraft built specifically as a flying crane, in contrast to those with fuselages built for internal loads. The Aircrane's unique design allows us to perform a wide variety of critical services, including firefighting, timber harvesting, and infrastructure construction. The Aircrane is the only helicopter in the world with a rear load-facing pilot station that provides an unobstructed view and complete control of the load being placed. We believe the aircraft's inherent versatility, large payload capacity, and precision placement capabilities provide us with competitive advantages and support our position as a leading provider of heavy-lift helicopter solutions worldwide. See "Business—Competition."

    The table below highlights the specifications of our two Aircrane models:

Specification	S-64E	S-64F
Power Plant	2 Pratt & Whitney JFTD12A-4A	2 Pratt & Whitney JFTD12A-5A
Shaft HP	4,500 per engine, 9,000 total	4,800 per engine, 9,600 total
Gross Weight (Max.)	42,000 pounds	47,000 pounds
Empty Weight	20,200 pounds average	20,400 pounds average
Payload Capacity	20,000 pounds	25,000 pounds
Max Cruise Speed	115 knots = 132 miles per hour	104 knots = 119 miles per hour

    The Aircrane was originally manufactured by Sikorsky Aircraft Corporation. We purchased the S-64 Type Certificate from Sikorsky in 1992 and have since developed and certified over 350 modifications and improvements to the original design, which have significantly enhanced the Aircrane's versatility and precision heavy-lift capabilities. In addition, we are committed to continuous innovation and the allocation of resources to the design, engineering, and development of new and improved Aircrane tools and accessories. Components such as the anti-rotation device and hoist, hydraulic grapple, and high-volume fire tank and snorkel enhance the Aircrane's ability to perform effectively and cost-efficiently. As we continue to enter new markets we will continue to design and develop products as needed. The table below highlights some of our proprietary Aircrane accessories.

Accessory	Market	Description
Fire Tank and Pond Snorkel	Firefighting	2,650 gallon tank that drops water, retardant, or foam mix; includes a water-collecting snorkel that refills the tank with fresh water in less than 45 seconds
Fire Tank and Sea Snorkel	Firefighting	2,650 gallon tank with anti-sea spray device, enabling in-flight seawater refill in less than 45 seconds while minimizing the damaging effects of seawater spray from stationary refilling
Foam Cannon	Firefighting	Water, foam, and fire retardant dispenser that forces a stream of retardant at 300 gallons per minute with a coverage range of 200 feet.
Hydromulch Loading Manifold	Post-Firefighting	Dispenser of mulch and other regenerative materials for post-fire management, promoting regrowth and reducing post-fire erosion
"Heli Harvester"	Timber Harvesting	Self-seating harvester that allows timber harvesting operations with no ground crew required during helicopter operations
Hydraulic Grapple	Timber Harvesting and Infrastructure Construction	Exerts over 42,000 pounds of pressure to secure timber as it is harvested in an ecologically friendly manner; supports debris removal
Long-Line Shock and Pendant	Timber Harvesting and Infrastructure Construction	Shock-absorbing aircraft attachment for hydraulic grapple that absorbs load variances, facilitating smoother flying and increased aircraft longevity

Accessory	Market	Description
Anti-Rotation Device and Hoist	Infrastructure Construction	Prevents load rotation and enables precise load placement
Material Transport Bucket	Infrastructure Construction	Allows for the transportation and precision delivery of various materials to a particular location

    We have several new product applications and aircraft accessories under development, including composite main rotor blades and a universal multi-purpose container for cargo transportation. Innovative new products and capabilities enhance the reliability and versatility of our aircraft, which we believe positions us well to increase our customer base and market share. See "—Research and Development."

Aerial Services

    We provide heavy-lift aerial helicopter solutions to domestic and international customers. Our Aircrane was designed as a versatile, airborne heavy-lift platform with capabilities that support a wide variety of missions and end-markets. The Aircrane is capable of providing heavy-lift solutions to a wide variety of industries, including firefighting, timber harvesting, infrastructure construction, oil and gas and energy related construction, disaster recovery, and emergency response. We own, operate, and maintain a fleet of 17 Aircranes, making us the world's largest Aircrane operator. We typically lease our aircraft to customers for specific missions, with customers generally paying for the aircraft, maintenance, and crewing services, as well as fuel expense. In addition, we currently provide crewing for the majority of aircraft we have sold.

    Our air crews consist of two or three pilots per aircraft who are capable of flying daily missions of up to 10 hours. Aircrane missions are highly specialized and require pilots, mechanics, technicians, and support crews with extensive experience in helicopter operations and in specific mission training. To support our commitment to safety and quality service, we recruit pilots with exceptional long-term in-flight helicopter experience and require that new hires spend significant time as co-pilots before graduating to full pilots, regardless of previous experience in other aircraft. We believe that our attractiveness to customers depends not only on the capabilities of our aircraft but also on the high level of training and abilities of our air crews and support personnel, as well as our safety policies and procedures. See "Business—Employees and Training."

    Aerial services accounted for 89% of our consolidated revenues in 2010 (52% firefighting, 28% timber harvesting, 5% construction, and 15% crewing), 76% in 2009 (66% firefighting, 21% timber harvesting, 6% construction, and 7% crewing), and 96% in 2008 (60% firefighting, 30% timber harvesting, 6%  construction, and 4% crewing). Our aerial services are seasonal, but our global operations help us mitigate the effects of seasonality; for example, the firefighting season in the U.S. typically runs from May to October and in Australia it typically runs from October to February.

    One of the Aircranes in our fleet is subject to the Aircraft Lease and Purchase Option Agreement with HRT. If HRT exercises its purchase option, unless we convert one of our manufactured Aircranes held in inventory into part of our fleet, our fleet will be reduced to 16 Aircranes.

    Periodically, Aircranes are removed from service and undergo heavy maintenance activities, including inspections and repairs of the airframe and related parts as required. The actual time between heavy maintenance depends on many factors, including hours of operation and kind of use. We perform the heavy maintenance procedures at our Central Point facilities. Heavy maintenance requires several months to complete during which time the Aircrane is not available to provide Aerial Services. We attempt to schedule heavy maintenance so that no more than one Aircrane is out of service undergoing heavy maintenance at any time.

    Firefighting.    Our Aircrane Helitanker–the Aircrane with an attached 2,650 gallon fire tank–is a versatile, powerful, and cost-competitive aerial firefighter. The Aircrane Helitanker has provided firefighting services in the U.S., Canada, Mexico, Italy, Greece, France, Turkey, and Australia. Our firefighting customers include federal, state, local, and international government agencies who hire us to be available as needed. Under our typical firefighting contracts, aircraft are deployed to locations prone to seasonal fires and remain on standby throughout the fire season. For these contracts, which we refer to as exclusive-use contracts, we typically charge on a per-day basis for availability and on a per-hour basis for actual aircraft use. In some circumstances, we only charge for actual aircraft use; these contracts, which we refer to as call-when-needed contracts, have considerably higher daily and/or hourly rates than our exclusive-use contracts. Because fire seasons differ in the Northern and Southern Hemispheres, we are able to capitalize on the year-round demand for firefighting services by moving aircraft from one location to another.

    Our 2,650 gallon fire tank features microprocessor controlled tank doors that allow for eight different coverage levels. The tank provides the Aircrane with a comparable delivery capacity of fixed-wing tanker planes and the increased maneuvering capabilities of a helicopter. Fixed-wing alternatives must land to reload or skim-load from large bodies of water. Our Helitanker reloads while in flight in 45 seconds or less from any available water source deeper than 18 inches, including rivers, lakes, oceans, and cisterns. As a result, if there is a water source nearby, the Aircrane can reload and return to its target significantly faster than fixed-wing alternatives, resulting in a substantially larger total drop capacity and a more cost-effective solution for fighting most fires.

    Our proprietary accessories, including our water cannon, sea and pond snorkels, and hydromulch loading manifold, have helped us remain a leader in the firefighting market. As we look to increase our market share within the international firefighting market we will continue to pursue new product innovations.

    Timber Harvesting.    We have flown the Aircrane in high-performance, low-impact timber operations since 1971 in a number of regions, including the U.S., Canada, and the tropical forests in Malaysia. Our customers request our harvesting solutions primarily for high-value timber, such as tropical hardwoods and for remote area harvesting in locations that would otherwise require road construction or prohibit ground-based harvesting.

    Aerial timber harvesting with the Aircrane is a cost-competitive, sustainable, and environmentally friendly method of harvesting high-value and difficult to access timber. Timber is vertically lifted and transported with our proprietary hydraulic grapple, minimizing the need for road development and large support crews on the ground. We believe one Aircrane can harvest and transport the same amount of timber in a day as approximately 50 ground tractors. The environmental benefits of this sustainable forest practice include far less damage to adjacent stands of trees, soil, and riparian areas.

    Infrastructure Construction.    The Aircrane's rear load-facing pilot seat, combined with the skill and experience of our pilots, makes the aircraft particularly well-suited for infrastructure projects that require extreme precision in load delivery, such as electricity transmission and broadcasting towers, oil and gas pipelines, wind turbines, mining conveying systems, industrial equipment, emergency shelters, and ski-lift equipment. The Aircrane can be configured to transport heavy machinery and equipment such as heating, ventilating, and air conditioning HVAC units, automotive equipment, and other large cargo items.

    We have developed a number of innovative mission-specific tools and accessories that further enhance our capabilities and increase our versatility, including our anti-rotation device and hoist, hydraulic grapple, and material transport bucket.

    Crewing.    For customers who purchase an Aircrane but lack qualified operating personnel, we offer pilots and field maintenance crews on an annual or multi-year contract basis. Because we are currently the largest employer of trained and qualified Aircrane pilots, crew chiefs, field mechanics, and other support personnel worldwide, we are often a critical solution for effective crewing of our sold aircraft. We provide crewing services for five of the nine aircraft we have sold since 2002. As we increase our sales of Aircranes, we expect our crewing services to increase accordingly.

Aircraft Manufacturing and Maintenance, Repair, and Overhaul (Manufacturing / MRO)

    Through our Manufacturing / MRO segment we manufacture Aircranes from existing airframes, manufacture new components on a contract basis, and provide customers with FAA and EASA certified MRO services in our AS9100 certified facility. The MRO process includes the disassembly, cleaning, inspection, repair, and reassembly of airframes, engines, components, and accessories, as well as the testing of complete engines and components. We perform major maintenance, repair, and overhaul on our own Aircranes, and we continue to provide parts and major maintenance and overhaul services to each aircraft we have sold. We also offer "cost per hour" ("CPH") contracts in which we provide all parts and service for a customer's aircraft at a fixed hourly rate, increasing our customers' ability to predict and manage their maintenance costs. Our Manufacturing / MRO segment accounted for 11% of our 2010 consolidated revenue.

    We have manufactured a total of 34 Aircranes for our own use and for customers, and have sold one for domestic construction operations and eight for international firefighting operations. In years when aircraft sales occur, they typically account for more than 10% of our consolidated revenues. We also build and manufacture Aircranes for our own use as dictated by customer demand and currently own, operate, and maintain 17 Aircranes. All of our aircraft are built in-house at our facility in Central Point, Oregon, enabling us to manufacture an Aircrane to new specifications in approximately six to fourteen months depending on specifications and lead times. As the owner of the S-64 Type and Production Certificates, we also have the exclusive authority and ability to manufacture an Aircrane entirely from new parts. We believe our manufacturing operations are scalable. We recently reduced manufacturing capacity in our November 2011 reduction-in-force, and if we experience significantly increased customer demand for our Aircranes, we anticipate being able to meet such demand by rapidly expanding our manufacturing capacity and related resources.

    We have extensive capabilities in new parts production of airframes, aircraft systems, and avionics components for a wide variety of rotary and fixed-wing aircraft. Our highly skilled mechanics and technicians regularly manufacture airframe subassemblies and other sheet metal parts and have machining capabilities that include computer numerical control milling, grinding, and lathing. Our manufacturing operations can fabricate hard-to-locate parts, or even reverse engineer and reproduce parts that may no longer be available from traditional sources. We manufacture aluminum main and tail rotor blades and have partnered with OEMs to design and manufacture composite main rotor blades that we believe will significantly improve the performance of our Aircranes and other helicopters.

    While we provide MRO services to our own Aircranes, we continue to provide parts and major maintenance and overhaul services to every Aircrane we have sold. We also perform similar operations on engines and other components for owners of other aircraft platforms. Our FAA-certificated repair station offers a full array of services from small repairs to extensive heavy airframe maintenance. Beyond the usual capabilities of a repair station, we have a team of engineers and resident Designated Engineering Representatives to assist in repair and modifications, as well as to address any engineering issues that arise during the maintenance process.

Research and Development

    Our research and development efforts have been critical to our success, and we dedicate significant resources to improving our aircraft's performance and developing new applications and products. We spent approximately $3.2 million on research and development in the first nine months of 2011, $6.4 million on research and development in 2010, $6.9 million in 2009, and $7.0 million in 2008. We have recently completed several new product applications and aircraft accessories and have others under development, including the following:

  •
  A redesigned Automated Flight Control System that significantly improves system performance and reliability and reduces maintenance costs, certified by the FAA in 2010.

  •
  Night vision cockpit instrumentation, certified by the FAA in 2010.

  •
  Composite main rotor blades, with respect to which the detailed design is complete and manufacturing tooling is fabricated, and prototype blades have been fabricated.

  •
  A universal multi-purpose container for the transportation of cargo, a prototype of which has been tested and proven, and with respect to which variations are in development for medical facilities and portable command centers.

Innovative new products and capabilities enhance the reliability and versatility of our aircraft in existing and new markets, enabling us to expand our markets, increase our customer base, and capture additional market share.

Backlog

    Backlog represents the amount of revenue that we expect to derive from signed contracts, including oral contracts that have been subsequently memorialized in writing, or anticipated contract extensions. For contracts that include both a daily and an hourly rate component, only the daily component of revenue is included in backlog and an estimate of the expected hourly revenue is not included. For contracts that include a guaranteed number of hours, the value of the guaranteed hours is included in backlog. For cost per hour contracts, which depend on hours flown by our customers, we calculate the contribution to backlog based on contracted minimum hours. When a binding aircraft sale contract has been signed with a customer, the purchase price of the aircraft is included in backlog. When we sign a contract giving a potential purchaser an option to purchase an aircraft which only becomes binding on a non-refundable payment of a material option fee, we do not include the purchase price of the aircraft in backlog until the non-refundable payment has been made and the contract is a binding purchase contract. We calculate the contribution to backlog for some timber harvesting contracts based on our estimate of the cubic meters of high grade timber we expect to deliver under the contract based on our experience. The backlog as of September 30, 2011 is estimated at $133.1 million, of which $103.4 million is attributable to signed contracts and $29.8 million is attributable to anticipated contract extensions. A substantial portion of our backlog is related to anticipated contract extensions. See "Risk Factors—We have a significant backlog that may be deferred or may not be entirely realized."

Sales and Marketing

    Sales and marketing assignments are allocated based on geography to regional managers who are responsible for generating qualified sales leads. Once a potential customer is qualified, the managers are supported by segment managers who provide subject matter expertise on our various products and services. We have retained consultants to assist us with new government contracting opportunities in the U.S. We also retain independent representatives in specific countries on a commission basis. Our independent representatives operate under contracts in which they pledge to act in full compliance with the Foreign Corrupt Practices Act and other applicable legislation.

    As a part of our sales effort, we may enter into agreements providing potential customers with an option to purchase an aircraft from future production. Such agreements can be structured as a purchase agreement which is not binding until a non-refundable deposit is paid. On payment of the negotiated option payment or non-refundable deposit, and on occasion negotiation of a more specific purchase agreement, the agreement becomes binding. Such agreements allow us to engage potential customers without committing the customer. No income is recognized on such agreements until the non-refundable payment is made and a binding purchase commitment exists. See "Risk Factors—Cancellations, reductions or delays in customer orders, delays in delivery of Aircranes, or customer breaches of purchase agreements may adversely affect our results of operations and our ability to comply with covenants under our Credit Agreement."

    Our marketing functions are principally directed at identifying and understanding geographic markets and developing new applications for our products and services. We are currently focused on potential energy applications for oil and gas exploration, transmission towers, and pipeline development in South America, Europe, North America, and Asia. In firefighting applications, we are focused on Southern Europe, South America, and Asia. We are pursuing timber harvesting applications in North America, Asia, and South America and construction applications in North America, Europe, the Middle East, South America, and Asia. In addition to our traditional operating markets, we are exploring various new product applications to enable us to enter new markets such as emergency response.

Significant Customers

    Each of the following customers accounted for over 10% of our sales in 2010: the U.S. Forest Service, Protezione Civile (Italian government), Hellenic Fire Brigade, and Samling Global. We have existing contracts with each of our Aerial Services customers who accounted for 10% of our 2010 revenues, and we believe our relationships with each of these customers is good. In June 2010, we entered into a new agreement to provide firefighting services for the Hellenic Fire Brigade; due to concerns relating to the economic crisis in Greece, we were able to negotiate advance payments comprising approximately 50% of the expected 2010 revenues under that agreement. During 2010, we received both the advance payment and the remaining balance for the 2010 fire season. During 2011, we received the advance payment, with the remaining balance due in January 2012. Advances received that have not been earned have been properly deferred.

Intellectual Property

    Because we own the S-64 Type and Production Certificates, we are the only company authorized to manufacture the Aircrane and OEM components for the Aircrane. In addition, our core technologies are protected through a combination of intellectual property rights, including trade secrets, patents, copyrights, and trademarks, as well as through contractual restrictions. We enter into confidentiality and inventions assignment agreements with our designers, engineers, consultants, and business partners, and we control access to and distribution of our proprietary information.

    We have patents related to our fire tank in the U.S. that expire in 2011 and 2012. We also have patents related to our sea snorkel in the U.S., Canada, Korea, China, certain countries in Europe, and elsewhere. Our sea snorkel patents expire in the U.S. in 2021.

    We may file for additional patent protection as we deem appropriate to protect new products.

    We have registered the AIR CRANE word mark in the United States and we have registered the Erickson logo, featuring a design of an Aircrane. We have also registered the A.I.R.S. word mark in the United States. We have a pending trademark filing in the United States for the AIRCRANE INCIDENT RESPONSE SYSTEMS word mark.

Insurance and Risk Management

    We mitigate risk by maintaining hull and liability insurance on our aircraft covering us for loss of or damage to the aircraft and for the cost of defending against and paying any claims brought by others. We also insure the aircraft against war risk and related perils. In addition, we maintain insurance for other risks inherent in doing business, such as automobile liability, pollution liability, and workers' compensation coverage. In some instances, we are covered by indemnity agreements from our customers in lieu of, or in addition to, our insurance.

Competition

    We compete with several other heavy-lift helicopter operators in one or more of our markets. We believe our fleet of 17 owned and operating Aircranes is the largest commercial fleet of helicopters in the world capable of carrying loads of up to 25,000 pounds. See "The Commercial Heavy-Lift Helicopter Industry—Commercial Heavy-Lift Alternatives."

    The following table presents our primary competitors in the commercial heavy-lift market.

Competitor	Competitor's Services	Total Heavy-lift Helicopters Operated(1)
Helicopter Transport Services	• Aerial services and support to the petroleum, forestry, and mining industries; aerial fire suppression, aerial construction, air ambulance, electronic news gathering, executive transport, motion pictures	14	(2)
Columbia Helicopters	• Heavy-lift aerial services, including construction, oil rig moves, oil rig support, timber removal, firefighting, disaster recovery	22	(3)
	• Maintenance, overhaul, and repair services
Siller Brothers	• Aerial firefighting, construction, timber harvesting, hydroseeding	6	(4)
	• Maintenance, facility, and overhaul

(1)
For purposes of this chart, heavy-lift helicopters are defined as having an external load capacity of 10,000 pounds or more. See "The Commercial Heavy-Lift Helicopter Industry—Commercial Heavy-Lift Alternatives."

(2)
Consists of ten CH-54A/B, one S-64E, and three S-61/N aircraft.

(3)
Consists of six Columbia 234 and sixteen Columbia 107 aircraft.

(4)
Consists of two S-64E, one CH-54A, and three S-61/N aircraft.

    In a more general sense, we compete with other airborne solutions, including fixed-wing firefighting operators, and with a variety of ground-based alternatives. Competition is generally on the basis of appropriateness of the solution, cost, reliability, and environmental impact. For some missions, such as the transportation of the "Statue of Freedom" from the U.S. Capitol or other precision placement of heavy loads, the Aircrane's precision and heavy-lift capabilities often make it the preferred choice. For other missions, such as firefighting, the Aircrane competes against other aircraft and ground-based solutions and is often one in an array of resources used by a customer.

    On a platform basis, we believe our closest competitor is the Columbia 234 "Chinook" helicopter, the Type Certificate for which is owned by Columbia Helicopters. A number of military helicopters could, if made available for civilian use, be deployed in operations similar to those that we undertake and have significantly greater lift capacity and range.

Facilities

    We operate from two principal facilities that we own in Central Point, Oregon. Our operations and general offices are located in an 88,548 square foot factory on an eight-acre site. We also operate a 50,000 square foot warehouse on a 40-acre site approximately four miles from our operations facility. In their current configuration, our facilities can support all of our current operations and the manufacture of up to four aircraft per year.

    We lease approximately 7,300 square feet of headquarters office space in Portland, Oregon under a lease that expires in 2013. We lease office and hangar space for our foreign operations.

Employees and Training

    We employ approximately 700 employees, of whom approximately 500 are located in Oregon, primarily at our Central Point facilities and Portland headquarters. We employ approximately 100 pilots. We deploy crews, including pilots and maintenance personnel, on-site where we deploy our aircraft. Our employee base is generally stable and turnover is low. None of our employees is represented by a labor union. Our 11 pilots in Italy are covered by statutory employment protections.

    Our hiring policies dictate that pilots have a minimum of 1,500 hours of Pilot in Command helicopter time to be employed by us as a Second in Command pilot. The training process for these pilots to advance to Captain status is extensive and can take up to five years. Our Aircrane Captains have an average of over 10,000 hours of helicopter time, with extensive experience in fire and vertical reference missions.

    Our field mechanics are qualified to a number of levels of Return to Service ("RTS") on the Aircrane based on work experience and task qualification. All field mechanics must meet the requirements of the FAA approved Repair Station Part 145 Training Program and minimum task qualifications as specified in Erickson's Standard Operating Procedure # 2005 before becoming qualified to sign off the aircraft. The task qualification process typically takes three to five years for an FAA certificated mechanic to reach Full RTS. This process ensures that the individuals maintaining our fleet of Aircranes meet the high standards that have become associated with Erickson Air-Crane. In addition to the Limited and Full RTS qualifications, a number of our field mechanics hold other task qualifications in Non Destructive Testing, Pilot-Static Testing, and ATC Transponder Testing.

    On November 2, 2011, we completed a company restructuring that included a reduction-in-force of 119 employees. The restructuring was needed to realign our operating expenses to ensure that we remain competitive in the markets we serve.

Regulation

    All aspects of our business are heavily regulated under federal, state, local, and foreign laws and regulations. These laws and regulations may require us to maintain and comply with a wide variety of certificates, permits, licenses, noise abatement standards, and other requirements. These regulatory agencies have the authority to modify, amend, suspend, or revoke the certificates, permits, and licenses granted to us for failure to comply with provisions of law or applicable regulations, and may impose civil or criminal penalties for violations of applicable rules and regulations.

    Federal Aviation Administration and Comparable Agencies.    Our aerial operations, aircraft manufacturing, and MRO are subject to complex aviation and transportation laws and regulations under which the United States Department of Transportation ("DOT"), principally through the FAA, exercises regulatory authority over certificate holders and persons that operate, manufacture, or repair aircraft. We are also subject to comparable regulation in several foreign countries with respect to our operations in those countries.

    The FAA and comparable foreign agencies, including the European Aviation Safety Agency, have jurisdiction over many aspects of our business, including:

  •
  The issuance of type certificates for the Aircrane;

  •
  Approval of major modifications to the Aircrane or its systems;

  •
  Approval of Aircrane accessories used in our operations, such as our sea snorkel and our anti-rotation device and hoist;

  •
  Promulgation and enforcement of rules governing the operation of aircraft generally and in connection with specific missions;

  •
  Promulgation and enforcement of rules governing the manufacture and repair of aircraft, aircraft systems, and aircraft components; and

  •
  Promulgation and enforcement of rules governing the qualification, training, and currency of pilots, flight crew, and repair and maintenance personnel.

    The FAA and comparable foreign authorities actively monitor compliance with these rules and conduct regular inspections and audits of our operations and facilities. A serious violation of any of these rules could result in the imposition of fines or penalties, the revocation of our type certificate or the suspension or revocation of our operating licenses. The aviation regulation agencies in various jurisdictions sometimes work in concert to avoid duplication of regulatory effort, but each agency has authority to impose and enforce its own regulations and conduct its own inspections with respect to operations within its jurisdiction.

    U.S. federal laws require that at least 75% of the voting securities of a domestic air carrier be owned or controlled by citizens of the U.S., and that its president and at least two-thirds of its directors and managing officers be U.S. citizens. We believe that these requirements do not apply to our operations. Nonetheless, out of caution and to allow for possible changes in our future operations, we have adopted governance practices to ensure our compliance with these provisions even if inapplicable. Our CEO and at least two-thirds of our directors and managing officers are U.S. citizens, and our second amended and restated certificate of incorporation and second amended and restated bylaws restrict voting of shares of our capital stock by non-U.S. citizens. Our second amended and restated bylaws provide that no shares of our capital stock may be voted by or at the direction of non-U.S. citizens unless such shares are registered on a separate stock record, which we refer to as the foreign stock record. Our second amended and restated bylaws further provide that the voting rights of the shares registered on the foreign stock record in the name of each foreign stockholder will be proportionally reduced so that the voting rights of the amount so registered are reduced if the amount registered would exceed the foreign ownership restrictions imposed by federal law.

    The FAA and comparable foreign agencies may adopt new regulations, directives, or orders that could require us to take additional compliance steps or result in the grounding of some of our aircraft or the suspension of certificates or licenses, which could increase our costs or result in a loss of revenues. New regulations could also restrict our operations or increase our operating costs.

    Environmental Regulations.    We are subject to increasingly stringent federal, state, local, and foreign environmental laws and regulations concerning, among other things, water discharges, air emissions, hazardous material and waste management, and environmental cleanup. Future regulatory developments may require us to take additional action to maintain compliance with applicable laws. For example, future laws and regulations limiting the emission of greenhouse gasses could, among other things, require us to change our manufacturing processes, which may require us to make significant additional expenditures.

    Certain of our operations are also subject to the oversight of the Occupational Safety and Health Administration ("OSHA") concerning employee safety and health matters.

    Other Regulations.    Our operations in non-U.S. jurisdictions are subject to local governmental regulations that may limit foreign ownership of aviation companies. Because of these local regulations, we conduct some of our operations through entities in which local citizens own a majority interest and we hold a minority interest, or through local agents.

Safety

    We have company-wide safety and quality processes administered by a Safety & Compliance Department reporting directly to the CEO. We received Safety and Health Achievement Recognition Program ("SHARP") Certification in 2009 from the Oregon OSHA. The SHARP Certification identifies companies that achieve a level of safety that far exceeds base compliance standards. Also in 2009, we were recognized by the local chapter of the American Society of Safety Engineers with the STAR Award, which recognizes companies that have demonstrated commitment to workplace safety by lowering their OSHA recordable accident rate over multiple years. We operate under a fully implemented Safety Management System ("SMS") which exceeds FAA requirements. SMS is the global aviation gold standard for managing risk. We have been a participant in Helicopter Association International's Platinum Program of Safety for the last four years and have received its Safe Operator Award for 2009. We received AS9100 Certification in May 2009. In March 2010, United Registrar Services performed an annual surveillance audit and gave us a 100% performance rating. The FAA presented us with a "Gold Certificate of Excellence" honoring our participation in the FAA-sponsored Aviation Maintenance Training program in 2008 as well as a "Special Recognition Award" signifying participation with the program for the past five years.

Legal Proceedings

    From time to time, we are party to various legal proceedings in the normal course of business. These claims, even if lacking in merit, may result in the expenditure of significant financial and managerial resources. We were recently, or are currently, a party to the following significant legal proceedings.

Pending Proceedings

    U.S. Forest Service Claim.    In early June 2008, we were awarded four contracts with the United States Forest Service ("USFS"). In late June 2008, the USFS issued a stop work order on three of the four contracts. In October 2008 we filed a request for equitable adjustment on the stop work order with the USFS Contracting Officer. After being denied on our request for equitable adjustment, in July 2009, we filed a claim with the Civilian Board of Contract Appeals for approximately $3.0 million, which represented our estimate of additional costs incurred by us under these contracts, which we were not able to mitigate, as a result of the stop work order. We believe that these additional costs are compensable under USFS rules. An independent expert has determined the amount of these additional costs at $2.8 million. We recorded approximately $3.0 million as a receivable in 2008, and subsequently have reduced this amount to reflect the revised estimate of additional costs we anticipated to recover. We attended a hearing before the Civilian Board of Contract Appeals in April 2011 to present our case to the Board. All post-hearing briefs were filed in August 2011. We expect a final ruling from the Board before December 31, 2011.

Settled Proceedings

    IRS Claim.    The IRS issued a Notice of Proposed Adjustment on June 3, 2009 proposing to reallocate foreign tax credits amounting to $9.8 million taken in 2005 and 2006 to earlier tax years. We submitted the matter to IRS appeals. On August 25, 2011, our assigned IRS appeals officer verbally advised us that the IRS agreed with our original position concerning the foreign tax credits, and this matter has now been formally settled with the IRS.

    Evergreen Claim.    Evergreen Helicopters, Inc. ("Evergreen") filed a complaint against us in the U.S. District Court for the District of Oregon on June 29, 2009 alleging claims under the Sherman Antitrust Act and the Clayton Act and for breach of contract. Evergreen alleged that we breached our obligations to Evergreen as a third-party beneficiary to a 1992 contract between us and Sikorsky Aircraft Corporation by restricting the supply of parts and not supplying parts for its S-64E in a timely manner, particularly in the four-year period prior to the filing of the complaint, and by restricting the supply of parts and not supplying parts for CH-54As. Evergreen also alleged that we had monopoly power in the alleged heavy-lift helicopter service and parts markets, or that we were attempting to obtain such monopoly power, and that Evergreen's business was injured by our actions. On February 15, 2011, we entered into a settlement agreement with Evergreen, pursuant to which we paid Evergreen a total of $10.0 million in cash. In exchange for the $10.0 million payment from us, Evergreen dismissed the claim and has released us from all potential claims of any kind up to the date of the settlement.

Organizational Structure

    Some of our foreign operations are conducted through local subsidiaries and are structured to ensure compliance with local ownership laws and other requirements. Typically, we provide comprehensive lease services to our minority-owned subsidiaries under agreements which are cancelable by us; those subsidiaries in turn contract with foreign entities.

MANAGEMENT

Directors and Executive Officers

    The following table provides information regarding our executive officers and directors as of the date of this prospectus. Concurrent with the closing of this offering, we expect that our board of directors will consist of seven members, a majority of which are expected to be "independent" as defined under SEC and NASDAQ rules.

Name	Age	Position
Udo Rieder	52	President and Chief Executive Officer, Director
Charles Ryan	57	Senior Vice President and Chief Financial Officer
David Valaer	49	Senior Vice President of Global Sales and Marketing
H.E. "Mac" McClaren	56	Vice President and Head of Aerial Services
David Ford	61	Vice President of Manufacturing and MRO
Edward Rizzuti	41	Vice President, General Counsel, and Corporate Secretary
Quinn Morgan	40	Director and Chairman of the Board of Directors
Kenneth Lau	34	Director
Hank Halter*	46	Director nominee
Gary R. Scott*	60	Director nominee
Meredith R. Siegfried*	38	Director nominee
James L. Welch*	57	Director nominee

*
Ms. Siegfried and Messrs. Halter, Scott, and Welch are expected to take office immediately following the closing of this offering. All director nominees are "independent" as defined in the rules and regulations of the SEC and NASDAQ.

    Udo Rieder has served as our Chief Executive Officer and as a member of the board of directors since March 2008. From February 2005 to March 2008, Mr. Rieder served as Vice President and General Manager, Parts Logistics and Services for Bombardier Aerospace Inc. Prior to Bombardier, July 1996 to December 2004, Mr. Rieder worked at Delta Air Lines, Inc., most recently as Vice President, Engineering and Planning and as Vice President, Purchasing. From May 1990 until June 1996, Mr. Rieder held various manager positions with American Airlines, Inc., including Manager of Power Plant Purchasing and Manager of Warranty and Repair Contracts. From May 1985 until May 1990, Mr. Rieder served as an engineer with Bell Helicopter, Inc. Mr. Rieder holds a BS in Mechanical Engineering from Texas A&M University and also holds an AAS in Business from Central Texas College. He has served as the Chairman of the Engineering, Maintenance and Materiel Council of the Air Transport Association and as the Chairman of the e-Business Committee for the same organization. Mr. Rieder was selected to serve as one of our directors because he is our Chief Executive Officer, and has extensive knowledge of our business and industry.

    Charles Ryan has served as our Senior Vice President and Chief Financial Officer since January 2009. From August 2005 until December 2008, Mr. Ryan served as Chief Financial Officer and Treasurer of Latham International Inc. From January 2002 until August 2005, Mr. Ryan served as Chief Financial Officer of SSG Precision Optronics, Inc. From July 1999 until December 2001, Mr. Ryan served as Group Vice President and Chief Financial Officer of the seating products group of B/E Aerospace Inc. From January 1995 until July 1999, Mr. Ryan served in various positions in General Electric's subsidiary GE Aircraft Engines, most recently as a Finance Officer in component repair and manufacturing operations. From July 1986 until January 1995, Mr. Ryan worked at Textron Inc. and its successor entity Allied Signal-Honeywell, most recently as a Group Controller in the Military Engines and Engineering Development Group. From June 1979 until July 1986, Mr. Ryan worked at Howmet Corporation in various financial controlling positions. Mr. Ryan started his career in May 1978 at Olin Corporation in the financial management development program and internal audit group. Mr. Ryan holds an MBA from the University of New Haven and a BS in Accounting from Quinnipiac University and is a licensed CPA in the state of Massachusetts and a current member of the American Institute of Certified Public Accountants.

    David Valaer joined Erickson as our Senior Vice President of Global Sales and Marketing on September 30, 2011. Prior to joining Erickson Mr. Valaer was President and CEO of Kiska Investments from June 2009 to September 2011. Mr. Valaer served as a Senior Advisor from February 2009 to September 2010 to Leiden Capital Group an investment advisory company. Mr. Valaer co-founded Boot Camp Northwest in May 2004 and served as an Executive Director until October 2008. Mr. Valaer was President and CEO of Simplex Manufacturing Company, a global designer and manufacturer of helicopter fire fighting and spray systems, from March 1995 through June 2003. Mr. Valaer served in the United States Air Force as an F-16 Fighter Pilot from April 1990 to June 1995. Mr. Valaer holds an MBA from the University of Texas at Austin and BS degrees in Finance, Management and Psychology from the University of Oregon.

    H.E. "Mac" McClaren has served as our Vice President and Head of Aerial Services since January 2009. From July 2006 until December 2008, Mr. McClaren served as the Vice President and Program Manager of the V-22 Osprey Program and prior to that as the Vice President of H-1 Upgrades, Eagle Eye, and Presidential Helicopter Programs at Bell Helicopter Inc. From June 2003 until July 2006, Mr. McClaren worked as Capture Team Leader for the CH-53K program at Sikorsky Aircraft Corporation. From August 1975 until June 2003, Mr. McClaren served in the U.S. Marine Corps, including duty as head of the Expeditionary Aviation Working Group, Operations Officer for the 1st Marine Division, Commanding Officer of Marine Light Attack Helicopter Squadron 369, as well as various other positions. His personal awards include the Legion of Merit, Meritorious Service Medal, Air Medal, Navy Commendation Medal, and Navy Achievement Medal. Mr. McClaren retired from the Marine Corps at the rank of Colonel. Mr. McClaren is a graduate of the U.S. Army War College at Carlisle, Pennsylvania and holds a BS from the University of North Carolina.

    David Ford joined Erickson as Vice President of Manufacturing and MRO on June 28, 2010. Mr. Ford was General Manager of Sikorsky Global Helicopters Manufacturing and MRO Operations in Coatesville, PA. from January 2006 through March 2010. He also served as Vice President of MRO for Keystone Helicopter from February 1996 through December 2001, and President from January 2002 through December 2005. Mr. Ford's background includes over 30 years of leadership experience in the aerospace industry, including as Engineering Director and GM for Regional Airline Products for PTC Aerospace from November 1993 through January 1996; Director of Customer Service for Textron Lycoming from November 1988 through October 1993; and Program Management, Engineering and Customer Support management positions for Bell Helicopter from June 1978 through October 1988. His formal education includes a Bachelor of Science in Aerospace Engineering from Georgia Tech and a Master of Science in Industrial Management from Purdue's Krannert Graduate School of Business. He has also successfully completed Executive Leadership training courses at the University of Virginia's Darden Business School. Mr. Ford has served as Chairman of the Manufacturer's Committee and Board Liaison for Helicopter Association International and currently serves on the Board of Directors for the American Helicopter Museum in West Chester, PA. He also serves on the Governor's Aviation Advisory Committee for the State of Pennsylvania.

    Edward Rizzuti joined Erickson in August 2010 and has served as our Vice President, General Counsel and Corporate Secretary since November 2011. Prior to joining Erickson, from August 2006 to August 2010, Mr. Rizzuti worked for NACCO Materials Handling Group, Inc., most recently serving as Associate General Counsel. From January 2004 to July 2006, Mr. Rizzuti served as Legal Counsel for Terex Corporation. Prior to his employment with Terex, Mr. Rizzuti worked as a lawyer with Mintz Levin Cohn Ferris Glovsky and Popeo PC from September 1999 to July 2003, focusing in the area of private equity and corporate transactional work. From September 1998 to September 1999 Mr. Rizzuti worked as a lawyer with Clifford Chance LLP. Mr. Rizzuti received his JD from New York University School of Law and holds a BS in civil engineering from Rutgers University.

    Quinn Morgan has served on our board since September 2007 and as our Chairman since January 2010. Mr. Morgan is a founding member and Managing Director of Centre Lane Partners, LLC ("Centre Lane"), an affiliate of ZM Equity Partners, LLC. Mr. Morgan serves on the boards of several private companies affiliated with Centre Lane. Prior to co-founding ZM Equity Partners in May 2007, Mr. Morgan was a Managing Director and Head of Corporate Private Equity at D. B. Zwirn & Co., L.P., which he joined in January 2005. At D.B. Zwirn & Co., L.P. Mr. Morgan had overall responsibility for the corporate private equity investment program. From 2000 to 2005, he was employed with Moore Capital Management and its illiquid asset management joint venture, Steelpoint Capital Partners. From 1994 to 2000, he was employed with Goldman Sachs & Co. Mr. Morgan holds a BS in Economics from the London School of Economics and Political Science. Mr. Morgan was selected to serve as one of our directors because he is the managing member of our largest beneficial owner and has extensive experience in financing, private equity investment, and board service.

    Kenneth Lau has served on our board since January 2010. Mr. Lau is a founding member and Managing Director of Centre Lane. Mr. Lau also serves on the boards of several private companies affiliated with Centre Lane. Prior to co-founding ZM Equity Partners in May 2007, Mr. Lau was a Vice President in the Corporate Private Equity Group of D. B. Zwirn & Co., L.P., which he joined in February 2005. From 2001 to 2005, he was employed with Moore Capital Management and its illiquid asset management joint venture, Steelpoint Capital Partners. From 1999 to 2001, he was employed with Merrill Lynch. Mr. Lau received a Master of Engineering and two BS degrees from the Massachusetts Institute of Technology. Mr. Lau was selected to serve as one of our directors because he is a member of our largest beneficial owner and has extensive experience in financing, private equity investment, and board service.

    Hank Halter is expected to become a member of our board immediately after the closing of this offering. Mr. Halter has served as Senior Vice President and Chief Financial Officer of Delta Air Lines since November 2008. Mr. Halter previously served in a variety of finance positions at Delta Air Lines, including as Senior Vice President and Controller of Delta Air Lines (May 2005 through November 2008); Vice President-Controller (March 2005 through May 2005); Vice President-Assistant Controller (January 2002 through March 2005); Vice President-Finance-Operations (February 2000 through December 2001); and various other finance leadership positions (August 1998 through February 2000). From June 1993 through August 1998, Mr. Halter held various finance positions at American Airlines in corporate reporting, financial planning, and corporate real estate. Prior to his tenure with American Airlines, Mr. Halter was a Senior Accountant in the Philadelphia office of Ernst & Young LLP from June 1987 through July 1991. Mr. Halter holds an MBA from Duke University and a BS in accountancy from Villanova University. Mr. Halter is a certified public accountant, a member of the Board of Directors of the Atlanta Police Foundation and the Delta Community Credit Union. He also serves on the Board of Trustees of the Delta Heritage Museum and on the Advisory Board for the Atlanta Chapter of the CFO Roundtable. Mr. Halter was selected as a director nominee because of his experience as the chief financial officer of Delta Air Lines, and for his general experience with finance and public accounting. We expect to appoint him chair of our Audit Committee. Mr. Halter will qualify as an "independent" director under the rules and regulations of the SEC and NASDAQ, and as an "audit committee financial expert" under SEC rules.

    Gary R. Scott is expected to become a member of our board immediately after the closing of this offering. Mr. Scott recently retired from Bombardier, Inc., where he served as the President of the Commercial Aircraft unit of Bombardier Aerospace since April 2008. He joined Bombardier in March 2004, serving as President of New Commercial Aircraft from March 2004 through February 2006 and President of Aircraft Services and New Commercial Aircraft from February 2006 through April 2008. Before joining Bombardier, Mr. Scott was Group President, Civil Simulation and Training at CAE, Inc. from July 2002 through March 2004. Mr. Scott began his career in aviation with The Boeing Company in 1973, holding the following executive positions: President, Flight Safety Boeing Training International (July 2000 through July 2002); Vice President, Business Strategy and Finance, Commercial Aviation Services (January 1999 through July 2000); Vice President and Chief Operating Officer, Boeing Enterprises (April 1998 through January 1999);

and Vice President and General Manager for the 737/757 programs (November 1995 through March 1998). Mr. Scott earned a BA in Business Administration at the University of Washington and an MBA at Seattle University. Mr. Scott has also completed the Executive Development Program, University of Illinois, as well as the Harvard Business School Advanced Management Program. Mr. Scott also serves on the Board of Directors of the Wings Club. Mr. Scott was selected as a director nominee because of his experience as the chief executive of a significant business unit of a public aerospace company, and for his general management and financial experience in the aerospace industry. Mr. Scott will qualify as an "independent" director under the rules and regulations of the SEC and NASDAQ.

    Meredith Siegfried is expected to become a member of our board immediately after the closing of this offering. In June 2011, Ms. Siegfried was appointed Chief Executive Officer of The NORDAM Group, Inc. She previously served as the Chief Operating Officer of the Repair Group of The NORDAM Group, Inc., responsible for its worldwide maintenance, repair and overhaul operations, from January 2009. Before becoming COO of the Repair Group, Ms. Siegfried served in a variety of roles at The NORDAM Group, including Vice President of Global Sales of the Repair Group (May 2006 through December 2008); Vice President, International (February 2002 through April 2006); Director, International Operations (January 2000 through January 2002); and Manager, International Operations (February 1999 through December 1999). Ms. Siegfried joined The NORDAM Group from Arthur Andersen's Global Corporate Finance division, where she served as a Senior Consultant on mergers and acquisitions, seller services, and financial advisory from November 1996 through January 1999. Ms. Siegfried also serves on the board of World Travel Services, LLC. She is also a member of the Young Presidents' Organization and served as Chairman of the Board of Trustees for the Tulsa Airport Authority for seven years through 2010. In 2011, she was awarded a Henry Crown Fellowship, a two-year program sponsored by The Aspen Institute. Ms. Siegfried received a BA in Finance from Notre Dame and an MBA from the University of Chicago. Ms. Siegfried was selected as a director nominee because of her experience in international sales and manufacturing and maintenance and overhaul operations. Ms. Siegfried also has industry, finance and management experience that will be valuable to us. Ms. Siegfried will qualify as an "independent" director under the rules and regulations of the SEC and NASDAQ.

    James L. Welch is expected to become a member of our board immediately after the closing of this offering. Mr. Welch has served as Chief Executive Officer and a director of YRC Worldwide since July 2011. From October 2008 through July 2011, Mr. Welch served as President and Chief Executive Officer and a director of Dynamex Inc., a leading provider of same-day transportation services in North America. From October 2007 through September of 2008, Mr. Welch was a consultant and Interim Chief Executive Officer of JHT Holdings, Inc., a provider of truck transportation services. From June 2000 through January 2007, Mr. Welch served as President and Chief Executive Officer of Yellow Transportation, a leading provider of transportation services for industrial, commercial and retail goods. Mr. Welch joined Yellow Transportation in 1978, where he held various senior management positions prior to his appointment as President and Chief Executive Officer. Mr. Welch received his BS in Psychology from West Texas A&M. Mr. Welch currently serves on the Board of Directors of SkyWest, Inc. and was formerly served on the Boards of Spirit AeroSystems Holdings, Inc. and Roadrunner Transportation Services. Mr. Welch was selected as a director nominee because of his experience as the chief executive of transportation companies, his experience with air transportation, and because of his board experience with other aerospace companies. Mr. Welch will qualify as an "independent" director under the rules and regulations of the SEC and NASDAQ.

Board Composition

    Concurrent with the closing of this offering, we expect our board of directors will consist of seven members, four of whom will qualify as "independent" under the rules and regulations of the SEC and NASDAQ.

    Concurrent with the closing of this offering, we will amend and restate our certificate of incorporation. In accordance with our second amended and restated certificate of incorporation, immediately after this offering, our board will be divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to the directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. The initial terms of the Class 1, Class 2, and Class 3 directors will expire in 2012, 2013, and 2014, respectively. Udo Rieder and an independent director will each serve as Class 1 directors, Quinn Morgan and two independent directors will each serve as Class 2 directors, and Kenneth Lau and an independent director will each serve as Class 3 directors.

    Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Committees of the Board of Directors

    Concurrent with the closing of this offering, we will establish the following committees of our board of directors.

Audit Committee

    The audit committee will oversee our accounting and financial reporting processes and audits of our financial statements.

    The members of the committee will be Hank Halter, Meredith Siegfried, and Gary R. Scott, each of whom will be "independent" directors according to the rules and regulations of the SEC and of NASDAQ. Each of these directors will be determined to be financially literate by our board and as required by the rules and regulations of NASDAQ, and one will be an "audit committee financial expert" as defined under SEC rules. The audit committee will operate under a written charter that will satisfy the applicable standards of the SEC and NASDAQ. The audit committee will also review and approve in advance any related person transaction, other than those that are pre-approved pursuant to pre-approval guidelines or rules established by the committee.

Compensation Committee

    The compensation committee will:

  •
  assist the board of directors in fulfilling its responsibilities relating to the design, administration, and oversight of employee compensation programs and benefit plans;

  •
  discharge the board of directors' duties relating to the compensation of executive officers; and

  •
  recommend matters relating to director compensation for the board of directors' approval.

    The members of the committee will be James L. Welch, Meredith Siegfried, and Gary R. Scott, each of whom will be "outside directors" under Section 162(m) of the Internal Revenue Code (the "Code") and "independent" directors under the rules and regulations of the SEC and NASDAQ concurrent with the closing of this offering. No member of our compensation committee has served as one of our executive officers.

Compensation Committee Interlocks and Insider Participation

    None of the members of our compensation committee will be or will have been at any time during the past year an officer or employee of ours, and none of our executive officers will serve or will have served in the past year as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board or compensation committee.

Nominating and Corporate Governance

    Our entire board will oversee our nominating and corporate governance processes. However, only independent directors will be able to vote on matters related to the identification, selection, qualification, and recommendation of director candidates.

    There will be no family relationships among any of our directors or executive officers.

Code of Business Conduct and Ethics

    We have adopted a code of business conduct and ethics that applies to all of our employees, officers, and directors, including those officers responsible for financial reporting. The code of business conduct and ethics will be available on our website at www.ericksonaircrane.com upon the closing of this offering. Any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Compensation of Directors

    We have not historically paid any compensation to our directors. Following the closing of this offering, we will pay an annual fee to each independent director equal to $70,000, payable semi-annually. Up to $35,000 of the annual director fee will be made through the issuance of common stock, based on the value of our common stock at the date of issuance, rather than in cash. In addition, an annual fee of $10,000 will be paid to the chairs of each of the audit and compensation committees of the board of directors. Directors affiliated with our majority stockholder, however, will not be separately compensated by us, unless the fully diluted ownership of the majority stockholder falls below 50%. Management directors will not be separately compensated by us. All members of the board of directors will be reimbursed for reasonable costs and expenses incurred in attending meetings of our board of directors. Following the closing of this offering, each independent director will be eligible to receive awards of our common stock.

    Each of our independent directors will be granted a number of restricted shares of common stock concurrent with the closing of this offering, equal in value to the price at which we will sell shares in this offering. These restricted shares will be subject to forfeiture; the portion subject to forfeiture will lapse in three equal portions on the last day of each of our fiscal years 2012, 2013, and 2014, provided the director is still serving as of the applicable date.

Limitation on Liability and Indemnification Matters

    Our second amended and restated certificate of incorporation will provide that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that this limitation on or exemption from liability is not permitted by the Delaware General Corporation Law (the "DGCL"), and any amendments to that law. As currently enacted, the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director's duty of loyalty to the corporation or its stockholders; acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; payments of unlawful dividends or unlawful stock repurchases or redemptions; or any transaction from which the director derived an improper personal benefit. In addition, the second amended and restated certificate of incorporation provides that, if the DGCL is amended to authorize corporate action further limiting or eliminating the personal liability of directors, then the liability of our directors will be limited or eliminated to the extent permitted by the DGCL, as then amended.

    The principal effect of this limitation on liability provision is that a stockholder will be unable to recover monetary damages against a director for breach of fiduciary duty unless the stockholder can demonstrate that one of the exceptions listed in the DGCL applies. This provision, however, will not eliminate or limit director liability arising in connection with causes of action brought under the federal securities laws. Our second amended and restated certificate of incorporation does not eliminate our directors' fiduciary duties. The inclusion of this provision in the certificate of incorporation may, however, discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited us and our stockholders. This provision should not affect the availability of equitable remedies such as injunction or rescission based upon a director's breach of his or her fiduciary duties.

    The DGCL provides that a corporation may indemnify its directors and officers as well as its other employees and agents against judgments, fines, amounts paid in settlement, and expenses, including attorneys' fees, in connection with various proceedings, other than an action brought by or in the right of the corporation, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he or she had no reasonable cause to believe his or her conduct was unlawful. A similar standard applies to an action brought by or in the right of the corporation, except that indemnification in such a case may only extend to expenses, including attorneys' fees, incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation.

    Our second amended and restated certificate of incorporation will provide that we will indemnify our directors, executive officers and other officers designated by our board of directors to the fullest extent permitted by Delaware law. Under these provisions and subject to the DGCL, we will be required to indemnify our current and former directors, executive officers, and other officers designated by the board of directors for all judgments, fines, settlements, legal fees, and other expenses incurred in connection with pending or threatened legal proceedings because of the director's or officer's position with us or with another entity at which the person serves as a director, an officer, an employee, or an agent at our request, subject to various conditions, and to advance funds to directors and officers before final disposition of such proceedings to enable them to defend against such proceedings. To receive indemnification, the director or officer must have been successful in the legal proceeding or have acted in good faith and in what was reasonably believed to be a lawful manner in our best interest.

    Our second amended and restated bylaws provide that, to the fullest extent permitted by law, we will indemnify any director, executive officer, or other officer designated by the board of directors against all expenses incurred and arising out of the fact that such person is or was our director or officer, or served any other enterprise at our request as a director or an officer. We will pay such expenses in advance of the final disposition of such action only when we receive an undertaking to repay such amounts if it is ultimately determined that such person is not entitled to be indemnified by us.

    We have entered into indemnification agreements with each of our directors that provide that we will indemnify the indemnitee against, and advance certain expenses relating to, liabilities incurred in the performance of such indemnitee's duties on our behalf to the fullest extent permitted under Delaware law, our second amended and restated certificate of incorporation, and our second amended and restated bylaws. Under these indemnification agreements, the indemnified party is indemnified against all expenses (including all reasonable attorneys' fees), judgments, penalties, fines, and amounts paid in settlement actually and reasonably incurred by the indemnitee, or on the indemnitee's behalf, in connection with a proceeding or any claim, issue or matter therein, if the indemnitee acted in good faith and in a manner the indemnitee reasonably believed to be in or not opposed to our best interests. With respect to any criminal proceeding, the indemnitee will be indemnified if the indemnitee had no reasonable cause to believe the indemnitee's conduct was unlawful. If the indemnitee is not wholly successful in a proceeding, but is successful, on the merits or otherwise, as to one or more but less than all claims, issues, or matters in such proceeding, we will indemnify the indemnitee against all expenses actually and reasonably incurred by the indemnitee or on the indemnitee's behalf in connection with each successfully resolved claim, issue, or matter.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

    The discussion and analysis of our compensation program for our chief executive officer, chief financial officer, and the three other most highly compensated executive officers (collectively, the "named executive officers") which follows should be read in conjunction with the tables and text contained elsewhere in this filing. We describe below the compensation policies and procedures currently in effect and certain compensation and benefit arrangements that we intend to implement in connection with and following this offering.

    The compensation paid to our named executive officers for 2010 is not necessarily indicative of how we will compensate our named executive officers after this offering and we anticipate that our compensation programs following this offering, as developed and implemented by our compensation committee, could vary significantly from our historical practice.

Compensation Philosophy and Objectives

    Our non-management directors, and, following this offering, our compensation committee, are charged with establishing and reviewing the compensation programs for executive officers. Our overall goal in compensating executive officers is to attract, retain, and motivate key executives of superior ability who are critical to our future success. We believe that both short-term and long-term incentive compensation paid to executive officers should be aligned with our performance, and that compensation should be structured to ensure that a significant portion of executives' compensation opportunities is related to achieving financial and operational goals and other factors that impact stockholder value.

    Our compensation decisions with respect to executive officer salaries, annual incentives, and long-term incentive compensation opportunities are influenced by: (i) the executive's level of responsibility and experience, (ii) our overall performance and profitability, (iii) our assessment of the competitive dynamics of the markets we operate in, and (iv) other factors we may deem relevant. Our philosophy is to focus on total direct compensation opportunities through a mix of base salary, annual non-equity incentive plan payments, and, after the closing of this offering, long-term incentives, including stock-based awards. In setting the pay of our named executive officers, we have historically not significantly relied on formal benchmarking or peer group data, but we do consider general information related to compensation at other private companies.

    We also believe that the best way to directly align the interests of our executives with the interests of our stockholders is to make sure that a portion of the pay of our named executive officers is linked to increases in our stock value. Beginning in 2012, we intend to pursue this objective through equity-based long-term incentive awards.

    We view each component of executive compensation as related but distinct, and we also review total compensation of our executive officers to ensure that our overall compensation objectives are met. Not all elements are provided to each executive officer.

    Our philosophy is to tie a significant percentage of an executive officer's compensation to performance, including, after the closing of this offering, to stockholder returns. We strive to keep base salary at a competitive level while providing our named executive officers the opportunity to be rewarded through annual incentive payments and, after the closing of this offering, periodic equity grants that will reward our executives if we perform well over time. To this end, we have used non-equity incentive plan compensation to reward company and individual performance in the prior year, and, after the closing of this offering, we will use equity awards to provide long-term incentives to our senior executives.

    We have not retained a compensation consultant to review our policies and procedures with respect to executive compensation, although the compensation committee may elect in the future to retain a compensation consultant, if it determines that doing so would assist it in implementing and maintaining our compensation philosophy and goals.

Elements of Compensation

    Our executive compensation consists of the elements set forth below. Determinations regarding any one element of compensation affect determinations regarding each other element of compensation.

Base Salary

    Base salaries for our named executive officers are established based upon the scope of their responsibilities, taking into account the compensation levels from their recent prior employment. Base salaries are reviewed annually and adjusted from time to time in view of each named executive officer's individual responsibilities, individual and company performance, and experience. The current base salaries for our named executive officers are set forth in "Management—Compensation of Our Named Executive Officers—Summary Compensation Table" below.

Annual Non-Equity Incentive Plan

    The board of directors, and, after the closing of this offering, our compensation committee, have the authority to award discretionary annual non-equity incentive plan payments to our named executive officers and other employees. These payments are intended to compensate our named executive officers and other employees for individual performance, for our overall financial performance, and for achieving important milestones. Payment levels vary depending on the individual recipient and generally take into account such factors as our overall financial performance, including our liquidity position; the recipient's individual performance; and other operating and non-operating elements we deem relevant. The non-equity incentive plan does not provide for threshold or maximum amounts, but, rather, provides for a single estimated payout based on accomplishing the designated performance measures. A recipient may receive an incentive award even if all of the performance measures have not been met. We may also make additional discretionary cash incentive payments to key employees who contribute significantly to our strategic and long-term performance objectives and growth.

    The non-equity incentive plan payments ordinarily are determined and communicated to our employees following the completion and delivery of our annual audit. Our employees, including our executives, are not entitled to any non-equity incentive plan payment unless they are employed by us on the date of payment. Incentive payments, if any, are paid in a single installment, typically in the first quarter of the year. Our board of directors uses financial measures to determine the aggregate incentive pool and makes incentive payments to individuals at its discretion based on non-financial criteria.

    Our board of directors has typically used target Bank EBITDA (see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Description of Indebtedness—Bank EBITDA") to determine the size of the incentive pool.

2010 Incentive Plan

    For 2010, the board set target Bank EBITDA at $31.5 million and the size of the potential pool at approximately 4.8% of Bank EBITDA multiplied by the percentage of target Bank EBITDA actually achieved. Under the 2010 Incentive Plan, no pool would be established if actual Bank EBITDA were less than 80% of target Bank EBITDA. No additional incentive payments would be paid if Bank EBITDA exceeded 150% of target Bank EBITDA. The incentive pool was subject to increase or decrease at the board's discretion, and the board could consider other financial measures, such as accounts receivable, in determining whether to increase or decrease the size of the pool. We made no incentive payments under the 2010 Incentive Plan because actual Bank EBITDA was less than the 80% of Bank EBITDA target.

    Our 2011 annual incentive plan is similar to the 2010 Incentive Plan.

Long-Term Equity Incentives

    The goal of the long-term, equity-based incentive program that we are initiating in connection with this offering is to align the interests of our executive officers with the interests of our stockholders. Because vesting is based on continued employment, our equity-based incentives are also intended to encourage the retention of our named executive officers and other employees through the vesting period of the awards. In determining the size of the long-term equity incentives awarded to our named executive officers and other employees, we will take into account a number of internal factors, such as the relative job scope, the value of existing long-term incentive awards, individual performance history, prior contributions to us, and the size of prior grants, as well as general information related to compensation at other companies.

    We intend to adopt a new 2012 Stock Incentive Plan before we complete this offering. We intend to reserve 643,951 shares under the plan, which includes the following shares of restricted stock, or rights to receive stock, that we intend to issue concurrently with this offering: (1)             shares of restricted stock to certain members of our management; (2) an estimated 17,500 shares of restricted stock to a broad base of our employees based on years of service with us; and (3) an estimated 7,500 shares of restricted stock to our independent directors. The estimated share amounts for employees and independent directors are based on the midpoint of the sale price range set forth on the cover of this prospectus. The actual number of shares to be awarded to employees and independent directors will be based on an aggregate dollar amount and will depend on the sale price of our common stock in this offering. We intend to grant restricted stock to our named executive officers concurrently with this offering as set forth in the following table.

Name and principal position	Restricted Stock(1)
Udo Rieder, President and Chief Executive Officer	170,000	(2)
Charles Ryan, Senior Vice President and Chief Financial Officer	75,000	(3)
H.E. "Mac" McClaren, Vice President, Aerial Services	30,000	(3)
David Ford, Vice President of Manufacturing and MRO	30,000	(4)
Eric "Rick" Frankel, Vice President, Continuous Improvement	—
Scott Fitzgerald, Vice President, Global Sales and Marketing	—

(1)
Restricted stock award shares will be issued on the date the sale of our shares in this offering is completed, but will be subject to forfeiture if the recipient ceases to be employed by us before the date the restriction lapses.

(2)
The restriction lapses with respect to one-half of the number of granted restricted shares on each of the first and second anniversaries of the award date.

(3)
The restriction lapses with respect to one-third of the number of granted restricted shares on each of the first, second, and third anniversaries of the award date.

(4)
The restriction lapses with respect to one-fifth of the number of granted restricted shares on each of the first, second, third, fourth, and fifth anniversaries of the award date.

Severance Benefits

    We have entered into employment agreements with selected of our named executive officers that provide severance benefits to such officers, as detailed in the section of this prospectus entitled "Potential Payments upon Termination or Change in Control." We believe that these severance and change in control benefits are essential elements of our executive compensation and assist us in recruiting and retaining talented executives.

Other Compensation

    All of our executive officers are eligible to participate in our employee benefit plans, including medical, dental, and 401(k) plans. These plans are available to all employees and do not discriminate in favor of our executive officers. Certain of our named executive officers are also eligible for reimbursements for relocation expenses, temporary housing, and/or commuting expenses. We do not view perquisites as a significant element of our comprehensive compensation structure.

Assessment of Risk

    The board has determined that our compensation policies do not pose risks that are reasonably likely to result in a material adverse effect on us. The base salary component of our compensation program is a fixed amount and does not depend on performance. Our non-equity incentive plan takes into account multiple non-financial metrics, diversifying the risk associated with any single performance metric, and we believe it does not incentivize our executive officers to focus exclusively on short-term outcomes. Grants under the equity award program that we are initiating in connection with this offering are limited by the terms of our equity plans to a fixed maximum specified in the plan, and are subject to vesting requirements to align the long-term interests of our executive officers with those of our stockholders.

Internal Revenue Code Section 162(m)

    Section 162(m) of the Code generally limits a tax deduction for any publicly held corporation of certain items of compensation paid to the chief executive officer and the three most highly compensated executive officers (other than the chief financial officer) to $1,000,000 annually per officer, unless the compensation qualifies as "performance-based" or is otherwise exempt from Section 162(m). As our shares of common stock have not been publicly held, we have not previously taken this deductibility limit into consideration in setting compensation. Under a transition rule, for a limited period of time after a company becomes publicly held, the deduction limits do not apply to any compensation paid pursuant to a compensation plan or agreement that existed during the period in which the company was not publicly held. We expect that the compensation committee will adopt a policy to consider the potential impact of Section 162(m) on compensation decisions but to ultimately maintain flexibility to approve compensation for an executive officer that does not meet the deductibility requirements of Section 162(m) in order to provide competitive compensation packages.

Compensation of Our Named Executive Officers

    Set forth below is information concerning the cash and non-cash compensation earned by, awarded to, or paid to our named executive officers during 2010 and 2009. They did not participate in or have account balances under any pension or nonqualified deferred compensation plans. The potential payments to be made to a named executive officer upon a termination of employment or change in control of the Company are described in the section of this prospectus entitled "Potential Payments upon Termination or Change in Control."

Summary Compensation Table

Name and principal position	Year	Salary ($)		Bonus ($)		Non-equity incentive plan compensation ($)(1)	All other compensation ($)		Total ($)
Udo Rieder, President and Chief Executive Officer	2010	300,060		—		—	—		300,060
	2009	311,538		—		233,199	—		544,737
Charles Ryan, Senior Vice President and Chief Financial Officer(2)	2010	291,260		—		—	—		291,260
	2009	274,615		100,000	(2)	139,252	55,050	(2)	568,917
H.E. "Mac" McClaren, Vice President, Aerial Services(3)	2010	205,060		—		—	50,451	(3)	255,511
	2009	194,615		—		77,573	6,000	(3)	278,188
Eric "Rick" Fraenkel, Vice President, Continuous Improvement(4)	2010	192,840		—		—	—		192,840
	2009	196,269		3,461	(4)	75,196	—		274,926
Scott Fitzgerald, Vice President, Global Sales and Marketing(5)	2010	161,432		—		—	14,583	(5)	176,015
	2009	278,653	(5)	—		29,359	59,238	(5)	367,250
David Ford, Vice President of Manufacturing and MRO(6)	2010	100,060		—		—	43,045	(6)	143,105

(1)
Annual non-equity incentive plan compensation is typically paid in the quarter following completion of our audit. Amounts are paid only if the executive is employed with us at the time of payment. Amounts earned for performance in 2009 were paid in 2010.

(2)
Mr. Ryan commenced employment with us on January 5, 2009. His compensation for 2009 reflects the partial year of employment. We paid $55,050 of Mr. Ryan's relocation expenses and $100,000 as a hiring bonus.

(3)
Mr. McClaren commenced employment with us on January 7, 2009. His compensation for 2009 reflects the partial year of employment. We paid $50,451 and $6,000 of Mr. McClaren's relocation expenses in 2010 and 2009, respectively.

(4)
Mr. Fraenkel received a $3,461 bonus based on years of service with us.

(5)
Mr. Fitzgerald commenced employment with us on February 5, 2009. His compensation for 2009 reflects the partial year of employment. Mr. Fitzgerald's salary includes $150,000 in sales commissions. We paid $59,238 of Mr. Fitzgerald's relocation expenses. Effective December 1, 2010, Mr. Fitzgerald ceased to be employed by us.

In connection with Mr. Fitzgerald's separation, he received severance at a rate equal to his former base salary of $175,000 for a period of six months, which period ended on June 1, 2011. During this period, we continued Mr. Fitzgerald's medical and dental benefits in accordance with applicable COBRA rules. For the year ended December 31, 2010, Mr. Fitzgerald was paid $14,583 in accordance with his severance agreement with us.

(6)
Mr. Ford commenced employment with us on June 28, 2010. His compensation for 2010 reflects the partial year of employment. We paid $43,045 of Mr. Ford's relocation expenses.

Grants of Plan-Based Awards

    We made no incentive payments under the 2010 Incentive Plan because actual Bank EBITDA was less than the 80% of Bank EBITDA target.

    The following table summarizes information regarding potential awards of non-equity incentive compensation for our named executive officers in 2010.

Name	Grant date	Estimated future payouts under non-equity incentive plan awards target(1)
Udo Rieder, President and CEO	March 31, 2010	$150,000
Charles Ryan, Senior Vice President and CFO	March 31, 2010	$140,000
H.E. "Mac" McClaren, Vice President, Aerial Services	March 31, 2010	$80,000
David Ford, Vice President of Manufacturing and MRO
Eric "Rick" Fraenkel, Vice President, Continuous Improvement
Scott Fitzgerald, Vice President, Global Sales and Marketing	—	—

(1)
Our non-equity incentive plan does not provide for threshold or maximum amounts, but rather provides for a single estimated payout based on accomplishing designated performance measures. A recipient may receive an incentive award even if all of the performance measures have not been met. Each of Messrs. Rieder, and Ryan were eligible for an incentive payment equal to 50% of their annualized base salary; and Mr. McClaren was eligible for an incentive payment equal to 40% of his annualized base salary. A description of the non-equity incentive plan is included in "Compensation Disclosure and Analysis—Annual Incentive Compensation."

Employment Agreements

    We have entered into employment agreements with each of Messrs. Rieder, Ryan, McClaren, and Ford providing for the payment of an annual base salary and non-equity incentive plan payment opportunities, as well as participation by each of them in the benefit plans and programs generally maintained by us for senior executives from time to time.

    We or the employee may terminate the applicable employment agreement at any time. Upon termination of employment by us without "cause," by the executive for "good reason" following a "change in control," or as a result of the executive's death or disability, the executive is entitled to receive: (1) a basic termination payment equal to (i) his base salary earned through the date of termination, plus (ii) continued payment of his base salary for a specified time following the termination date; and (2) continuation of health benefits for a specified period of time after termination of employment at the same rate that was paid by the executive before termination of employment.

    Summaries of the specific severance payments and continuation periods for health benefits for the named executive officers are provided below:

  •
  Mr. Rieder is entitled to receive: (i) a monthly sum equal to his monthly base salary in effect at such time for a period of 12 months and (ii) continuation of health benefits for Mr. Rieder and his family for that same period.

  •
  Mr. Ryan is entitled to receive: (i) a monthly sum equal to his monthly base salary in effect at such time for a period of 12 months and (ii) continuation of health benefits for Mr. Ryan and his family for that same period.

  •
  Mr. McClaren is entitled to receive: (i) a monthly sum equal to his monthly base salary in effect at such time for a period of nine months and (ii) continuation of health benefits for Mr. McClaren and his family for that same period.

  •
  Mr. Ford is entitled to receive: (i) a monthly sum equal to 75% of his monthly base salary in effect at such time for a period of nine months and (ii) continuation of health benefits for Mr. Ford and his family for that same period.

    The employment agreements each contain confidentiality, non-compete, and non-solicitation provisions, and subject severance to the executive executing a general release of all claims against us and our affiliates.

Potential Payments upon Termination or Change in Control

    The table below reflects the amount of compensation payable to each named executive officer in the event of termination of the executive's employment for various reasons. The table does not include nonqualified deferred compensation for which the named executive officers are fully vested or payments that would be made to a named executive officer under benefit plans or employment terms generally available to other salaried employees similarly situated, such as group life or disability insurance. The amounts shown assume termination of employment or a change in control as of December 31, 2010, the last day of our 2010 fiscal year. Since Mr. Fitzgerald's employment terminated in December 2010 he is not included in the following discussion.

    If each of Messrs. Rieder's, Ryan's, McClaren's, Ford's, and Fraenkel's employment had been terminated on December 31, 2010 by us without cause, by the executive for good reason following a change in control, or as a result of the executive's death or disability, we would have paid the following amounts:

Name	Severance Payment	Health Benefits	Total
Udo Rieder	$300,000	$13,897	$313,897
Charles Ryan	$280,000	$13,944	$293,944
H.E. "Mac" McClaren	$150,000	$628	$150,628
David Ford	$112,500	$7,463	$119,963
Eric "Rick" Fraenkel	$—	$—	$—

    In each of Messrs. Rieder, Ryan, McClaren, and Ford's executive employment agreements:

  •
  "Cause" means:

  •
  a breach of any material provision of his employment agreement or the proprietary rights, invention assignment, and confidentiality agreement;

  •
  fraud or an act of dishonesty in connection with his employment;

  •
  gross misconduct or gross negligence;

  •
  willful or habitual neglect in the performance of his duties after having received written notice calling his attention to the deficiency and requiring improvement;

  •
  the making of disparaging remarks about us, our products, employees, services, or other business, or otherwise causing any injury to our economic or ethical welfare;

  •
  sexual or any other prohibited form of harassment or discrimination;

  •
  violation of any of our material policies, procedures, or guidelines; or

  •
  engaging in any of the following forms of misconduct: commission of any felony or misdemeanor involving dishonesty or moral turpitude; theft or misuse of our property or time; insubordination; appearing on our premises while intoxicated or while under the influence of controlled substances;

      illegal gambling on our premises; or falsifying any document or making any false or misleading statement relating to his employment by us.

  •
  "Good Reason" means a material reduction in his duties, level of responsibility, or authority, other than reductions solely attributable to our becoming a subsidiary or division of another company or isolated incidents that are promptly remedied by us.

  •
  A "Change of Control" occurs upon the completion of any of the following events in a single transaction or in a series of related transactions:

  •
  a merger or consolidation in which we are not the surviving entity, except for a transaction the principal purpose of which is to change the state of our incorporation or a transaction in which 50% or more of the surviving entity's outstanding voting stock following the transaction is held by holders who held 50% or more of our outstanding voting stock before the transaction;

  •
  the sale, transfer, or other disposition of all or substantially all of our assets;

  •
  any reverse merger in which we are the surviving entity if, immediately after the merger, 50% or more of our outstanding voting stock is transferred to holders different from those who held the stock immediately before the merger; or

  •
  the acquisition by any person (or entity), directly or indirectly, of 50% or more of the combined voting power of the outstanding shares of our common stock.

2012 Stock Incentive Plan

    Before the closing of our public offering, we plan to adopt a 2012 Stock Incentive Plan and to submit such plan to our pre-offering stockholders for approval. We intend to reserve 643,951 shares under the plan, which includes the following shares of restricted stock, or rights to receive stock, that we intend to issue concurrently with this offering: (1)             shares of restricted stock to certain members of our management; (2) an estimated 17,500 shares of restricted stock to a broad base of our employees based on years of service with us; and (3) an estimated 7,500 shares of restricted stock to our independent directors. The estimated share amounts for employees and independent directors are based on the midpoint of the sale price range set forth on the cover of this prospectus. The actual number of shares to be awarded to employees and independent directors will be based on an aggregate dollar amount and will depend on the sale price of our common stock in this offering. The following description of our 2012 Stock Incentive Plan and the shares that are available for future awards thereunder is qualified in its entirety by the full text of the plan, which will be filed with the SEC as an exhibit to the registration statement of which this prospectus is a part.

    Eligibility; Types of Awards.    Selected employees, officers, and directors of ours and any of our parent or subsidiaries and selected non-employee agents, consultants, advisers, and independent contractors of ours and any of our parent or subsidiaries will be eligible to participate in the plan. The plan will provide for the grant of incentive stock options that qualify under Section 422 of the Internal Revenue Code of 1986 (subject to the plan's stockholder approval), nonqualified stock options, restricted stock, stock bonuses, and stock appreciation rights. Incentive stock options may be granted only to our employees, including officers, or employees of any of our subsidiaries. Nonqualified stock options, and all awards other than incentive stock options, may be granted to our employees, officers, directors, non-employee agents, consultants, advisers, and independent contractors and those of any of our parent or subsidiaries. The board of directors may elect, in its sole discretion, to grant an award in exchange for the cancellation of an existing award.

    Administration.    The plan will be administered by our board of directors, which has the authority to determine which eligible individuals should receive awards, the type and amount of the awards, and the other terms and conditions of the awards (including vesting and cancellation provisions) and has the full authority to interpret the plan. Our board of directors may delegate to a committee of the board of directors or to any of our officers any or all authority for administering the plan.

    Term of Plan; Amendments.    We expect the plan to be in effect until all shares available for issuance under the plan are issued and all restrictions on the shares have lapsed. However, no incentive stock options will be granted under the plan on or after the 10th anniversary of the last action by our board of directors, subsequently approved by our stockholders within 12 months of such action, adopting the plan or approving an increase in the number of shares available for issuance under the plan. Our board of directors may at any time modify or amend the plan in any respect, subject to applicable laws, rules and regulations, and requirements of NASDAQ Marketplace Rules. However, no change in an award already granted under the plan may generally be made without the written consent of the award holder if the change would adversely affect the holder.

    Stock Options.    The board of directors will determine whether a stock option is granted as an incentive stock option or a nonqualified stock option. The exercise price per share of incentive stock options may not be less than the fair market value of our common stock at the date of the grant, and the maximum term of incentive stock options will be 10 years. The aggregate market value, on the date of the grant, of the common stock for which incentive stock options are exercisable for the first time by an employee during any calendar year may not exceed $100,000. For grantees who own more than 10% of the total combined voting power of the Company or our parent or subsidiaries, incentive stock options must have an exercise price of not less than 110% of the fair market value of the common stock underlying the option and a maximum term of five years. The exercise price per share of nonqualified stock options may be any amount determined by the board of directors, and nonqualified stock options may have any term fixed by the board of directors.

    Stock Appreciation Rights.    The plan will provide that the board of directors may grant stock appreciation rights, which entitle the person who exercises the rights to receive an amount equal to the difference between the fair market value of the common stock subject to the right at the time of exercise and the time of grant, in the amounts and subject to such terms, conditions, and restrictions as the board of directors determines.

    Restricted Stock; Performance-Based Awards; Stock Bonuses.    The plan will provide that the board of directors may issue restricted stock, restricted stock units, performance-based awards, or stock bonuses in the amounts and subject to such terms, conditions, and restrictions as the board of directors determines. Restricted stock and performance-based awards may be issued for any consideration determined by the board of directors, and all restricted stock issued under the plan shall be subject to purchase agreements.

    Changes in Capital Structure.    The plan will authorize the board of directors to make appropriate adjustments in outstanding options and awards and in shares reserved under the plan in the event of a stock split, recapitalization, or certain other transactions. The board of directors also will have discretion to convert options, to limit the exercise period of outstanding options, and to accelerate the exercisability of options in the event of merger or certain other changes in our capital structure.

Retirement Benefits

    We do not provide our named executive officers with supplemental or other retirement benefits other than eligibility to participate in our broad-based 401(k) plan.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

    In addition to the director and executive officer compensation arrangements discussed above under "Executive Compensation," the following is a description of the transactions and series of similar transactions, during our last three fiscal years, to which we were a party or will be a party, in which:

  •
  the amounts involved exceeded or will exceed $120,000; and

  •
  any of our directors, executive officers, or holders of more than 5% of our common stock, or any member of their immediate family, had or will have a direct or an indirect material interest.

Registration Rights Agreement

    We are party to an amended and restated registration rights agreement among us and ZM EAC LLC, ZM Private Equity Fund I, L.P., and ZM Private Equity Fund II, L.P., our stockholders prior to this offering, which provides that ZM EAC LLC will have the right to demand that we register its shares for sale to the public. Those stockholders waived their registration rights with respect to this offering, but we have agreed to pay the expenses that the selling stockholders incur in connection with this offering in connection with the exercise, if any, of the overallotment option. We estimate that these expenses will be less than $120,000. Once we become subject to periodic reporting requirements under the Exchange Act, ZM EAC LLC will have the right to require that we register its shares under the Securities Act for sale to the public. If ZM EAC LLC exercises its demand registration right, ZM Private Equity Fund I, L.P. and ZM Private Equity Fund II, L.P. will have the opportunity to include their shares in the registration. We must pay all expenses, except for underwriters' discounts and commissions, incurred in connection with the exercise of these demand registration rights.

    In addition, ZM EAC LLC, ZM Private Equity Fund I, L.P., and ZM Private Equity Fund II, L.P., our stockholders prior to this offering, have piggyback registration rights, which means that they have the right to include their shares in any registration that we effect under the Securities Act, other than a registration effected pursuant to an exercise of demand registration rights, subject to specified exceptions. We must pay all expenses, except for underwriters' discounts and commissions, incurred in connection with these piggyback registration rights.

    We are unable to estimate the dollar value of registration rights to the holders of these rights. The amount of reimbursable expenses under the registration rights agreement depends on a number of variables, including whether registration rights are exercised incident to a primary offering by us, the form on which we are eligible to register such a transaction, and whether we have a shelf registration in place at the time of a future offering. For a more detailed description of these registration rights, see "Description of Capital Stock—Registration Rights."

Management Stockholders Agreement

    We are a party to a management stockholders agreement with ZM EAC LLC, ZM Private Equity Fund I, L.P., ZM Private Equity Fund II, L.P., and certain of our executives. The management stockholders agreement restricts the transfer of the shares of our stock held by our executive officers, provides us with a right of first refusal (and ZM EAC LLC, ZM Private Equity Fund I, L.P., and ZM Private Equity Fund II, L.P. with a right of second refusal) with respect to those shares, and provides us with a right to repurchase those shares in defined circumstances. In addition, the agreement grants ZM EAC LLC, ZM Private Equity Fund I, L.P., and ZM Private Equity Fund II, L.P. a bring-along right in connection with specified stock sales by them. The agreement also provides our executive officers with a tag-along right in connection with the specified transfers of shares by ZM EAC LLC, ZM Private Equity Fund I, L.P., or ZM Private Equity Fund II, L.P. We intend to terminate this agreement concurrently with the closing of this offering.

Other Transactions

    We have employment agreements with our chief executive officer and other executive officers that, among other things, provide for certain severance and change of control benefits. We intend to enter into restricted stock agreements or restricted stock unit agreements with certain members of our senior management concurrently with the closing of this offering. For a description of the employment agreements, see "Executive Compensation—Employment Agreements."

    We have indemnification agreements with each of our current directors and executive officers, and some employees. See "Management—Limitation on Liability and Indemnification Matters."

    On January 8, 2010, upon payment of $0.5 million, we terminated our management services agreement with Stonehouse Erickson Management Co. LLC, an affiliate of former stockholders of ours. We paid Stonehouse Erickson Management Co., LLC a management fee of $125,000 in 2007, $500,000 in 2008 and $125,000 in 2009 under that management services agreement.

    On June 30, 2010, concurrent with the entry into our current senior credit facilities, we used proceeds from such facilities to pay down $11.5 million of our $20.0 million second lien debt owed to ZM Private Equity Fund II, L.P., which is one of our stockholders, and 10th Lane Finance Co., LLC, an affiliate of ours through common ownership, under the Second Lien Credit Agreement, with the remaining $8.5 million exchanged for unsecured subordinated promissory notes. See "Management's Discussion and Analysis—Liquidity and Capital Resources." We believe the terms of the notes are as fair to us as those that would have been available to us in arm's-length negotiations with an unrelated party.

    On June 30, 2011, in connection with an amendment to the Credit Agreement, an additional $10.0 million of unsecured subordinated promissory notes were issued to ZM Private Equity Fund I, L.P. and ZM Private Equity Fund II, L.P. which accrue interest at a rate of 20.0% per annum, which is payable in kind by increasing the principal amount of such notes and is payable quarterly. No periodic payments of cash principal or interest are required and the notes mature on June 30, 2016. Additionally, in connection with the Working Capital Guarantee Credit Agreement ZM Private Equity Fund I, L.P. and ZM Private Equity Fund II, L.P. issued $1.0 million in unsecured subordinated promissory notes. See "Management's Discussion and Analysis—Liquidity and Capital Resources." We believe the terms of the loan are as fair to us as those that would have been available to us in arm's-length negotiations with an unrelated party.

Policies and Procedures for Related Party Transactions

    Our board of directors has adopted a written statement of policy requiring our audit committee to review any transactions with related persons, as defined in Item 404 of Regulation S-K, or in which a related person has a direct or an indirect interest, and determine whether to ratify or approve the transaction. Our related party transaction policy provides that a transaction may only be ratified or approved if the committee determines that it is fair to us or otherwise in our interest. Certain types of transactions have been pre-approved by the committee under the policy. These pre-approved transactions include: (i) certain compensation arrangements; (ii) transactions in the ordinary course of business where the related party's interest arises only (a) from his or her position as a director of another entity that is party to the transaction, and/or (b) from an equity interest of less than 5% in another entity that is party to the transaction, or (c) from a limited partnership interest of less than 5%, subject to certain limitations; and (iii) transactions in the ordinary course of business where the interest of the related party arises solely from the ownership of a class of our equity securities where all holders of such class of equity securities will receive the same benefit on a pro rata basis. No director may participate in the approval of a related party transaction for which he or she is a related party.

PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth information regarding beneficial ownership of our capital stock as of                         , 2012 for:

  •
  each person, or group of affiliated persons, known by us to beneficially own more than 5% of the outstanding shares of our common stock;

  •
  each of our named executive officers;

  •
  each of our directors;

  •
  all of our executive officers and directors as a group; and

  •
  each of the selling stockholders.

    Beneficial ownership of a security is determined according to the rules of the SEC and generally means that a person possesses sole or shared voting or investment power with respect to that security, including as to any securities a person has the right to acquire within 60 days after the measurement date. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown that they beneficially own, subject to community property laws where applicable.

    The table lists beneficial ownership prior to the offering on a pro forma basis after giving effect to the completion of the recapitalization described under "Explanatory Note Regarding Recapitalization." This table lists applicable percentage ownership prior to the offering based on 7,405,436 shares of common stock outstanding as of                        , 2012 and applicable percentage ownership after the offering based on                        shares of common stock outstanding upon the closing of the offering. If the underwriters exercise the overallotment option to purchase additional shares, those shares will be sold by the selling stockholders and will not increase the aggregate shares outstanding.

    Unless otherwise noted below, the address for each of the stockholders in the table below is c/o Erickson Air-Crane Incorporated, 5550 SW Macadam Avenue, Suite 200, Portland, Oregon 97239.

	Shares Beneficially Owned Before the Offering				Shares Beneficially Owned After the Offering†
Name and Address of Beneficial Owner/Selling Stockholder	Number of Shares Beneficially Owned(1)		Percent	Shares Being Offered†	Number of Shares Beneficially Owned(1)		Percent
5% and Selling Stockholders:
ZM EAC LLC	5,936,297	(2)	80.1%
ZM Private Equity Fund I, L.P.	1,028,397	(2)	13.9%
ZM Private Equity Fund II, L.P.	440,742	(2)	6.0%
Named Executive Officers and Directors:
Udo Rieder	—		—	—	170,000	(3)
Charles Ryan	—		—	—	75,000	(3)	*
H.E. "Mac" McClaren	—		—	—	30,000	(3)	*
David Ford	—		—	—	30,000	(3)	*
Eric "Rick" Fraenkel	—		—	—	—
Scott Fitzgerald	—		—	—	—
Quinn Morgan(2)	7,405,436	(4)	100%
Kenneth Lau(5)	—		—	—	—		—
Hank Halter	—		—	—	1,875	(6)	*
Gary R. Scott	—		—	—	1,875	(6)	*
Meredith R. Siegfried	—		—	—	1,875	(6)	*
James L. Welch	—		—	—	1,875	(6)	*
All executive officers and directors as a group (13 persons)	7,405,436		100%	100%	331,420	(3)(6)

*
Represents beneficial ownership of less than 1% of the outstanding common stock.

†
The selling stockholders will sell shares only if the underwriters exercise their overallotment option. The number of shares below assumes full exercise of the overallotment option.

(1)
Shares shown in the table above include shares held in the beneficial owner's name or jointly with others, or in the name of a bank, nominee, or trustee for the beneficial owner's account.

(2)
Mr. Morgan serves on our board of directors and is the managing member of ZM EAC LLC and Q&U Investments LLC. Q&U Investments LLC is the managing member of ZM Private Equity Fund I GP, LLC, which is the general partner of ZM Private Equity Fund I, L.P. Q&U Investments LLC is also the managing member of ZM Private Equity Fund II GP, LLC, which is the general partner of ZM Private Equity Fund II, L.P. Accordingly, Mr. Morgan may be deemed to have sole voting and investment power with respect to the shares held by ZM EAC LLC, ZM Private Equity Fund I, L.P., and ZM Private Equity Fund II, L.P. Mr. Morgan disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. The address of each of the parties is 60 East 42nd Street, Suite 1400, New York, NY 10165.

(3)
We intend to issue shares of restricted stock to certain of our named executive officers concurrently with this offering as set forth in the following table. The restricted stock to be issued will be subject to forfeiture if the named executive officer is not employed by us when a portion of the restriction is scheduled to lapse, as noted below for each named executive officer.

Named Executive Officer	Restricted Stock
Udo Rieder	170,000	(a)
Charles Ryan	75,000	(b)
H.E. "Mac" McClaren	30,000	(b)
David Ford	30,000	(c)
(a)
The restriction lapses with respect to one-half of the number of granted restricted shares on each anniversary of the grant date.

(b)
The restriction lapses with respect to one-third of the number of granted restricted shares on each anniversary of the grant date.

(c)
The restriction lapses with respect to one-fifth of the number of granted restricted shares on each anniversary of the grant date.
(4)
Consists of 5,936,297 shares owned by ZM EAC LLC, 1,028,397 shares owned by ZM Private Equity Fund I, L.P., and 440,742 shares owned by ZM Private Equity Fund II, L.P. Mr. Morgan disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(5)
Mr. Lau serves on our board of directors and is a member of ZM Private Equity Fund I GP, LLC, which is the general partner of ZM Private Equity Fund I, L.P., and he is a member of ZM Private Equity Fund II GP, LLC, which is the general partner of ZM Private Equity Fund II, L.P. Mr. Lau disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. The address of each of the parties is 60 East 42nd Street, Suite 1400, New York, NY 10165.

(6)
We intend to issue shares of restricted stock to our independent directors immediately following the closing of this offering. The restriction lapses with respect to one-third of the number of granted restricted shares on each anniversary of the grant date. Any shares that are still subject to restriction will be subject to forfeiture if the director ceases to serve on our board of directors.

Independent Director*	Restricted Stock
Hank Halter	1,875
Gary R. Scott	1,875
Meredith R. Siegfried	1,875
James L. Welch	1,875
*
Ms. Siegfried and Messrs. Halter, Scott, and Welch are expected to take office immediately following the closing of this offering.

DESCRIPTION OF CAPITAL STOCK

    We will complete a recapitalization and amend and restate our certificate of incorporation prior to the closing of this offering. The following description of our capital stock gives effect to our recapitalization and assumes the restatement of our certificate of incorporation. See "Explanatory Note Regarding Recapitalization."

Common Stock

    Our certificate of incorporation authorizes us to issue up to 110,000,000 shares of common stock, par value $0.0001 per share, of which                         shares will be issued and outstanding immediately after the closing of this offering. Our certificate of incorporation provides that the holders of our common stock are entitled to one vote per share on all matters to be voted on by our stockholders. After payment of any dividends due and owing to the holders of our preferred stock, holders of our common stock will be entitled to receive dividends declared by our board of directors out of funds legally available for dividends. In the event of our liquidation, dissolution, or winding up, holders of our common stock will be entitled to share in all assets remaining after payment of liabilities and liquidation preferences of outstanding shares of our preferred stock. Holders of our common stock have no preemptive, conversion, subscription, or other rights. There are no redemption or sinking fund provisions available to holders of our common stock.

Limited Voting by Foreign Owners

    To comply with restrictions imposed by federal law on foreign ownership of domestic common carriers that may apply to our operations, our second amended and restated certificate of incorporation and second amended and restated bylaws restrict voting of shares of our capital stock by non-U.S. citizens. The restrictions imposed by federal law require that no more than 25% of our voting stock be owned by persons who are not U.S. citizens. Our second amended and restated bylaws and certificate of incorporation provide that no shares of our capital stock may be voted by or at the direction of non-U.S. citizens unless such shares are registered on a separate stock record, which we refer to as the foreign stock record. Our second amended and restated bylaws further provide that the voting rights of the shares registered on the foreign stock record in the name of each foreign stockholder shall be proportionally reduced so that the voting rights of the amount so registered shall be reduced if the amount registered would exceed the foreign ownership restrictions imposed by federal law.

Preferred Stock

    Our certificate of incorporation provides that our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock, par value $0.0001 per share. Our board of directors is able to issue preferred stock in one or more series and determine the rights, preferences, privileges, qualifications, and restrictions granted to or imposed upon our preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences, and sinking fund terms, any or all of which may be greater than the rights of our common stock. Issuances of preferred stock could adversely affect the voting power of holders of our common stock and reduce the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation. Any issuance of preferred stock also could have the effect of decreasing the market price of our common stock and could delay, deter, or prevent a change in control of the Company. We have no present plans to issue any shares of preferred stock.

Registration Rights

    Substantially all of our stockholders prior to this offering are parties to an amended and restated registration rights agreement dated April 22, 2010. The terms of the registration rights agreement include provisions for demand registration rights and piggyback registration rights in favor of holders of our common stock. The demand and piggyback registration rights under the agreement terminate when the stockholders party to the agreement are first able to sell all of their shares under Rule 144 under the Securities Act within a three-month period. We and the selling stockholders have reciprocal indemnification obligations for misstatements in connection with the registration of selling stockholders' shares, and these obligations survive the termination of the registration rights agreement.

    Demand Registration Rights.    Subject to the terms of the registration rights agreement, once we become subject to periodic reporting requirements under the Exchange Act, ZM EAC LLC will have the right to require that we register its shares under the Securities Act for sale to the public. If ZM EAC LLC exercises its demand registration right, ZM Private Equity Fund I, L.P. and ZM Private Equity Fund II, L.P. will have the opportunity to include their shares in the registration. The underwriters in an underwritten offering have the right to limit on a pro rata basis the number of shares to be included in a registration statement filed in response to the exercise of these demand registration rights. We must pay all expenses, except for underwriters' discounts and commissions, incurred in connection with the exercise of these demand registration rights.

    Piggyback Registration Rights.    ZM EAC LLC, ZM Private Equity Fund I, L.P., and ZM Private Equity Fund II, L.P. have piggyback registration rights under the terms of the registration rights agreement. The registration rights agreement provides that the stockholders with piggyback registration rights have the right to include their shares in any registration that we effect under the Securities Act, other than a registration effected pursuant to an exercise of demand registration rights, subject to specified exceptions. The underwriters of any underwritten offering have the right to limit on a pro rata basis the number of shares registered by these holders. We must pay all expenses, except for underwriters' discounts and commissions, incurred in connection with these piggyback registration rights.

Anti-Takeover Provisions

Certificate of Incorporation and Bylaws

    Our second amended and restated certificate of incorporation provides for our board of directors to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our second amended and restated certificate of incorporation and second amended and restated bylaws provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only our board of directors, chairman of the board, chief executive officer, or president (in the absence of a chief executive officer) may call a special meeting of stockholders.

    Our second amended and restated certificate of incorporation and second amended and restated bylaws require a 66 2/3% stockholder vote for the removal of a director without cause or the rescission, alteration, amendment, or repeal of the bylaws by stockholders. The combination of the classification of our board of directors, the lack of cumulative voting and the 66 2/3% stockholder voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

    These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or a threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

Section 203 of the Delaware General Corporation Law

    We are subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

  •
  before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  •
  upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or an exchange offer; or

  •
  on or after such date, the business combination is approved by the board of directors and authorized at an annual or a special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

    In general, Section 203 defines "business combination" to include the following:

  •
  any merger or consolidation involving the corporation or any direct or indirect majority owned subsidiary of the corporation and the interested stockholder or any other corporation, partnership, unincorporated association, or other entity if the merger or consolidation is caused by the interested stockholder and as a result of such merger or consolidation the transaction is not excepted as described above;

  •
  any sale, transfer, pledge, or other disposition (in one transaction or a series) of 10% or more of the assets of the corporation involving the interested stockholder;

  •
  subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  •
  any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

  •
  the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges, or other financial benefits by or through the corporation.

    In general, Section 203 defines an "interested stockholder" as an entity or a person who, together with the person's affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Listing

    We have applied to list our common stock on The NASDAQ Global Market under the symbol "EAC."

Transfer Agent and Registrar

    The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

    Future sales of our common stock in the public market, or the availability of those shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after those restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at that time and our ability to raise equity capital in the future.

    Based on the number of shares outstanding as of                        , 2012, upon the closing of this offering,                        shares of common stock, or rights to receive common stock, will be outstanding, including the following shares of restricted stock, or rights to receive stock, that we intend to issue concurrently with this offering: (1)             shares of restricted stock to certain members of our management; (2) an estimated 17,500 shares of restricted stock to a broad base of our employees based on years of service with us; and (3) an estimated 7,500 shares of restricted stock to our independent directors. The estimated share amounts for employees and independent directors are based on the midpoint of the sale price range set forth on the cover of this prospectus. The actual number of shares to be awarded to employees and independent directors will be based on an aggregate dollar amount and will depend on the sale price of our common stock in this offering. Of the outstanding shares, all of the shares sold in the offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below

    All of our shares of common stock outstanding after this offering will be restricted as a result of restricted stock agreements or lock-up agreements described below. After the lock-up period expires, all shares will be eligible for resale in compliance with Rule 144 or Rule 701 to the extent those shares have been released from any repurchase option that we may hold. We issued and sold "restricted securities" as defined under Rule 144 in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if sold pursuant to an exemption from registration, such as Rule 144 or Rule 701 under the Securities Act.

Rule 144

    In general, a person who beneficially owns restricted shares of our common stock for at least six months is entitled to sell his or her securities if that person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, the sale. A person who beneficially owns restricted shares of our common stock for at least six months and who is our affiliate at the time of, or was our affiliate any time during the 90 days preceding, a sale is subject to additional restrictions on the sale of securities. Those additional restrictions limit the number of securities such person may sell within any three-month period to the number of securities that does not exceed the greater of either of the following:

  •
  1% of the number of shares of our common stock then outstanding, which equals approximately 740,544 shares based on the number of shares of common stock outstanding as of                        , 2012; or

  •
  the average weekly trading volume of our common stock on NASDAQ during the four calendar weeks before the filing of a notice on Form 144 with respect to the sale.

    Sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information, and notice provisions of Rule 144.

Rule 701

    Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144, but does not require the selling shareholder to comply with certain Rule 144 restrictions, including the Rule 144 holding period requirement. Most of our employees, executive officers, or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. However, all of our holders of shares exempt under Rule 701 are required to wait until 90 days after the date of the prospectus relating to the offering before selling their shares; substantially all of the shares exempt under Rule 701 are subject to lock-up agreements described below and under the section of this prospectus entitled "Underwriting" and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-Up Agreements

    In connection with the offering, all of our existing stockholders signed lock-up agreements under which they agreed not to sell, transfer, or dispose of, directly or indirectly, any shares of our common stock or any securities into or exercisable or exchangeable for shares of our common stock without the prior written consent of the representative of the underwriters until 180 days after the closing of this offering, subject to extension under certain circumstances. These agreements are described below under "Underwriting." In addition, the purchase agreement will provide that any shares or rights to receive shares of our common stock that we issue to our directors, executives, and other employees will be subject to transfer restrictions restricting such persons from selling, transferring, or otherwise disposing of such shares or rights until at least 180 days after the completion of this offering. See "Executive Compensation—2012 Stock Incentive Plan."

Registration Rights

    The holders of approximately 7,405,436 shares of our common stock, or their transferees, are entitled to certain rights with respect to the registration of those shares under the Securities Act. For a description of these registration rights, please see "Description of Capital Stock—Registration Rights." After these shares are registered, they will be freely tradable without restriction under the Securities Act.

Equity Awards Under Our 2012 Stock Incentive Plan

    Immediately after the closing of this offering, we intend to file a Form S-8 registration statement under the Securities Act to register shares of our common stock outstanding or reserved for issuance under our 2012 Stock Incentive Plan. The shares covered by this registration statement will be eligible for sale in the public markets, subject to vesting restrictions, the lock-up agreements described above, and Rule 144 limitations applicable to affiliates. For a more complete discussion of our stock incentive plan, see "Executive Compensation—2012 Stock Incentive Plan."

MATERIAL UNITED STATES FEDERAL INCOME TAX
CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK

    The following is a summary of the material United States federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership, and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all the potential United States federal income tax consequences relating thereto, nor does it address any estate and gift tax consequences or any tax consequences arising under any state, local, or foreign tax laws, or any other United States federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended, the Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service (IRS), all as in effect as of the date of this offering. These authorities may change, possibly retroactively, resulting in United States federal income tax consequences different from those discussed below. No ruling from the IRS or opinion of counsel has been or will be sought with respect to the matters discussed below, and we cannot assure you that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership, or disposition of our common stock, or that any such contrary position would not be sustained by a court.

    This discussion is limited to non-U.S. holders who purchase our common stock issued pursuant to this offering and who hold our common stock as a "capital asset" within the meaning of the Internal Revenue Code (generally, property held for investment). This discussion does not address all of the United States federal income tax consequences that may be relevant to a particular holder in light of such holder's particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the United States federal income tax laws, including, without limitation, shareholders, partners, beneficiaries, or other owners of a person holding our common stock; former citizens or residents of the United States subject to tax as expatriates; S Corporations; partnerships or other entities taxed as partnerships; real estate investment trusts; regulated investment companies; corporations that accumulate earnings to avoid United States federal income tax; banks or financial institutions; thrifts; insurance companies; brokers, dealers, or traders in securities, commodities, or currencies; tax-exempt organizations; tax-qualified retirement plans; persons subject to the alternative minimum tax; persons that own, or have owned, actually or constructively, more than 5% of our common stock; and persons holding our common stock as part of a hedging or conversion transaction or straddle, or a constructive sale, or other risk reduction strategy.

    PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING, AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, OR FOREIGN TAX LAWS AND ANY OTHER UNITED STATES FEDERAL TAX LAWS OR UNDER ANY APPLICABLE TAX TREATY.

Definition of Non-U.S. Holder

    For purposes of this discussion, a non-U.S. holder is a person that is not a "U.S. person" for United States federal income tax purposes. A U.S. person is any of the following:

  •
  an individual citizen or resident of the United States;

  •
  a corporation or partnership (including any entity treated as such for United States federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

  •
  an estate the income of which is subject to United States federal income tax regardless of its source; or

  •
  a trust (1) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

    An individual may be treated as a resident of the United States in any calendar year by being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during the three-year period ending in that calendar year. For purposes of determining days present in the United States, certain days that an individual is actually present in the United States are not taken into account. In addition, the 183-day test is determined by counting all of the days the individual is treated as being present in the current year, one-third of such days in the immediately preceding year and one-sixth of such days in the second preceding year.

Distributions on Our Common Stock

    If we make distributions of cash or other property on our common stock, such distributions will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our current or accumulated earnings and profits generally will constitute a return of capital and will first be applied against and reduce a holder's tax basis in the common stock, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under "Gain on Disposition of Our Common Stock" below.

    Dividends paid to a non-U.S. holder of our common stock, except as provided below with respect to dividends that are treated as effectively connected with the non-U.S. holder's conduct of a trade or business in the United States, will be subject to United States federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying such holder's qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

    Dividends we pay to a non-U.S. holder that are treated as effectively connected with such holder's United States trade or business (and if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States) are not subject to United States federal withholding tax. Instead, such dividends generally will be subject to United States federal income tax on a net income basis at regular graduated United States federal income tax rates in much the same manner as if such holder were a resident of the United States. To inform us that dividends are not subject to United States federal withholding tax, the non-U.S. holder generally must furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form). This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders are encouraged to consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

    A non-U.S. holder who claims the benefit of an income tax treaty generally will be required to satisfy applicable certification and other requirements prior to the distribution date. Non-U.S. holders are encouraged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Gain on Disposition of Our Common Stock

    Subject to the discussion below regarding backup withholding, a non-U.S. holder generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of our common stock, unless:

  •
  the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year of the disposition (but nevertheless is treated as a nonresident alien because some or all of those days were not taken into account for purposes of determining whether the individual is a U.S. resident under the 183-day test described in the definition of "non-U.S. holder" above);

  •
  the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States; or

  •
  we are, or have been, a United States real property holding corporation (USRPHC) for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder's holding period for our common stock, unless (i) our common stock is regularly traded on an "established securities market" as defined in applicable Treasury Regulations and (ii) the non-U.S. holder holds no more than 5% of our outstanding common stock, directly or indirectly, during the relevant period (the "5% exception"). Generally, we will be a USRPHC if the fair market value of our United States real property interests equals or exceeds 50% of the sum of the fair market value of our other trade or business assets, our United States real property interests, and our foreign real property interests, all as determined under applicable Treasury Regulations. Although we believe we are not currently and do not anticipate becoming a USRPHC for United States federal income tax purposes, no assurances can be made in this regard.

    Gain realized on sale of our common stock by a non-U.S. holder described in the first bullet point above will be subject to United States federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by United States source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

    Gain described in the second and third bullet points above will be subject to United States federal income tax on a net income basis at regular graduated United States federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. In addition, if we are determined to be a USRPHC and the 5% exception does not apply, then a purchaser may be required to withhold 10% of the proceeds payable to a non-U.S. holder from a sale or other taxable disposition of our common stock. This 10% withholding, if applicable, is not an additional tax, and amounts withheld may be credited against the non-U.S. holder's federal income tax liability. Non-U.S. holders are encouraged to consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

    We generally must report annually to the IRS and to each non-U.S. holder the amount of distributions on our common stock paid to such holder and the amount of any tax withheld with respect to those distributions. These information reporting requirements apply even if no withholding was required. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

    The gross amount of dividends paid to a non-U.S. holder subject to information reporting that fails to certify its non-U.S. holder status in accordance with applicable Treasury Regulations may be subject to backup withholding, currently at a 28% rate (scheduled to increase to 31% on January 1, 2013). Generally, a non-U.S. holder furnishes the required certification by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, as applicable. Notwithstanding the foregoing, backup withholding may apply if either we have or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

    Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder's United States federal income tax liability, provided the required information is timely furnished to the IRS.

Recent Legislation Imposing Additional Disclosure Requirements on holders that are Foreign Entities

    Non-U.S. holders are encouraged to be aware of recently enacted legislation under sections 1471 through 1474 of the Internal Revenue Code that, beginning on January 1, 2013, will impose a 30% withholding tax on certain payments (which could include dividends in respect of our common shares and gross proceeds from the sale, exchange or other disposition of our common shares and gross proceeds from the sale, exchange or other disposition of our common shares) made to a foreign entity if such entity fails to satisfy certain disclosure requirements. Various requirements and exceptions are provided under the legislation and additional requirements and exceptions may be provided in subsequent guidance. Non-U.S. holders are encouraged to consult their own tax advisors regarding the potential application and impact of the new requirements based upon their particular circumstances.

UNDERWRITING

    Stifel, Nicolaus & Company, Incorporated is acting as representative of each of the underwriters named below. The selling stockholders may be deemed to be underwriters. We, the selling stockholders and the underwriters named below, have entered into an underwriting agreement with respect to the shares of common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares of common stock indicated in the following table.

Underwriter	Number of Shares
Stifel, Nicolaus & Company, Incorporated

Total

    The expenses of the offering, not including the underwriting discount, are estimated at $            and are payable by us.

    Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares of common stock offered by this prospectus, other than those covered by the option to purchase additional shares described below, if any of these shares are purchased.

    If the underwriters sell more shares of common stock than the total number set forth in the table above, the underwriters have an option to buy up to                        shares of common stock from the selling stockholders to cover such excess sales. They may exercise that option for 30 days. If any shares of common stock are purchased pursuant to this option, the underwriters will severally purchase shares of common stock in approximately the same proportion as set forth in the table above.

    The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase an additional                        shares of common stock.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds to the selling stockholders assuming full exercise of the underwriters' overallotment option	$	$	$

    Shares of common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. The underwriters may allow a concession of not more than $            per share to selected dealers. The underwriters may also allow, and those dealers may re-allow, a concession of not more than $            per share to some other dealers. If all the shares of common stock are not sold at the initial public offering price, the representative may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

    We and our existing stockholders have agreed, subject to limited exceptions, with the underwriters not to sell or transfer any of our shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock without the prior written consent of the representative of the underwriters during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

  •
  offer, pledge, sell, or contract to sell any common stock,

  •
  sell any option or contract to purchase any common stock,

  •
  purchase any option or contract to sell any common stock,

  •
  grant any option, right, or warrant for the sale of any common stock,

  •
  lend or otherwise dispose of or transfer any common stock,

  •
  request or demand that we file a registration statement related to the common stock, or

  •
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock, whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

    The 180-day restricted period described in the preceding paragraph may be extended by the representative of the underwriters by written notice to us if: (1) during the last 17 days of the initial 180-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the initial 180-day restricted period, we announce that we will release earnings results or we become aware that material news or a material event will occur during the 16-day period beginning on the last day of the initial 180-day period, then, in each case, the initial 180-day restricted period may be extended until the expiration of the 18-day period beginning on the date of the earnings release or the occurrence of the material news or material event.

    In addition, the underwriting agreement will provide that any shares or rights to receive shares of our common stock that we issue to our directors, executives, or other employees will be subject to transfer restrictions restricting such persons from selling, transferring or otherwise disposing of such shares or rights until at least 180 days after the closing of this offering.

    We have applied to list our common stock on The NASDAQ Global Market under the symbol "EAC."

    Prior to this offering, there has been no public market for the shares of common stock. The initial public offering price will be negotiated between us and the representative. Among the factors to be considered in determining the initial public offering price of the shares of common stock, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management, and the consideration of the above factors in relation to market valuation of companies in related businesses. An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial offering price.

    The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

    We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make for these liabilities.

    In connection with this offering, the underwriters may purchase and sell our shares of common stock in the open market. These transactions may include short sales, stabilizing transactions, and purchases to cover positions created by short sales. Short sales may involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares of common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of common stock or purchasing shares of common stock in the open market. In determining the source of shares of common stock to close out the covered short position, the underwriters will consider, among other things, the price of shares of common stock available for purchase in the open market as compared to the price at which they may purchase additional shares of common stock pursuant to the option granted to them. "Naked" short sales are any sales in excess of that option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of, or offers to sell or sales of, shares of common stock made by the underwriters in the open market prior to the closing of this offering.

    The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares of common stock sold by or for the account of such underwriter in stabilizing or short covering transactions.

    Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain, or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NASDAQ exchange, in the over-the-counter market or otherwise.

Relationships with the Underwriters

    Certain of the underwriters and their respective affiliates have and may in the future perform various financial advisory, commercial banking, and investment banking services for us, the selling stockholders, and our affiliates, for which they receive or will receive customary fees and expenses.

Online Offering

    A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters participating in this offering. Other than the prospectus in electronic format, the information on any such website, or accessible through any such website, is not part of the prospectus. The representative may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

Foreign Selling Restrictions

Notice to Prospective Investors in the European Economic Area

    In relation to each Member State of the European Economic Area ("EEA"), which has implemented the Prospectus Directive (each, a "Relevant Member State"), an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

    (a)  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

    (b)  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

    (c)  by the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

    (d)  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for the publication by us or any of the underwriters of a prospectus pursuant to Article 3 of the Prospectus Directive.

    Any person making or intending to make any offer within the EEA of shares which are the subject of the offering contemplated in this prospectus should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do we or they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

    For the purposes of this provision, and your representation below, the expression "an offer to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

    Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares which are the subject of the offering contemplated by this prospectus under, the offers contemplated in this prospectus will be deemed to have represented, warranted, and agreed to and with us and each underwriter that:

    (a)  it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

    (b)  in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than "qualified investors" as defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

United Kingdom

    Each underwriter has represented and agreed that:

    (a)  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Service and Markets Act 2000 ("FSMA") received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

    (b)  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from, or otherwise involving the United Kingdom.

Switzerland

    This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, does not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This document, as well as any other material relating to the shares, is personal and confidential and does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Dubai International Financial Centre

    This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered pursuant to this prospectus should conduct their own due diligence on such shares. If you do not understand the contents of this document you should consult an authorized financial adviser.

Australia

    This document has not been, and will not be, lodged with the Australian Securities and Investments Commission as a disclosure document for the purpose of Australia's Corporations Act 2001 (Cwlth) ("Corporations Act"). The offer is extended to Australian investors under section 708(8), 708(10), or 708(11) of the Corporations Act. Any of our shares issued as a result of the offer may not be offered for sale (or transferred, assigned, or otherwise alienated) to investors in Australia for at least 12 months after their issue, except in circumstances where disclosure to investors is not required under Chapter 6D of the Corporations Act or unless a compliant disclosure document is prepared and lodged with ASIC under Chapter 6D. Disclosure to investors would not generally be required under Chapter 6D where:

    (a)  the shares are offered for sale in the ordinary course of trading on The NASDAQ Global Market;

    (b)  the shares are offered for sale to the categories of "professional investors" referred to in section 708(11) of the Corporations Act; or

    (c)  the shares are offered for sale to persons who are "sophisticated investors" that meet the criteria set out in sections 708(8) or 708(10) of the Corporations Act.

    We are not licensed to provide financial product advice in relation to the shares, under Australian law. We recommend that investors obtain and consider this document before making any decision to acquire shares and confirm that there is no "cooling off" period under Australian law, in relation to the offer of shares under the offer. This document is not intended to provide financial product advice, and has been prepared without taking account of any particular investor's objectives, financial situation, or needs; as a result investors should consider the appropriateness of the information, having regard to their own objectives, financial situation, and needs. If in any doubt, stockholders should obtain their own professional advice in relation to any investment decision.

 LEGAL MATTERS

    Certain legal matters with respect to the legality of the issuance of the shares of common stock offered by us and by the selling stockholders by this prospectus will be passed upon for us by Milbank, Tweed, Hadley & McCloy LLP, New York, New York. The underwriters are being represented by DLA Piper LLP (US), Washington, DC, in connection with the offering.

EXPERTS

    The audited consolidated financial statements included in this prospectus and elsewhere in the registration statement have been so included in reliance upon reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said reports.

WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to this offering of our common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits and the financial statements and notes filed as part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be referenced for the complete contents of these contracts and documents. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements, and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

    After this offering, we will file with the SEC periodic reports, proxy statements, and other information required by the Exchange Act. Our SEC filings will also be available at the office of The NASDAQ Global Market. For further information on obtaining copies of our public filings at NASDAQ, please call (212) 401-8700.

ERICKSON AIR-CRANE INCORPORATED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Unaudited Condensed Consolidated Financial Statements of the Company:
Unaudited Condensed Consolidated Balance Sheets as of September 30, 2011 and December 31, 2010	F-2
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) for the nine months ended September 30, 2011 and 2010	F-3
Unaudited Consolidated Statements of Redeemable Preferred Stock and Stockholders' Equity (Deficit) for the nine months ended September 30, 2011 and 2010	F-4
Unaudited Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2011 and 2010	F-5
Notes to the Unaudited Condensed Consolidated Financial Statements	F-6
Audited Consolidated Financial Statements of the Company:
Report of Independent Registered Public Accounting Firm	F-20
Consolidated Balance Sheets as of December 31, 2010 and 2009	F-21
Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 2010, 2009 and 2008	F-22
Consolidated Statements of Redeemable Preferred Stock and Stockholders' Equity (Deficit) for the years ended December 31, 2010, 2009 and 2008	F-23
Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008	F-24
Notes to Consolidated Financial Statements	F-25

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

	September 30, 2011	December 31, 2010
Assets
Current assets:
Cash and cash equivalents	$3,056	$1,928
Accounts receivable net of allowances for doubtful accounts of $1,093 and $1,360 in 2011 and 2010, respectively	29,296	22,763
Aircranes and support parts in process	27,000	18,193
Prepaid expenses and other	6,552	4,697
Deferred tax assets	7,684	11,231

Total current assets	73,588	58,812

Restricted cash	5,395	4,340
Aircrane support parts, net	98,815	85,390
Aircranes, net	43,103	40,924
Property, plant, and equipment, net	14,211	11,591
Other noncurrent assets	4,042	2,646

Total assets	$239,154	$203,703

Liabilities, redeemable preferred stock and stockholders' equity
Current liabilities:
Current portion of long-term debt	$6,500	$6,500
Accounts payable	11,397	11,038
Accrued and other current liabilities	26,447	28,578
Income taxes payable	7,881	8,037

Total current liabilities	52,225	54,153

Long-term debt, less current portion	115,509	86,515
Long-term liabilities	5,569	8,389
Deferred tax liabilities	17,125	13,234

Total liabilities	190,428	162,291

Commitments and contingencies
Series A redeemable preferred stock, $0.0001 par value.
Authorized—70,000 shares; issued and outstanding—34,999.5 shares; liquidation preference of $63,739 and $57,010 at September 30, 2011 and December 31, 2010, respectively	63,739	57,010
Stockholders' equity:
Common stock, $0.0001 par value. Authorized—2,300 shares; Class A; designated 2,000; issued and outstanding—1,000 shares	1	1
Class B; designated 300; zero issued and outstanding	—	—
Accumulated deficit	(16,142)	(16,707)
Accumulated other comprehensive income (loss)	(11)	178

Total stockholders' equity (deficit) attributable to Erickson Air-Crane Incorporated	(16,152)	(16,528)
Noncontrolling interest	1,139	930

Total stockholders' equity (deficit)	(15,013)	(15,598)

Total liabilities, redeemable preferred stock and stockholders' equity	$239,154	$203,703

The accompanying notes are an integral part of these condensed consolidated financial statements

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(in thousands, except per share data)

	Nine Months Ended
	September 30, 2011	September 30, 2010
Net revenues:
Aerial services	$111,235	$82,358
Manufacturing / MRO	10,819	10,682

Total net revenues	122,054	93,040
Cost of revenues:
Aerial services	75,275	61,433
Manufacturing / MRO	8,394	6,047

Total cost of revenues	83,669	67,480

Gross profit	38,385	25,560

Operating expenses:
General and administrative	9,534	9,717
Research and development	3,223	5,398
Selling and marketing	5,469	4,630

Total operating expenses	18,226	19,745

Operating income (loss)	20,159	5,815
Other income (expense):
Interest income	24	19
Interest expense	(6,580)	(3,410)
Interest expense related to tax contingencies	(270)	(371)
Amortization of debt issuance costs	(553)	(552)
Loss on early extinguishment of debt	—	(2,265)
Gain on involuntary conversion	—	6,285
Gain on disposal of equipment	5	6
Unrealized foreign exchange gain (loss)	1,461	(82)
Realized foreign exchange gain (loss)	(403)	(76)
Other income (expense), net	650	297

Total other income (expense)	(5,666)	(149)

Income before noncontrolling interest and income taxes	14,493	5,666
Income tax expense (benefit)	6,596	3,360

Net income	7,897	2,306
Less: Net (income) loss related to noncontrolling interest	(603)	(322)

Net income (loss) attributable to Erickson Air-Crane Incorporated	7,294	1,984
Dividends on redeemable preferred stock	6,729	5,818

Net income (loss) attributable to common stockholders	$565	$(3,834)

Net income (loss)	$7,897	$2,306
Other comprehensive income (loss):
Foreign currency translation adjustment	(329)	(135)

Comprehensive income (loss)	7,568	2,171
Comprehensive (income) loss attributable to noncontrolling interest	(463)	(199)

Comprehensive income (loss) attributable to Erickson Air-Crane Incorporated	$7,105	$1,972

Net income (loss) per share attributable to common stockholders
Basic	$7,897.45	$2,305.69

Diluted	$7,897.45	$2,305.69

Weighted average shares outstanding
Basic	1,000	1,000

Diluted	1,000	1,000

The accompanying notes are an integral part of these condensed consolidated financial statements

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK
AND STOCKHOLDERS' EQUITY (DEFICIT)

(in thousands, except share data)

	Redeemable Series A Preferred Stock		Common Stock Class A				Total Stockholders' Equity (Deficit) of Erickson Air-Crane
					Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (loss)
								Noncontrolling Interest	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance at December 31, 2009	34,999.5	$49,085	1,000	$1	$(531)	$58	$(472)	$957	$485
Dividends accrued on redeemable preferred stock	—	5,818	—	—	(5,818)	—	(5,818)	—	(5,818)
Components of comprehensive income (loss):
Net income (loss)	—	—	—	—	1,984	—	1,984	322	2,306
Foreign currency translation	—	—	—	—	—	(12)	(12)	(123)	(135)

Comprehensive income (loss)									(2,171)

Balance at September 30, 2010	34,999.5	$54,903	1,000	$1	$(4,365)	$46	$(4,318)	$1,156	$(3,162)

Balance at December 31, 2010	34,999.5	$57,010	1,000	$1	$(16,707)	$178	$(16,528)	$930	$(15,598)
Dividends accrued on redeemable preferred stock	—	6,729	—	—	(6,729)	—	(6,729)	—	(6,729)
Noncontrolling interest dividend	—	—	—	—	—	—	—	(254)	(254)
Components of comprehensive income (loss):
Net income (loss)	—	—	—	—	7,294	—	7,294	603	7,897
Foreign currency translation	—	—	—	—	—	(189)	(189)	(140)	(329)

Comprehensive income (loss)									7,568

Balance at September 30, 2011	34,999.5	$63,739	1,000	$1	$(16,142)	$(11)	$(16,152)	$1,139	$(15,013)

The accompanying notes are an integral part of these condensed consolidated financial statements

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Nine Months Ended
	September 30, 2011	September 30, 2010
Cash flows from operating activities:
Net income (loss)	$7,897	$2,306
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	5,601	3,462
Deferred income taxes	7,438	2,768
Write-off of issuance costs related to early extinguishment of debt	—	1,812
Amortization of debt issuance costs	553	552
Gain on involuntary conversion	—	(6,285)
Gain on sale of equipment	(8)	(6)
Changes in operating assets and liabilities:
Accounts receivable	(7,055)	9,379
Aircranes and support parts in process	(8,807)	(8,936)
Prepaid expenses and other	(2,627)	(4,209)
Net purchases of Aircrane support parts	(13,425)	(16,207)
Income taxes payable	(67)	(1,655)
Accounts payable	510	682
Other long-term liabilities	(2,820)	8,113
Accrued and other current liabilities	(1,606)	1,242

Net cash provided by (used in) operating activities	(14,416)	(6,982)

Cash flows from investing activities:
Purchases of Aircranes, property, plant, and equipment	(10,414)	(3,625)
Proceeds from sale of equipment	—	40
Restricted cash	(1,016)	398
Dividends from noncontrolling interest	(254)	—
Increase (decrease) in other assets	(421)	62

Net cash provided by (used in) investing activities	(12,105)	(3,125)

Cash flows from financing activities:
Debt issuance costs	(776)	(1,413)
Borrowings of long-term debt	246,831	227,719
Repayments of long-term debt	(217,839)	(220,015)

Net cash provided by (used in) financing activities	28,216	6,291

Effect of foreign currency exchange rates on cash and cash equivalents	(567)	2,042

Net increase (decrease) in cash and cash equivalents	1,128	(1,774)
Cash and cash equivalents at beginning of period	1,928	3,536

Cash and cash equivalents at end of period	$3,056	$1,762

Supplemental disclosure of cash flow information:
Cash paid during period for interest	$4,858	$3,720
Net cash paid during period for income taxes	$(765)	$2,148

The accompanying notes are an integral part of these condensed consolidated financial statements

Note 1. Description of the Business

    The consolidated financial statements include the accounts of Erickson Air-Crane Incorporated ("EAC") and its subsidiaries and affiliated companies: CAC Development Ltd. ("Canada"), Canadian Air-Crane Ltd. ("CAC"), Erickson Air-Crane Malaysia Sdn. Bhd. ("EACM"), European Air-Crane S.p.A. ("EuAC"), and Dutch Air-Crane B.V. ("DAC") (collectively referred to as "the Company"). At September 30, 2011, EuAC owned a 60% equity interest in Societa Italiania de Manutenzioni Aeroautiche S.p.A. ("SIMA"), which is an aircraft maintenance organization located in Lucca, Italy. Additionally, EACM owned a 49% equity interest in Layang-Layang Services Sdn. Bhd., which provides aircraft rental services in Malaysia.

    The Company owns and operates a fleet of thirteen S-64E and four S-64F model Aircranes which are used in logging, firefighting, and construction operations, predominantly in North America, South America, Europe, Southeast Asia, and Australia. Seven of the Aircranes were deployed outside of North America as of September 30, 2011.

    The Company owns the Type Certificate and Production Certificate for the S-64 Aircrane which gives it the authorization to convert, remanufacture, and manufacture S-64 Aircranes for its own use or to sell to third parties. The Company holds a Type Certificate issued by the European Aviation Safety Agency ("EASA") certifying the S-64F model which allows the Aircrane to be sold to third parties in the European Union. The Company also holds a Repair Station Certificate which allows it to repair and overhaul airframes and components for S-64s and other aircraft.

Note 2. Basis of Presentation

    The accompanying unaudited condensed consolidated financial statements include the accounts and transactions of all majority owned subsidiaries and variable interest entities in which the Company is the primary beneficiary. In presenting these unaudited condensed consolidated financial statements, management makes estimates and assumptions that affect reported amounts of assets and liabilities and related disclosures, and disclosure of contingent assets and liabilities, at the date of the financial statements, and reported amounts of revenues and expenses during the reporting periods. Estimates, by their nature, are based on judgments and available information at the time. As such, actual results could differ from those estimates. In management's opinion, the unaudited condensed consolidated financial statements contain all normal recurring adjustments necessary for a fair presentation of interim results reported. The results of operations reported for interim periods are not necessarily indicative of the results of operations for the entire year or any subsequent interim period.

    The accompanying unaudited consolidated financial statements have been prepared in accordance with the instructions to Form 10-Q and following the guidance of Rule 10-01 of Regulation S-X for interim financial statements required to be filed with the U.S. Securities and Exchange Commission (the "SEC"). As permitted under such rules, certain notes and other financial information normally required by accounting principles generally accepted in the United States of America ("GAAP") have been condensed or omitted; however, the unaudited condensed consolidated financial statements do include such notes and financial information sufficient so as to make the interim information presented not misleading. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes of the Company as of and for the year ended December 31, 2010.

    The balance sheet at December 31, 2010 has been derived from the audited financial statements at that date, but does not include all of the information and footnotes required by GAAP for complete financial statements.

Note 3. Recent Accounting Pronouncements

    In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in the U.S. GAAP and IFRSs". This guidance contains certain updates to the measurement guidance as well as enhanced disclosure requirements. The most significant change in disclosures is an expansion of the information required for "Level 3" measurements including enhanced disclosure for: (1) the valuation process used by the reporting entity; and (2) the sensitivity of the fair value measurement to changes in unobservable inputs and the interrelationships between those unobservable inputs, if any. This guidance is effective for interim and annual periods beginning on or after December 15, 2011, with early adoption prohibited. This guidance will only impact the Company's "Level 3" disclosures.

    In June 2011, the FASB issued ASU No. 2011-05, "Comprehensive Income (Topic 220): Presentation of Comprehensive Income." ASU No. 2011-05 requires that all nonowner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements, eliminating the option to present other comprehensive income in the statement of changes in equity. Under either choice, items that are reclassified from other comprehensive income to net income are required to be presented on the face of the financial statements where the components of net income and the components of other comprehensive income are presented. This amendment is effective for the Company in 2012 and will be applied retrospectively. This amendment will change the manner in which the Company presents comprehensive income.

    In October 2009, the FASB issued an amendment to ASC 605-25, Multiple Element Arrangements, which modifies how a company separates consideration in multiple-delivery arrangements. The amendment establishes a selling price hierarchy for determining the selling price of a deliverable. The amendment also clarifies the allocation of revenue is based on entity-specific assumptions rather than assumptions of a marketplace participant. The amendment also eliminates the residual method of allocating revenue and requires the use the relative selling price method. Expanded disclosures of qualitative and quantitative information regarding application of multiple-deliverable revenue arrangement guidance are also required under the amendment. This amendment to ASC 605-25 was effective for the Company January 1, 2011. The nature and magnitude of the specific effects will depend upon the nature, terms and size of the transactions consummated in the future.

Note 4. Accounts Receivable and Allowance for Doubtful Accounts

    Accounts receivable consisted of the following (in thousands):

	September 30, 2011	December 31, 2010
Trade accounts receivable	$29,760	$23,582
Other receivables	629	541
Less: Allowance for doubtful accounts	(1,093)	(1,360)

	$29,296	$22,763

    The Company had a net recovery of allowance for doubtful accounts of $0.3 million for the nine months ended September 30, 2011. The Company had no change in the allowance for doubtful accounts for the nine months ended September 30, 2010.

Note 5. Aircranes and support parts in process and Aircrane Support Parts, net

    At September 30, 2011 and December 31, 2010 aircranes and support parts in process consisted of aircranes in various stages of production. In addition, at September 30, 2011 this account included one completed aircrane and one substantially completed aircrane. At December 31, 2010 this account included one completed aircrane.

    Aircrane support parts, net consisted of the following (in thousands):

	September 30, 2011	December 31, 2010
Aircrane parts	$45,139	$38,594
Major component overhauls	28,630	28,602
Work-in-process	28,556	21,769
Less: Excess and obsolete reserve	(3,510)	(3,575)

	$98,815	$85,390

Note 6. Long-Term Debt

Credit Facilities

    At the end of June, 2010, the Company entered into a Credit Agreement with a bank syndicate led by Wells Fargo Bank, National Association (Wells Fargo), which consists of up to $132.5 million senior credit facilities, including a $65.0 million term loan facility and a revolving credit facility of up to $67.5 million. The $67.5 million revolving credit facility has a $30.0 million sublimit to be used for issuance of letters of credit and a $10.0 million sublimit for swingline loans. Subject to the terms of the Credit Agreement, including lender approval, we may request an increase in the senior credit facility of up to $50.0 million. A request for an increase must be in a minimum amount of $10.0 million and we may request an increase no more than three times during the term of the senior credit facilities.

    The commitment under the senior credit facilities is shared between Wells Fargo (60.4%), which is also the Administrative Agent, KeyBank (13.2%), Bank of the West (13.2%), Bank of America (7.5%), and Union Bank of California (5.7%).

    The interest rate on the senior credit facilities is calculated based on LIBOR or a base rate. The base rate is the higher of the Federal Funds rate plus 150 basis points, the Prime Rate as quoted by Wells Fargo, or LIBOR plus 150 basis points. The interest rate is calculated as LIBOR or base rate plus a LIBOR margin or base rate margin, respectively. Margin rates are tied to our total senior debt leverage covenant (Funded Indebtedness to Bank EBITDA) per our Credit Agreement. LIBOR margin ranges between 2.75% and 5.00% and base rate margin ranges between 1.75% and 4.00%. The Company pays a quarterly unused commitment fee between 0.375% and 0.625% and fees between 2.75% and 5.00% on outstanding letters of credit, both of which are based on the level of the Funded Indebtedness to Bank EBITDA ratio.

    The Company amended the Credit Agreement effective December 31, 2010. An initial amendment removed the requirement to comply with existing financial covenants as of December 31, 2010, added a net income covenant calculation for fiscal 2010, and adjusted certain amounts related to the determination of Bank EBITDA and Tangible Net Worth. In addition, the interest rate matrix was modified to add an additional pricing tier. Subsequent amendments waived the Company's non compliance with certain requirements and financial covenants under the Credit Agreement for both the fourth quarter of 2010 and the first quarter of 2011, and modified the financial covenants for future periods. Through the amendments the interest rate matrix was modified and financial reporting requirements were adjusted. The amendment also required a new subordinated debt in the amount of $10.0 million to be contributed by ZM Private Equity Funds I and II, L.P., which was funded on June 30, 2011. Absent these amendments, the

Note 6. Long-Term Debt (Continued)

Company would not have been in compliance with the covenants in the Credit Agreement at December 31, 2010 and March 31, 2011. The Company was in compliance with its Credit Agreement covenants at June 30, 2011 and as of September 30, 2011.

    The senior credit facilities contain several affirmative and negative covenants customary for similar senior credit facilities, including leverage ratio tests based on maximum Senior Funded Indebtedness (excluding subordinated debt) to Bank EBITDA, a minimum fixed charge coverage ratio and a minimum tangible net worth test. In addition, if at any time the amount advanced under our senior credit facilities exceeds the most recent Asset Coverage Amount (as defined in our Credit Agreement), the Company has to prepay the amount of such excess. Under the senior credit facilities the Company has affirmative covenants to, among other things, deliver certain financial statements, notices, and certificates to our lenders and maintain certain insurance policies. The negative covenants include limitations on indebtedness, liens, acquisitions, mergers and dispositions, investments, fundamental changes, certain lease transactions, restricted payments, transactions with affiliates, agreements that burden our subsidiaries, and capital expenditures. See "—Bank EBITDA".

    The senior credit facilities are secured by a security interest in our real and personal property and interests in property and proceeds thereof, including, but not limited to, intangible assets, the type certificates and supplemental type certificates for our aircraft.

    The Credit agreement allows borrowings up to $67.5 million under the revolving credit facility. The weighted average interest rate for borrowings under the revolving credit facility for the nine months ended September 30, 2011 and 2010 was 5.88% and 3.81%, respectively. The outstanding balance under the revolving credit facility at September 30, 2011 and December 31, 2010, excluding letters of credit, was $45.6 million and $22.8 million, respectively. These amounts were classified as long-term debt based on the maturity date of the respective credit agreements. The borrowing rate at September 30, 2011 and December 31, 2010 was 3.90% and 3.86%, respectively. The Company had approximately $0.1 million and $7.8 million outstanding standby letters of credit issued as of September 30, 2011 and December 31, 2010, respectively.

    The Credit Agreement allows borrowings of up to $65.0 million under the term loan facility. On June 30, 2010, the Company borrowed $65.0 million and used proceeds to pay off existing debt. The Company is required to pay $1.625 million per quarter for principal, plus accrued interest, until maturity, at which time the remaining principal balance of $45.5 million, plus accrued interest, is due. The senior credit facilities terminate on June 24, 2013. The weighted average interest rate for the term loan borrowings for the nine months ended September 30, 2011 and 2010 was 5.20% and 3.2%, respectively. At September 30, 2011 and December 31, 2010 the outstanding balance under the term loan facility was $56.9 million and $61.8 million, respectively. The borrowing rate at September 30, 2011 and December 31, 2010 was 3.82% and 3.50%, respectively.

    On June 30, 2010 the Company expensed deferred loan costs and termination fees relating to the old debt in the amount of $2.3 million and capitalized loan costs relating to the new debt in the amount of $1.7 million. On June 30, 2011 the Company paid $0.4 million in amendment fees in conjunction with the amendment of its credit agreement and the fees associated with obtaining the establishment of the Working Capital Guarantee Credit Agreement. Such loan costs will be amortized to amortization of debt issuance costs over the term of the Credit Agreements.

Working Capital Guarantee Credit Agreement

    On June 30, 2011, in connection with an amendment to the Credit Agreement, the Company obtained a separate line of credit with Wells Fargo for up to $10.0 million, pursuant to which Wells Fargo issues

Note 6. Long-Term Debt (Continued)

standby letters of credit to the Company's certain non-domestic customers for the purpose of assuring the Company's performance of its obligations to such customers. The standby letters of credit are required to be collateralized by funds obtained from the Company from promissory notes to ZM Private Equity Fund I, L.P. in the initial principal amount of $700,000 and to ZM Private Equity Fund II, L.P. in the initial principal amount of $300,000 at a rate of 20% per annum. No periodic principal or interest payments are required and the notes mature no earlier than June 30, 2016. The amount is included in restricted cash. As of September 30, 2011 the Company had $7.9 million in outstanding letters of credit under this line of credit.

Subordinated Notes

    The interest rate on the unsecured subordinated promissory notes is 20.0% per annum. No periodic principal or interest payments are required and the promissory notes mature on June 30, 2015. Interest payments are accrued to principal on a quarterly basis. The promissory notes can be prepaid at any time prior to maturity, at our option, at the original principal amount plus accrued interest without any prepayment penalties, subject to limitations under the agreement. The weighted average interest rate for the nine months ended September 30, 2011 and 2010 was 20.0% and 12.18%, respectively.

    On June 30, 2011, in connection with an amendment to the Credit Agreement, an additional $10.0 million of unsecured subordinated promissory notes were obtained from ZM Private Equity Funds I and II, L.P. at a rate of 20.0% per annum. No periodic principal or interest payments are required and the notes mature no earlier than June 30, 2016. Additionally, in connection with the Working Capital Guarantee Credit Agreement as disclosed above, ZM Private Equity Funds I and II issued $1.0 million in unsecured subordinated promissory notes. The borrowing rate was 20.0% and the balance was $19.5 million and $8.5 million at September 30, 2011 and December 31, 2010, respectively.

Bank EBITDA

    Bank EBITDA assists management in monitoring management's ability to undertake key investing and financing functions such as making investments and incurring additional indebtedness, which may be prohibited by the covenants under the credit facilities unless the Company meets certain financial ratios and tests. EBITDA is not a financial measurement prepared in accordance with GAAP.

    In addition to adjusting net income (loss) to exclude interest expense, provision for (benefit from) income taxes and depreciation and amortization, Bank EBITDA also adjusts net income by excluding non-cash mark-to-market foreign exchange gains (losses), certain legal settlements and legal expenses, certain management fees, gains from sale of equipment, non-cash charges arising from awards to employees relating to equity interests, non-cash charges relating to financings, IPO related non-capitalized expenses up to a maximum of $2.0 million, certain fourth quarter 2010 charges up to a maximum of $11.6 million and other unusual, extraordinary, non-recurring non-cash costs.

    Current and noncurrent long-term debt was as follows:

	September 30, 2011	December 31, 2010
Term Debt	$56,875	$61,750
Revolving Line of Credit	45,634	22,765
Subordinated Notes	19,500	8,500

	$122,009	$93,015

Note 6. Long-Term Debt (Continued)

    On July 29, 2008, EuAC entered into an Agreement with Banca Di Credito Cooperativo Di Cambiano ("Cambiano") whereby Cambiano periodically advances European Air-Crane up to €6.0 million. Advances are secured by accounts receivable from the Italian government. The purpose of this Agreement is to provide short term liquidity needs. At September 30, 2011 there was €1.4 million of advances outstanding under this arrangement. At December 31, 2010, there were no advances outstanding under this arrangement. The agreement may be canceled by either party at any time.

    On August 4, 2008, EuAC executed a bank guarantee and pledged €3.0 million as restricted cash in connection with a performance guarantee for a four-year leasing contract in Italy; these restrictions will expire in December 2012. Following receipt of the restricted cash, Cambiano issued a letter of credit for the performance bond.

Note 7. Accrued and Other Current Liabilities

    Accrued and other current liabilities consisted of the following (in thousands):

	September 30, 2011	December 31, 2010
Payroll, benefits and related taxes	$5,465	$3,746
Interest	5,773	3,782
Warranty	1,199	1,244
Cost per hour	2,452	2,905
Accrued settlement	—	10,000
Customer advance payments	4,616	1,493
Forward contracts	635	1,346
Advance from Cambiano	1,338	—
Other	4,969	4,062

Total	$26,447	$28,578

Note 8. Income Taxes

    The Company's effective income tax rate for the nine months ended September 30, 2011 and 2010 was 45.5% and 59.3%, respectively. The Company's effective income tax rate is affected by recurring items, such as tax rates in foreign jurisdictions, the relative amount of income it earns in those jurisdictions, and federal and state credits It is also affected by discrete items that may occur in any given year, but are not consistent from year to year such as changes in the effective tax rates.

    As of September 30, 2011, a tax contingency of $0.6 million relating to 2007 transaction costs was reversed due to statute expiration of the 2007 tax return. In addition, the Company anticipates reversing another $9.5 million of tax contingencies within the next 12 months relating to foreign tax credits utilized in 2005 and 2006. It is the Company's policy to recognize interest and penalties related to uncertain tax positions in Other income (expense).

Note 9. Redeemable Preferred Stock and Stockholders' Equity

    The Company is authorized to issue two classes of stock to be designated as "Common Stock" and "Preferred Stock". The total number of shares the Company is authorized to issue is 72,300 shares: (i) 2,300 shares of which shall be Common Stock, $.0001 par value per share, and (ii) 70,000 shares of which shall be Preferred Stock, $.0001 par value per share. For Common Stock, 2,000 shares are designated "Class A Common Stock" and 300 shares are designated "Class B Common Stock". All 70,000 shares of Preferred Stock are designated "Series A Redeemable Preferred Stock". On September 27, 2007,

Note 9. Redeemable Preferred Stock and Stockholders' Equity (Continued)

the Company issued 1,000 shares of Class A Common Stock at $0.50 per share and 34,999.5 shares of Preferred Stock issued at $1,000 per share. The Board of Directors is authorized, at any time, to provide for the issuance of shares of Preferred Stock, in one or more series with such designations, preferences and rights, and such qualifications, limitations and restrictions, as shall be set forth in the resolutions of the Board of Directors providing for the issuance thereof.

Redemption Rights of Series A Redeemable Preferred Stock

    The holders of the Series A Redeemable Preferred Stock are entitled to receive dividends, when, as and if declared by the Board of Directors at a rate of fifteen percent per year, also called the Mandatory RPS Dividends. The Mandatory RPS Dividends accrue at the rate of fifteen percent per year whether or not earned or declared. The Company accrued dividends of $6.7 million and $5.8 million for the nine months ended September 30, 2011 and 2010, respectively. The Series A Redeemable Preferred Stock had an aggregate liquidation preference of $63.7 million and $57.0 million at September 30, 2011 and December 31, 2010, respectively.

Note 10. Reportable Segments

    ASC 280-10-50—Disclosure about Segments of an Enterprise and Related Information, establishes standards for the manner in which companies report information about operating segments, products, services, geographic areas and major customers. The method of determining what information to report is based on the way that management organizes the operating segments within the Company for making operating decisions and assessing financial performance. Based on the nature of its products and services, the Company operates in two business segments: Aerial Services, and Aircraft Manufacturing and Maintenance Repair and Overhaul ("Manufacturing / MRO").

    Revenue and gross profit by segment are the main metrics used by the chief operating decision maker, management team and the board of directors of the Company to plan, forecast and review the Company's business performance.

    The following table sets forth information about the Company's operations by its two reportable segments and by geographic area. Amounts identified as "Corporate" are assets or expenses that are not allocated to a specific segment:

Revenue by Reportable Segment

	Nine Months Ended September 30, 2011	Nine Months Ended September 30, 2010
Net revenues:
Aerial Services	$111,235	$82,358
Manufacturing / MRO	10,819	10,682

Total net revenues	$122,054	$93,040

Note 10. Reportable Segments (Continued)

Gross Profit by Reportable Segment

	Nine Months Ended September 30, 2011	Nine Months Ended September 30, 2010
Gross profit:
Aerial Services	$35,960	$20,925
Manufacturing / MRO	2,425	4,635

Total gross profit (loss)	$38,385	$25,560

Depreciation Expense by Reportable Segment

	Nine Months Ended September 30, 2011	Nine Months Ended September 30, 2010
Depreciation expense:
Aerial Services	$4,344	$2,512
Manufacturing / MRO	994	899
Corporate	263	51

Total depreciation expense	$5,601	$3,462

Capital Expenditures by Reportable Segment

	Nine Months Ended September 30, 2011	Nine Months Ended September 30, 2010
Capital expenditures:
Aerial Services	$6,288	$1,169
Manufacturing / MRO	1,277	1,247
Corporate	2,849	1,209

Total capital expenditures	$10,414	$3,625

Assets by Reportable Segment

	September 30, 2011	December 31, 2010
Assets:
Aerial Services	$109,385	$98,033
Manufacturing / MRO	97,701	77,801
Corporate	32,068	27,869

Total assets	$239,154	$203,703

Note 10. Reportable Segments (Continued)

Revenue by Geographic Area

    For the Aerial Services business segment, revenues are attributed to geographic area based on the country where the services were performed; for the Manufacturing / MRO business segment, revenues are attributed to geographic area based on the country in which the customer is located.

	Nine Months Ended September 30, 2011	Nine Months Ended September 30, 2010
Net revenues:
North America	$68,107	$46,062
South America	837	—
Europe	32,187	29,277
Asia	12,588	12,535
Australia	8,335	5,166

Total net revenues	$122,054	$93,040

Note 11. Commitments and Contingencies

Canadian Revenue Agency Audits—Employment Taxes

    In 2008, the Company was assessed by the Canada Revenue Agency ("CRA") C$0.8 million in Regulation 102 withholding tax and interest for the tax years 2002 and 2003. During 2008, the Company paid the assessment and filed a Notice of Objection with the Chief of Appeals of the CRA. On January 18, 2011, the Company received a final notice from the CRA confirming the assessment. The Company continues to work with its legal counsel in Canada to commence litigation in Canadian Tax Court to recover the amounts paid. The Company has established a reserve in the amount of $0.8 million, due to the uncertainty of collection of the amount.

Environmental Remediation Matters

    The Company is continuing to participate in remediating environmental damage resulting from the identification of hazardous substances at its Central Point, Oregon facility. Under the Asset Purchase Agreement with Erickson Group, Ltd. ("Erickson Group"), a previous owner of the Company, Erickson Group will bear the financial responsibility for the payment of the first $1.5 million of the cleanup costs. Erickson Group and the Company shall each bear one-half of the financial responsibility for the payment of the next $1.0 million of cleanup costs, and any aggregate costs in excess of $2.5 million will be the sole responsibility of Erickson Group. Erickson Group is responsible for directing and controlling the remediation efforts. Since 2000, the Company has paid $0.4 million to Erickson Group for a portion of its exposure on the $0.5 million layer of financial responsibility and has recorded a liability for the remaining $0.1 million exposure on its remaining share. In August 2006, Erickson Group received an insurance settlement of $0.3 million related to the environmental damage and will suspend further requests of co-funding until such amount is depleted from its environmental fund. Environmental consultants indicate that the Central Point site may require monitoring for another 20 years; therefore, the Company believes the full amount of its financial share will ultimately be paid.

Legal Proceedings

Evergreen Claim

    Evergreen Helicopters, Inc. (Evergreen) filed a complaint against the Company in the U.S. District Court for the District of Oregon alleging claims under the Sherman Antitrust Act and the Clayton Act, and

Note 11. Commitments and Contingencies (Continued)

for breach of contract. Included in the complaint was Evergreen's allegations that the Company breached its obligations to third party beneficiaries by not supplying parts for its S-64E in a timely manner, particularly in the four-year period prior to the filing of the complaint, and by not supplying parts for CH-54As. The complaint seeks damages in an unspecified sum, treble damages under the antitrust laws, and costs, disbursements, and attorneys' fees. On January 26, 2011, the Company received an unfavorable ruling from the court, dismissing our summary judgment motion, while granting Evergreen's summary judgment motion. On February 15, 2011, the Company entered into a settlement agreement with Evergreen, pursuant to which the Company was required to pay Evergreen a total of $10.0 million in cash, which was accrued as of December 31, 2010. An initial payment of $5.0 million was made on March 1, 2011, a second payment of $2.5 million was paid on April 1, 2011 and the final payment of $2.5 million was paid on April 27, 2011. In exchange for the $10.0 million payment from the Company, Evergreen dismissed the claim on February 15, 2011 and has released the Company from all potential claims of any kind up to the date of the settlement.

USFS Claim

    In early June 2008, the Company was awarded four contracts with the United States Forest Service (USFS). In late June 2008 the USFS issued a stop work order on three of the four contracts. In October 2008 the Company filed a request for equitable adjustment on the stop work order with the USFS Contracting Officer. After being denied on the request for equitable adjustment, in July 2009 the Company filed a claim with the Civilian Board of Contract Appeals for approximately $3.0 million, which represented management's estimate of additional costs incurred by the Company under these contracts, that the Company was not able to mitigate, as a result of the stop work order. The Company believes that these additional costs are compensable under Forest Service rules. An independent expert has determined the amount of these additional costs at $2.8 million. The Company recorded approximately $3.0 million as a receivable in 2008, and reduced this amount to approximately $2.8 million in 2009 to reflect the revised estimate of additional costs. We have reduced the net receivable to $2.0 million at December 31, 2010, due to the uncertainty of recovery of certain costs. We and the USFS each filed motions for summary judgment with the Civilian Board of Contract Appeals which were denied. The Company attended a hearing before the Civilian Board of Contract Appeals in April 2011. Post-hearing briefs were due June 30, 2011 and all reply briefs were due by August 15, 2011. The Company expects a final ruling from the Board in late 2011.

Other legal proceedings

    In the ordinary course of business, we are party to various legal proceedings. We review these actions on an ongoing basis to determine whether it is probable that a loss has occurred and use that information when making accrual and disclosure decisions. We have not established reserves or possible ranges of losses related to these proceedings because, at this time in the proceedings, the matters do not relate to a probable loss and / or the amounts are not reasonably estimable.

Note 12. Related Party Transactions

Management Services Agreement

    On September 27, 2007, the Company entered into a Management Services Agreement with Stonehouse Erickson Management Co. LLC, which is an affiliate of one of the buyers of the Company. Under the agreement, the Company was required to pay to Stonehouse Erickson Management Co. LLC an annual fee (the Management Fee) of (i) $0.5 million for five years after the date of the Agreement, payable in advance in quarterly installments of $0.1 million, and (ii) $0.3 million after five years after the date of the Agreement, payable in advance in quarterly installments of $62,500. On January 8, 2010 upon payment of

Note 12. Related Party Transactions (Continued)

$0.5 million the Company terminated the management services agreement with Stonehouse Erickson Management Co. LLC.

Second Lien Debt

    The Company was party to a Second Lien Credit Agreement with ZM Private Equity Fund II, L.P, as Administrative Agent, pursuant to which the Company borrowed $20.0 million, and which was due on April 1, 2013. Lenders of the loan facility included ZM Private Equity Fund II, L.P. and 10th Lane Finance Co., LLC, which is an affiliate of the Company through common ownership.

    On June 30, 2010, concurrent with the refinancing of our senior debt, the Company used proceeds from the senior credit facilities to pay-down $11.5 million of our $20.0 million Second Lien Debt, and the remaining $8.5 million was exchanged for unsecured subordinated promissory notes. On June 30, 2010, the Company also paid accrued interest of $0.4 million and an early termination fee of $0.2 million related to the Second Lien Debt.

    On June 30, 2011, in connection with an amendment to the Credit Agreement, an additional $10.0 million of unsecured subordinated promissory notes were obtained from ZM Private Equity Funds I and II, L.P. at a rate of 20.0% per annum. No periodic principal or interest payments are required and the notes mature no earlier than June 30, 2016. Additionally, in connection with the Working Capital Guarantee Credit Agreement ZM Private Equity Funds I and II issued $1.0 million in unsecured subordinated promissory notes.

Note 13. Earnings(loss) per Common Share

    Basic earnings (loss) per common share ("Basic EPS") is computed by dividing net income attributable to common stockholders after the reduction of earnings allocated to preferred stock by the weighted average number of shares of common stock outstanding during the period and excludes the effects of any potentially dilutive securities.

    Diluted earnings (loss) per common share ("Diluted EPS") gives effect to all dilutive potential common stock outstanding during the period. The computation of Diluted EPS does not assume conversion, exercise or contingent exercise of securities that would have an anti-dilutive effect on earnings.

    The computation of basic and diluted earnings (loss) per common share for the nine months ended September 30, 2011 and 2010, includes 1,000 shares of outstanding common stock.

Note 14. Fair Value Measurements

    The fair value of the Company's cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are carried at cost, which approximates fair value due to their short maturities. The fair value of bank borrowings and long-term debt approximate carrying value due to the variable rate nature of the indebtedness.

    Financial assets and liabilities that are re-measured are reported at fair value at each reporting period. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

    Fair value measurements are classified and disclosed in one of the following three categories:

  •
  Level 1:  Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities traded in active markets.

Note 14. Fair Value Measurements (Continued)

  •
  Level 2:  Valuations based on other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

  •
  Level 3:  Valuations based on inputs that are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability.

    The Company's foreign currency forward contracts were measured at fair value within Level 2 of the fair value hierarchy at September 30, 2011 and December 31, 2010. (see Note 15)

Note 15. Derivative Instruments and Hedging Activities

    The Company is subject to exposures that arise from foreign currency movements between the date the foreign currency transactions are recorded and the date they are settled. The Company's exposure to foreign currency movements is somewhat mitigated through naturally offsetting asset and liability currency positions. In Southeast Asia, the Company generally enters into U.S. dollar denominated contracts for its services, which reduces foreign currency risk. The Company periodically enters into foreign currency hedging transactions to mitigate risk of foreign currency movements in Europe, Canada and Australia. Generally, more than fifty percent of the Company's revenues are denominated in a currency other than the U.S. dollar, whereas a substantial portion of its costs are incurred in U.S. dollars. The Company uses hedging strategies to manage and minimize the impact of exchange rate fluctuations on its profits.

    All derivative instruments are recognized in the financial statements and measured at fair value regardless of the purpose or intent of holding them. The Company uses derivative instruments to principally manage cash flow risks from revenue which is expected to be recognized from executed contracts for the future delivery of goods or services. Revenues from such customer contracts are recorded in U.S. dollars at the contract rate and the impact of the foreign currency contract is recognized in gross margin and operating income at the time of revenue recognition. At the end of each accounting period, the value of each outstanding cash flow hedge contract is marked to market in the balance sheet on the basis of the then prevailing forward exchange rate. Revenues which are not hedged are translated into U.S. dollars at the average exchange rate during the month the services are rendered. All changes in fair value of the Company's foreign currency forward contracts have been recorded in the consolidated statement of operations because they do not meet the requirements for deferral accounting. The Company does not enter into foreign currency forward contracts for trading or speculative purposes.

    The Company has entered into a number of foreign currency forward contracts. The purpose of these transactions was to reduce the impact of future currency fluctuations related to anticipated cash receipts from expected future revenue that is denominated in a currency other than U.S. dollars. The change in the valuation of the foreign currency forwards portfolio was recorded within other income (expense) in the statement of operations. The current portion of the contracts maturing within one year is reflected in accrued liabilities and those maturing beyond a year are reflected in long-term liabilities or other noncurrent assets.

Note 15. Derivative Instruments and Hedging Activities (Continued)

    A summary of open foreign currency forward contracts at September 30, 2011 and December 31, 2010 are as follows (all contracts are obligations for the Company to deliver foreign currency—i.e., short positions) (in thousands):

Purpose/Maturity	Foreign Quantity		Contract Value	Market Value	Asset (Liability)
September 30, 2011:
Italy—Aerial Operations maturing through December 2012		€5,767	$7,780	$7,743	$37
Greece—Aerial Operations maturing through December 2012		€13,718	18,791	18,420	371
Australia—Aerial Operations maturing through March 2013	AUD	17,848	16,417	16,683	(266)

			$42,988	42,846	$142

Purpose/Maturity	Foreign Quantity		Contract Value	Market Value	Asset (Liability)
December 31, 2010:
Italy—Aerial Operations maturing through June 2012		€6,540	$8,592	$8,718	$(126)
Greece—Aerial Operations maturing through December 2011		€10,724	14,089	14,295	(206)
Australia—Aerial Operations maturing through June 2012	AUD	18,350	16,115	17,934	(1,819)

			$38,796	$40,947	$(2,151)

Note 16. Warranty Reserve

    Sales of Aircranes to third parties include limited warranty provisions that require the Company to remedy deficiencies in quality or performance of its products over a specified period of time, generally from two to five years depending on the type of part, component or airframe, including technical assistance services. Warranty reserves are established at the time that revenue is recognized at levels that represent the estimate of the costs that will be incurred to fulfill those warranty requirements and is included in accrued and other current liabilities in the financial statements. Warranty reserves may be adjusted periodically to sustain levels representing the estimate of the costs to fulfill those warranty requirements over the remaining life of the warranty.

    A summary of the warranty reserves related to sales of Aircranes consisted of the following (in thousands):

Nine Months Ended September 30, 2011
Balance at beginning of period	$1,244
Increases to reserves	879
Decreases to reserves	(924)

Balance at end of period	$1,199

Note 17. Variable Interest Entity

    An entity is generally considered a Variable Interest Entity (VIE) that is subject to consolidation under ASC 810—Consolidation, if the total equity investment at risk is not sufficient for the entity to finance its activities without additional subordinated financial support; or as a group, the holders of the equity investment at risk lack any one of the following characteristics: (a) the power, through voting rights or similar rights, to direct the activities that most significantly impact the entity's economic performance; (b) the obligation to absorb expected losses of the entity; (c) the right to receive the expected residual returns of the entity.

    European Air-Crane, S.p.A. ("EuAC") is 49% owned by Erickson Air-Crane, Inc. ("EAC"); 49% owned by Grupo Inaer ("Inaer" formerly Elilario Italia S.p.A.); and 2% owned by Fiduciaria Centro Nord ("FCN"). EAC provided FCN with the financial means to purchase and transfer the shares of EuAC, in exchange for the patrimonial and administrative rights derived from the shares. These rights include the right to decide whether and how to vote in shareholders' meetings and the right to decide whether, when and to whom the shares should be transferred and endorsed.

    The Company believes that it is the primary beneficiary of the VIE through its ability to make decisions about the entity's activities, the exposure to the expected losses of the entity if they occur, and the right to receive the expected residual returns of the entity if they occur. As such, the consolidated financial statements include the balances of EuAC. Noncontrolling interest of $1.1 million and $0.9 million relates to the other owners' stockholdings and is reflected in stockholders' equity in the accompanying consolidated balance sheet at September 30, 2011 and December 31, 2010, respectively.

Note 18. Subsequent Events

    Subsequent events have been evaluated through November 1, 2011.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Erickson Air-Crane Incorporated and Subsidiaries

We have audited the accompanying consolidated balance sheets of Erickson Air-Crane Incorporated and its subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations and comprehensive income (loss), statements of redeemable preferred stock and stockholders' equity (deficit), and cash flows for the years ended December 31, 2010, 2009 and 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Erickson Air-Crane Incorporated and its subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for the years ended December 31, 2010, 2009 and 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Portland, Oregon
June 30, 2011

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

	December 31, 2010	December 31, 2009
Assets
Current assets:
Cash and cash equivalents	$1,928	$3,536
Accounts receivable net of allowances for doubtful accounts of $1,360 and $556 in 2010 and 2009, respectively	22,763	36,389
Aircranes and support parts in process	18,193	6,671
Prepaid expenses and other	4,697	1,162
Deferred tax assets	11,231	3,850

Total current assets	58,812	51,608

Restricted cash	4,340	5,001
Aircrane support parts, net	85,390	71,417
Aircranes, net	40,924	37,223
Property, plant, and equipment, net	11,591	7,606
Other noncurrent assets	2,646	6,112

Total assets	$203,703	$178,967

Liabilities, redeemable preferred stock and stockholders' equity
Current liabilities:
Current portion of long-term debt	$6,500	$5,417
Accounts payable	11,038	10,180
Accrued liabilities	25,739	16,806
Other current liabilities	2,839	1,896
Income taxes payable	8,037	10,607

Total current liabilities	54,153	44,906

Long-term debt, less current portion	86,515	75,129
Long-term other liabilities	8,389	—
Deferred tax liabilities	13,234	9,362

Total liabilities	162,291	129,397

Commitments and contingencies (Note 12)
Series A redeemable preferred stock, $0.0001 par value.
Authorized—70,000 shares; issued and outstanding—34,999.5 shares; liquidation preference of $57,010 and $49,085 in 2010 and 2009, respectively	57,010	49,085
Stockholders' equity (deficit):
Common stock, $0.0001 par value. Authorized—2,300 shares;
Class A; designated 2,000; issued and outstanding—1,000 shares	1	1
Class B; designated 300; zero issued and outstanding	—	—
Accumulated deficit	(16,707)	(531)
Accumulated other comprehensive income (loss)	178	58

Total stockholders' equity (deficit) attributable to Erickson Air-Crane Incorporated	(16,528)	(472)

Noncontrolling interest	930	957

Total stockholders' equity (deficit)	(15,598)	485

Total liabilities, redeemable preferred stock and stockholders' equity	$203,703	$178,967

The accompanying notes are an integral part of these consolidated financial statements

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(in thousands, except share and per share data)

	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Net revenues:
Aerial services	$105,747	$113,603	$136,548
Manufacturing / MRO	12,493	36,019	5,376

Total net revenues	118,240	149,622	141,924
Cost of revenues:
Aerial services	81,353	76,855	96,750
Manufacturing / MRO	7,651	21,272	5,019

Total cost of revenues	89,004	98,127	101,769

Gross profit	29,236	51,495	40,155

Operating expenses:
General and administrative	14,105	14,877	14,010
Research and development	6,400	6,889	7,024
Selling and marketing	6,987	5,115	1,984

Total operating expenses	27,492	26,881	23,018

Operating income	1,744	24,614	17,137
Other income (expense):
Interest income	14	157	305
Interest expense	(4,879)	(6,163)	(7,070)
Interest expense related to tax contingencies	(495)	(500)	(680)
Loss on early extinguishment of debt	(2,265)	—	—
Amortization of debt issuance costs	(703)	(975)	(805)
Gain (loss) on disposal of equipment	(83)	349	257
Gain on involuntary conversions	6,285	—	4,342
Unrealized foreign exchange gain (loss)	(905)	(992)	1,071
Realized foreign exchange gain (loss)	34	371	—
Litigation settlement	(10,000)	—	—
Other income (expense), net	(326)	760	1,777

Total other expense	(13,323)	(6,993)	(803)

Income (loss) before noncontrolling interest and income taxes	(11,579)	17,621	16,334
Income tax expense (benefit)	(3,544)	5,330	6,000

Net income (loss)	(8,035)	12,291	10,334
Less: Net (income) loss related to noncontrolling interest	(216)	(239)	(230)

Net income (loss) attributable to Erickson Air-Crane Incorporated	(8,251)	12,052	10,104
Dividends on redeemable preferred stock	7,925	6,806	5,877

Net income (loss) attributable to common stockholders	$(16,176)	$5,246	$4,227

Net income (loss)	$(8,035)	$12,291	$10,334
Other comprehensive income (loss):
Foreign currency translation adjustment	45	571	(540)

Comprehensive income (loss)	(7,990)	12,862	9,794
Comprehensive (income) loss attributable to noncontrolling interest	(141)	(259)	(264)

Comprehensive income (loss) attributable to Erickson Air-Crane Incorporated	$(8,131)	$12,603	$9,530

Net income (loss) per share attributable to common stockholders
Basic	$(16,176.47)	$5,246.00	$4,227.00

Diluted	$(16,176.47)	$5,246.00	$4,227.00

Weighted average shares outstanding
Basic	1,000	1,000	1,000

Diluted	1,000	1,000	1,000

The accompanying notes are an integral part of these consolidated financial statements

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK AND
STOCKHOLDERS' EQUITY (DEFICIT)

(in thousands, except share and per share data)

	Redeemable Series A Preferred Stock									Total Stockholders' Equity (Deficit) of Erickson Air-Crane
			Common Stock Class A		Common Stock Class B
								Retained Earnings Accumulated (Deficit)	Accumulated Other Comprehensive Income (loss)			Total Stockholders' Equity (Deficit)
							Additional Paid-in Capital				Noncontrolling Interest Amount
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2007	34,999.5	36,402	1,000	1	7.5	—	—	(9,122)	78	(9,043)	955	(8,088)
Dividends accrued on redeemable preferred stock	—	5,877	—	—	—	—	—	(5,877)	—	(5,877)	—	(5,877)
Cancellation of capital stock	—	—	—	—	(7.5)	—	—	—	—	—	—	—
Noncontrolling interest dividend	—	—	—	—	—	—	—	—	—	—	(283)	(283)
Components of comprehensive income (loss):
Net income (loss)	—	—	—	—	—	—	—	10,104	—	10,104	230	10,334
Foreign currency translation	—	—	—	—	—	—	—	—	(574)	(574)	34	(540)

Comprehensive income (loss)												9,794

Balance at December 31, 2008	34,999.5	42,279	1,000	1	—	—	—	(4,895)	(496)	(5,390)	936	(4,454)
Dividends accrued on redeemable preferred stock	—	6,806	—	—	—	—	—	(6,806)	—	(6,806)	—	(6,806)
Noncontrolling interest dividend	—	—	—	—	—	—	—	—	—	—	(212)	(212)
Purchase of shareholder rights	—	—	—	—	—	—	—	(882)	3	(879)	(26)	(905)
Components of comprehensive income (loss):
Net income (loss)	—	—	—	—	—	—	—	12,052	—	12,052	239	12,291
Foreign currency translation	—	—	—	—	—	—	—	—	551	551	20	571

Comprehensive income (loss)												12,862

Balance at December 31, 2009	34,999.5	$49,085	1,000	$1	—	$—	$—	$(531)	$58	$(472)	$957	$485

Dividends accrued on redeemable preferred stock	—	7,925	—	—	—	—	—	(7,925)	—	(7,925)	—	(7,925)
Noncontrolling interest dividend	—	—	—	—	—	—	—	—	—	—	(168)	(168)
Components of comprehensive income (loss):
Net income (loss)	—	—	—	—	—	—	—	(8,251)	—	(8,251)	216	(8,035)
Foreign currency translation	—	—	—	—	—	—	—	—	120	120	(75)	45

Comprehensive income (loss)												7,990

Balance at December 31, 2010	34,999.5	$57,010	1,000	$1	—	$—	$—	$(16,707)	$178	$(16,528)	$930	$(15,598)

The accompanying notes are an integral part of these consolidated financial statements

ERICKSON AIR-CRANE INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Cash flows from operating activities:
Net income (loss)	$(8,035)	$12,291	$10,334
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	4,745	4,378	3,863
Deferred income taxes	(3,550)	3,360	7,215
Write-off of issuance costs related to the early extinguishment of debt	1,812	—	—
Amortization of debt issuance costs	703	976	805
Gain on disposal of equipment	83	(349)	(257)
Gain on involuntary conversions	(6,285)	—	(4,342)
Changes in operating assets and liabilities:
Accounts receivable	15,171	(4,933)	5,219
Aircranes and support parts in process	(11,521)	(1,601)	(5,070)
Prepaid expenses and other	(4,206)	1,452	146
Net purchases of Aircrane support parts	(15,161)	(8,025)	(15,728)
Income taxes payable	(2,535)	4,599	(353)
Accounts payable	860	5	2,792
Other current liabilities	2,099	1,568	(2,690)
Other long-term liabilities	8,391	—	—
Accrued warranty and other liabilities	8,999	(3,821)	(10,651)

Net cash provided by (used in) operating activities	(8,430)	9,900	(8,717)

Cash flows from investing activities:
Purchases of Aircranes, property, plant, and equipment	(14,600)	(2,302)	(6,609)
Proceeds from sale of equipment	39	522	806
Insurance proceeds from involuntary conversions	9,500	—	8,400
Restricted cash	411	—	(1,627)
Dividends from, or purchases of, noncontrolling interest	(168)	(212)	(283)
Purchase of shareholder rights	—	(329)	—
Increase (decrease) in other assets	(199)	(346)	(141)

Net cash provided by (used in) investing activities	(5,017)	(2,667)	546

Cash flows from financing activities:
Borrowings of long-term debt	299,976	92,665	128,248
Repayments of long-term debt	(287,506)	(98,327)	(126,137)
Debt issuance costs	(1,413)	—	—

Net cash provided by (used in) financing activities	11,057	(5,662)	2,111

Effect of foreign currency exchange rates on cash and cash equivalents	782	(338)	(1,312)

Net increase (decrease) in cash and cash equivalents	(1,608)	1,233	(7,372)
Cash and cash equivalents at beginning of period	3,536	2,303	9,675

Cash and cash equivalents at end of period	$1,928	$3,536	$2,303

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$3,963	$6,268	$7,179
Net cash paid (received) during period for income taxes	$2,457	$(2,859)	$(655)

The accompanying notes are an integral part of these consolidated financial statements

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Description of the Business

    The consolidated financial statements include the accounts of Erickson Air-Crane Incorporated ("EAC") and its subsidiaries and affiliated companies: CAC Development Ltd. ("Canada"), Canadian Air-Crane Ltd. ("CAC"), Erickson Air-Crane Malaysia Sdn. Bhd. ("EACM"), European Air-Crane S.p.A. ("EuAC"), and Dutch Air-Crane B.V. ("DAC") (collectively referred to as "the Company"). At December 31, 2010, EuAC owned a 60% equity interest in Societa Italiania de Manutenzioni Aeroautiche S.p.A. ("SIMA"), which is an aircraft maintenance organization located in Lucca, Italy. Additionally, EACM owned a 49% equity interest in Layang-Layang Services Sdn. Bhd., which provides aircraft rental services in Malaysia.

    On September 27, 2007, Stonehouse Erickson Investment Co. LLC and Stonehouse Erickson Management Co. LLC (together "Stonehouse") and ZM EAC LLC, acquired 100% of the outstanding common stock of EAC. On January 8, 2010, ZM Private Equity Fund I, L.P. and ZM Private Equity Fund II, L.P. purchased the interests of the Stonehouse entities.

    The Company owns and operates a fleet of thirteen S-64E and four S-64F model Aircranes which are used in logging, firefighting, and construction operations predominantly in North America, Europe, Southeast Asia, and Australia. Nine of the Aircranes were deployed outside of North America as of December 31, 2010.

    The Company owns the Type Certificate and Production Certificate for the S-64 Aircrane which gives it the authorization to convert, remanufacture, and manufacture S-64 Aircranes for its own use or to sell to third parties. The Company holds a Type Certificate issued by the European Aviation Safety Agency ("EASA") certifying the S-64F model which allows the Aircrane to be sold to third parties in the European Union. The Company also holds a Repair Station Certificate which allows it to repair and overhaul airframes and components for Aircranes and other aircraft.

Note 2. Summary of Significant Accounting Policies

Basis of Accounting

    The consolidated financial statements are prepared in accordance with the accounting principles generally accepted in the United States of America.

Principles of Consolidation

    The consolidated financial statements of the Company include the accounts of all majority-owned subsidiaries and variable interest entities in which it is determined that the Company is the primary beneficiary, as defined by Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 810—Consolidation ("ASC 810"). Intercompany accounts and transactions between the companies have been eliminated during consolidation.

Use of Estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make assumptions and estimates that directly affect the amounts reported in the consolidated financial statements. Significant estimates for which changes in the near term are considered reasonably possible and that may have a material impact on the financial statements are: (a) excess and obsolete Aircrane support parts reserves, (b) allowance for doubtful accounts, (c) income tax assets and liabilities, (d) warranty reserves and (e) cost per hour (CPH)

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2. Summary of Significant Accounting Policies (Continued)

reserves. Management of the Company bases their estimates on historical experience and other relevant assumptions. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements.

Foreign Currency Translation and Transactions

    The financial statements of the Company's subsidiaries CAC and EuAC are measured in Canadian dollars (C$) and Euros (€), respectively (the functional currencies of each respective subsidiary) and then are translated into U.S. dollars. All balance sheet accounts are translated using the current exchange rate at each balance sheet date. Results of operations are translated using the average exchange rate each month. Translation gains or losses resulting from the changes in the exchange rates from month to month are recorded in other comprehensive income. The financial statements of the Company's subsidiaries EACM and DAC are prepared using the U.S. dollar as their functional currency. The transactions related to these operations that are denominated in foreign currencies have been re-measured in U.S. dollars, and any resulting gain or loss is reported in other income (expense), net.

Cash and Cash Equivalents

    The Company classifies cash on deposit in banks and cash invested in money market accounts maturing in less than three months from the original date of purchase as cash and cash equivalents. The carrying amount of these items approximates fair value. The Company's subsidiaries generally maintain cash account balances sufficient to meet their short-term working capital requirements and periodically remit funds to the parent company to pay intercompany lease, maintenance and other charges. Substantially all of the Company's cash is concentrated in a few financial institutions. At times, deposits in these institutions exceed the federally insured limits. The Company has not experienced any losses in such accounts and believes that it is not exposed to any significant risk on these balances.

    Cash held in accounts in foreign institutions, including restricted cash, totaled $5.8 million and $7.8 million at December 31, 2010 and 2009, respectively.

Restricted Cash

    Restricted cash of $4.3 million and $5.0 million at December 31, 2010 and 2009, respectively, maintained at financial institutions, serves as collateral for performance bonds required as a part of certain operating and sales contracts. Additionally, letters of credit are also used for collateral for performance bonds.

Allowance for Doubtful Accounts

    The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company makes estimates as to the overall collectability of its receivables on an ongoing basis and writes off accounts receivable after reasonable collection efforts have been made and collection is deemed questionable or not probable. The Company specifically analyzes its accounts receivable and historical bad debt experience, customer concentrations, customer credit-worthiness and changes in its customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. Charges increasing the allowance for doubtful accounts are recorded in general and administrative expense.

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2. Summary of Significant Accounting Policies (Continued)

Aircranes and Support Parts in Process

    Aircranes and support parts in process consist of manufactured aircranes, in process aircranes, and support parts relating to those aircranes. Because these are assets the Company is actively marketing as being available for sale, they are classified in the consolidated balance sheets as a current asset.

    At December 31, 2010 and 2009, this account consisted of aircranes in various stages of production. In addition, at December 31, 2010 this account included one completed aircrane.

Aircrane Support Parts

    Aircrane Support Parts consist of Aircrane parts, overhauls of certain major components, and work-in-process which are valued at the lower of cost or market utilizing the first-in first-out method. Costs capitalized for Aircrane support parts include materials, labor, and operating overhead. Overhauls on certain major components are capitalized, and then amortized based on estimated flight hours between overhauls. All aircraft require daily routine repairs and maintenance based on inspections; such maintenance costs are expensed as incurred. Periodically, Aircranes are removed from service and undergo heavy maintenance activities including inspections and repairs of the airframe and related parts as required; such costs are expensed as incurred.

    Abnormal amounts of idle facility expense, freight, handling costs, and scrap are expensed as current-period charges. Allocation of fixed production overheads is based on the normal capacity of the production facilities.

    Aircrane parts are categorized as serviceable, which indicates that they are in a condition suitable for installing on an Aircrane, or repairable, which indicates that additional overhaul or repair work needs to be performed in order for the part to be certified as serviceable. Since the Company operates within a niche of the heavy-lift helicopter market, it experiences long lead times and is required to carry large quantities of spares inventory in order to ensure availability of parts for servicing its fleet of Aircranes. As a result, the accounting judgments used in the determination of the provision for excess and obsolete Aircrane support parts can vary significantly based on forecasted demand.

    Aircrane support parts are classified as a non-current asset in the consolidated balance sheets because they are primarily used to maintain and overhaul the Company's fleet of Aircranes, which are long term assets, and generally are not actively marketed as being held for sale. Aircrane support parts which are used in operations are recorded as an element of cost of sales in the accompanying consolidated statement of operations. The net consumption of Aircrane support parts is reflected as an operating cash flow in the statement of cash flows as this activity affects net income and thus is the predominant source of its cash flow.

    On September 27, 2007, Stonehouse and ZM EAC LLC, acquired 100% of the outstanding common stock of EAC. The difference between the aggregate purchase price and the estimated fair values of the assets acquired and liabilities assumed was approximately $553.7 million. The negative goodwill was used to reduce the value of Aircranes and support parts and other property, plant and equipment.

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2. Summary of Significant Accounting Policies (Continued)

Aircranes and Property, Plant, and Equipment

    Aircranes and property, plant, and equipment are recorded at cost, reduced by amounts attributed to the allocation of negative goodwill to property as part of the purchase price allocation. Depreciation is provided over the estimated useful lives of the assets as follows:

Aircranes	15 years
Buildings	20 years
Vehicles and equipment	3-5 years

    The cost of maintenance and repairs is charged to expense as incurred. Expenditures that increase the value or productive capacity of assets are capitalized. Upon retirement or other disposition of property, plant and equipment, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations. Leasehold improvements are amortized over the shorter of the estimated useful life of the asset or the life of the lease.

Impairment of Long-Lived Assets

    The Company records impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. In such cases, the amount of the impairment is determined based on the relative fair values of the impaired assets.

Investments

    Investments are accounted for using the equity method of accounting if the investment gives the Company the ability to exercise significant influence, but not control over an investee. Significant influence is generally deemed to exist if the Company has an ownership interest in the investee of between 20% and 50% although other factors such as representation on the investee's board of directors and the effect of commercial arrangements are considered in determining whether the equity method of accounting is appropriate.

Deferred Offering Costs

    Deferred offering costs consisted of direct incremental accounting and legal fees related to the Company's proposed initial public offering of its common stock. Approximately $1.6 million of deferred offering costs are included in other assets on the Company's consolidated balance sheet as of December 31, 2010. Upon completion of the initial public offering, these amounts will be offset against the proceeds of the offering. If the offering is terminated, the deferred offering costs will be expensed.

Debt Issuance Costs

    Debt issuance costs consist of expenditures associated with obtaining debt financing, principally legal and bank commitment fees. Such costs are deferred and amortized over the term of the related credit agreements which is 36 months using a method that approximates the effective interest method. Amortization of debt issuance costs was $0.7 million, $1.0 million and $0.8 million for the years ended December 31, 2010, 2009 and 2008, respectively.

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2. Summary of Significant Accounting Policies (Continued)

    In connection with the full pay-off and replacement of our working capital revolving line of credit in 2010, the Company wrote off deferred loan costs and expensed termination fees relating to the old debt in the amount of $2.3 million and capitalized loan costs relating to the new debt in the amount of $1.7 million. Such loan costs will be amortized to amortization of debt issuance costs over the term of the Credit Agreement.

Income Taxes

    The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns in accordance with applicable accounting guidance for accounting for income taxes, using currently enacted tax rates in effect for the year in which the differences are expected to reverse.

    The Company is subject to audit by federal, state and local taxing authorities. The outcome of these audits may result in the Company being assessed taxes in addition to amounts previously paid. Accordingly, the Company maintains tax contingency reserves for such potential assessments. The Company calculates its reserves in accordance with applicable accounting standards for accounting for uncertainty in income taxes. Changes in facts and circumstances could result in material changes to the amounts recorded for such tax positions.

Revenue Recognition

    For the Aerial Services business segment, the Company enters into short-term and medium-term service contracts with its customers, which generally range from one day to one year. Occasionally, the Company enters into multiple year contracts, with extension options for additional years. Revenue is recognized for contracts as the services are rendered and include leasing of the Aircrane, pilot and field maintenance support, and related services. The Company charges daily rates, hourly rates, and production rates (logging volume transported) depending upon the type of service being rendered. Mobilization fees, which represent recovery of the costs incurred in deploying an Aircrane to a customer, are recognized over the contract term. Revenues from logging operations in Canada and the U.S. are recorded based on the timber volume and quality delivered to customers under the related contract. Revenues from logging operations in Malaysia are recorded based on the number of flight hours.

    Contracts for the sale of Aircranes have multiple deliverables and such elements are accounted for separately. Such elements may include warranty, spare parts, training and crew provisioning arrangements. In order to recognize revenue, the delivered item(s) must have value to the customer on a standalone basis. The item(s) have a standalone basis if they are sold separately by any vendor or the customer can resell the delivered item(s) on a standalone basis. Additionally, there must be objective and reliable evidence of the fair value of the undelivered item(s). Revenue is recognized as each unit is completed, delivered, accepted by the customer, and rights of ownership are transferred. Revenue recognized represents the price negotiated with the customer, adjusted by any discounts. The amount reported as cost of sales is determined by specific identification of costs to manufacture each Aircrane, plus a proportion of deferred program costs from specific modifications to the Aircrane ordered by the customer. A discussion of revenue recognition with respect to our 2009 Aircrane sale is included in "Note 12. Commitments and Contingencies—Put Option."

    The Company's Manufacturing, Repair, and Overhaul ("MRO") facilities enter into contracts that require maintenance, repair, overhaul and/or assembly of various major components and other Aircrane

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2. Summary of Significant Accounting Policies (Continued)

parts. In all such instances, revenues and costs are deferred until the repair work is completed and the customer accepts the final product. Additionally, this business sells spare parts; revenue and cost of sales are recorded at the time of delivery and customer acceptance of the spares. Cost Per Hour ('CPH") contracts are accounted for on a long-term contract basis; revenues are recorded based upon negotiated hourly rates and applicable flight hours earned, and profitability of the contract is based upon estimated costs over the life of the contract.

Warranty Reserves

    Sales of Aircranes to third parties include limited warranty provisions that require the Company to remedy deficiencies in quality or performance of its products over a specified period of time, generally from two to five years depending on the type of part, component or airframe, including technical assistance services. Warranty reserves are established at the time that revenue is recognized at levels that represent the estimate of the costs that will be incurred to fulfill those warranty requirements. (see Note 15)

Risks and Uncertainties

    The Company performs aerial operations services, sells Aircranes and spare parts, and performs other services throughout the world. Customers outside the U.S. accounted for more than 10% of consolidated revenue during 2010, 2009 and 2008. Services are performed for customers in the logging, firefighting, and construction industries, which are periodically subject to economic disruptions. The Company had revenues from four customers in excess of 10% of total net revenues for each of the years ended December 31, 2010, 2009 and 2008. The four customers represented 62%, 58%, and 57% for the years ended December 31, 2010, 2009 and 2008, respectively.

    The Company performs ongoing credit evaluations of its customers and believes it has made adequate provisions for potential credit losses. The Company does not generally require collateral on accounts receivable; however, under certain circumstances, the Company obtains a letter of credit or requires prepayment prior to performing services. The Company estimates its allowance for doubtful accounts using a specific identification method based on an evaluation of payment history, the customer's credit situation, and other factors. At December 31, 2010, five customers made up 66% of the Company's accounts receivable balance. At December 31, 2009, two customers made up 50% of the Company's accounts receivable balance. Allowance for doubtful accounts was $1.4 million and $0.6 at December 31, 2010 and 2009, respectively.

    The Company operates within the aviation industry segment where certain vendors constitute the sole source for FAA-approved parts. Alternative sources of supplies exist; however, the loss of certain suppliers could cause a material business disruption to the Company.

    As of December 31, 2010, the Company had $15.5 million of outstanding purchase orders for scheduled parts deliveries, all in the ordinary course of business, through 2013.

Fair Value of Financial Instruments

    The fair value of the Company's cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are carried at cost, which approximates fair value due to their short-term maturities. The fair value of bank borrowings and long-term debt approximate carrying value due to the variable rate nature of the indebtedness.

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2. Summary of Significant Accounting Policies (Continued)

Fair Value Measurements

    Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

    Fair value measurements are classified and disclosed in one of the following three categories:

  •
  Level 1:  Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities traded in active markets.

  •
  Level 2:  Valuations based on other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

  •
  Level 3:  Valuations based on inputs that are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability.

    The Company's foreign currency forward contracts were measured at fair value within Level 2 of the fair value hierarchy at December 31, 2010 and 2009, which is valued using quoted market prices for contracts with similar terms and maturity dates.

Derivative Instruments and Hedging Activities

    The Company is subject to exposures that arise from foreign currency movements between the date the foreign currency transactions are recorded and the date they are settled. The Company's exposure to foreign currency movements is somewhat mitigated through naturally offsetting asset and liability currency positions. In Southeast Asia, the Company generally enters into U.S. dollar denominated contracts for its services, which reduces foreign currency risk. The Company periodically enters into foreign currency hedging transactions to mitigate risk of foreign currency movements in Europe, Canada and Australia. More than fifty percent of the Company's revenues are denominated in a currency other than the U.S. dollar, whereas a substantial portion of its costs are incurred in U.S. dollars. The Company uses hedging strategies to manage and minimize the impact of exchange rate fluctuations on its profits. (see Note 14)

    All derivative instruments are recognized in the financial statements and measured at fair value regardless of the purpose or intent of holding them. The Company uses derivative instruments to principally manage cash flow risks from revenue which is expected to be recognized from executed contracts for the future delivery of goods or services. Revenues from such customer contracts are recorded in U.S. dollars at the contract rate and the impact of the foreign currency contract is recognized in gross margin and operating income at the time of revenue recognition. At the end of each accounting period, the value of each outstanding cash flow hedge contract is marked to market in the balance sheet on the basis of the then prevailing forward exchange rate. Revenues which are not hedged are translated into U.S. dollars at the average exchange rate during the month the services are rendered. All changes in fair value of the Company's foreign currency forward contracts have been recorded in the consolidated statement of operations because they do not meet the requirements for deferral accounting. The Company does not enter into foreign currency forward contracts for trading or speculative purposes.

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2. Summary of Significant Accounting Policies (Continued)

Variable Interest Entity

    An entity is generally considered a Variable Interest Entity (VIE) that is subject to consolidation under ASC 810—Consolidation, if the total equity investment at risk is not sufficient for the entity to finance its activities without additional subordinated financial support; or as a group, the holders of the equity investment at risk lack any one of the following characteristics: (a) the power, through voting rights or similar rights, to direct the activities that most significantly impact the entity's economic performance; (b) the obligation to absorb expected losses of the entity; (c) the right to receive the expected residual returns of the entity.

    From March 2005 through November 2009, European Air-Crane, S.p.A. ("EuAC") was 49% owned by Erickson Air-Crane, Inc. ("EAC"); 49% owned by Grupo Inaer ("Inaer" formerly Elilario Italia S.p.A.); and 2% owned by Gian Franco Blower ("GFB"). This was achieved with each owner contributing capital proportional to their interest. All capital was fully paid up by the end of May 2005.

    On November 27, 2009, GFB sold his 2% interest (20,000 shares with a €1.00 par value) in EuAC to Fiduciaria Centro Nord ("FCN") for € 0.6 million ($0.9 million). EAC provided FCN with the financial means to purchase and transfer the shares of EuAC from GFB to FCN, in exchange for the patrimonial and administrative rights derived from the shares. These rights include the right to decide whether and how to vote in shareholders' meetings and the right to decide whether, when and to whom the shares should be transferred and endorsed. As of December 31, 2010, EuAC had net assets of €1.5 million ($2.0 million). During 2009, EAC paid FCN €0.2 million ($0.3 million) of the €0.6 million, and the remaining €0.4 million ($0.6 million) was paid by EAC to FCN in 2010.

    The Company believes that it is the primary beneficiary of the VIE through its ability to make decisions about the entity's activities, the exposure to the expected losses of the entity if they occur, and the right to receive the expected residual returns of the entity if they occur. As such, the consolidated financial statements include the balances of EuAC. Noncontrolling interest of $0.9 million and $1.0 million relates to the other owners' stockholdings and is reflected in stockholders' equity in the accompanying consolidated balance sheet at December 31, 2010 and 2009, respectively.

Environmental Remediation

    The Company is subject to federal and state requirements for protection of the environment, including those for discharge of hazardous materials and remediation of contaminated sites. The Company periodically assesses, based on environmental studies, expert analyses and legal reviews, our contingencies, obligations and commitments for remediation of contaminated sites, including assessments of ranges and probabilities of recoveries from other responsible parties who have and have not agreed to a settlement and of recoveries from insurance carriers. The Company immediately accrues and charges to current expense identified exposures related to environmental remediation sites based on our best estimate within a range of potential exposure for investigation, cleanup and monitoring costs to be incurred. (see Note 12)

Research and Development Costs

    Research and development costs predominately consist of internal labor costs and engineering tooling design costs. Internal labor costs and tooling design costs are charged to expense when incurred. The Company's research and development expense totaled $6.4 million, $6.9 million, and $7.0 million, for the years ended December 31, 2010, 2009 and 2008, respectively.

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2. Summary of Significant Accounting Policies (Continued)

Earnings (Loss) per Common Share

    Basic earnings (loss) per common share ("Basic EPS") is computed by dividing net income attributable to common stockholders after the reduction of earnings allocated to preferred stock by the weighted average number of shares of common stock outstanding during the period and excludes the effects of any potentially dilutive securities.

    Diluted earnings (loss) per common share ("Diluted EPS") gives effect to all dilutive potential common stock outstanding during the period. The computation of Diluted EPS does not assume conversion, exercise or contingent exercise of securities that would have an anti-dilutive effect on earnings.

    The computation of basic and diluted earnings (loss) per common share for the years ended December 31, 2010, 2009 and 2008 includes 1,000 shares of outstanding common stock.

Comprehensive Income (Loss)

    Comprehensive income (loss) consists of net income (loss) and the effects on the consolidated financial statements of translating the financial statements of the Company's international subsidiaries. Comprehensive income (loss) is presented in the consolidated statements of operations and comprehensive income (loss). The Company's accumulated other comprehensive income (loss) is presented as a component of equity in the consolidated balance sheets and consists of the cumulative amount of the Company's foreign currency translation adjustments, net of tax impact.

Segment Reporting

    The Company determines its reportable segments based on the guidance in FASB ASC 280—Segment Reporting ("ASC 280"). The Company defines its operating segments as components of its business where separate financial information is available and is routinely evaluated by the chief operating decision maker. The chief operating decision maker reviews financial information based upon the nature of the products and services the Company offers.

    The Company's two reportable segments are Aerial Services, and Aircraft Manufacturing and Maintenance Repair and Overhaul ("Manufacturing / MRO"). Activities within each operating segment are as follows:

  •
  Aerial Services—This segment offers a broad range of heavy-lift helicopter services via the Company's worldwide fleet, including firefighting, timber harvesting, infrastructure construction, and crewing services.

  •
  Manufacturing / MRO—This segment manufactures Aircranes from existing airframes, manufactures new components on a contract basis, and provides customers with Federal Aviation Administration and European Aviation Safety Agency certified maintenance, and MRO services in the Company's AS9100 certified facility. AS9100 is a widely adopted and standardized quality management system for the aerospace industry.

    The Company has evaluated the activities within each of the operating segments and has determined that these activities meet the aggregation requirements within ASC 280 in that they have similar economic characteristics and share fundamental characteristics including the nature of the products, production processes, customers, and distribution channels.

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2. Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements

    In October 2009, the FASB issued an amendment to ASC 605-25, Multiple Element Arrangements, which modifies how a company separates consideration in multiple-delivery arrangements. The amendment establishes a selling price hierarchy for determining the selling price of a deliverable. The amendment also clarifies the allocation of revenue is based on entity-specific assumptions rather than assumptions of a marketplace participant. The amendment also eliminates the residual method of allocating revenue and requires the use the relative selling price method. Expanded disclosures of qualitative and quantitative information regarding application of multiple-deliverable revenue arrangement guidance are also required under the amendment. This amendment to ASC 605-25 is effective for new revenue arrangements entered into or modified in fiscal years beginning after June 15, 2010. Early adoption is permitted. The nature and magnitude of the specific effects will depend upon the nature, terms and size of the transactions consummated in the future.

    On January 1, 2010, the Company adopted ASU 2009-17, Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities, which requires a qualitative approach to identifying a controlling financial interest in a variable interest entity ("VIE"), and requires ongoing assessment of whether an entity is a VIE and whether an interest in a VIE makes the holder the primary beneficiary of the VIE. The adoption of ASU 2009-17 did not have an impact on the Company's consolidated financial statements.

    On January 1, 2010, the Company adopted ASU 2010-6, Improving Disclosures About Fair Value Measurements, which requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements, including significant transfers into and out of the standard's Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis for Level 3 fair-value measurements. ASU 2010-6 is effective for annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which are effective for annual periods beginning after December 15, 2010, which the Company has not yet adopted. The adoption of ASU 2010-6 did not have a material impact on the Company's consolidated financial statements.

Note 3. Accounts Receivable and Allowance for Doubtful Accounts

    Accounts receivable consisted of the following (in thousands):

	December 31, 2010	December 31, 2009
Trade accounts receivable	$23,582	$37,677
Other receivables	541	2,012
Less: Allowance for doubtful accounts	(1,360)	(556)

	$22,763	$39,133

Short-term receivables, net	$22,763	$36,389
Long-term receivables, net	—	2,744

	$22,763	$39,133

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3. Accounts Receivable and Allowance for Doubtful Accounts (Continued)

    Following are the changes in the allowance for doubtful accounts during the period ended:

	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Balance at beginning of period	$556	$—	$—
Additions	804	556	—

Balance at end of period	$1,360	$556	$—

    The Company had bad debt expense in the year ended December 31, 2010, 2009, and 2008 of $0.8 million, $0.6 million, and zero, respectively. Long-term receivables are included in other non-current assets.

Note 4. Aircrane Support Parts, net

    Aircrane support parts consisted of the following (in thousands):

	December 31, 2010	December 31, 2009
Aircrane parts	$38,594	$36,434
Major component overhauls	28,602	21,458
Work-in-process	21,769	17,100
Less: Excess and obsolete reserve	(3,575)	(3,575)

	$85,390	$71,417

    Following are the changes in the excess and obsolete reserve during the periods ended:

	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Balance at beginning of period	$3,575	$3,075	$2,800
Increase in reserves	—	500	839
Amounts written off	—	—	(564)

Balance at end of period	$3,575	$3,575	$3,075

Note 5. Aircranes and Property, Plant and Equipment

    Aircranes consisted of the following (in thousands):

	December 31, 2010	December 31, 2009
Aircranes	$49,817	$43,639
Less: accumulated depreciation	(8,893)	(6,416)

	$40,924	$37,223

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 5. Aircranes and Property, Plant and Equipment (Continued)

    Property, plant, and equipment consisted of the following (in thousands):

	December 31, 2010	December 31, 2009
Land and land improvements	$306	$293
Buildings	1,101	898
Vehicles and equipment	13,041	10,659
Construction-in-progress	3,960	861

	18,408	12,711
Less: accumulated depreciation	(6,817)	(5,105)

	$11,591	$7,606

    Depreciation expense for Aircranes and property, plant and equipment was $4.7 million, $4.4 million, and $3.9 million, for the years ended December 31, 2010, 2009 and 2008, respectively.

    Repairs and maintenance costs were $13.9 million, $17.0 million, and $22.9 million, for the years ended December 31, 2010, 2009 and 2008, respectively.

Note 6. Accrued Liabilities

    Accrued liabilities consisted of the following (in thousands):

	December 31, 2010	December 31, 2009
Payroll and related taxes	$3,746	$3,403
Interest	3,782	2,391
Warranty	1,244	1,705
Cost per Hour	2,905	951
Legal	915	1,043
Accrued settlement	10,000	—
Other	3,147	7,313

	$25,739	$16,806

Note 7. Long-Term Debt

Credit Facilities

    At the end of June, 2010, the Company entered into a Credit Agreement with a bank syndicate led by Wells Fargo Bank, National Association (Wells Fargo), which consists of up to $132.5 million senior credit facilities, including a $65.0 million term loan facility and a revolving credit facility of up to $67.5 million. The $67.5 million revolving credit facility has a $30.0 million sublimit to be used for issuance of letters of credit and a $10.0 million sublimit for swingline loans. Subject to the terms of the Credit Agreement, including lender approval, we may request an increase in the senior credit facility of up to $50.0 million. A request for an increase must be in a minimum amount of $10.0 million and we may request an increase no more than three times during the term of the senior credit facilities. The commitment under the senior credit facilities is shared between Wells Fargo (60.4%), which is also the Administrative Agent,

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 7. Long-Term Debt (Continued)

KeyBank (13.2%), Bank of the West (13.2%), Bank of America (7.5%), and Union Bank of California (5.7%).

    The senior credit facilities refinanced the Company's prior senior debt, resulting in a full pay-off and replacement of our working capital revolving line of credit with Key Bank National Association (KeyBank) and Bank of the West, and our first lien term loan facility with The Prudential Insurance Company of America (Prudential). In addition, the Company used proceeds from the senior credit facilities to partially pay-down the second lien term loan facility, with the remaining amount outstanding under the second lien facility being converted into unsecured subordinated promissory notes. The interest rate on the senior credit facilities is calculated based on LIBOR or a base rate. The base rate is the higher of the federal funds rate plus 150 basis points, the prime rate as quoted by Wells Fargo, or LIBOR plus 150 basis points. The interest rate is calculated as LIBOR or base rate plus a LIBOR margin or base rate margin, respectively. Margin rates are tied to our total senior debt leverage covenant (Funded Indebtedness to Bank EBITDA) per our Credit Agreement. LIBOR margin ranges between 2.00% and 4.25% and base rate margin ranges between 0.75% and 3.00%. The Company pays a quarterly unused commitment fee between 0.25% and 0.625% and fees between 2.00% and 4.25% on outstanding letters of credit, both of which are based on the level of the Funded Indebtedness to Bank EBITDA ratio.

    The Company amended the Credit Agreement effective December 31, 2010. An initial amendment removed the requirement to comply with existing financial covenants as of December 31, 2010, added a net income covenant calculation for fiscal 2010, and adjusted certain amounts related to the determination of Bank EBITDA and Tangible Net Worth. In addition, the interest rate matrix was modified to add an additional pricing tier. Subsequent amendments, waived the Company's non compliance with certain requirements and financial covenants under the Credit Agreement for both the fourth quarter of 2010 and the first quarter of 2011, and modified the financial covenants for future periods. Through the amendments the minimum 2010 net income covenant was ($11.6 million), the interest rate matrix was modified and reporting requirements were adjusted. The amendment also required a new subordinated debt in the amount of $10.0 million to be contributed by ZM Private Equity Funds I and II, L.P., which was funded on June 30, 2011. Absent these amendments, the Company would not have been in compliance with the covenants in the Credit Agreement at December 31, 2010 and March 31, 2011.

    The senior credit facilities contain several affirmative and negative covenants customary for similar senior credit facilities, including leverage ratio tests based on maximum senior Funded Indebtedness (excluding subordinated debt) to Bank EBITDA, a minimum fixed charge coverage ratio and a minimum tangible net worth test. In addition, if at any time the amount advanced under our senior credit facilities exceeds the most recent Asset Coverage Amount (as defined in our Credit Agreement), the Company has to prepay the amount of such excess. Under the senior credit facilities the Company has affirmative covenants to, among other things, deliver certain financial statements, notices, and certificates to our lenders and maintain certain insurance policies. The negative covenants include limitations on indebtedness, liens, acquisitions, mergers and dispositions, investments, fundamental changes, certain lease transactions, restricted payments, transactions with affiliates, agreements that burden our subsidiaries, and capital expenditures. See "—Bank EBITDA".

    The senior credit facilities are secured by a security interest in our real and personal property and interests in property and proceeds thereof, including, but not limited to, intangible assets, the type certificates and supplemental type certificates for our aircraft.

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 7. Long-Term Debt (Continued)

    The prior credit agreement ("KeyBank Credit Agreement") with KeyBank National Association ("KeyBank"), was entered into on September 27, 2007 and contained a $40.0 million working capital revolving line of credit ("Revolver"). The KeyBank Credit Agreement provided for an alternative currency sublimit under the Revolver of $10.0 million, which provided for borrowing in Euros, Canadian dollars, and Australian dollars. Additionally, the agreement contained a letter of credit sublimit up to a maximum of $10.0 million, which was amended on July 1, 2009 to increase the sublimit to $15.0 million. The commitment under the KeyBank Revolver was shared between KeyBank (62.5%) and Bank of the West (37.5%). The interest rate on the KeyBank Revolver was calculated based on the prime rate as quoted in The Wall Street Journal, plus a base rate margin and depended on the level of the funded debt to Bank EBITDA ratio as defined in the Key Bank Credit Agreement, and could convert to LIBOR based interest. Margin rates were tied to the Company's total debt leverage covenant per the KeyBank Credit Agreement. The KeyBank Credit Agreement had a maturity date of October 1, 2012.

    The prior term loan agreement with Prudential Insurance Company of America was initially entered into on September 27, 2007, and contained a $65.0 million term loan facility ("Term Debt"). The Term Debt required 60 consecutive monthly principal payments of $0.5 million beginning November 1, 2007, together with variable interest calculated based on one-month LIBOR plus 2.75%.

    The new Credit agreement allows borrowings up to $67.5 million under the revolving credit facility. The weighted average interest rate for borrowings under the revolving credit facility for the years ended December 31, 2010, 2009 and 2008 was 4.02%, 3.30% and 4.88%, respectively. The outstanding balance under the revolving credit facility at December 31, 2010, and 2009, excluding letters of credit, was $22.8 million and $7.3 million, respectively. These amounts were classified as long-term debt based on the maturity date of the respective credit agreements. The borrowing rate at December 31, 2010 and December 31, 2009 was 3.86% and 3.25%, respectively. The Company had $7.8 million and $2.8 million outstanding standby letters of credit issued as of December 31, 2010 and 2009. Borrowing availability was $37.0 million as of December 31, 2010. As of December 31, 2009 the availability, as limited by our maximum leverage ratio covenant, was $30.0 million.

    The new Credit Agreement allows borrowings of up to $65.0 million under the term loan facility. On June 30, 2010, the Company borrowed $65.0 million and used proceeds to pay off existing debt. The Company is required to pay $1.625 million per quarter for principal, plus accrued interest, until maturity, at which time the remaining principal balance of $45.5 million, plus accrued interest, is due. The senior credit facilities terminate on June 24, 2013. The weighted average interest rate for the term loan borrowings for the year ended December 31, 2010, 2009 and 2008 was 3.32%, 3.14% and 5.78%, respectively. At December 31, 2010 and December 31, 2009 the outstanding balance under the term loan facility was $61.8 million and $53.3 million, respectively. The borrowing rate at December 31, 2010 and December 31, 2009 was 3.50% and 2.99%, respectively.

    The Company expensed deferred loan costs and termination fees relating to the old debt in the amount of $2.3 million and capitalized loan costs relating to the new debt in the amount of $1.7 million. Such loan costs will be amortized to amortization of debt issuance costs over the term of the Credit Agreement.

Working Capital Guarantee Credit Agreement

    On June 30, 2011, in connection with an amendment to the Credit Agreement, the Company obtained a separate line of credit with Wells Fargo for up to $10.0 million, pursuant to which Wells Fargo issues standby letters of credit to the Company's certain non-domestic customers for the purpose of assuring the

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 7. Long-Term Debt (Continued)

Company's performance of its obligations to such customers. The standby letters of credit are required to be collateralized by funds obtained from the Company from promissory notes to ZM Private Equity Fund I, L.P. in the initial principal amount of $700,000 and to ZM Private Equity Fund II, L.P. in the initial principal amount of $300,000 at a rate of 20% per annum. No periodic principal or interest payments are required and the notes mature no earlier than June 30, 2016.

Subordinated Notes

    The Company was party to a Second Lien Credit Agreement with ZM Private Equity Fund II, L.P., as Administrative Agent, pursuant to which the Company borrowed $20.0 million, which was due on April 1, 2013. The lenders included ZM Private Equity Fund II, L.P. and 10th Lane Finance Co., LLC, which are affiliates of the Company through common ownership. Under the Second Lien Credit Agreement interest was payable quarterly and was calculated based on three-month LIBOR plus 8.00%.

    On June 30, 2010, concurrent with the refinancing of our senior debt, the Company used proceeds from the senior credit facilities to partially pay-down $11.5 million of our $20.0 million Second Lien Debt, with the remaining $8.5 million being exchanged for unsecured subordinated promissory notes. On June 30, 2010, the Company also paid accrued interest of $0.4 million and an early termination fee of $0.2 million related to the Second Lien Debt.

    The interest rate on the unsecured subordinated promissory notes is 20.0% per annum. No periodic principal or interest payments are required and the promissory notes mature on June 30, 2015. Interest payments are accrued to principal on a quarterly basis. The promissory notes can be prepaid at any time prior to maturity, at our option, at the original principal amount plus accrued interest without any prepayment penalties, subject to limitations under the agreement. The weighted average interest rate for the year ended December 31, 2010 and 2009 was 11.81% and 8.85%, respectively. The borrowing rate was 20.0% and 8.29% and the balance was $8.5 million and $20.0 million at December 31, 2010 and 2009, respectively.

    On June 30, 2011, in connection with an amendment to the Credit Agreement, an additional $10.0 million of unsecured subordinated promissory notes were obtained from ZM Private Equity Funds I and II, L.P. at a rate of 20.0% per annum. No periodic principal or interest payments are required and the notes mature no earlier than June 30, 2016. Additionally, in connection with the Working Capital Guarantee Credit Agreement as disclosed above, ZM Private Equity Funds I and II issued $1.0 million in unsecured subordinated promissory notes.

Bank EBITDA

    Bank EBITDA assists management in monitoring management's ability to undertake key investing and financing functions such as making investments and incurring additional indebtedness, which may be prohibited by the covenants under the credit facilities unless the Company meets certain financial ratios and tests.

    In addition to adjusting net income (loss) to exclude interest expense, provision for (benefit from) income taxes and depreciation and amortization, through amendments to the Credit Agreement effective December 31, 2010, Bank EBITDA also adjusts net income by excluding non-cash mark-to-market foreign exchange gains (losses), certain legal settlements and legal expenses, certain management fees, gains from sale of equipment, non-cash charges arising from awards to employees relating to equity interests,

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 7. Long-Term Debt (Continued)

non-cash charges relating to financings, IPO related non-capitalized expenses up to a maximum of $2.0 million, certain fourth quarter 2010 charges up to a maximum of $11.6 million (see note 12 Commitments and Contingencies) and other unusual, extraordinary, non-recurring non-cash costs. The Company amended its credit agreement effective December 31, 2010. Absent these amendments, the Company would not have been in compliance with the covenants in the Credit Agreement at December 31, 2010. The Company has complied with the requirements of its debt covenants at December 31, 2010.

    Long-term debt maturity schedule is as follows:

	Term Debt	Revolving Line of Credit	Subordinated Notes	Total
2011	$6,500	$—	$—	$6,500
2012	6,500	—	—	6,500
2013	48,750	22,765	—	71,515
Thereafter	—	—	8,500	8,500

	$61,750	$22,765	$8,500	$93,015

    Long-term debt was as follows:

	December 31, 2010	December 31, 2009
Term Debt	$61,750	$53,264
Revolving Line of Credit	22,765	7,282
Subordinated Notes	8,500	—
2nd Lien Debt	—	20,000

	$93,015	$80,546

    On July 29, 2008, EuAC entered into an Agreement with Banca Di Credito Cooperativo Di Cambiano ("Cambiano") whereby Cambiano periodically advances European Air-Crane up to €6.0 million. Advances are based on documentary proof of receivables due from Protezione Civile, which is a division of the Council of Ministers of the Italian government. The purpose of this Agreement is to provide short term liquidity needs. At December 31, 2010 and 2009, there were no advances outstanding under this arrangement. The agreement may be canceled by either party at any time.

    On August 4, 2008, EuAC executed a bank guarantee and pledged €3.0 million as restricted cash in connection with a performance guarantee for a four-year leasing contract in Italy; these restrictions will expire in December 2012. Following receipt of the restricted cash, Cambiano issued a letter of credit for the performance bond.

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 8. Income Taxes

    For financial reporting purposes, income (loss) before noncontrolling interest and income taxes by taxing jurisdiction is as follows (in thousands):

	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
U.S. and other	$(8,619)	$15,508	$18,141
Canada	(3,988)	912	(2,645)
Italy	1,028	1,201	838

Income (loss) before noncontrolling interest and income taxes	$(11,579)	$17,621	$16,334

    Income tax expense (benefit) consisted of the following (in thousands):

	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Current income tax expense (benefit):
U.S. Federal income taxes	$300	$819	$(1,298)
State and local income taxes	(23)	260	130
Foreign income taxes	(312)	891	(47)

Total current income tax expense (benefit)	$(35)	$1,970	$(1,215)
Deferred income tax expense (benefit):
U.S. Federal income taxes	(3,196)	3,370	7,142
State and local income taxes	(313)	(10)	73

Total deferred income tax expense (benefit)	(3,509)	3,360	7,215

Total income tax expense (benefit)	$(3,544)	$5,330	$6,000

    A reconciliation from the U.S. statutory rate to the effective tax rate is as follows (in thousands):

	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Tax at U.S. statutory rate	$(3,937)	$5,991	$5,554
State taxes, net of federal benefit	(130)	210	130
Nondeductible expenses	230	276	323
Foreign tax rate differences	457	143	282
Non-deductible receivable allowance	272	—	—
Manufacturing deduction	—	(149)	—
Foreign tax credits	(260)	(251)	(342)
Research & experimentation credits	(188)	(150)	(100)
Tax law changes	—	(660)	—
Other, net	12	(80)	153

Total income tax expense (benefit)	(3,544)	$5,330	$6,000

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 8. Income Taxes (Continued)

    Deferred income tax balances reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities and their tax bases and are stated at enacted tax rates expected to be in effect when taxes are paid or recovered. Significant components of the Company's deferred tax assets and liabilities and balance sheet classifications are as follows (in thousands):

	Year Ended December 31, 2010	Year Ended December 31, 2009
Deferred tax assets:
Basis difference in aircrane support parts	$—	$1,541
Accrued liabilities	469	1,348
Accrued benefits	498	403
Transaction costs	527	561
Warranty reserve	439	591
Hourly maintenance accruals	1,026	330
Litigation reserve	3,532	—
Bad debt reserve	324	51
Foreign currency mark-to-market adjustments	759	375
Tax reserve interest	970	780

Inventory reserve	1,263	1,239
Foreign tax credits	600	—
Research credits	376	—
Other credits	18	141
Net operating loss carryforwards	2,950	50

Total deferred tax assets	13,751	7,410

Deferred tax liabilities:
Tax-over-book depreciation and amortization	(13,147)	(12,703)
Basis difference in aircrane support parts	(1,950)	—
Prepaid expenses and deferred costs	(657)	(219)

Total deferred tax liabilities	(15,754)	(12,922)

Net deferred tax assets (liabilities)	$(2,003)	$(5,512)

Net current deferred tax assets	$11,231	$3,850

Net noncurrent deferred tax liabilities	(13,234)	(9,362)

Net deferred tax assets (liabilities)	$(2,003)	$(5,512)

    Federal net operating loss carryforwards of approximately $7.9 million at December 31, 2010 expire in 2030. Federal foreign tax credit carryforwards of approximately $0.6 million and research credit carryforwards of approximately $0.2 million as of December 31, 2010 expire from 2019 to 2020 and 2030, respectively. State net operating loss carryforwards of approximately $5.3 million at December 31, 2010 expire from 2013 through 2021. State research and development credits of $0.2 million at December 31, 2010 expire from 2012 to 2015.

    U.S. income taxes are not calculated on the undistributed earnings of the Company's foreign subsidiary in Canada because of the intent to reinvest these earnings. At December 31, 2010, the amount of undistributed earnings, which are considered indefinitely reinvested, are approximately C$1.8 million ($1.9 million) for CAC. The Company does not believe it is practical to estimate the tax effect of CAC's permanently reinvested earnings.

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 8. Income Taxes (Continued)

    A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	Year Ended December 31, 2010	Year Ended December 31, 2009
Unrecognized tax benefits January 1,	$10,040	$10,139
Gross increases—tax positions in prior periods	11	—
Gross decreases—tax positions in prior periods	(45)	(99)
Gross increases—current period	—	—
Gross decreases—current period	—	—
Settlements	—	—
Lapse of statute of limitations	—	—

Unrecognized tax benefits December 31,	$10,006	$10,040

    All of our unrecognized tax benefits would have an impact on the effective tax rate if recognized. The Company adopted a policy to record accrued interest and penalties associate with uncertain tax position in the interest expense in the statements of operations. The liability for accrued interest as of December 31, 2010 and 2009 were $2.7 million and $2.3 million, respectively.

    The Company is subject to income taxes in the U.S., state, and several foreign jurisdictions. Depending on the jurisdiction, the Company is generally no longer subject to state or foreign examinations by tax authorities for years prior to the December 31, 2005 tax year. The tax years which remain open to examination in the U.S., the Company's only major taxing jurisdiction, are 2005 (only with respect to an item currently in Appeals identified below), and 2006 through 2010.

    An IRS federal income tax audit of the 2006 tax return was initiated in 2009. The field agent issued audit reports on the tax years 2005 and 2006 related to the utilization of certain foreign tax credits in the amount of $9.5 million, of which the amounts being assessed are fully reserved as unrecognized tax benefits. The Company disagrees with the assessment and the matter has been transferred to the Appeals Division where the Company intends to argue its case.

    Audit outcomes and the timing of audit settlements are subject to significant uncertainty. It is reasonably possible that within the next 12 months the Company will resolve some or all of the matters presently under consideration for 2005-2006 with the IRS as noted above. Depending on the timing and outcomes of the Appeals process, unrecognized tax benefits could decrease up to $9.5 million.

    Due to the closure of tax return statutes of limitations, unrecognized tax benefits could decrease up to $0.5 million in the next 12 months.

Note 9. Redeemable Preferred Stock and Stockholders' Equity

    The Company is authorized to issue two classes of stock to be designated as "Common Stock" and "Preferred Stock". The total number of shares the Company is authorized to issue is 72,300 shares: (i) 2,300 shares of which shall be Common Stock, $.0001 par value per share, and (ii) 70,000 shares of which shall be Preferred Stock, $.0001 par value per share. For Common Stock, 2,000 shares are designated "Class A Common Stock" and 300 shares are designated "Class B Common Stock." All 70,000 shares of Preferred Stock are designated "Series A Redeemable Preferred Stock." On September 27, 2007,

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 9. Redeemable Preferred Stock and Stockholders' Equity (Continued)

the Company issued 1,000 shares of Class A Common Stock at $.50 per share and 34,999.5 shares of Preferred Stock issued at $1,000 per share. The Board of Directors is authorized, at any time, to provide for the issuance of shares of Preferred Stock, in one or more series with such designations, preferences and rights, and such qualifications, limitations and restrictions, as shall be set forth in the resolutions of the Board of Directors providing for the issuance thereof.

Dividend Rights

    The Series A Redeemable Preferred Stock shall be entitled to receive, in preference to any declaration or payment of any dividend on the Common Stock (other than a dividend payable solely in shares of Common Stock), when, as and if declared by the Board of Directors, dividends on the Series A Redeemable Preferred Stock (the "Mandatory RPS Dividends") at the rate of 15% per annum on an amount equal to the Series A Redeemable Preferred Original Issue Price of $1,000 per share. The Mandatory RPS Dividends shall accrue from day to day, whether or not earned or declared, shall accumulate and shall be compounded quarterly (based upon a rate equal to 15% per annum and assuming a year consisting of 360 days). All Mandatory RPS Dividends shall be payable in cash. All Mandatory RPS Dividends on all outstanding shares of Series A Redeemable Preferred Stock previously accrued and not yet paid shall be immediately due and payable upon the occurrence of any Liquidation Event as defined in the Articles of Incorporation. The holders of the Common Stock shall be entitled to receive cash dividends, when, as and if declared by the Board of Directors. Any cash dividends shall be paid in the following order: (i) first, to the holders of the Series A Redeemable Preferred Stock, dividends equal to all accrued and unpaid Mandatory RPS Dividends; provided, however, that if the funds legally available therefore shall be insufficient to pay such dividends in full to all holders of Series A Redeemable Preferred Stock, then such dividends shall be paid to the holders of Series A Redeemable Preferred Stock ratably in proportion to the full amounts to which they would otherwise be entitled; and (ii) second, to the holders of Class A Common Stock and (if applicable) Class B Common Stock, pro rata and pari passu, such additional dividends and other distributions as may be declared by the Board of Directors from time to time. The Board of Directors is not required to declare any dividends with respect to either the Common Stock as a whole or to any particular class of Common or Preferred Stock. As of December 31, 2010 and 2009, no dividends on any series of Company stock have been declared.

Voting Rights

    Except as otherwise required by law or certain limitations provided for in the Certificate of Incorporation, the sole voting rights shall be in the Class A Common Stock.

Liquidation Rights

    Upon the occurrence of any Liquidation Event, the Preferred Stock and Common Stock shall have the following liquidation rights: (i) Before any distribution or payment shall be made to the holders of any shares of Common Stock, the holders of the Series A Redeemable Preferred Stock shall be entitled to be paid an amount with respect to each share of Series A Redeemable Preferred Stock equal to the Series A Redeemable Preferred Original Issue Price for such share of Series A Redeemable Preferred Stock, plus all accrued or declared but unpaid dividends thereon or (the "Series A Redeemable Preferred Liquidation Preference"). If, upon any Liquidation Event, the assets of the Company shall be insufficient to make payment in full of the Series A Redeemable Preferred Liquidation Preference to all holders of Series A Redeemable Preferred Stock, then such assets shall be distributed among the holders of Series A

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 9. Redeemable Preferred Stock and Stockholders' Equity (Continued)

Redeemable Preferred Stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be entitled, (ii) Before any distribution or payment shall be made to the holders of any shares of Class B Common Stock but after the payment in full of the aggregate Series A Redeemable Preferred Liquidation Preference, the holders of the Class A Common Stock shall be entitled to be paid an amount with respect to each share of Class A Common Stock equal to the Class A Common Original Issue Price of $.50 per share for such share of Class A Common Stock (the "Class A Common Liquidation Preference"). If, upon any event, the assets of the Company shall be insufficient to make payment in full of the Class A Common Liquidation Preference to all holders of Class A Common Stock, then such assets shall be distributed among the holders of Class A Common Stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be entitled, (iii) After the payment in full of the aggregate Series A Redeemable Preferred Liquidation Preference, and the aggregate Class A Common Liquidation Preference, all payments and distributions shall be paid pro rata and pari passu to the holders of the Class A Common Stock and the Class B Common Stock until such holders shall have received payment in full of any and all accrued and unpaid dividends owing with respect to such Class A Common Stock and/or Class B Common Stock, and (iv) After the Company has made the full payments or distributions provided for above, thereafter all payments and distributions shall be paid pro rata and pari passu to the holders of the Class A Common Stock and the holders of the Class B Common Stock.

Redemption Rights of Series A Redeemable Preferred Stock

    Preferred securities that are redeemable for cash or other assets are required to be classified outside permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder or (3) upon occurrence of an event that is not solely within the control of the issuer. The Company's Series A Preferred Stock is mandatorily redeemable upon the occurrence of a liquidation event. The Series A Preferred Stock is also redeemable at the option of the Company upon approval by the majority of the Board of Directors. The holder's of the Series A Redeemable Preferred Stock control a majority of the voting power of the Company's Capital Stock and have the right to designate a majority of the members of the Board of Directors. As a result, the ability to redeem the shares of the preferred stock is not within the Company's control, as such all shares of Series A Redeemable Preferred Stock have been presented outside of permanent equity in the accompanying consolidated balance sheets for all periods presented.

    The holders of the Series A Redeemable Preferred Stock are entitled to receive dividends, when, as and if declared by the Board of Directors at a rate of 15% per year, also called the Mandatory RPS Dividends. The Mandatory RPS Dividends accrue at the rate of 15% per year whether or not earned or declared. The Company accrued dividends of $7.9 million, $6.8 million, and $5.9 million for the years ended December 31, 2010, 2009 and 2008, respectively. The Series A Redeemable Preferred Stock had a liquidation preference of $57.0 million and $49.1 million at December 31, 2010 and 2009, respectively.

Conversion Rights of Series A Redeemable Preferred Stock

    The Series A Redeemable Preferred Stock is not convertible into Common Stock.

Anti-Dilution Rights of the Class A Common Stock

    The holders of the Class A Common Stock have certain anti-dilution rights with respect to the issuance of additional common shares.

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 9. Redeemable Preferred Stock and Stockholders' Equity (Continued)

Class B Common Stock

    The Class B Common Stock was established for the purpose of a potential issuance pursuant to a contemplated equity incentive plan for executive management. No Class B Common Stock shares are currently issued and outstanding.

Note 10. Employee Benefit Plans

    The Company maintains the Erickson Air-Crane 401(k) Profit Sharing Plan for substantially all full-time U.S. employees. Under the plan, participating U.S. employees may defer up to 100% of their pretax salary, subject to the annual IRS limitation, which was $16,500, $16,500 and $15,500 for 2010, 2009, and 2008, respectively. The Company may match the employee contributions dollar for dollar up to a maximum of $1,000 per Plan participant and employer profit sharing contributions are discretionary. The Company contributed $0.4 million, zero, and $0.4 million for the years ended December 31, 2010, 2009, and 2008.

    Canadian Air-Crane Ltd. maintains a Group Registered Retirement Savings Plan for salaried employees in Canada. Under this plan, participating Canadian employees may defer up to 18% of their pretax salary, subject to a maximum amount per year of C22,000 ($22,100), C21,000 ($21,100) and C20,000 ($20,000) for 2010, 2009, and 2008, respectively. The Company may contribute up to 6% of an employee's compensation; however, the Company stopped contributions on April 4, 2009 and there were no further contributions to the plan in 2009 or 2010. The total matching amount under this plan was zero, C70,000 ($70,200), and C0.3 million ($0.3 million) for the years ended December 31, 2010, 2009 and 2008, respectively.

Note 11. Reportable Segments

    ASC 280-10-50—Disclosure about Segments of an Enterprise and Related Information, establishes standards for the manner in which companies report information about operating segments, products, services, geographic areas and major customers. The method of determining what information to report is based on the way that management organizes the operating segments within the Company for making operating decisions and assessing financial performance. Based on the nature of its products and services, the Company operates in two business segments: Aerial Services, and Aircraft Manufacturing and Maintenance Repair and Overhaul ("Manufacturing / MRO").

    The accounting policies of the Company's business segments are the same as those described in the summary of significant accounting policies included elsewhere herein.

    Revenue and gross profit by segment are the main metrics used by the chief operating decision maker, management team and the board of directors of the Company to plan, forecast and review the Company's business performance.

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 11. Reportable Segments (Continued)

    The following table sets forth information about the Company's operations by its two reportable segments and by geographic area. Amounts identified as "Corporate" are assets or expenses that are not allocated to a specific segment:

Revenue by Reportable Segment

	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Net revenues:
Aerial Services	$105,747	$113,603	$136,548

Manufacturing / MRO	12,493	36,019	5,376
Total net revenues	$118,240	$149,622	$141,924

Gross Profit by Reportable Segment

	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Gross profit:
Aerial Services	$24,395	$36,748	$39,798
Manufacturing / MRO	4,841	14,747	357

Total gross profit	$29,236	$51,495	$40,155

Depreciation Expense by Reportable Segment

	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Depreciation expense:
Aerial Services	$3,570	$3,536	$3,423
Manufacturing / MRO	1,112	709	348
Corporate	63	133	92

Total depreciation expense	$4,745	$4,378	$3,863

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 11. Reportable Segments (Continued)

Capital Expenditures by Reportable Segment

	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Capital expenditures:
Aerial Services	$9,906	$407	$4,255
Manufacturing / MRO	2,351	1,595	1,882
Corporate	2,343	300	472

Total capital expenditures	$14,600	$2,302	$6,609

Assets by Reportable Segment

	December 31, 2010	December 31, 2009
Assets:
Aerial Services	$98,033	$95,154
Manufacturing / MRO	77,801	65,664
Corporate	27,869	18,149

Total assets	$203,703	$178,967

Revenue by Geographic Area

    For the Aerial Services business segment, revenues are attributed to geographic area based on the country where the services were performed; for the Manufacturing / MRO business segment, revenues are attributed to geographic area based on the country in which the customer is located.

	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Net revenues:
North America	$60,176	$87,329	$65,990
Europe	34,322	38,589	52,889
Asia	16,543	11,588	17,863
Australia	7,199	12,116	5,182

Total net revenues	$118,240	$149,622	$141,924

Note 12. Commitments and Contingencies

Canadian Revenue Agency Audits—Employment Taxes

    In April 2008, Canada Revenue Agency (CRA) sent a Notice of Assessment to Canadian Air-Crane Ltd. (CAC) indicating Regulation 102 withholding tax and interest due totaling C$0.8 million for tax years 2002 and 2003. Generally, the Canada—U.S. Tax Treaty provides an exemption from income tax in Canada where a non-resident employee is in Canada for less than 183 days and their wages are "borne by" a

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 12. Commitments and Contingencies (Continued)

company not resident in Canada. The Company believes that since Erickson Air-Crane Incorporated (EAC) is a nonresident of Canada and EAC employees were in Canada for less than 183 days per year, the employees are not taxable in Canada and no withholdings are due. However, CRA proposes that the employees of EAC working in Canada are, in substance, employees of CAC. As such, CRA's position is that the wages are "borne by" an employer resident in Canada (CAC) and thus no Treaty exemption applies. This would make the employees taxable in Canada, and CAC responsible for withholding on wages paid to EAC's employees working in Canada.

    In May 2008, the Company's Canadian legal counsel filed a Notice of Objection with the Chief of Appeals of CRA. The Company is firmly of the belief that the employees are EAC's and not CAC's and therefore salaries and wages are not borne by an employer resident in Canada. The Company's Canadian legal counsel agrees with management's position that CAC is not the employer and CAC has no withholding requirements. On January 18, 2011, we received from the CRA (Minister of National Revenue) a final notice confirming the assessments that had originally been made by the CRA in April 2008. The Company filed an appeal with the Tax Court of Canada on April 1, 2011 disputing the amounts assessed against the Company. With this final confirmation notice, the Company must litigate the matter in Canadian Tax Court in order to recover any amounts paid. The Company has established a reserve in the amount of $0.8 million, due to the uncertainty of collection on these amounts.

Environmental Remediation Matters

    The Company is continuing to participate in remediating environmental damage resulting from the identification of hazardous substances at its Central Point, Oregon facility. Under the Asset Purchase Agreement with Erickson Group, Ltd. ("Erickson Group"), a previous owner of the Company, Erickson Group will bear the financial responsibility for the payment of the first $1.5 million of the cleanup costs. Erickson Group and the Company shall each bear one-half of the financial responsibility for the payment of the next $1.0 million of cleanup costs, and any aggregate costs in excess of $2.5 million will be the sole responsibility of Erickson Group. Erickson Group is responsible for directing and controlling the remediation efforts. Since 2000, the Company has paid $0.4 million to Erickson Group for a portion of its exposure on the $0.5 million layer of financial responsibility and has recorded a liability for the remaining $0.1 million exposure on its remaining share. In August 2006, Erickson Group received an insurance settlement of $0.3 million related to the environmental damage and will suspend further requests of co-funding until such amount is depleted from its environmental fund. Environmental consultants indicate that the Central Point site may require monitoring for another 20 years; therefore, the Company believes the full amount of its financial share will ultimately be paid.

Legal Proceedings

Evergreen Claim

    Evergreen Helicopters, Inc. (Evergreen) filed a complaint against the Company in the U.S. District Court for the District of Oregon alleging claims under the Sherman Antitrust Act and the Clayton Act, and for breach of contract. The complaint alleges that Evergreen is the owner of one S-64E Skycrane helicopter acquired in 1973 and two CH-54A Skycrane helicopters acquired respectively in 2004 and 2006, and that Evergreen is a third-party beneficiary under a 1992 contract between the Company and Sikorsky Aircraft Corporation that obligated the Company to support Skycranes. Evergreen alleges that the Company breached its obligations to third party beneficiaries by not supplying parts for its S-64E in a

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 12. Commitments and Contingencies (Continued)

timely manner, particularly in the four-year period prior to the filing of the complaint, and by not supplying parts for CH-54As. Evergreen also alleges that the Company has monopoly power in an alleged heavy-lift helicopter service and parts markets, or that the Company is attempting to obtain such monopoly power, and that Evergreen's business has been injured by the Company's actions. The complaint seeks damages in an unspecified sum, treble damages under the antitrust laws, and costs, disbursements, and attorneys' fees. On January 26, 2011, the Company received an unfavorable ruling from the court, dismissing our summary judgment motion, while granting Evergreen's summary judgment motion. Pursuant to its ruling, the court found that as a matter of law, Evergreen was an intended third-party beneficiary under the Sikorsky contract, and that the Company breached its contractual obligation to Evergreen. On February 15, 2011, the Company entered into a settlement agreement with Evergreen, pursuant to which the Company was required to pay Evergreen a total of $10.0 million in cash, which was accrued as of December 31, 2010. An initial payment of $5.0 million was made on March 1, 2011, a second payment of $2.5 million was paid on April 1, 2011 and the final payment of $2.5 million was paid on April 27, 2011. In exchange for the $10.0 million payment from the Company, Evergreen dismissed the claim on February 15, 2011 and has released the Company from all potential claims of any kind up to the date of the settlement.

Italian Accident

    In July, 2005, one of the Company's U.S. employees was killed when an Aircrane being delivered to an Italian customer crashed. The commander of the flight, who is an employee of the Company, is subject to criminal prosecution under Italian law. The preliminary investigation closed in March 2008, and the commander was indicted. The family members of the deceased filed in the criminal court as damaged civil parties for damages in an aggregate amount of €1.2 million. The Company accepted the plaintiffs' most recent settlement offer of €0.4 million on April 13, 2010 and that acceptance was acknowledged by the plaintiffs on April 19, 2010. Pursuant to a release and settlement agreement dated June 7, 2010 with the plaintiffs, the Company paid €0.2 million and the Company's insurer paid €0.2 million, in exchange for a release from the plaintiffs from all potential claims of any kind up to the date of the settlement.

Tomato Crop Claim

    This action arose out of alleged damage to a tomato crop and farm facilities when an Aircrane engaged in firefighting in Italy drew water from a farmer's reservoir. This matter has been finally settled, and all claims against the Company have been released. The Company's insurer has paid the settlement amount of €200,000 on behalf of the Company.

USFS Claim

    In early June 2008, the Company was awarded four contracts with the United States Forest Service (USFS). In late June 2008 the USFS issued a stop work order on three of the four contracts. In October 2008 the Company filed a request for equitable adjustment on the stop work order with the USFS Contracting Officer. After being denied on the request for equitable adjustment, in July 2009 the Company filed a claim with the Civilian Board of Contract Appeals for approximately $3.0 million, which represented management's estimate of additional costs incurred by the Company under these contracts, that the Company was not able to mitigate, as a result of the stop work order. The Company believes that these additional costs are compensable under Forest Service rules. An independent expert has determined the amount of these additional costs at $2.8 million. The Company recorded approximately $3.0 million as a receivable in 2008, and reduced this amount to approximately $2.8 million in 2009 to reflect the revised

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 12. Commitments and Contingencies (Continued)

estimate of additional costs. We have reduced the receivable to $2.0 million at December 31, 2010, due to the uncertainty of recovery of certain costs. We and the USFS each filed motions for summary judgment with the Civilian Board of Contract Appeals which were denied. The Company attended a hearing before the Civilian Board of Contract Appeals in April, 2011. Post-hearing briefs are due by June 30, 2011 and all reply briefs are due by July 30, 2011. The Company expects a final ruling from the Board in October or November of 2011.

Other legal proceedings

    In the ordinary course of business, we are party to various legal proceedings. We review these actions on an ongoing basis to determine whether it is probable that a loss has occurred and use that information when making accrual and disclosure decisions. We have not established reserves or possible ranges of losses related to these proceedings because, at this time in the proceedings, the matters do not relate to a probable loss and / or the amounts are not reasonably estimable.

Put Option

    A significant customer holds the right to exercise a put option that would, if exercised, require the Company to repurchase on July 31, 2013 the S-64 Aircrane the Company sold to the customer in 2009. The original sales agreement dated May 27, 2009, included the right of the customer to put the aircraft back to the Company on January 30, 2013 for its then fair market value, and provided a minimum and maximum price. Both parties believed at the time the agreement was entered into that the put option would terminate before December 31, 2009 based upon certain contract conditions that, if satisfied, would terminate the put option. In December 2009, the parties agreed to change the put option date from January 30, 2013 to July 31, 2013. At that time, the parties also agreed to remove the negotiated floor and ceiling on the fair value determination, in part out of recognition that the fair value at July 31, 2013 could vary significantly from the negotiated limits. The Company determined prior to finalizing the amendment, that the amended agreement would allow the Company to recognize revenue on the Aircrane sale in 2009, which had been the intent of the Company under the original agreement.

    Under the original agreement, the Company believes that it may have been precluded from recognizing the sale of the Aircrane in 2009 due to the terms of the put option in accordance with ASC 605-10-S99. Under the amended agreement, because the put option exercise price is the fair market value of the aircraft at the time of exercise, revenue recognition criteria were satisfied and the Company recognized revenue for the sale of the aircraft in 2009. The Company is not able to determine the likelihood that the customer will exercise the put option. If exercised, the exercise price would be the fair market value of the S-64 Aircrane, determined by independent appraisers at the time of exercise, which will be highly dependent upon the hours of usage and the overall customer use profile for the Aircrane, and which makes it difficult to estimate a fair value at this time. However, management believes an anticipated range of fair value, based upon the Company's experience and industry knowledge, should be between $10.0 million and $18.0 million.

Operating Leases

    The Company owns substantially all of its property, periodically leases certain premises on a short term basis, and leases a minor amount of its facilities and certain other property under noncancelable operating lease agreements that expire on various dates through May 2032. Certain leases have renewal options.

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 12. Commitments and Contingencies (Continued)

Operating lease expense was $0.7 million, $0.7 million and $0.5 million, for the years ended December 31, 2010, 2009 and 2008, respectively. Minimum future lease payments under noncancelable operating leases at December 31, 2010 are as follows (in thousands):

Year ending December 31:
2011	$476
2012	369
2013	198
2014	99
2015	93
Thereafter	388

$1,623

Note 13. Related Party Transactions

Management Services Agreement

    On September 27, 2007, the Company entered into a Management Services Agreement with Stonehouse Erickson Management Co. LLC, which is an affiliate of one of the buyers of the Company. Under the agreement, the Company was required to pay to Stonehouse Erickson Management Co. LLC an annual fee (the Management Fee) of (i) $0.5 million for five years after the date of the Agreement, payable in advance in quarterly installments of $0.1 million, and (ii) $0.3 million after five years after the date of the Agreement, payable in advance in quarterly installments of $62,500. Management fees for Stonehouse Erickson Management Co. LLC were $0.2 million, $0.5 million and $0.5 million for the year ended December 31, 2010, 2009 and 2008, respectively. On December 31, 2009 the Company had a payable balance of $0.4 million to Stonehouse Erickson Management Co. L.L.C. On January 8, 2010 upon payment of $0.5 million the Company terminated the management services agreement with Stonehouse Erickson Management Co. LLC.

Second Lien Debt

    The Company was party to a Second Lien Credit Agreement with ZM Private Equity Fund II, L.P, as Administrative Agent, pursuant to which the Company borrowed $20.0 million, and which was due on April 1, 2013.

    Lenders of the loan facility included ZM Private Equity Fund II, L.P. and 10th Lane Finance Co., LLC, which is an affiliate of the Company through common ownership.

    On June 30, 2010, concurrent with the refinancing of our senior debt, the Company used proceeds from the senior credit facilities to pay-down $11.5 million of our $20.0 million Second Lien Debt, and the remaining $8.5 million was exchanged for unsecured subordinated promissory notes. On June 30, 2010, the Company also paid accrued interest of $0.4 million and an early termination fee of $0.2 million related to the Second Lien Debt.

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 14. Derivative Instruments and Hedging Activities

    The Company has entered into a number of foreign currency forward contracts. The purpose of these transactions was to reduce the impact of future currency fluctuations related to anticipated cash receipts from expected future revenue that is denominated in a currency other than U.S. dollars. The change in the valuation of the foreign currency forwards portfolio was recorded within other income (expense) in the statement of operations.

    A summary of open foreign currency forward contracts at December 31, 2010 and 2009 are as follows (all contracts are obligations for the Company to deliver foreign currency—i.e., short positions) (in thousands):

Purpose/Maturity	Foreign Quantity		Contract Value	Market Value	Asset (Liability)
2010:
Italy—Aerial Operations maturing through June 2012		€6,540	$8,592	$8,718	$(126)
Greece—Aerial Operations maturing through December 2011		€10,724	14,089	14,295	(206)
Australia—Aerial Operations maturing through June 2012	AUD	18,350	16,115	17,934	(1,819)

			$38,796	$40,947	$(2,151)

Purpose/Maturity	Foreign Quantity		Contract Value	Market Value	Asset (Liability)
2009:
Italy—Aerial Operations maturing through December 2010		€7,905	$11,091	$11,313	$(222)
Greece—Aerial Operations maturing through September 2011		€11,491	16,047	16,461	(414)
Australia—Aerial Operations maturing through June 2010	AUD	7,728	6,053	6,842	(789)

			$33,191	$34,616	$(1,425)

Note 15. Warranty Reserves

    A summary of the warranty reserves related to sales of Aircranes consisted of the following (in thousands):

	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Balance at beginning of period	$1,705	$1,561	$3,799
Increases to reserves	—	1,500	—
Warranty provided	(461)	(1,356)	(2,238)

Balance at end of period	$1,244	$1,705	$1,561

ERICKSON AIR-CRANE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 16. Involuntary Conversions

    On June 25, 2010 Aircrane N229AC was involved in an accident while logging in Sarawak, Malaysia. The helicopter received substantial damage and there was one fatality. The pilot was killed in the accident and the co-pilot was injured, but survived. Insurance claim adjusters informed the Company prior to June 30, 2010, that the incident was a constructive total loss and that the Company's insured value, less deductible, was $9.5 million. The Company recorded a gain on involuntary conversion of $6.3 million, which is included in the accompanying statement of operations for the year ended December 31, 2010. On July 13, 2010 the Company received the insurance proceeds of $9.5 million and applied the amount against the outstanding balance of its revolving credit facility.

    On June 1, 2008, Aircrane N163AC incurred substantial damage while operating near Torino, Italy. Both European Aircrane pilots were able to exit the aircraft without serious injury. Insurance claim adjusters subsequently determined the incident was a constructive total loss. During July 2008, the Company received insurance proceeds of $8.4 million following the incident and the Company recorded a gain of $4.3 million which is included in gain on involuntary conversions in the accompanying statement of operations for the year ended December 31, 2008.

Note 17. Subsequent Events

    Subsequent events have been evaluated through June 30, 2011.

Erickson Air-Crane Incorporated

                         Shares
Common Stock

PROSPECTUS
                        , 2012

Stifel Nicolaus Weisel

    Neither we, the underwriters, nor the selling stockholders have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. You should not rely on any information other than the information contained in this prospectus and in any free writing prospectus that we prepare. Neither we, the underwriters, nor the selling stockholders take any responsibility for, nor can provide any assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

    Until                        , 2012, all dealers that buy, sell, or trade the common stock may be required to deliver a prospectus, regardless of whether they are participating in this offering. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

    The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the SEC registration fee and the FINRA filing fee. Except as otherwise noted, all the expenses below will be paid by Erickson Air-Crane Incorporated.

Item	Amount
SEC registration fee	$5,348
FINRA filing fee	8,000
NASDAQ listing fee	*
Legal fees and expenses	*
Accounting fees and expenses	*
Printing and engraving expenses	*
Transfer agent and registrar fees	*
Blue Sky fees and expenses	*
Directors and officers insurance	*
Miscellaneous fees and expenses	*

Total	$ *

*
To be completed by amendment.

Item 14.    Indemnification of Directors and Officers

    Section 145 of the Delaware General Corporation Law (the "DGCL"), authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred or, arising under the Securities Act of 1933, as amended. Our second amended and restated certificate of incorporation provides for indemnification of our directors, officers, employees, and other agents to the maximum extent permitted by the DGCL, and our second amended and restated bylaws provide for indemnification of our directors, officers, employees, and other agents to the maximum extent permitted by the DGCL. In addition, we have entered into indemnification agreements with our directors, officers, and some employees containing provisions which are in some respects broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements may require us, among other things, to indemnify our directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. Reference is also made to Section 7 of the underwriting agreement to be filed as Exhibit 1.1 hereto, which provides for indemnification by the underwriter of our officers and directors against certain liabilities.

Item 15.    Recent Sales of Unregistered Securities

    None.

Item 16.    Exhibits and Financial Statement Schedules

(a)
Exhibits

Exhibit No.		Description of Exhibit

1.1	*	Form of Underwriting Agreement.
3.1	**	Amended and Restated Certificate of Incorporation of Erickson Air-Crane Incorporated.
3.2	**	Amended and Restated Bylaws of Erickson Air-Crane Incorporated.
3.3	**	Form of Second Amended and Restated Certificate of Incorporation of Erickson Air-Crane Incorporated.
3.4	**	Form of Second Amended and Restated Bylaws of Erickson Air-Crane Incorporated.
4.1	**	Amended and Restated Registration Rights Agreement, by and between Erickson Air-Crane Incorporated and other parties, dated April 22, 2010.
5.1	*	Form of Opinion of Milbank, Tweed, Hadley & McCloy LLP.
10.1	**	Form of Indemnification Agreement made by and between Erickson Air-Crane Incorporated and each of its directors and officers and some employees.
10.2		[Reserved.]
10.3		[Reserved.]
10.4		[Reserved.]
10.5		[Reserved.]
10.6		[Reserved.]
10.7	**	Amended and Restated Executive Employment Agreement between Udo Rieder and Erickson Air-Crane Incorporated, dated April 22, 2010.
10.8	**	Amended and Restated Executive Employment Agreement between Charles E. Ryan and Erickson Air-Crane Incorporated, dated April 22, 2010.
10.9		[Reserved.]
10.10	**	Amended and Restated Executive Employment Agreement between H.E. "Mac" McClaren and Erickson Air-Crane Incorporated, dated April 22, 2010.
10.11		[Reserved].
10.12		[Reserved.]
10.13		[Reserved.]
10.14		[Reserved.]

Exhibit No.		Description of Exhibit
10.15	**	National Call When Needed Heavy (Type I) & Medium (Type II) Helicopter Services Agreement between the U.S. Forest Service and Erickson Air-Crane Incorporated, dated April 4, 2008, as amended; National Exclusive Use Large Fire Support Helicopter Services Agreement between the U.S. Forest Service and Erickson Air-Crane Incorporated, dated March 6, 2009, as amended; National Exclusive Use Large Fire Support Helicopter Services Agreement between the U.S. Forest and Erickson Air-Crane Incorporated, date June 6, 2008, as amended; and Exclusive Use Helicopter Services Large Fire Support between the U.S. Forest Service and Erickson Air-Crane Incorporated, dated June 24, 2010, as amended.
10.16	**
Aircraft Purchase Agreement in Respect of One (1) Erickson S-64F Aircraft, Manufacturer's Serial Number 64095, between San Diego Gas & Electric Company and Erickson Air-Crane Incorporated, dated May 26, 2009, as amended. Portions of this exhibit have been redacted and filed separately with the SEC pursuant to a confidential treatment request.
10.17	**	Credit Agreement among Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, Keybank National Association, Bank of the West and Erickson Air-Crane Incorporated, dated June 24, 2010.
10.17	(a)
First Amendment to Credit Agreement among Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, Keybank National Association, Bank of the West and Erickson Air-Crane Incorporated, dated November 15, 2010.
10.17	(b)
Second Amendment to Credit Agreement among Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, Keybank National Association, Bank of the West and Erickson Air-Crane Incorporated, dated December 31, 2010.
10.17	(c)
Third Amendment to Credit Agreement among Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, Keybank National Association, Bank of the West and Erickson Air-Crane Incorporated, dated May 19, 2011.
10.17	(d)
Fourth Amendment to Credit Agreement among Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, Keybank National Association, Bank of the West and Erickson Air-Crane Incorporated, dated June 30, 2011.
10.18	**
Promissory Note issued by Erickson Air-Crane, Incorporated to ZM Private Equity Fund II, L.P., dated June 30, 2010; Promissory Note issued by Erickson Air-Crane, Incorporated to 10th Lane Finance Co., LLC, dated June 30, 2010.
10.19	**	Executive Employment Agreement between David A. Ford and Erickson Air-Crane Incorporated, dated June 28, 2010.
10.20		[Reserved.]
10.21	*	Form of Erickson Air-Crane Incorporated 2012 Stock Incentive Plan.

10.21	(a)*	Form of Incentive Stock Option Agreement.
10.21	(b)*	Form of Non-Statutory Stock Option Agreement.
10.21	(c)*	Form of Restricted Stock Agreement.
10.21	(d)*	Form of Restricted Stock Unit Agreement.

Exhibit No.		Description of Exhibit
10.22		Aircraft Lease and Purchase Option Agreement in Respect of One (1) Erickson S-64E Aircraft between HRT Netherlands B.V. and Erickson Air-Crane Incorporated, dated August 1, 2011. Portions of this exhibit have been redacted and filed separately with the SEC pursuant to a confidential treatment request.
10.22	(a)
Amendment No. 1 to the Aircraft Lease and Purchase Option Agreement in Respect of One (1) Erickson S-64E Aircraft between HRT Netherlands B.V. and Erickson Air-Crane Incorporated, dated October 11, 2011. Portions of this exhibit have been redacted and filed separately with the SEC pursuant to a confidential treatment request.
10.23		Promissory Note issued by Erickson Air-Crane, Incorporated to ZM Private Equity Fund I, L.P., dated June 30, 2011.
10.24		Promissory Note issued by Erickson Air-Crane, Incorporated to ZM Private Equity Fund I, L.P., dated June 30, 2011.
10.25		Promissory Note issued by Erickson Air-Crane, Incorporated to ZM Private Equity Fund II, L.P., dated June 30, 2011.
10.26		Promissory Note issued by Erickson Air-Crane, Incorporated to ZM Private Equity Fund II, L.P., dated June 30, 2011.
21.1	**	List of significant subsidiaries of the registrant.
23.1	*	Consent of Milbank, Tweed, Hadley & McCloy LLP (included in Exhibit 5.1).
23.2		Consent of Grant Thornton LLP.
23.3	**	Consent of Meredith R. Siegfried.
23.4	**	Consent of Gary R. Scott.
23.5	**	Consent of Hank Halter.
23.6	**	Consent of James L. Welch.
24.1	**	Power of Attorney for Udo Rieder.
24.2	**	Power of Attorney for Charles Ryan.
24.3	**	Power of Attorney for Quinn Morgan.
24.4	**	Power of Attorney for Kenneth Lau.

*
To be filed by amendment.

**
Previously filed.

(b)
Financial Statement Schedules

    Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 17.    Undertakings

    The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted as to directors, officers, and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, an officer or a controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act, and we will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

    (1)  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus as filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2)  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Portland, State of Oregon, on the 5th day of December, 2011.

ERICKSON AIR-CRANE INCORPORATED
By:	/s/ UDO RIEDER Udo Rieder Chief Executive Officer

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ UDO RIEDER Udo Rieder	Chief Executive Officer and Director (principal executive officer)	December 5, 2011
/s/ CHARLES RYAN Charles Ryan	Chief Financial Officer (principal financial and accounting officer)	December 5, 2011
/s/ QUINN MORGAN Quinn Morgan	Director, Chairman of the Board	December 5, 2011
/s/ KENNETH LAU Kenneth Lau	Director	December 5, 2011

EXHIBIT INDEX

Exhibit No.		Description of Exhibit
1.1	*	Form of Underwriting Agreement.
3.1	**	Amended and Restated Certificate of Incorporation of Erickson Air-Crane Incorporated.
3.2	**	Amended and Restated Bylaws of Erickson Air-Crane Incorporated.
3.3	**	Form of Second Amended and Restated Certificate of Incorporation of Erickson Air-Crane Incorporated.
3.4	**	Form of Second Amended and Restated Bylaws of Erickson Air-Crane Incorporated.
4.1	**	Amended and Restated Registration Rights Agreement, by and between Erickson Air-Crane Incorporated and other parties, dated April 22, 2010.
5.1	*	Form of Opinion of Milbank, Tweed, Hadley & McCloy LLP.
10.1	**	Form of Indemnification Agreement made by and between Erickson Air-Crane Incorporated and each of its directors and officers and some employees.
10.2		[Reserved.]
10.3		[Reserved.]
10.4		[Reserved.]
10.5		[Reserved.]
10.6		[Reserved.]
10.7	**	Amended and Restated Executive Employment Agreement between Udo Rieder and Erickson Air-Crane Incorporated, dated April 22, 2010.
10.8	**	Amended and Restated Executive Employment Agreement between Charles E. Ryan and Erickson Air-Crane Incorporated, dated April 22, 2010.
10.9		[Reserved.]
10.10	**	Amended and Restated Executive Employment Agreement between H.E. "Mac" McClaren and Erickson Air-Crane Incorporated, dated April 22, 2010.
10.11		[Reserved].
10.12		[Reserved.]
10.13		[Reserved.]
10.14		[Reserved.]
10.15	**
National Call When Needed Heavy (Type I) & Medium (Type II) Helicopter Services Agreement between the U.S. Forest Service and Erickson Air-Crane Incorporated, dated April 4, 2008, as amended; National Exclusive Use Large Fire Support Helicopter Services Agreement between the U.S. Forest Service and Erickson Air-Crane Incorporated, dated March 6, 2009, as amended; National Exclusive Use Large Fire Support Helicopter Services Agreement between the U.S. Forest and Erickson Air-Crane Incorporated, date June 6, 2008, as amended; and Exclusive Use Helicopter Services Large Fire Support between the U.S. Forest Service and Erickson Air-Crane Incorporated, dated June 24, 2010, as amended.

1

Exhibit No.		Description of Exhibit
10.16	**	Aircraft Purchase Agreement in Respect of One (1) Erickson S-64F Aircraft, Manufacturer's Serial Number 64095, between San Diego Gas & Electric Company and Erickson Air-Crane Incorporated, dated May 26, 2009, as amended. Portions of this exhibit have been redacted and filed separately with the SEC pursuant to a confidential treatment request.
10.17	**	Credit Agreement among Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, Keybank National Association, Bank of the West and Erickson Air-Crane Incorporated, dated June 24, 2010.
10.17	(a)
First Amendment to Credit Agreement among Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, Keybank National Association, Bank of the West and Erickson Air-Crane Incorporated, dated November 15, 2010.
10.17	(b)
Second Amendment to Credit Agreement among Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, Keybank National Association, Bank of the West and Erickson Air-Crane Incorporated, dated December 31, 2010.
10.17	(c)
Third Amendment to Credit Agreement among Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, Keybank National Association, Bank of the West and Erickson Air-Crane Incorporated, dated May 19, 2011.
10.17	(d)
Fourth Amendment to Credit Agreement among Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, Keybank National Association, Bank of the West and Erickson Air-Crane Incorporated, dated June 30, 2011.
10.18	**
Promissory Note issued by Erickson Air-Crane, Incorporated to ZM Private Equity Fund II, L.P., dated June 30, 2010; Promissory Note issued by Erickson Air-Crane, Incorporated to 10th Lane Finance Co., LLC, dated June 30, 2010.
10.19	**	Executive Employment Agreement between David A. Ford and Erickson Air-Crane Incorporated, dated June 28, 2010.
10.20		[Reserved.]
10.21	*	Form of Erickson Air-Crane Incorporated 2012 Stock Incentive Plan.
10.21	(a)*	Form of Incentive Stock Option Agreement.
10.21	(b)*	Form of Non-Statutory Stock Option Agreement.
10.21	(c)*	Form of Restricted Stock Agreement.
10.21	(d)*	Form of Restricted Stock Unit Agreement.
10.22
Aircraft Lease and Purchase Option Agreement in Respect of One (1) Erickson S-64E Aircraft between HRT Netherlands B.V. and Erickson Air-Crane Incorporated, dated August 1, 2011. Portions of this exhibit have been redacted and filed separately with the SEC pursuant to a confidential treatment request.
10.22	(a)
Amendment No. 1 to the Aircraft Lease and Purchase Option Agreement in Respect of One (1) Erickson S-64E Aircraft between HRT Netherlands B.V. and Erickson Air-Crane Incorporated, dated October 11, 2011. Portions of this exhibit have been redacted and filed separately with the SEC pursuant to a confidential treatment request.
10.23		Promissory Note issued by Erickson Air-Crane, Incorporated to ZM Private Equity Fund I, L.P., dated June 30, 2011.

2

Exhibit No.		Description of Exhibit
10.24		Promissory Note issued by Erickson Air-Crane, Incorporated to ZM Private Equity Fund I, L.P., dated June 30, 2011.
10.25		Promissory Note issued by Erickson Air-Crane, Incorporated to ZM Private Equity Fund II, L.P., dated June 30, 2011.
10.26		Promissory Note issued by Erickson Air-Crane, Incorporated to ZM Private Equity Fund II, L.P., dated June 30, 2011.
21.1	**	List of significant subsidiaries of the registrant.
23.1	*	Consent of Milbank, Tweed, Hadley & McCloy LLP (included in Exhibit 5.1).
23.2		Consent of Grant Thornton LLP.
23.3	**	Consent of Meredith R. Siegfried.
23.4	**	Consent of Gary R. Scott.
23.5	**	Consent of Hank Halter.
23.6	**	Consent of James L. Welch.
24.1	**	Power of Attorney for Udo Rieder.
24.2	**	Power of Attorney for Charles Ryan.
24.3	**	Power of Attorney for Quinn Morgan.
24.4	**	Power of Attorney for Kenneth Lau.

*
To be filed by amendment.

**
Previously filed.

3